As filed with the Securities and Exchange Commission on February 10, 2023

Registration Nos. 333-[______] and 333-[______]-01

UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SF-3

REGISTRATION STATEMENT UNDER THE

SECURITIES ACT OF 1933

GOLDEN CREDIT CARD TRUST

(Issuing entity in respect of the Notes)

GOLDEN CREDIT CARD LIMITED PARTNERSHIP

(Depositor)

(Exact name of registrant as specified in its charter)

Ontario, Canada	[___________]
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

Commission File Number of depositor: 333-[_____]
Central Index Key Number of depositor: 0001964886

Central Index Key Number of sponsor (if applicable): 0001000275

ROYAL BANK OF CANADA

(Exact name of sponsor as specified in its charter)

Golden Credit Card Limited Partnership

c/o Golden Credit Card GP Inc.

200 Bay Street, 12th Floor

Royal Bank Plaza, South Tower

Toronto, Ontario M5J 2J5

(416) 974-4393
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Corporation Service Company
19 West 44th Street, Suite 200
New York, New York 10036
(212) 299-5600
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Joseph Topolski, Esq.

Katten Muchin Rosenman LLP

50 Rockefeller Plaza

New York, New York 10020

(212) 940-6312

Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective as determined by market conditions.

If any of the securities being registered on this Form SF-3 are to be offered pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form SF-3 is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form SF-3 is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant files a further amendment that specifically states that this registration statement will thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement becomes effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

INTRODUCTORY NOTE

This registration statement includes a representative form of prospectus relating to the offering by the Golden Credit Card Trust of a multiple tranche series of asset-backed notes.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not seeking an offer to buy these securities in any state where the offer or sale is prohibited.

SUBJECT TO COMPLETION, DATED ● ●, 202●

GOLDEN CREDIT CARD TRUST®

Issuing Entity (CIK: 0001965551)

GOLDEN CREDIT CARD LIMITED PARTNERSHIP
Depositor (CIK: 0001964886)

ROYAL BANK OF CANADA
Sponsor, Seller, Administrative Agent and Servicer (CIK: 0001000275)

[●%] Credit Card Receivables Backed Class A [Floating Rate] Notes, Series 202●-●
[[●%] Credit Card Receivables Backed Class B [Floating Rate] Notes, Series 202●-●]
[[●%] Credit Card Receivables Backed Class C [Floating Rate] Notes, Series 202●-●]

	Class A Notes	[Class B Notes]	[Class C Notes]
Principal amount:	U.S.$●	U.S.$●	U.S.$●
Interest rate:	[USD Compounded SOFR Index plus] ●% per annum [(determined as described under “Certain Features of Series 202●-● Ownership Interest and Notes – Details of the Offering – Interest”)]	[USD Compounded SOFR Index plus] ●% per annum [(determined as described under “Certain Features of Series 202●-● Ownership Interest and Notes – Details of the Offering – Interest”)]	[USD Compounded SOFR Index plus] ●% per annum [(determined as described under “Certain Features of Series 202●-● Ownership Interest and Notes – Details of the Offering – Interest”)]
Interest payment dates:	Monthly on the 15th, beginning ● ●, 202● (or next business day)	Monthly on the 15th, beginning ● ●, 202● (or next business day)	Monthly on the 15th, beginning ● ●, 202● (or next business day)
Expected principal payment date:	● ●, 202●	● ●, 202●	● ●, 202●
Prescription date (legal maturity):	● ●, 202●	● ●, 202●	● ●, 202●
Price to public:	$● (or ●%)	$● (or ●%)	$● (or ●%)
Underwriting discount:	$● (or ●%)	$● (or ●%)	$● (or ●%)
Proceeds to issuing entity:	$● (or ●%)	$● (or ●%)	$● (or ●%)

Golden Credit Card Trust, by its Issuer Trustee, or the “Trust”, will issue the Class A, Class B and Class C notes, or the “notes” or “Series 202●-● notes”, and is offering the Class A, [Class B] [and] [Class C] notes, or the “offered notes”, under this prospectus. [The [Class B] [and] [Class C] notes are not offered by this prospectus and will be [purchased by Royal Bank of Canada] [offered concurrently but separately [in Canada]] in a private placement transaction.]

The notes will evidence debt obligations of the Trust secured by, and with recourse limited to, the Series 202●-● ownership interest, which will be acquired by the Trust from the Depositor primarily with the proceeds from the sale of the notes. The Series 202●-● ownership interest includes an undivided co-ownership interest with the Seller and other co-owners in a pool of receivables generated from time to time in certain Visa and Mastercard credit card accounts and an interest with the Seller in funds which may be deposited to a series reserve account.

The credit enhancement for the notes will be subordination of more senior classes by more junior classes, the series reserve account (once funded) and excess spread. The Class A[, Class B] [and] [Class C] notes will have the benefit of a [type of derivative agreement] provided by [Royal Bank of Canada], as swap counterparty.

You should consider carefully the risk factors beginning on page ● of Part I of this prospectus.

The notes are obligations of the Trust only and will not represent interests in or obligations of Royal Bank of Canada, Golden Credit Card Limited Partnership, Computershare Trust Company of Canada (other than in its capacity as Trustee of the Trust), CIBC Mellon Trust Company, BNY Trust Company of Canada, the Swap Counterparty, the beneficiaries of the Trust or any affiliate of any of the foregoing.

The Trust is not a trust company and does not carry on or intend to carry on the business of a trust company. The notes are not “deposits” within the meaning of the Canada Deposit Insurance Corporation Act or the Federal Deposit Insurance Act and none of the Series 202●-● ownership interest, the notes or the receivables is insured or guaranteed by the Canada Deposit Insurance Corporation, the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality.

Neither the SEC nor any state securities commission has approved the notes or determined that this prospectus is truthful, accurate or complete. Any representation to the contrary is a criminal offense.

Sole Lead Bookrunner
[UNDERWRITERS]
Co-Managers
[UNDERWRITERS]

The date of this prospectus is ● ●, 202●.

Important Notice About Information Presented in this Prospectus

We have not authorized anyone to provide any information other than that contained or incorporated by reference in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We do not claim the accuracy of the information in this prospectus as of any date other than the date stated on its cover.

We are not offering the offered notes in any state or jurisdiction where the offer is not permitted. The offered notes have not been, and will not be, qualified under the securities laws of any province or territory of Canada and as such may not be offered or sold in Canada during the course of their distribution except pursuant to a Canadian prospectus or a prospectus exemption.

It is important for you to read and consider all of the information contained in both parts of this prospectus in making your investment decision. When or if the information in Part I of this prospectus is more specific than the information in Part II of this prospectus, you should rely on the information in Part I of this prospectus.

We include cross references in this prospectus to captions in these materials where you can find additional related discussions. The Table of Contents in this prospectus provides the pages on which these captions are located.

Capitalized terms used but not defined in Part I of this prospectus shall have the meanings given to them in “Index of Defined Terms” in Part II of this prospectus. In this prospectus, the terms “the Trust”, “we”, “our” and “us” refer to Golden Credit Card Trust[®].

Royal Bank of Canada’s permitted use of the Visa* trademark in this prospectus does not constitute and should not be taken as a Visa Inc., Visa International Service Association or Visa Canada Corporation warranty, guarantee or other endorsement of any kind, of the securities offered by the Trust in association with Visa-related receivables.

Royal Bank of Canada’s permitted use of the Mastercard* trademark in this prospectus does not constitute and should not be taken as a Mastercard International Inc. warranty, guarantee or other endorsement of any kind, of the securities offered by the Trust in association with Mastercard-related receivables.

In this prospectus, references to “Canadian Dollars”, “$”, “CDN$” are to the lawful money of Canada and references to “U.S.$” and “U.S. Dollars” are to the lawful money of the United States.

®	“Golden Credit Card Trust” is a registered trademark of Royal Bank of Canada in Canada; Computershare Trust Company of Canada, as issuer trustee of the Trust, is a licensee of the trademark.

*	Visa is a registered trademark of Visa International Service Association and Mastercard is a registered trademark of Mastercard International Inc.; Royal Bank of Canada is a licensee of the Visa and Mastercard trademarks.

Enforceability of Civil Liabilities Against Foreign Persons

The Trust is organized under the laws of the Province of Ontario and the notes will be governed by the laws of the Province of Ontario. Royal Bank of Canada, the Administrative Agent for the Trust, is a Schedule I bank under the Bank Act (Canada), or the “Bank Act”. Because the Trust and the Administrative Agent are located outside of the United States, it may not be possible for you to effect service of process in the United States on the Trust. Furthermore, it may not be possible for you to enforce against the Trust in the United States judgments against the Trust predicated upon civil liability under the United States federal securities laws because most or all of the Trust’s assets are located outside the United States.

Forward-Looking Statements

Certain statements contained in this prospectus are forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation, relating to future performance or projections of, or to the effect of various circumstances on, the Trust, Royal Bank of Canada, the notes and other financial items. These forward-looking statements represent the Trust’s reasonable beliefs and expectations regarding future events, many of which are, by their nature, inherently uncertain and beyond the Trust’s control. The forward-looking information contained in this document is presented for the purpose of assisting potential purchasers of the notes in understanding the Trust’s performance and may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “commit”, “target”, “objective”, “plan” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “might”, “should”, “could” or “would”.

Forward-looking statements contained in this prospectus are subject to a variety of risks and uncertainties described under “Risk Factors” and other factors that could cause actual results to differ materially from the projected results.

The risks and uncertainties described under “Risk Factors” are not exhaustive and you are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date on which they were made. Except as required by law, the Trust undertakes no obligation to update or revise any forward-looking statement, whether written or oral, that may be made from time to time on the Trust’s behalf, to reflect subsequent circumstances or events.

Notice to Investors in the United Kingdom

Prohibition on Sales to UK Retail Investors

THE NOTES ARE NOT INTENDED TO BE OFFERED, SOLD OR OTHERWISE MADE AVAILABLE TO, AND SHOULD NOT BE OFFERED, SOLD OR OTHERWISE MADE AVAILABLE TO, ANY UK RETAIL INVESTOR IN THE UNITED KINGDOM (“UK”). FOR THESE PURPOSES, THE EXPRESSION “UK RETAIL INVESTOR” MEANS A PERSON WHO IS ONE (OR MORE) OF THE FOLLOWING: (1) A RETAIL CLIENT, AS DEFINED IN POINT (8) OF ARTICLE 2 OF COMMISSION DELEGATED REGULATION (EU) 2017/565 (AS AMENDED), AS IT FORMS PART OF UK DOMESTIC LAW BY VIRTUE OF THE EUROPEAN UNION (WITHDRAWAL) ACT 2018 (AS AMENDED, THE “EUWA”); OR (2) A CUSTOMER WITHIN THE MEANING OF THE PROVISIONS OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (AS AMENDED, THE “FSMA”) AND ANY RULES OR REGULATIONS MADE UNDER THE FSMA (AS SUCH RULES AND REGULATIONS MAY BE AMENDED) TO IMPLEMENT DIRECTIVE (EU) 2016/97, WHERE THAT CUSTOMER WOULD NOT QUALIFY

AS A PROFESSIONAL CLIENT, AS DEFINED IN POINT (8) OF ARTICLE 2(1) OF REGULATION (EU) NO 600/2014 (AS AMENDED), AS IT FORMS PART OF UK DOMESTIC LAW BY VIRTUE OF THE EUWA; OR (3) NOT A QUALIFIED INVESTOR (“UK QUALIFIED INVESTOR”) AS DEFINED IN ARTICLE 2 OF REGULATION (EU) 2017/1129, AS IT FORMS PART OF UK DOMESTIC LAW BY VIRTUE OF THE EUWA (AS AMENDED, THE “UK PROSPECTUS REGULATION”). CONSEQUENTLY NO KEY INFORMATION DOCUMENT REQUIRED BY REGULATION (EU) NO 1286/2014, AS IT FORMS PART OF UK DOMESTIC LAW BY VIRTUE OF THE EUWA (AS AMENDED, THE “UK PRIIPS REGULATION”) FOR OFFERING OR SELLING THE NOTES OR OTHERWISE MAKING THEM AVAILABLE TO UK RETAIL INVESTORS IN THE UK HAS BEEN PREPARED; AND THEREFORE OFFERING OR SELLING THE NOTES OR OTHERWISE MAKING THEM AVAILABLE TO ANY UK RETAIL INVESTOR IN THE UK MAY BE UNLAWFUL UNDER THE UK PRIIPS REGULATION.

OTHER UK OFFERING RESTRICTIONS

THIS PROSPECTUS IS NOT A PROSPECTUS FOR THE PURPOSES OF THE UK PROSPECTUS REGULATION. THIS PROSPECTUS HAS BEEN PREPARED ON THE BASIS THAT ANY OFFER OF THE NOTES IN THE UK WILL BE MADE ONLY TO A UK QUALIFIED INVESTOR. ACCORDINGLY, ANY PERSON MAKING OR INTENDING TO MAKE AN OFFER IN THE UK OF THE NOTES WHICH ARE THE SUBJECT OF THE OFFERING CONTEMPLATED IN THIS PROSPECTUS MAY ONLY DO SO WITH RESPECT TO UK QUALIFIED INVESTORS. NONE OF THE ISSUER, THE SELLER OR ANY UNDERWRITER HAS AUTHORIZED, NOR DO THEY AUTHORIZE, THE MAKING OF ANY OFFER OF THE NOTES IN THE UK OTHER THAN TO UK QUALIFIED INVESTORS.

UK MIFIR PRODUCT GOVERNANCE

ANY DISTRIBUTOR SUBJECT TO THE FCA HANDBOOK PRODUCT INTERVENTION AND PRODUCT GOVERNANCE SOURCEBOOK (THE “UK MIFIR PRODUCT GOVERNANCE RULES”) THAT IS OFFERING, SELLING OR RECOMMENDING THE NOTES IS RESPONSIBLE FOR UNDERTAKING ITS OWN TARGET MARKET ASSESSMENT IN RESPECT OF THE NOTES AND DETERMINING APPROPRIATE DISTRIBUTION CHANNELS. NONE OF THE ISSUER, THE SELLER OR ANY UNDERWRITER MAKES ANY REPRESENTATIONS OR WARRANTIES AS TO A DISTRIBUTOR’S COMPLIANCE WITH THE UK MIFIR PRODUCT GOVERNANCE RULES.

OTHER UK REGULATORY RESTRICTIONS

IN THE UK, THIS PROSPECTUS IS BEING COMMUNICATED ONLY TO AND IS DIRECTED ONLY AT PERSONS WHO: (1) HAVE PROFESSIONAL EXPERIENCE IN MATTERS RELATING TO INVESTMENTS AND WHO FALL WITHIN ARTICLE 19(5) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2005 (AS AMENDED, THE “FINANCIAL PROMOTION ORDER”); OR (2) ARE PERSONS FALLING WITHIN ARTICLE 49(2)(A) TO (D) (“HIGH NET WORTH COMPANIES, UNINCORPORATED ASSOCIATIONS ETC.”) OF THE FINANCIAL PROMOTION ORDER; OR (3) ARE ANY OTHER PERSONS TO WHOM THIS PROSPECTUS MAY OTHERWISE LAWFULLY BE COMMUNICATED OR DIRECTED UNDER SECTION 21 OF FSMA (ALL SUCH PERSONS TOGETHER BEING REFERRED TO AS “RELEVANT PERSONS”). IN THE UK, ANY INVESTMENT OR INVESTMENT ACTIVITY TO WHICH THIS PROSPECTUS RELATES, INCLUDING THE NOTES, IS AVAILABLE ONLY TO RELEVANT PERSONS AND

WILL BE ENGAGED IN ONLY WITH RELEVANT PERSONS. THE DISTRIBUTION OF THIS PROSPECTUS IN THE UK TO PERSONS OTHER THAN RELEVANT PERSONS IS UNAUTHORIZED AND MAY CONTRAVENE FSMA.

POTENTIAL INVESTORS IN THE UK ARE ADVISED THAT ALL, OR MOST, OF THE PROTECTIONS AFFORDED BY THE UK REGULATORY SYSTEM WILL NOT APPLY TO AN INVESTMENT IN THE NOTES AND THAT COMPENSATION WILL NOT BE AVAILABLE UNDER THE UK FINANCIAL SERVICES COMPENSATION SCHEME.

Notice to Investors in the European Economic Area

THE NOTES ARE NOT INTENDED TO BE OFFERED, SOLD OR OTHERWISE MADE AVAILABLE TO, AND SHOULD NOT BE OFFERED, SOLD OR OTHERWISE MADE AVAILABLE TO, ANY EU RETAIL INVESTOR IN THE EUROPEAN ECONOMIC AREA (“EEA”). FOR THESE PURPOSES, THE EXPRESSION “EU RETAIL INVESTOR” MEANS A PERSON WHO IS ONE (OR MORE) OF THE FOLLOWING: (1) A RETAIL CLIENT AS DEFINED IN POINT (11) OF ARTICLE 4(1) OF DIRECTIVE 2014/65/EU (AS AMENDED, “MIFID II”).); (2) A CUSTOMER WITHIN THE MEANING OF DIRECTIVE (EU) 2016/97 (AS AMENDED), WHERE THAT CUSTOMER WOULD NOT QUALIFY AS A PROFESSIONAL CLIENT AS DEFINED IN POINT (10) OF ARTICLE 4(1) OF MIFID II; OR (3) NOT A QUALIFIED INVESTOR (“EU QUALIFIED INVESTOR”) AS DEFINED IN ARTICLE 2 REGULATION (EU) 2017/1129 (AS AMENDED, THE “EU PROSPECTUS REGULATION”).

CONSEQUENTLY NO KEY INFORMATION DOCUMENT REQUIRED BY REGULATION (EU) NO 1286/2014, (AS AMENDED, THE “EU PRIIPS REGULATION”), FOR OFFERING OR SELLING THE NOTES OR OTHERWISE MAKING THEM AVAILABLE TO EU RETAIL INVESTORS IN THE EEA HAS BEEN PREPARED; AND THEREFORE OFFERING OR SELLING THE NOTES OR OTHERWISE MAKING THEM AVAILABLE TO ANY EU RETAIL INVESTOR IN THE EEA MAY BE UNLAWFUL UNDER THE EU PRIIPS REGULATION.

OTHER EEA OFFERING RESTRICTIONS

THIS PROSPECTUS IS NOT A PROSPECTUS FOR THE PURPOSES OF THE EU PROSPECTUS REGULATION. THIS PROSPECTUS HAS BEEN PREPARED ON THE BASIS THAT ANY OFFER OF THE NOTES IN THE EEA WILL BE MADE ONLY TO AN EU QUALIFIED INVESTOR. ACCORDINGLY, ANY PERSON MAKING OR INTENDING TO MAKE AN OFFER IN THE EEA OF THE NOTES WHICH ARE THE SUBJECT OF THE OFFERING CONTEMPLATED IN THIS PROSPECTUS MAY ONLY DO SO WITH RESPECT TO EU QUALIFIED INVESTORS. NONE OF THE TRUST OR ANY UNDERWRITER HAS AUTHORIzED, NOR DO THEY AUTHORIzE, THE MAKING OF ANY OFFER OF NOTES IN THE EEA OTHER THAN TO EU QUALIFIED INVESTORS.

MIFID II PRODUCT GOVERNANCE

ANY DISTRIBUTOR SUBJECT TO MIFID II THAT IS OFFERING, SELLING OR RECOMMENDING THE NOTES IS RESPONSIBLE FOR UNDERTAKING ITS OWN TARGET MARKET ASSESSMENT IN RESPECT OF THE NOTES AND DETERMINING ITS OWN DISTRIBUTION CHANNELS FOR THE PURPOSES OF THE MIFID II PRODUCT GOVERNANCE RULES UNDER COMMISSION DELEGATED DIRECTIVE (EU) 2017/593 (AS AMENDED, THE “DELEGATED DIRECTIVE”). NONE OF THE ISSUER, THE SELLER OR

ANY UNDERWRITER MAKES ANY REPRESENTATIONS OR WARRANTIES AS TO A DISTRIBUTOR’S COMPLIANCE WITH THE DELEGATED DIRECTIVE.

EEA and UK Due Diligence and Risk Retention Rules Considerations

In connection with the offering of the notes, the Seller (as originator) will retain a material net economic interest of not less than 5% of the nominal value of each of the securitized exposures in accordance with Article 6(3)(b) of the Securitization Regulations in the form of an originator’s interest, in this case through the Seller’s holding of the Retained Interest, as described below.

Article 5 of Regulation (EU) 2017/2402 of the European Parliament and of the Council of December 12, 2017 (as amended by Regulation (EU) 2021/557 and (except as otherwise stated) as further amended from time to time, the “EU Securitization Regulation”) and any related regulatory technical standards and implementing technical standards and any official binding guidance published in relation thereto by the European Banking Authority, the European Securities and Markets Authority or the European Insurance and Occupational Pensions Authority (or, in any case, any predecessor authority) or by the European Commission (all (except as otherwise stated) as amended from time to time, together with the EU Securitization Regulation, the “EU Retention Rules”) place certain restrictions and conditions on investments in securitizations (as defined in the EU Securitization Regulation) (the “EU Due Diligence Requirements”) by “institutional investors”, defined to include (a) a credit institution or an investment firm as defined in and for purposes of Regulation (EU) No 575/2013, as amended, known as the Capital Requirements Regulation (the “CRR”), (b) an insurance undertaking or a reinsurance undertaking as defined in Directive 2009/138/EC, as amended, known as Solvency II, (c) an alternative investment fund manager as defined in Directive 2011/61/EU that manages and/or markets alternative investment funds in the EU, (d) an undertaking for collective investment in transferable securities (“UCITS”) management company, as defined in Directive 2009/65/EC, as amended, known as the UCITS Directive, or an internally managed UCITS, which is an investment company that is authorized in accordance with that Directive and has not designated such a management company for its management, and (e) with certain exceptions, an institution for occupational retirement provision falling within the scope of Directive (EU) 2016/2341, or an investment manager or an authorized entity appointed by such an institution for occupational retirement provision as provided in that Directive. Pursuant to Article 14 of the CRR, those conditions also apply to investments by certain consolidated affiliates, wherever established or located, of institutions regulated under the CRR (such affiliates, together with all institutional investors, the “EU Affected Investors”).

Article 5 of Regulation (EU) 2017/2402 of the European Parliament and of the Council of December 12, 2017, as it forms part of UK domestic law by virtue of the EUWA, and as amended by the Securitization (Amendment) (EU Exit) Regulations 2019 (as further amended and supplemented, the “UK Securitization Regulation” and, together with the EU Securitization Regulation, the “Securitization Regulations”) and any related technical standards and official binding guidance published in relation thereto (all (except as otherwise stated) as amended from time to time, together with the UK Securitization Regulation, the “UK Retention Rules”) place certain restrictions and conditions on investments in securitizations (as defined in the UK Securitization Regulation) (the “UK Due Diligence Requirements” and, together with the EU Due Diligence Requirements, the “Due Diligence Requirements”) by “institutional investors”, defined to include (a) insurance undertakings and reinsurance undertakings as defined in the FSMA; (b) occupational pension schemes as defined in the Pension Schemes Act 1993 that have their main administration in the UK, and certain fund managers of such schemes; (c) AIFMs as defined in the Alternative Investment Fund Managers Regulations 2013 which market or manage AIFs (as defined in the those regulations) in the UK; (d) UCITS as defined in the FSMA, which are authorized open ended investment companies as defined in FSMA, and management companies as defined in the FSMA; and (e) CRR firms as defined in Regulation (EU) No 575/2013, as it forms part of UK domestic law by virtue of the EUWA, and as amended (the “UK CRR”); and (f) an FCA investment firm as defined by Article

4(1)(2AB) of the UK CRR. Those conditions also apply to investments by certain consolidated affiliates, wherever established or located, of such CRR firms (such affiliates, together with all such institutional investors, “UK Affected Investors” and, together with EU Affected Investors, the “Affected Investors”).

Prior to investing in (or otherwise holding an exposure to) a securitization position (as defined in the Securitization Regulations) established in a third country (i.e. outside the EEA or the UK), an Affected Investor, other than the originator, sponsor or original lender (each as defined in the Securitization Regulations) must, among other things: (i) verify that the originator, sponsor or original lender retains, on an ongoing basis, a material net economic interest which, in any event shall not be less than 5% determined in accordance with Article 6 of the Securitization Regulations and discloses the risk retention to Affected Investors; (ii) verify that that the originator, sponsor or securitization special purpose entity (“SSPE”) has, where applicable, (A) for an EU Affected Investor, made available the information required by Article 7 of the EU Securitization Regulation in accordance with the frequency and modalities provided for in that Article or (B) for a UK Affected Investor, made available information which is substantially the same as that which an originator, sponsor or SSPE would have made available as required by Article 7 of the UK Securitization Regulation if it had been established in the UK and has done so with such frequency and modalities as are substantially the same as those with which it would have made information available as required by Article 7 of the UK Securitization Regulation if it had been established in the UK; (iii) verify that the originator or original lender grants all the credits giving rise to the underlying exposures on the basis of sound and well-defined criteria and clearly established processes for approving, amending, renewing and financing those credits and has effective systems in place to apply those criteria and processes to ensure that credit-granting is based on a thorough assessment of the obligor’s creditworthiness; and (iv) carry out a due-diligence assessment which enables the Affected Investor to assess the risks involved, considering at least (A) the risk characteristics of the securitization position and the underlying exposures, and (B) all the structural features of the securitization that can materially impact the performance of the securitization position.

While holding a securitization position, an Affected Investor must also (a) establish appropriate written procedures in order to monitor, on an ongoing basis, its compliance with the foregoing requirements and the performance of the securitization position and of the underlying exposures, (b) regularly perform stress tests on the cash flows and collateral values supporting the underlying exposures, (c) ensure internal reporting to its management body to enable adequate management of material risks and (d) be able to demonstrate to its regulatory authorities that it has a comprehensive and thorough understanding of the securitization position and its underlying exposures and has implemented written policies and procedures for managing risks of the securitization position and maintaining records of the foregoing verifications and due diligence and other relevant information.

Certain aspects of the EU Retention Rules are to be further specified in regulatory technical standards to be adopted by the European Commission as a delegated regulation. As at the date of this prospectus no such regulatory technical standards have been adopted by the European Commission or published in final form. Pursuant to Article 43(7) of the EU Securitisation Regulation, until these regulatory technical standards apply, certain provisions of Delegated Regulation (EU) No. 625/2014 shall continue to apply. Certain aspects of the UK Retention Rules are to be further specified in regulatory technical standards to be adopted by the UK as a delegated regulation. Until these regulatory technical standards apply, certain provisions of Delegated Regulation (EU) No. 625/2014 as it forms part of UK domestic law by virtue of the EUWA shall apply.

While and to the extent that the EU Retention Rules or UK Retention Rules remain in the form effective on the date of the issuance of the notes, the Seller will undertake that: (i) the Seller (as originator) will retain a material net economic interest of not less than 5% of the nominal value of each of the securitized exposures in accordance with Article 6(3)(b) of the EU Securitization Regulation and UK

Securitization Regulation (which, in each case, does not take into account any relevant national measures) in the form of an originator’s interest, in this case through the Seller’s holding of the Retained Interest, (ii) this form of retention will not change while the notes are outstanding, except, where applicable, under exceptional circumstances in accordance with the EU Retention Rules and UK Retention Rules, (iii) the Retained Interest will not be subject to any credit risk mitigation, any short position or any other hedge and will not be sold, except to the extent permitted by the EU Retention Rules and UK Retention Rules, and (iv) the Seller will provide ongoing confirmation of its continued compliance with its obligations in clauses (i) and (iii) in this paragraph in or concurrently with the delivery of each Investors’ Monthly Portfolio Report Summary.

The transaction described in this prospectus is not being structured to ensure compliance by any person with the transparency requirements in Article 7 of the Securitization Regulations (the “Transparency Requirements”). The jurisdictional scope of the Transparency Requirements is unclear and there continue to be ongoing discussions among market participants in relation to the interpretation of the jurisdictional scope of the Transparency Requirements, their applicability to third country originators, sponsors and SSPEs, and the extent to which an Affected Investor is required to verify compliance with the Transparency Requirements in cases where the originator, the original lender or the sponsor is established in a third country

The Seller does not undertake to take any further action to comply (or to enable Affected Investors to comply) with the EU Retention Rules, UK Retention Rules or any future EU or UK laws, regulations, rules or orders that amend, supplement or replace the EU Retention Rules or UK Retention Rules. The Seller does not undertake to deliver any information beyond that contained in the Investors’ Monthly Portfolio Report Summary or to take any action for purposes of, or in connection with, facilitating or enabling the compliance by any investor with the Due Diligence Requirements. Accordingly, none of the Seller, the Trust, the Underwriters or any other transaction party makes any representation or gives any assurance that the matters set forth above and the information given in this prospectus or pursuant to the transaction documents are or will be sufficient for compliance by Affected Investors with the Transparency Requirements and Due Diligence Requirements and criteria set out in the applicable EU Retention Rules or UK Retention Rules.

Prospective investors that are Affected Investors are required to independently assess and determine the sufficiency of the information described above, in this prospectus and which otherwise may be made available to investors (if any), generally for the purposes of complying with the Due Diligence Requirements, and any national measures or applicable regulations which may be relevant, and none of the Seller, the Trust, the Underwriters or any other transaction party makes any representation that the information described above, in this prospectus and otherwise which may be made available to such investors (if any) is sufficient in all circumstances for such purposes. Prospective investors that are Affected Investors should make themselves aware of such requirements, where applicable to them, in addition to any other regulatory requirements applicable to them with respect to their investment in the notes.

Failure by an Affected Investor to comply with the applicable Due Diligence Requirements with respect to an investment in the notes offered by this prospectus may result in the imposition of a penalty regulatory capital charge on that investment or of other regulatory sanctions by the competent authority of such Affected Investor. Prospective noteholders are responsible for analyzing their own regulatory position and are advised to consult with their own advisors regarding the suitability of the notes for investment and compliance with the applicable EU Retention Rules and UK Retention Rules (and any changes thereto). The EU Retention Rules and UK Retention Rules (and any changes thereto) could adversely affect the market value and liquidity of the notes.

PART I

The Series 202●-● Ownership Interest and the Notes

Summary of Terms

This summary describes the main terms of the issuance of and payments on the notes, the assets of the trust, the cash flows in this securitization transaction and the credit enhancement available for the notes. It does not contain all of the information that you should consider in making your decision to purchase any notes. To understand fully the terms of the notes and the transaction structure, you should read this prospectus completely, especially “Risk Factors” starting on page ●.

Transaction Parties and Key Terms

Issuing Entity:	Golden Credit Card Trust

Depositor:	Golden Credit Card Limited Partnership

Sponsor, Seller, Administrative Agent and Servicer:	Royal Bank of Canada, or “RBC”

Indenture Trustee:	CIBC Mellon Trust Company

Issuer Trustee:	Computershare Trust Company of Canada

Custodian:	BNY Trust Company of Canada

Asset Representations Reviewer:	Clayton Fixed Income Services LLC

Expected Closing Date:	● ●, 202●

Offered Notes:	The Class A, [Class B] [and] [Class C] notes are offered by this prospectus. [The [Class B] [and] [Class C] notes are not offered by this prospectus and will be [purchased by Royal Bank of Canada] [offered concurrently but separately [in Canada]] in a private placement transaction.]

Clearance and Settlement:	The Depository Trust Company, or “DTC”

Denominations:	Minimum denominations of U.S.$1,000 and integral multiples of U.S.$1,000.

Primary Assets of the Issuing Entity:	Undivided co-ownership interests in a revolving pool of Visa and Mastercard credit card receivables owned by RBC.

Servicing Fee Rate:	No servicing fee if RBC is Servicer; [2]% of the Invested Amount of the Series 202●-● ownership interest per year if RBC is no longer Servicer.

Principal Terms of the Series 202●-● Notes
	Class A Notes	[Class B Notes][(2)]	[Class C Notes][(2)]
Principal Amount:	U.S.$●	[CAD$][U.S.$]●	[CAD$][U.S.$]●
Initial % of Series 202●-● Notes:	●%	●%	●%
Credit Enhancement:	Subordination of Class B and Class C notes; reserve account (once funded)	Subordination of Class C notes; reserve account (once funded)	Reserve account (once funded)
Interest Rate:	[USD Compounded SOFR Index(1) plus] ●% per year	[USD Compounded SOFR Index(1) plus] ●% per year	[USD Compounded SOFR Index(1) plus] ●% per year
Interest Accrual Method:	[Actual] [30]/360 Actual/365 or 366 (for interest on interest)	[Actual] [30]/360 Actual/365 or 366 (for interest on interest)	[Actual] [30]/360 Actual/365 or 366 (for interest on interest)
[Interest Rate Index Reset Date:]	[Five U.S. Government Securities Business Days preceding the last day of each Interest Period] [N/A]	[Five U.S. Government Securities Business Days preceding the last day of each Interest Period] [N/A]	[Five U.S. Government Securities Business Days preceding the last day of each Interest Period] [N/A]
Interest Payment Date (prior to Related Event of Default):	Monthly (15th or next business day), beginning ● ●, 202●	[Monthly (15th or next business day), beginning ● ●, 202●][Semi-annually (January and July), beginning ● ●, 202●]	[Monthly (15th or next business day), beginning ● ●, 202●][Semi-annually (January and July), beginning ● ●, 202●]
Interest Payment Dates (following Related Event of Default):	Monthly (15th or next business day)	Monthly (15th or next business day)	Monthly (15th or next business day)
Commencement of Accumulation Period (subject to adjustment):	● ●, 202●	● ●, 202●	● ●, 202●
End of Accumulation Period:	Earliest of (i) the first Distribution Day on which the Invested Amount is reduced to zero, (ii) the Amortization Commencement Day, if applicable, and (iii) ● ●, 202●	Earliest of (i) the first Distribution Day on which the Invested Amount is reduced to zero, (ii) the Amortization Commencement Day, if applicable, and (iii) ● ●, 202●	Earliest of (i) the first Distribution Day on which the Invested Amount is reduced to zero, (ii) the Amortization Commencement Day, if applicable, and (iii) ● ●, 202●

	Class A Notes	Class B Notes[(2)]	Class C Notes[(2)]
Expected Final Payment Date (Principal):	● ●, 202●	● ●, 202●	● ●, 202●
Prescription Date:	● ●, 202●	● ●, 202●	● ●, 202●
ERISA eligibility:	Yes, subject to important considerations described under “ERISA Considerations”.
Debt for United States Federal Income Tax Purposes:	Yes, subject to important considerations described under “United States Federal Income Tax Consequences”.

[(1)	The interest rate for the [Class A], [Class B] [and] [Class C] notes will be a rate initially based on USD Compounded SOFR Index: however, the benchmark may change in certain situations. For a description of how the interest rate for the [Class A], [Class B] [and] [Class C] notes is determined and the circumstances under which the benchmark may change, see “Certain Features of Series 202●-● Ownership Interest an Notes – Details of the Offering – Interest”.]

[(2)	The [Class B] [and ][Class C] notes are not offered by this prospectus and will be [purchased by Royal Bank of Canada] [offered concurrently but separately [in Canada]] in a private placement transaction.]

Other Securities Issued and Outstanding

As of the date of this prospectus, the Trust has outstanding the following additional series of asset-backed securities:

(i)	[Credit Card Receivables Backed Class A, Class B and Class C Notes, Series 202●-●

By a prospectus dated ● ●, 202●, the Trust issued in the United States U.S.$ ● [●%] credit card receivables backed class A [floating rate] notes, Series 202●-●, U.S.$ [● ●%] credit card receivables backed class B [floating rate] notes, Series 202●-● and U.S.$ ● [●%] credit card receivables backed class C [floating rate] notes, Series 202●-●, each with an expected final payment date of ● ●, 202●];

(ii)	[Credit Card Receivables Backed Class A, Class B and Class C Notes, Series 202●-●

By a prospectus dated ● ●, 202●, the Trust issued in the United States U.S.$ ● [●%] credit card receivables backed class A [floating rate] notes, Series 202●-●, and by way of private placement in Canada, the Trust concurrently issued CDN$● [●%] credit card receivables backed class B [floating rate] notes, Series 202●-● and CDN$● [●%] credit card receivables backed class C [floating rate] notes, Series 202●-●, each with an expected final payment date of ● ●, 202●]; and

(iii)	[Credit Card Receivables Backed Class A, Class B and Class C Notes, Series 202●-●

By a private placement in Canada dated ● ●, 202●, the Trust issued CDN$ ● [●%] credit card receivables backed class A [floating rate] notes, Series 202●-●, CDN$● [●%] credit card receivables backed class B [floating rate] notes, Series 202●-● and CDN$● [●%] credit card receivables backed class C [floating rate] notes, Series 202●-●, each with an expected final payment date of ● ●, 202●].

[The Trust will purchase an additional ownership interest concurrently with the Series 202●-● ownership interest.]

Issuance of Additional Series Ownership Interests and Series of Notes

Under the Pooling and Servicing Agreement and pursuant to a Series Purchase Agreement, a new series ownership interest may be created and transferred only upon satisfaction of certain conditions, including: (a) the satisfaction of the Rating Agency Condition; (b) the Seller having determined that, after giving effect to such transfer the Pool Balance will not be less than the Required Pool Balance; and (c) the Seller shall have delivered a certificate certifying that the Seller reasonably believes that the transfer of the new series will not result in the occurrence of an amortization event in respect of any series. See “Operations of the Trust—Ownership Interests—Sale of Other Series of Ownership Interests” in Part II of this Prospectus.

Under the Trust Indenture and pursuant to a Series Supplement, a new series of notes may be created in connection with the purchase by the Trust of a series ownership interest. See “The Trust Indenture—General” in Part II of this Prospectus.

Transaction Structure and Parties Diagram

The following diagram is a simplified presentation of the structure of the transaction and role of each transaction party in the securitization transaction. You should carefully read this prospectus in its entirety for more details about the structure of the securitization transaction and the roles of each transaction party in this securitization transaction.

The Trust

Golden Credit Card Trust was established pursuant to the laws of the Province of Ontario by declaration of trust made as of March 31, 1999, as supplemented by a supplemental declaration of trust made as of April 22, 2008 and a second supplemental declaration of trust made as of September 29, 2011, to purchase from RBC (as “Seller”) and/or the Depositor undivided co-ownership interests in a revolving pool of Visa and Mastercard credit card receivables (collectively, the “receivables”) and to issue asset backed notes, including the notes. Computershare Trust Company of Canada is trustee of the Trust (the “Issuer Trustee”) and its head office is at c/o Computershare Trust Company of Canada, [100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, Corporate Trust Department, telephone ●]. The Issuer Trustee has delegated its responsibility for the day-to-day administration of the Trust to an administrative agent, which is currently RBC.

The Notes and the Series 202●-● Ownership Interest

The notes will evidence debt obligations of the Trust secured by, and with recourse limited to, the Series 202●-● ownership interest which will be acquired by the Trust from the Depositor, who will acquire it from the Seller, primarily with the proceeds from the sale of the notes. On the date specified as the “Closing Date” in the Series 202●-● Purchase Agreement (the “Closing Date”), the Invested Amount of the Series 202●-● ownership interest will be equal to CDN$● (the “Initial Invested Amount”). Payments on the notes will be funded by the Trust from the share of collections from the Pooled Assets to which it is entitled in respect of the Series 202●-● ownership interest.

The “Series 202●-● ownership interest” will include (i) an undivided co-ownership interest with the Seller and other co-owners in the receivables described below and certain related assets (together with the receivables, the “Account Assets”) generated from time to time in certain Visa and Mastercard credit card accounts, and (ii) an interest with the Seller in funds which may be deposited to a reserve account (the “Series Reserve Account”). The Series 202●-● ownership interest will entitle the Trust to receive a share of future collections from the Account Assets and, in certain circumstances, funds deposited to the Series Reserve Account. Funds in the Series Reserve Account, if any, will be available to meet the obligations of the Trust if the funds otherwise generated by the Series 202●-● ownership interest from time to time are not sufficient to pay interest due on the notes on each Interest Payment Date, to maintain the Trust’s investment in the Account Assets and to pay the principal of the notes when due. See “Operations of the Trust —Series Ownership Interests” and “Operations of the Trust — Collection, Series Distribution and Series Reserve Accounts — The Series Reserve Account” in Part II of this prospectus. The “Required Pool Percentage” with respect to the Series 202●-● ownership interest will be [107]% or such lesser percentage as shall satisfy the Rating Agency Condition. The Series 202●-● ownership interest is a fully serviced interest. The Trust will not pay any fees to RBC as the Servicer under the Pooling and Servicing Agreement. If RBC should cease being the Servicer, the Trust will have to pay any successor Servicer its share of a monthly servicing fee of not more than one-twelfth of [2]% of the Pool Balance.

The Class B and Class C notes will provide credit support for the Class A notes. Repayment of the principal amounts of the Class B and Class C notes will not be made until all principal and interest owing under the Class A notes have been fully paid. The Class C notes will provide credit support for the Class B notes. Repayment of the principal amounts of the Class C notes will not be made until all principal and interest owing under the Class B notes have been fully paid. See “Certain Features of Series 202●-● Ownership Interest and Notes — Details of the Offering — Credit Support for the Notes” and “Certain Features of Series 202●-● Ownership Interest and Notes — Payment Priorities”.

The Class A notes will bear interest at the rate of [USD Compounded SOFR Index1 plus] ●% per annum, the Class B notes will bear interest at the rate of [USD Compounded SOFR Index1 plus] ●% per annum and the Class C notes will bear interest at the rate of [USD Compounded SOFR Index1 plus] ●% per annum, each payable monthly in arrears on the 15th day of each month (or if such day is not a Business Day, the next following Business Day) (each, a “Interest Payment Date”) beginning on ● ●, 202●.

[1]	[The interest rate for the [Class A], [Class B] [and] [Class C] Notes will be a rate initially based on USD Compounded SOFR Index; however, the benchmark may change in certain situations. For a description of how the interest rate for the [Class A], [Class B] [and] [Class C] Notes is determined and the circumstances under which the benchmark may change, see “Certain Features of Series 202[•]-[•] Ownership Interest and Notes – Details of the Offering –Interest”.]

Repayment of principal of the notes is expected to occur on ● ●, 202● (the “Expected Final Payment Date”), or if such day is not a Business Day, the next following Business Day, subject to earlier or later payment in certain limited circumstances, as described herein, at which time the Trust will pay the holders of notes principal and interest from funds allocated to the Trust in respect of the Series 202●-● ownership interest. See “Certain Features of Series 202●-● Ownership Interest and Notes — Details of the Offering — Interest” and “— Principal”.

Visa and Mastercard Credit Card Accounts

The Seller owns a portfolio of personal and small business Visa credit card accounts (the “Visa accounts”) and a portfolio of personal and small business Mastercard credit card accounts (the “Mastercard accounts”). In this prospectus, for personal credit card accounts, customers who use the Visa accounts and the Mastercard accounts as either primary cardholders or co-applicant cardholders are jointly and severally liable for amounts due under Visa accounts and the Mastercard accounts and are referred to as “obligors”. An authorized user is a person who has the ability to charge transactions to the personal credit card account and to whom the Seller has issued a card, but who is not liable for the debt.

For small business credit card accounts, the business and business owners are also typically jointly and severally liable for amounts due, and are also obligors. Depending on the type of business credit card account, cards can also be issued to “employees” of the business. An employee is a person who has the ability to charge transactions to the business credit card account and to whom the Seller has issued a card, but who is not liable for the debt. The Visa accounts and the Mastercard accounts entitle the Seller to receive several types of payments from the obligors.

When a cardholder makes a purchase of goods or services or receives a cash advance using a Visa credit card or a Mastercard credit card issued by the Seller, the obligor is obligated to pay the Seller the full cost of the goods or services purchased and the amount advanced on that account. This amount is referred to in this prospectus as a “principal receivable”.

If an obligor pays the entire amount of principal receivables which are owing in a month within the permitted grace period, no interest will be payable on the portion of such principal receivables that consists of new purchases and fees for the previous statement period (interest will still be payable on cash advances). If the entire amount of such principal receivables is not paid within the grace period, the obligor will be required to pay interest on the outstanding amount of principal receivables, including new purchases from their transaction dates. Small business credit cards are treated differently in that to take advantage of the grace period for new purchases and fees, the obligor must also have paid the entire amount of the principal receivables for the previous month by that month’s statement’s payment due date. Interest accrues on cash advances from the date of the advance. Interest payable in respect of principal receivables is referred to in this prospectus as a “finance charge receivable”. In addition, obligors may be required to pay other fees, including the annual or membership fee. These fees and charges are also included in finance charge receivables as well as applicable Interchange Fees.

The Pool of Receivables

The Seller will sell to the Depositor, and the Depositor will sell to the Trust an ownership interest in the principal receivables and finance charge receivables generated in certain of its Visa and Mastercard accounts (collectively, the “receivables”).

The relevant Visa and Mastercard accounts currently include those accounts established by the Seller in each year from 1967 to and including [December 31, 2017], subject to certain exclusions. The Seller may add or remove accounts from the pool if certain conditions are met.

As at ● ●, 202●, the aggregate receivables outstanding was approximately $● billion and there were ● accounts which had an average balance of approximately $● and an average credit limit of approximately $●. The average account balance as a percentage of the average credit limit with respect to the accounts was approximately ●%. Additionally, for the ● 202● monthly period, ●% of the accounts received the minimum payment due and ●% of the accounts received a full balance payment. For more information on the characteristics of the pool of receivables, see “Credit Card Portfolio — The Accounts”.

The Seller has sold and may continue to sell ownership interests to purchasers, including the Depositor and the Trust, who are referred to in this prospectus as “Series Co-Owners”. An “ownership interest” consists of an undivided co-ownership interest in the Account Assets (which assets include, among other things, the receivables), an interest in any credit enhancement relating to the purchased ownership interest and an interest in the funds on deposit in certain depository accounts relating to the purchased ownership interest (collectively, the “Pooled Assets”). The interest in the Pooled Assets which is not sold by the Seller is referred to in this prospectus as the “Retained Interest”. The Trust has previously purchased numerous series of ownership interests from the proceeds of notes which are secured by, and with recourse limited to, the related ownership interests, and currently holds ownership interests with respect to the notes listed under “—Other Securities Issued and Outstanding” above. [The Trust will purchase an additional ownership interest concurrently with the Series 202●-● ownership interest.]

The relationship among the Series Co-Owners and the Seller is governed by the Pooling and Servicing Agreement. The Pooling and Servicing Agreement is an agreement between the Seller and the Custodian whereby the Custodian agrees to hold the Pooled Assets for the benefit of the Seller and each of the Series Co-Owners to whom the Seller sells an ownership interest. The Pooling and Servicing Agreement also sets out the responsibilities of the entity that will service or administer the Visa accounts, the Mastercard accounts and the Pooled Assets. The Seller is the initial Servicer.

Subject to certain limitations and restrictions, including a requirement that the ratings on the notes be maintained, the Seller may add or remove Visa accounts and Mastercard accounts as described in Part II of this prospectus under “Operations of the Trust — The Assignment and Transfer of Account Assets — Addition of Accounts” and “— Removal of Accounts”.

Collections from the Pooled Assets and Distributions to the Trust

The Servicer has established and maintains several segregated depository accounts. One account is in the name of the Custodian as agent for all of the Series Co-Owners and the Seller (the “Collection Account”). Except in certain circumstances, Collections of receivables will be deposited into the Collection Account. Another account, which relates solely to the Series 202●-● ownership interest, will be in the name of the Trust (the “Series Distribution Account”). “Collections” means all payments (including payments in respect of Written-Off Accounts (“Recoveries”) and insurance proceeds) received by the Servicer from or on behalf of any obligors in respect of receivables and from the Seller in respect of Interchange Fees, and, in respect of any period of days, means all such amounts received by the Servicer during such period and, in respect of any Business Day, means all such amounts received by the Servicer before the close of business on such day and after the close of business on the immediately preceding Business Day. All distributions made in respect of the Series 202●-● ownership interest will be deposited into the Series Distribution Account. A third account, which will be the joint property of the Seller and the Trust, as owner of the Series 202●-● ownership interest, will be established in the name of the Custodian as agent for the Trust and the Seller (the “Series Reserve Account”). Certain Collections attributable to the Series 202●-● ownership interest in excess of the related note interest expense and the Trust’s other expenses will be deposited in the related Series Reserve Account when the yield on the Pooled Assets declines below certain levels and prior to the commencement of the Accumulation Period for the Series 202●-● ownership interest. The amounts deposited, if any, will be limited in amount and will be distributed to the Trust if amounts otherwise received from the Series 202●-● ownership interest are insufficient to pay amounts due on the related notes. See “ – The Series Reserve Accounts” below.

The Revolving Period

Prior to the occurrence of an Accumulation Commencement Day or an Amortization Commencement Day for the Series 202●-● ownership interest, the Trust will only receive distributions from the Series 202●-● ownership interest in an amount sufficient to satisfy its interest payment obligations under the notes and to pay its expenses. This period is referred to in this prospectus as the “Revolving Period”. During the Revolving Period, the Trust will not pay or accumulate principal for noteholders and, if the Seller meets the requirements described in Part II of this prospectus under “Operations of the Trust — Collection, Series Distribution and Series Reserve Accounts — Commingling”, the Seller will only transfer Collections from Pooled Assets allocable to the Trust on the day on which the Trust must pay or deposit interest to, or for the benefit of, its noteholders or the expenses of the Trust. If the Seller does not meet the commingling requirements, it must deposit Collections from the Pooled Assets into the Collection Account for the benefit of the Series Co-Owners and the Seller. The Custodian will distribute the proportionate share of such Collections which the Trust is entitled to receive as directed by the Servicer and will make any deposits required to be made to the Series Reserve Account.

The Accumulation Period

Subject to the commencement of an Amortization Period which has not been waived, the Revolving Period for the Series 202●-● ownership interest will end and the Accumulation Period will begin on the Accumulation Commencement Day. The “Accumulation Commencement Day” will be the earlier of (a) the day specified as such by the Servicer in a written notice delivered prior to such day to the Trust, the Custodian, the Indenture Trustee, and the Seller, and (b) ● ●, 202●. In deciding whether the Accumulation Commencement Day should be earlier than ● ●, 202●, the Servicer will determine whether the expected availability of Collections to the Trust based on an Accumulation Period commencing on ● ●, 202● will be sufficient to repay the notes on their respective Expected Final Payment Dates.

The amounts deposited in the Series Distribution Account during the Accumulation Period will be used on the Expected Final Payment Date to pay the principal of, and accrued and unpaid interest on, the notes after payment of certain Additional Funding Expenses. If, on such date, the balance on deposit in the Series Distribution Account (including the amount withdrawn from the Series Reserve Account, if any, for such date and deposited to the Series Distribution Account) is less than the amount necessary to pay the principal and the accrued and unpaid interest in respect of the notes, the Amortization Period will commence and thereafter on each Interest Payment Date the Trust will receive distributions in respect of the Series Ownership Entitlement, Series Principal Collections and Available Excess Collections, if any, until the earlier of (i) the Distribution Day on which the Invested Amount is reduced to zero and (ii) ● ●, 202● (the “Prescription Date”). Even if the balance on deposit in the Series Distribution Account on the Expected Final Payment Date is insufficient to pay the principal of, and the accrued and unpaid interest on, the notes in full, such balance will be paid to the holders of notes at such time after payment of the Additional Funding Expenses which rank in priority to the payments due on the notes as described below under “Certain Features of Series 202●-● Ownership Interest and Notes — Payment Priorities”.

The Accumulation Period for the Series 202●-● ownership interest will end on the earliest of (i) the first Distribution Day on which the Invested Amount of the Series 202●-● ownership interest is reduced to zero, (ii) the Amortization Commencement Day, if applicable, and (iii) the Prescription Date.

“Controlled Accumulation Amount” means, for the Series 202●-● ownership interest for any Distribution Day during the Accumulation Period, an amount equal to CDN$●, provided that if the

Accumulation Period commences earlier than ● ●, 202●, the Controlled Accumulation Amount shall equal the product of: (i) the Initial Invested Amount, and (ii) a fraction, the numerator of which shall be one and the denominator of which shall equal the number of Determination Periods during the Accumulation Period.

“Distribution Day” means, for the Series 202●-● ownership interest, the 15th day of the month or, if such day is not a Business Day, the next succeeding Business Day, with the first Distribution Day being ● ●, 202●, and when modified by the word “related” in respect of a particular Determination Day or Determination Period means the immediately preceding Determination Day or the Determination Period ending on such Determination Day, as applicable.

“Related Event of Default” means an Event of Default in relation to the notes.

The Amortization Period

The Revolving Period or Accumulation Period in respect of the Series 202●-● ownership interest will end if an Amortization Commencement Day occurs following the occurrence of an Amortization Event. See “Operations of the Trust — Accumulation, Amortization and Repurchase — Amortization” in Part II of this prospectus for events which constitute “Amortization Events”. These events include, among other things, the failure of RBC, in its capacity as Seller, to make distributions when it is required to do so and the material violation of any representation or warranty made by RBC in the Pooling and Servicing Agreement or the Series 202●-● purchase agreement dated as of the Closing Date to be entered into by the Seller, the Custodian and the Trust (the “Series 202●-● Purchase Agreement”). During the Amortization Period, the Trust will make monthly payments to noteholders in the order of priorities set forth under “Certain Features of Series 202●-● Ownership Interest and Notes — Payment Priorities”. If an Amortization Event occurs in respect of the Series 202●-● ownership interest, noteholders of the Series 202●-● notes (the “Series 202●-● noteholders”) may receive repayment of their principal before or after the related Expected Final Payment Date.

The Series Reserve Accounts

Certain events may occur which do not rise to the level of an Amortization Event, but which nonetheless require setting aside certain amounts from Collections. If a Reserve Event in respect of the Series 202●-● ownership interest occurs, specified amounts will be withdrawn from the Collection Account and placed into the Series Reserve Account. See “Operations of the Trust — Collection, Series Distribution and Series Reserve Accounts — The Series Reserve Accounts” in Part II of this prospectus for events which constitute “Reserve Events”. The amounts on deposit in the Series Reserve Account will be distributed to the Trust and used to satisfy payments of interest and principal if there are otherwise insufficient Collections distributable to the Trust in respect of the Series 202●-● ownership interest.

Payment Priorities

Subject to the occurrence of a Related Event of Default, all amounts on deposit in the Series Distribution Account then available to be distributed to the Trust in respect of the Series 202●-● ownership interest shall be applied in the following order of priority; provided, however, that payments in respect of interest (including Class A Swap Payments[, Class B Swap Payments ] [and ] [Class C Swap Payments]) shall only occur on the Interest Payment Date and payments in respect of principal (including Class A Swap Exchange Amounts[, Class B Swap Exchange Amounts ] [and ] [Class C Swap Exchange Amounts]) shall only occur on the Expected Final Payment Date (or Interest Payment Date after the occurrence of a Related Event of Default which has not been waived or remedied):

(a)	first, in payment or reimbursement of all amounts due, owing, accruing due or owing to the Indenture Trustee and the Issuer Trustee;

(b)	second, toward the payment of the Class A Swap Payment;

(c)	third, toward the payment of the Class A Swap Exchange Amount;

(d)	[fourth, [toward the payment of the Class B Swap Payment] [toward the payment of all interest (including interest on overdue interest) due and payable in accordance with the Class B Notes, pari passu];]

(e)	[fifth, [toward the payment of the Class B Swap Exchange Amount] [toward the payment of all amounts due and owing under the Class B Notes in respect of principal, pari passu];]

(f)	[sixth, [toward the payment of the Class C Swap Payment] [toward the payment of all interest (including interest on overdue interest) due and payable in accordance with the Class C Notes, pari passu];]

(g)	[seventh, [toward the payment of the Class C Swap Exchange Amount] [toward the payment of all amounts due and owing under the Class C Notes in respect of principal, pari passu];]

(h)	eighth, in or towards payment of certain amounts owing in respect of, or on behalf of, the Trust;

(i)	ninth, in or toward payment of certain Secured Obligations in respect of the notes then owing; and

(j)	tenth, the balance to the Trust.

For more detail on the payment priorities, see “Certain Features of Series 202●-● Ownership Interest and Notes — Payment Priorities”.

[Credit Support for the Notes]

[The Class B and Class C notes will serve as credit support for the Class A notes. Following any occurrence of a Related Event of Default and the acceleration of the notes, repayment of the principal and interest owing on the Class B and Class C notes will not be made until all principal and interest owing under the Class A notes have been fully paid. The Class C notes will serve as credit support for the Class B notes. Following any occurrence of a Related Event of Default and the acceleration of the notes, repayment of the principal and interest owing on the Class C notes will not be made until all principal and interest owing under the Class B notes have been fully paid. See “Certain Features of Series 202●-● Ownership Interest and Notes — Details of the Offering – Credit Support for the Notes” and “Certain Features of Series 202●-● Ownership Interest and Notes — Payment Priorities”.]

Swap Agreement

Interest and principal on the receivables is paid in Canadian Dollars at a fixed rate and any interest earned on the deposit balance of the Series Distribution Account while the notes are in their Accumulation Period will be based upon a short term deposit or investment rate. The Trust, through the Series 202●-● ownership interest, will be entitled to its allocated share of this interest and principal. However, interest and principal on the [Class A], [Class B] [and] [Class C] notes will be paid in U.S. Dollars [and interest on the [Class A], [Class B] [and] [Class C] notes will be payable at a floating rate of interest based on USD Compounded SOFR Index or other applicable Benchmark]. The risk of this [interest rate and] currency mismatch will be reduced by the Trust by entering into a swap agreement to be dated as of the Closing Date (the “Swap Agreement”) with RBC as swap counterparty (in such capacity, the “Swap Counterparty”), including under [a swap confirmation with respect to the Class A notes (the “Class A Swap Confirmation”)], [a swap confirmation with respect to the Class B notes (the “Class B Swap Confirmation”)] [and] [a swap confirmation with respect to the Class C notes (the “Class C Swap Confirmation”)].

U.S. Credit Risk Retention

Under Regulation RR of the Exchange Act, the Sponsor is required to retain, directly or through one or more wholly-owned affiliates, an economic interest in the credit risk of the receivables. The Sponsor will rely on its retention of the Retained Interest, which is a “seller’s interest” as contemplated under Regulation RR, in an amount equal to not less than 5% of the aggregate principal amount of all outstanding series of notes issued by the Trust, measured in accordance with the requirements of the U.S. risk retention rule and determined at the closing of each issuance of a series of notes and monthly thereafter, in order to comply with the U.S. risk retention requirements. In determining the aggregate principal amount of all outstanding series of notes, any notes held for the life of such notes by the Seller or its wholly-owned affiliates may be disregarded and deemed not to be outstanding. For more information about the Sponsor’s Retained Interest, see “The Seller – Credit Risk Retention” in Part II of this prospectus.

U.S. Investment Company Act Considerations

The Trust is not, and will not be, after giving effect to the issuance and sale of the notes, registered or required to be registered as an “investment company” under the Investment Company Act of 1940, as amended, or the “Investment Company Act”. In making this determination the Trust is relying on an exemption from the definition of “investment company” contained in Section 3(c)(5) of the Investment Company Act, although there may be additional exclusions or exemptions available to the Trust. The Trust is not structured to be a “covered fund” for purposes of the final regulations adopted to implement Section 619 of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

U.S. Tax Status

By your acceptance of a note, you will agree to treat your note as debt for United States (“U.S.”) federal, state and local income and franchise tax purposes.

Katten Muchin Rosenman LLP, as special U.S. tax counsel to the Trust, will deliver its opinions that under existing law the notes, to the extent treated for U.S. federal income tax purposes as beneficially owned by a person other than RBC, will be characterized as debt for U.S. federal income tax purposes and, although such conclusion is not free from doubt, the notes should be treated as issued by an entity taxable as a corporation for U.S. federal income tax purposes. If the notes are characterized as debt, the tax status of the Trust for U.S. federal income tax purposes should not have a significant U.S. federal income tax effect on U.S. Holders.

See “United States Federal Income Tax Consequences” below for additional information concerning the application of U.S. federal income tax laws.

U.S. ERISA Considerations

Subject to important considerations described under “ERISA Considerations”, the notes are eligible for purchase by persons investing assets of employee benefit plans that are subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), plans subject to Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”), and entities the underlying assets of which are deemed to include assets of any such plan (collectively, the “Plans”). Notes are also eligible for purchase by persons investing assets of arrangements (such as state or local governmental employee benefit plans) that are subject to law which is substantially similar to Part 4 of Title I of ERISA or Section 4975 of the Code (“Similar Law”). If you are contemplating purchasing the notes on behalf of, or with plan assets of, any investor described in the two preceding sentences, you should consult with counsel regarding whether the purchase, holding, or disposition of the notes could give rise to a transaction prohibited by or not otherwise permissible under ERISA, Section 4975 of the Code or any Similar Law. Each purchaser that purchases a note on behalf of or with plan assets of any such investor will be deemed to represent or warrant that its purchase, holding and disposition of such note will not constitute a non-exempt prohibited transaction under ERISA, the Code or any Similar Law. See “ERISA Considerations”.

Risk Factors

Investment in the notes involves risks, including business risks, legal and regulatory risks, and transaction structure risks, most of which could result in accelerated, delayed or reduced payments on your notes. We have summarized these risks below and described them more fully under “Risk Factors”, beginning on page ●. You should consider these risks carefully.

Business Risks Relating to RBC’s Credit Card Business

The notes are subject to risks relating to RBC’s credit card business, which could result in accelerated, delayed or reduced payments on your notes and/or adversely affect your ability to resell your notes, including:

●	The occurrence of significant global or regional events; changes in credit card use and payment patterns caused by economic, legal and social factors; and competition and legal and regulatory developments in the credit card and consumer lending industry;

●	Disruptions or breaches of the Seller’s information technology systems; or a cyberattack, information or security breach, or a technology failure of RBC or of a third party;

●	The effects of climate change, as well as efforts to mitigate the impact of climate change; or a decline in general economic conditions in any area in which the receivables are concentrated; and

●	The ability of the Seller to make changes to Account terms; and reliance on historical data.

Legal and Regulatory Risks

The notes are subject to risks relating to legal and regulatory matters, which could result in accelerated, delayed or reduced payments on your notes and/or adversely affect your ability to resell your notes, including:

●	Insolvency Proceedings with respect to the Trust, the Issuer Trustee or RBC may affect the ability to collect the receivables;

●	Changes to consumer protection and banking laws, including in their application or interpretation, may impede origination or collection efforts on the receivables; or other financial regulatory reforms in the U.S. and Canada;

●	The collection results achieved by a successor Servicer or governmental authority may differ materially from the results achieved during the time the Seller is the Servicer; and

●	EEA and UK Due Diligence Requirements and Retention Rules may restrict who can invest in the notes.

Transaction Structure Risks

The notes are subject to risks relating to the structure of the transaction, which could result in accelerated, delayed or reduced payments on your notes and/or adversely affect your ability to resell your notes, including:

●	Recourse for the notes is limited to the Series 202●-● ownership interest;

●	The Trust may be unable to enter into a replacement swap agreement;

●	If an Amortization Event occurs, acceleration of the notes may result in earlier than expected payment of your notes or losses on your notes.

●	Failure by the Seller or the Servicer to repurchase Account Assets when required may result in delayed payments or losses on your notes.

●	Additional series of ownership interests with different attributes and entitlements may currently exist or may be created and sold from time to time; and the conveyance of Participations and Additional Accounts to the Trust may decrease the credit quality and average yield on the portfolio of Accounts securing the repayment of your notes;

●	No assurance can be given to the effectiveness of the asset representations review process;

●	Limited or no ability to control actions under the Indenture and Trust Agreement; and Series Co-Owner action may result in determinations that are adverse to the interests of noteholders;

●	Payment patterns of obligors may not be consistent over time;

●	Subordination of the Class B and Class C notes may cause payment delays;

●	[The Secured Overnight Financing Rate or SOFR is a relatively new reference rate, it may be more volatile than other benchmark or market rates and it may not gain market acceptance;]

●	[SOFR may be modified or discontinued, and reference to a rate other than SOFR can adversely affect the value of the notes;] and

●	[Determination of the USD Compounded SOFR Index Rate with respect to a particular interest period will only be capable of being determined near the end of such period, which may result in inconsistent payments.]

General Risk Factors

The notes are subject to risks which could adversely affect the market value of your notes and/or adversely affect your ability to resell your notes, including:

●	There is no public market for the notes; and

●	The ratings of the notes may be lowered or withdrawn.

Risk Factors

You should consider the following risk factors before deciding to purchase the notes.

Business Risks Relating to RBC’s Credit Card Business

The occurrence of a significant global or regional event could have material adverse impacts to RBC’s credit card business, the global economy and/or financial markets, which could result in accelerated, delayed or reduced payments on your notes, and could adversely affect your ability to resell your notes.

The occurrence of a significant global or regional event, such as a financial crisis, economic downturn or recession, a public health crisis, epidemic or pandemic, a natural disaster or a geopolitical conflict, war or other military conflict, could have material adverse impacts on RBC’s business, including its credit card business and its operations, financial results and condition, the global economy and financial markets. As a result, the Trust’s receivables pool could also be impacted.

For example, the 2007-2009 global financial crisis, the COVID-19 pandemic and the conflict between Russia and Ukraine contributed to widespread deterioration in household, business and economic conditions and caused severe disruptions and significant dislocations and volatility in the global economy and global financial markets, including some or all of the following:

●	significant increases in unemployment, stay-at-home orders, travel restrictions, quarantines and remote work arrangements,

●	increases in inflationary pressures, including housing, food and energy prices, and decreases in consumer spending,

●	disruptions in global supply chains, governmental restrictions on business operations and shutdowns of various businesses and industries deemed non-essential, and

●	disruptions in financial markets and decreases in liquidity of certain secondary markets.

Significant global or regional events could adversely impact credit card usage by cardholders, the ability of the Servicer (including any third-party vendors) to perform its obligations under the transaction documents, the rate of repayment of credit card balances, and the level of delinquencies and the rate of defaults by certain cardholders and, consequently, the timing and amount of collections and the timing and amount of distributions on the notes. Reductions in the amount, or delays in the timing, of interest or principal payments by cardholders would reduce the amount available for distribution on the notes. Given the uncertainty of the extent and duration of any significant global or regional event and its impacts on the global economy and society as a whole, the future impact of any significant global or regional event on RBC’s businesses, including the credit card business, and its financial results and condition remains uncertain.

If a significant global or regional event occurs, or if an existing event such as the COVID-19 pandemic or the conflict between Russia and Ukraine worsens, and the event causes material adverse impacts to RBC, the global economy and/or financial markets, it could result in losses on the notes, as well as market volatility and adverse effects on liquidity in the market for the notes, any of which may affect your ability to resell the notes.

Changes in credit card use and payment patterns caused by economic, legal and social factors may impact the performance of the receivables and, consequently, the timing and amount of payments on your notes.

Changes in credit card use and payment patterns by cardholders result from a variety of economic, legal and social factors. Economic factors include the rate of inflation, unemployment levels and relative interest rates. The use of incentive programs (e.g. rewards for card usage) and the increased availability of internet-based lending and payment platforms may also affect card use. Similarly, changes of law or changes in interpretation of existing laws which may affect the rate of interest and other charges assessed against credit card receivables may affect credit card use and payment patterns. In addition, beginning in October 2022, merchants in Canada are permitted to apply a surcharge on credit card transactions; to the extent merchants add such surcharges, card use and receivables generated may be adversely impacted. The Trust is unable to determine and has no basis to predict whether, or to what extent, these or other factors will affect the performance of the receivables and, consequently, the timing and amount of payment on your notes. See “Credit Card Business of the Seller” in Part II of this prospectus.

For a description of the impact of significant global or regional events on cardholder payment patterns and credit card usage, see “– The occurrence of a significant global or regional event could have material adverse impacts to RBC’s credit card business, the global economy, and/or financial markets, which could result in accelerated, delayed or reduced payments on your notes, and could adversely affect your ability to resell your notes” above.

Competition and legal and regulatory developments in the credit card and consumer lending industry may result in a decline in ability to generate new receivables, which could result in reduced yield or affect payment patterns, which could have a material adverse effect on the Trust’s ability to pay amounts due on your notes.

The credit card industry is highly competitive, operates in a legal and regulatory environment that is increasingly focused on the cost of interest and fees charged for credit cards and operates in an environment where merchants may take commercial actions to cause credit card companies or networks to lower interchange rates charged to merchants. As credit card issuers compete to expand their market share, effective advertising, the use of credit cards by consumers and fees charged to merchants regarding their acceptance and processing, target marketing and pricing strategies grow in importance. New federal and provincial laws and amendments to existing laws and further changes may be enacted to regulate further the credit card industry or to reduce finance charges or other fees (including interchange) or charges applicable to credit card accounts. In addition, certain merchants may discontinue acceptance of Visa and/or Mastercard payments by customers due to commercial or competitive considerations of the merchants. Visa Canada and Mastercard International Inc. may from time to time change interchange rates or the amount of interchange paid or payable to financial institutions such as the Seller issuing Visa and Mastercard credit cards. In addition, certain credit card issuers assess periodic finance charges or other fees or charges at rates lower than the rates currently being assessed on most of the Accounts. The Seller may also solicit existing cardholders to open other revolving credit card accounts which offer benefits not available under the current credit cards, including lower periodic finance charges. There is also increased availability of alternative lending and payment platforms, such as “buy now pay later” and point-of-sale lenders. If cardholders choose to utilize competing sources of credit or competing payment methods, the rate at which new receivables are generated in the Accounts and the applicable yield may be reduced and certain purchase and payment patterns with respect to receivables may be affected which could have a material adverse effect on the Trust’s ability to pay amounts due under the notes. As well, as travel appetite increases and returns to pre-pandemic levels, we expect competition in the travel credit card segment to intensify and cause potential market shifts. The Trust will depend upon the Seller’s continued ability to generate new receivables. If the Pool Balance is less than the Required Pool Balance, an Amortization Event could occur. If an Amortization Event occurs in respect of the Series 202●-● ownership interest, Series 202●-●

noteholders may receive repayment of their principal before or after the related Expected Final Payment Date.

The Seller may decrease customer finance charges and fees, alter minimum monthly payments or make other changes to Account terms, which could have a material adverse effect on the Trust’s ability to pay amounts due on your notes.

Pursuant to the Pooling and Servicing Agreement and the Series 202●-● Purchase Agreement, the Seller does not transfer the Accounts to the Custodian as agent, nominee and bare trustee; only the Account Assets arising under the Accounts are transferred. As owner of the Accounts, the Seller will, subject to applicable law, have the right to determine the periodic finance charges and fees which will be applicable from time to time to the Accounts, to alter the minimum monthly payment required under the Accounts, to waive or defer finance charges and to change various other terms with respect to the Accounts. A decrease in the periodic finance charges and/or fees would decrease the effective yield on the Accounts and could result in the occurrence of an Amortization Event. Under the Pooling and Servicing Agreement, the Seller has agreed that it will not take actions to change the terms and provisions of any or all the Accounts, except to the extent described in “Operations of the Trust – The Assignment and Transfer of Account Assets – Restrictions on Amendments to the Terms and Conditions of the Accounts” in Part II of this prospectus. Except as specified above, and subject to regulatory requirements, there are no restrictions on the ability of the Seller to change the terms of the Accounts, including the introduction and discontinuance of, or changes in affinity and loyalty programs, benefits to cardholders and fees paid. There can be no assurances that changes required by applicable law, changes in the marketplace or changes in prudent business practices will not result in a determination by the Seller to decrease customer finance charges and/or fees or otherwise take actions which would change the Account terms. In servicing the Accounts, the Servicer is required to exercise the same care and apply the same policies that it exercises in handling similar matters for its own or other comparable accounts. There is no assurance that a decrease in customer finance charges and/or fees or other changes to Account terms will not cause a material adverse effect on the Trust’s ability to pay amounts due under the notes.

Disruptions or breaches of the Seller’s information technology systems could have material adverse effects on the Seller’s credit card business, which could have an adverse impact on the Trust.

The Seller, its affiliates and other third parties process, transmit and store cardholder account information, and in the normal course of business, the Seller collects, analyzes and retains significant volumes of certain types of personally identifiable and other information pertaining to customers and employees. Information security risks for large financial institutions like the Seller have generally increased in recent years. Criminals are using increasingly sophisticated methods to capture various types of information relating to cardholders’ accounts to engage in illegal activities such as fraud and identity theft, and to expose and exploit potential security and privacy vulnerabilities in corporate systems and websites. As outsourcing and specialization of functions within the payments industry increases, there are more third parties involved in processing transactions using RBC-branded cards and there is a risk the confidentiality, privacy and/or security of data held by third parties, including merchants that accept RBC-branded cards and the Seller’s business partners, may be compromised.  Moreover, the Seller’s information technology systems may experience service disruptions or degradation which could prevent access to online services and account information, compromise company or customer data, and impede transaction processing and financial reporting.

If these information technology systems experience a significant disruption or if actual or perceived data breaches or fraud levels involving RBC-branded cards were to rise due to the actions of third parties, employee error, malfeasance or otherwise, it could lead to regulatory intervention (such as mandatory card reissuance), increased litigation and remediation costs, greater concerns of customers relating to the privacy and security of their data, and reputational and financial damage to the RBC brand, which could reduce the use and acceptance of RBC-branded cards, and have an adverse impact on the Trust, the Seller or their affiliates, including the level of receivables or the amount of notes issued in the future.

A cyberattack, information or security breach, or a technology failure of RBC or of a third party could adversely affect RBC’s credit card origination and servicing activities, result in the loss of information or the disclosure or misuse of confidential or proprietary information, cause reputational harm, or reduce the rate at which new receivables are generated and repaid, and adversely impact the timing and amount of payments on your notes.

Cybersecurity risk is the risk to the business associated with cyber-attacks initiated to disrupt of disable operations or to expose or damage data. Information technology (IT) and cyber risks remain top risks, not only for the financial services sector, but for other industries worldwide. RBC’s credit card origination and servicing operations are highly dependent on the security and efficacy of its infrastructure, computer and data management systems, as well as those of Total System Services, Inc. and other third parties with whom it interacts. Like all financial institutions, RBC continues to be subject to heightened risks in the form of cyberattacks, data breaches, cyber extortion and similar compromises, due to: (i) the size, scale, and global nature of RBC’s operations, and its role in the financial services industry and the broader economy; (ii) RBC’s heavy reliance on the internet to conduct day-to-day business activities; (iii) RBC’s intricate technological infrastructure; and (iv) RBC’s outsourcing of some of its business operations, and use of third-party service providers, including Total System Services, Inc. and other vendors and its regulators. Additionally, clients’ use of personal devices can create further avenues for potential cyber-related incidents, as RBC has limited ability to ensure the safety and security of these devices. RBC continues to face risk and exposure because of, among other things, the evolving nature of these threats; its continued development of internet and mobile banking channel strategies, and additional remote connectivity solutions for its customers; the continued uncertain global economic and political environment; threats of cyber terrorism; and external extremist parties.

RBC, its customers, regulators and other third parties have been subject to, and are likely to continue to be the target of, cyberattacks. These cyberattacks include computer viruses, malicious or destructive code, phishing attacks, denial of service or information or other security breaches that could result in the unauthorized release, gathering, monitoring, misuse, loss or destruction of confidential, proprietary and other information of RBC, its employees, its customers or of third parties, or otherwise materially disrupt RBC’s or its customers’ or other third parties’ network access or business operations. Although these incidents have not, to date, had a material impact on RBC, its credit card business, or the timing and amount of payments on the notes, we believe that such incidents will continue, and we are unable to predict the severity of such future attacks on RBC or its affiliates. RBC’s counterparties, regulators, customers and clients, and other third parties with whom RBC or its customers and clients interact are exposed to similar incidents, and incidents affecting those third parties could impact RBC.

As a result, cybersecurity and the continued development and enhancement of RBC’s controls, processes and practices designed to protect its systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority for RBC’s management. As cyber threats continue to evolve, RBC and its affiliates may be required to expend significant additional resources to continue to modify or enhance their protective measures or to investigate and remediate any information security vulnerabilities or incidents. RBC has a dedicated team of technology and cybersecurity professionals that manage a comprehensive program to help protect the organization against breaches and other incidents by ensuring appropriate security and operational controls are in place. RBC continues to strengthen its cyber-control framework and to improve its resilience and cybersecurity capabilities including 24 hour monitoring, cyber intelligence analysis of internal and external threats, and alerting of potentially suspicious security events and incidents. RBC continues to invest in its cybersecurity program, and conducts multiple scenarios, assessments and simulations to test its resiliency strategy.

RBC also faces indirect technology, cybersecurity and operational risks relating to Total System Services, Inc. and other third parties with whom it does business or upon whom it relies to facilitate or enable its credit card operations. In addition to Total System Services, Inc., the third parties with whom RBC interacts and upon whom it relies include financial counterparties, financial intermediaries such as clearing agents, exchanges and clearing houses, vendors, regulators, providers of critical infrastructure such as internet access and electrical power, and retailers for whom RBC processes transactions. Each of these third parties faces the risk of cyberattack, information breach or loss, or technology failure. It is possible that each of these third parties may not anticipate these events, or may not implement effective measures against them, particularly because the techniques used changed frequently and risks can originate from a wide variety of sources that have also become increasingly sophisticated. As a result of financial entities and technology systems becoming more interdependent and complex, a cyber incident, information breach or loss, or technology failure that significantly degrades, deletes or compromises the systems or data of one or more financial entities could have a material impact on counterparties or other market participants, including RBC. This consolidation and interconnectivity increases the risk of operational failure, on both individual and industry wide bases, as disparate complex systems need to be integrated, often on an accelerated basis. Any such cyberattack, information breach or loss, failure, termination or constraint could, among other things, adversely affect RBC’s ability to originate and service credit card accounts and related receivables, or to generate new receivables, and could adversely impact the timing and amount of payments on your notes.

Any of the matters discussed above could result in RBC’s loss of customers and business opportunities, significant disruption to its operations and business, including its credit card origination and servicing operations, misappropriation or destruction of its confidential information and/or that of its customers, or damage to its customers’ and/or third parties’ computers or systems, and could result in a violation of applicable privacy laws and other laws, litigation exposure, regulatory fines, penalties or intervention, loss of confidence in RBC’s security measures, reputational damage, reimbursement or other compensatory costs, and additional compliance costs. In addition, any of the matters described above could adversely impact the timing and amount of payments on your notes.

The effects of climate change, including through physical climate risks and risks related to the transition to a net-zero economy, as well as efforts to mitigate these and other impacts of climate change, may have an adverse impact on the timing and amount of payments on your notes.

There are increasing concerns over the risks of climate change and related environmental matters. Risks associated with climate change are continuing to evolve as they relate to physical risks (e.g., extreme weather events) and transition risks, which relate to the global transition to a net-zero economy.

Physical risks of climate change include, but are not limited to, rising average global temperatures, rising sea levels and an increase in the frequency and severity of extreme weather events and natural disasters, including floods, wildfires, hurricanes and tornados. Transition risks include, but are not limited to, complex and rapidly evolving laws and regulations related to climate change, divergent requirements across jurisdictions, increasing regulatory enforcement and litigation risks, and geopolitical risks from differing climate policies. In addition, climate change is a transverse risk impacting principal risk types in different ways and to varying degrees.

These risks of climate change can manifest themselves through a number of risks, including but not limited to credit, reputation, and regulatory compliance risks, and extend to other risks, including systemic, competitive, strategic, legal and regulatory environment, operational, market, liquidity and insurance risks. If not managed effectively, these risks could lead to negative reputational and financial impacts.

Physical risks of climate change may result in changes in cardholder payment patterns and credit card usage. For example, cardholders living in areas affected by extreme weather and/or natural disasters may suffer financial harm, reducing their ability to make timely payments on their credit card balances. The impacts of extreme weather and natural disasters may be concentrated in a particular geographic region or span a broad geographic area. If such extreme weather or natural disaster(s) were to occur in a geographic region in which a large number of cardholders are located, these risks would be exacerbated. See “Credit Card Portfolio—The Accounts—Composition of Accounts by Geographic Distribution” for details regarding the geographic composition of accounts designated to the Trust.

RBC may be exposed to physical risks, for example being unable to provide products and services due to an extreme weather event, or to transition risks, for example through emerging regulatory and legal requirements, changes in consumer preferences or technology, changes in legislation, regulatory, and/or legal requirements, and litigation which can lead to reputational and financial impacts.

Risks related to climate change may also impact the Sponsor and Servicer. The physical risks of climate change may adversely affect the ability of the Sponsor and Servicer to perform their obligations with respect to the Trust and Notes issued by the Trust. In addition, transition risks, for example the enactment of additional legislation or other regulatory and legal requirements to address the potential impacts of climate change, may adversely impact the ability of the Sponsor and Servicer to originate new Receivables and/or to perform servicing functions with respect to cardholder accounts and the notes.

These impacts related to climate change could, individually or collectively, adversely impact the timing and amount of payments on your notes.

The delinquency, default and net loss trends, and the collections, principal repayment data and other information is based on historical data and may not be representative of the performance of the Accounts or the Trust’s ability to make payments on your notes.

There can be no assurance that the delinquency, default and net loss trends or the collections and principal repayment data and other historical information provided with respect to the Account Assets will continue to be representative of the performance of the Account Assets during the term of the notes. To the extent that Series Pool Losses allocable to the Series 202●-● ownership interest exceed the amounts available to cover those losses received in respect of such Series 202●-● ownership interest, the Trust may not be able to make the required payment of interest and principal due on the notes.

A decline in general economic conditions in any area in which the receivables are concentrated could adversely impact the timing and amount of payments on your notes.

In general, a pool of receivables with a significant portion of those receivables being owed by obligors resident in a smaller number of provinces or geographic regions may be subject to losses that are more severe than other pools having a more diverse geographic distribution of receivables. Repayments by obligors could be affected by economic conditions generally, by changes in governmental rules and fiscal policies in the regions where the obligors are located, and by other factors that are beyond the control of the obligors, such as natural disasters, civil unrest and public health emergencies (including COVID-19 or similar outbreaks or pandemics). To the extent that general economic or other relevant conditions in provinces or regions in which the obligors are located decline and result in a decrease in disposable incomes in the province or region, the ability of obligors to repay the receivables and the Trust’s ability to make payment on the notes could be adversely affected.

Legal and Regulatory Risks

Insolvency Proceedings with respect to the Trust, the Issuer Trustee or RBC may affect the ability to collect the receivables and could adversely impact the timing and amount of payments on your notes.

The interests of the Trust may be subordinate to statutory deemed trusts and other non-consensual liens, trusts and claims created or imposed by statute or rule of law on the property of the Seller arising prior to the time the Series 202●-● ownership interest is transferred to the Trust, which may reduce the amounts that may be available to the Trust and, consequently, the Series 202●-● noteholders. The Seller will not give notice to obligors of the transfer to the Trust of the Series 202●-● ownership interest or the grant of a security interest therein to the Indenture Trustee. However, under the Pooling and Servicing Agreement, the Seller will warrant that undivided co-ownership interests in the receivables have been or will be transferred to the Trust free and clear of any liens or adverse claims. The Trust will warrant and covenant that it has not taken and will not take any action to encumber or create any liens in any of the property of the Trust, except for the security interest granted to the Indenture Trustee and except as permitted under the Programme Agreements.

The Seller will treat the transaction described hereunder as a sale of the Series 202●-● ownership interests to the Trust. As the subject of a legal sale, the 202●-● ownership interest would not form part of the property of the Seller subject to liquidation, receivership or control proceedings and, in any such case, available for distribution to creditors of the Seller. However, in certain insolvency events relating to the Seller, it is possible that a receiver, liquidator or creditor of the Seller may attempt to argue that the transactions between the Seller and the Trust are not true sales of the Series 202●-● ownership interest. This position, if accepted by a court, could prevent timely or ultimate payment of amounts due to the Trust and, consequently, the Series 202●-● noteholders such that a Series 202●-● noteholder could incur losses on such notes. Pursuant to the Pooling and Servicing Agreement and the Series 202●-● Purchase Agreement, any proceeding relating to the insolvency of, or appointment of a receiver for, the Seller constitutes an Amortization Event and will limit the ability for further Accounts to be added pursuant to certain provisions of the Pooling and Servicing Agreement. Consistent with regulatory guidelines, it is specified in the Series 202●-● Purchase Agreement that no other event, including regulatory action affecting the Seller, as the supplier of assets, shall cause an Amortization Event to occur. The application of any of the foregoing, could result in a timing delay of receipt and the reduction of the amounts payable to the Trust and, consequently, the Series 202●-● noteholders.

Also, in the case of the insolvency of the Issuer Trustee, it is possible that the creditors of the Issuer Trustee may attempt to argue that the assets of the Trust are held by the Issuer Trustee in its personal capacity (and not as trustee of the Trust) and are to be available to the creditors of the Issuer Trustee. Assuming that the Issuer Trustee deals with the assets of the Trust in accordance with the provisions of the Declaration of Trust, the assets of the Trust would not constitute property of the Issuer Trustee available for distribution to the creditors of the Issuer Trustee. A trustee, liquidator or receiver appointed with respect to the Issuer Trustee may be able to recover from the property of the Trust a portion of its costs that are incurred until a replacement for the Issuer Trustee, as trustee of the Trust, is appointed or pending any proceeding in respect of the property of the Trust. Such costs may exceed the compensation provided for in the Declaration of Trust.

To further support the sale of the Series 202●-● ownership interest, the Trust has made registrations in applicable jurisdictions in respect of the assignment to the Trust of the Series 202●-● ownership interest in the Account Assets, as required by applicable law, and, as a result, the Trust would have an interest in the Account Assets superior to that of a liquidator of the Seller and any other party with a subsequently registered security interest therein.

While the Seller is the Servicer, Collections held by the Seller may, subject to certain conditions, be commingled and used for the benefit of the Seller prior to each Interest Payment Date and, in the event of the liquidation, insolvency, receivership or administration of the Seller, the ability of the Trust to enforce its rights to the Collections immediately may be adversely affected and Collections that have been commingled may be unrecoverable. If the rating of the Seller, as Servicer, is reduced below required levels, the Pooling and Servicing Agreement requires the Servicer to deposit Collections directly into the Collection Account. Until deposited, the same commingling risk may exist. If Insolvency Proceedings were to be commenced by or against the Seller, the terms of the Pooling and Servicing Agreement and the Series 202●-● Purchase Agreement provide that such proceedings constitute an Amortization Event and new Account Assets are not to be transferred to the Trust. If Insolvency Proceedings were to be commenced by or against the Servicer, then the right of the Series Co-Owners to appoint a successor Servicer may be stayed or prevented. If any of these events occur, it could have a material adverse effect on the Trust’s ability to pay amounts due under the notes.

“Insolvency Proceedings” means any proceedings for the bankruptcy, liquidation, receivership, administration, reorganization or debt restructuring of a Person including, without limiting the generality of the foregoing, proceedings under the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada), the Winding-up and Restructuring Act (Canada) and the Canada Deposit Insurance Corporation Act (Canada).

Amounts that are on deposit from time to time in the Series Distribution Account or the Series Reserve Account for the Series 202●-● ownership interest may be invested in Eligible Investments. If Insolvency Proceedings were to be commenced by or against any entity with which an Eligible Investment is made or which is an issuer, obligor or guarantor of any Eligible Investment, the ability of the Trust, in respect of the Series Distribution Account, and the Custodian, in respect of the Series Reserve Account, to enforce its rights to any such Eligible Investments and the ability of the Trust to make payments to Series 202●-● noteholders in a timely manner may be adversely affected and may result in a loss on some or all of the notes. In order to reduce this risk, the Eligible Investments must satisfy certain ratings criteria and the amount which can be invested in Eligible Investments of the same type and the same issuer is generally limited, however, there is no such limitation on certain types of Eligible Investments, including obligations issued or fully guaranteed as to both credit and timeliness by the Government of Canada.

After the occurrence of a Related Event of Default, including the insolvency of the Trust, the Issuer Trustee or RBC, payments of interest and principal on the notes are subordinate to all costs, charges and expenses of the Indenture Trustee incurred in exercising its rights under the Trust Indenture with respect to the Series 202●-● ownership interest (including the appointment of a receiver), including the reasonable remuneration of such receiver or any agent or employee of such receiver or any agent of the Indenture Trustee. Such amounts may be significant in the context of a Related Event of Default. If such amounts become too great, payments of interest on and principal of the notes may be reduced or delayed. See “Certain Feature of Series 202●-● Ownership Interest and Notes — Payment Priorities.”

The application to an obligor of Canadian federal bankruptcy and insolvency laws and related provincial laws could also affect the ability to collect the receivables. Canadian federal bankruptcy laws generally release individual obligors of their obligation to pay their receivables upon their discharge from bankruptcy.

Changes to consumer protection and banking laws, including in their application or interpretation, may impede origination or collection efforts on the receivables and could adversely impact the timing and amount of payments on your notes.

The relationship between the obligors and the Seller, as credit card issuer, is regulated by the Bank Act and regulations made thereunder. Other Canadian federal consumer protection and other laws of general application also regulate this relationship, including the Competition Act, the Personal Information Protection and Electronic Documents Act, and the Proceeds of Crime (Money Laundering) and Terrorist Financing Act and its regulations. The Canadian banking industry has also developed several voluntary commitments and codes designed to protect consumers and serve them better including the Commitment on Modification or Replacement of Existing Products or Service and the Code of Conduct for the Credit and Debit Card Industry in Canada.

All provinces and territories also have legislation which addresses the granting of credit to consumers, and most provinces and territories also have legislation which sets out rules concerning the use of consumer reports with respect to the issuance of credit cards, as well as those concerning collection practices, each of which could be relevant to the Accounts to the extent that such legislation is definitively determined to apply to federally regulated banks.

Certain federal legislation and provincial and territorial legislation (to the extent that such legislation is definitively determined to apply to federally regulated banks) limit a cardholder’s liability for unauthorized use, impose disclosure requirements before or when an account is opened, periodically thereafter at least monthly and for changes in account terms, and require that cardholders be given advance notice of at least one month if an interest rate or a fee is to increase. The information to be disclosed includes, among other things, the interest rate and fees that are charged and the minimum payment required each month. If proper disclosure is not provided respecting the interest rate and fees that are charged or the receivables are not created in compliance with applicable federal and provincial legislation, the Depositor, as the owner of the Series 202●-● ownership interest, may be directly liable in some jurisdictions as assignee for such failure to comply with applicable law, and, in all jurisdictions, has no greater rights than the Seller, such that, where under provincial and territorial consumer protection legislation the failure to provide prescribed information or comply with applicable law would give rise to any liability to obligors or to any defences, rights of set-off or claims for reimbursement by obligors, the Trust may be subject to such liabilities, defences, rights and claims with the result that the Trust may be unable to recover from the obligor all or part of the credit charges owing by the obligor.

Other regulations that apply to consumer credit card holders require that credit card holders give express consent to credit limit increases, impose restrictions and requirements on debt collection practices, prohibit over-limit fees resulting from a merchant placing a hold on a credit card and entitle obligors to cancel certain on-going optional services that have been purchased on a credit card and to be refunded a proportional amount of the charges for that service based on the portion of the service that has not been used as of the effective date of cancellation, thereby reducing the balance outstanding under the particular Account. It is also a requirement that credit card holders be given a minimum 21-day grace period to make payment in full before interest may be charged on new purchases and that payments on a credit card in excess of the minimum payment be allocated against charges carrying different interest rates either pro rata or based on the interest rate, beginning with charges with the highest rate and then against other charges in descending order.

The overall consumer protection landscape continues to evolve. For example, at the provincial/territorial level, Quebec made changes, in 2017, to its consumer protection legislation; among other measures, these changes mandated a monthly minimum payment requirement of 5% of a credit card account’s total outstanding balance for new credit card accounts and, for existing credit card accounts “in progress” when these measures came into force in August 2019, at least 2% rising to 5% in annual 0.5% increments over a phased transition period. They also prohibit credit card issuers from charging an ‘over limit’ fee to Quebec credit card holders when such credit card holders exceed the credit limits on their credit card accounts. Additionally, Quebec introduced a regime for the regulation of loyalty programs. These changes came into force on August 1, 2019. Similarly, certain other provinces have, over the last few years, introduced various changes to their respective consumer protection regimes. On October 29, 2018, the government of Canada introduced the Budget Implementation Act, 2018, No. 2 (Canada) (“Bill C-86”) to, among other things, establish a new federal financial consumer protection framework and create new consumer protection obligations on banks under the Bank Act, including in the areas of corporate governance, responsible business conduct, disclosure, and transparency. Bill C-86 also amends the Financial Consumer Agency of Canada Act (Canada) to strengthen the mandate of the Financial Consumer Agency of Canada and to grant it additional powers. The provisions of Bill C-86 that amend the Financial Consumer Agency of Canada Act (Canada) and increase the Financial Consumer Agency of Canada’s powers came into force on April 30, 2020. The amendments to the Bank Act and related regulations, which detail the new framework, came into force June 30, 2022. The Seller does not expect a material adverse effect on the Trust’s ability to pay amounts due under the notes as a result of Bill C-86.

Receivables that were not created in compliance in all material respects with the requirements of the foregoing laws may, if such non-compliance has a material adverse effect on the interests of the Trust, be reassigned to the Seller.

Canadian banks are the subject of extensive regulation under applicable Canadian law. Numerous legislative and regulatory proposals and amendments are advanced each year which, if adopted, could limit the types of products and services that may be offered, as well as the interest rates and fees that may be charged, and all could affect the Seller’s profitability or the manner in which it conducts its activities. It is impossible to determine the extent of the impact of any new laws, regulations or initiatives that may be proposed, or whether any governmental proposals will become law or whether there will be changes to current or new laws and regulations or their interpretation or implementation. Changes to existing consumer protection laws or the introduction of new consumer protection laws or other laws that govern the relationship between credit card holders and the originators of credit card accounts, including credit reporting and anti-money laundering legislation (including changes in the judicial or regulatory interpretation thereof), or the introduction of new laws of such type, may place additional requirements and obligations on the Seller with respect to the origination and maintenance of credit card accounts, may limit the products or services the Seller can provide or the pricing or delivery of such products, or may increase the ability of competitors to compete with the Seller’s products and services. Any such legislative or interpretive changes may affect the Seller’s ability to generate new receivables. If the rate at which the Seller generates new receivables declines significantly, the Seller might be unable to designate Additional Accounts and assign the Account Assets arising therein to the Trust, if any, and an Amortization Event with respect to the Series 202●-● ownership interest could occur, resulting in payment of principal to Series 202●-● noteholders sooner than expected. If the rate at which the Seller generates new receivables decreases significantly at a time when Series 202●-● noteholders are scheduled to receive principal on the notes, Series 202●-● noteholders might receive principal more slowly than planned.

Additionally, in recent years, interchange rates and certain credit card network rules have been the topic of increased focus by industry groups and consumers, and increased scrutiny by regulators. In particular, in the past, Canada’s Department of Finance indicated it would work with industry participants to “lower credit and acceptance costs for merchants” and on November 4, 2014, Visa and Mastercard each announced separate voluntary commitments to Canada’s Department of Finance to reduce average effective interchange rates on personal credit cards to 1.5% beginning no later than April 2015 for the subsequent five years. The Department of Finance announced that this represented, at that time, an approximate 10% reduction in average effective interchange rates. On November 18, 2014, Visa and Mastercard released additional details of their respective plans to implement these commitments, which included various adjustments to interchange rates that came into effect April 2015. On September 14, 2016, the Canadian Minister of Finance released a statement acknowledging that independent audits confirm that Visa and Mastercard have met their respective commitments to reduce interchange fees. The Minister also announced that the Government of Canada would conduct a further assessment of the fees charged by credit card networks (Visa and Mastercard). On July 6, 2018, Mastercard announced changes to certain interchange rates, including reductions to some World Elite categories, that became effective on January 1, 2019. On August 9, 2018, the Minister announced new separate voluntary commitments from Visa and Mastercard to (1) reduce domestic consumer interchange fees to an annual average effective rate of 1.40 % for a period of five years; (2) narrow the range of interchange rates (lowest vs. highest fee) charged to businesses; and (3) require annual verification by an independent third party. This reduction in the average effective rate from 1.50% to 1.40% came into effect in July and August of 2020 with retroactive application to May 2020. The narrowing of the ranges between the highest and lowest interchange rates is intended to benefit small businesses over large businesses. In its 2021 Spring budget, the federal government of Canada announced that it would engage with key stakeholders to work towards lowering the average overall cost of interchange fees for merchants, ensuring that small businesses benefit from pricing that is similar to large businesses and protecting consumers’ existing rewards points. This was reaffirmed in the Prime Minister of Canada’s December 2021 Minister Mandate letter to the Minister of Finance, wherein the Prime Minister of Canada set out the commitment to “Continue to engage with stakeholders to lower the average overall cost of interchange fees for merchants, proceeding in a way that ensures small businesses benefit from this work and protects existing reward points of consumers”, and this commitment was restated in the 2022 Federal Budget. In its 2022 Fall Economic Statement, the government of Canada announced its intention to enter negotiations with payment card networks, financial institutions, acquirers, payment processors, and businesses to restructure fees and protect consumer reward points. It also concurrently published draft amendments to the Payment Card Networks Act which it promised to table if the industry failed to reach an agreement. Current government consultations with stakeholders on solutions to lower the cost of fees for merchants are ongoing.

Although the reduction in interchange rates under the current voluntary commitments has decreased the amount of Interchange Fees paid to the Seller, based on the information available and RBC’s analysis in its capacity as Administrative Agent, it has to date not had and is not expected to have a material adverse impact on Collections and receivables available to make payments on the notes, but could potentially since interchange payable on the Accounts is included in Collections. Since Interchange Fees form part of the Collections of the receivables, the Administrative Agent will continue to assess and monitor any developments with respect to interchange rates and their potential impact on Collections and receivables available to make payments on the notes.

In the United States and Canada, several lawsuits have been filed by merchants relating to these matters. A U.S. $7.25 billion multi-district interchange-related settlement was approved in the United States in December 2013; however, the settlement was struck out on appeal on June 30, 2016. On March 27, 2017, it was announced that the U.S. Supreme Court had declined to review that decision. A number of merchants had opted out of the settlement and commenced their own actions. In Canada, a B.C.-based merchant lawsuit brought against the networks (Visa and Mastercard) as well as financial institutions who are issuers of credit cards to cardholders, acquirers, and entities that provide payment processing services to merchants, was partially certified to proceed as a class action in March 2014. Both sides appealed the certification decision. On August 19, 2015, the B.C. Court of Appeal granted in part both sides’ appeals, thereby de-certifying a portion of the claim that had been certified by the lower court and certifying a portion of the claim that the lower court had not certified. On February 8, 2018, the Supreme Court of Canada declined to hear the plaintiffs’ appeal of the Court of Appeal decision. Therefore the plaintiffs’ amendments to re-introduce post-2010 Competition Act conspiracy allegations into their B.C. claim were rejected, but other allegations of unfair conduct remained. In the decision authorizing/certifying the proceedings in Québec in February 2018, the Court permitted the re-introduction of the post-2010 Competition Act conspiracy allegations into their claim and this was upheld by the Québec Court of Appeal on July 25, 2019. Similar class actions were commenced in Alberta, Saskatchewan and Ontario and advanced to different degrees, with the Ontario action being certified on October 3, 2014. The central allegation in the lawsuits in these five jurisdictions is that, through credit card network rules, the participants within each network (e.g. Visa and Mastercard and their issuers and acquirers) conspired to increase the fees paid by merchants. In June 2017, Visa and Mastercard reached a settlement with the class that is now finalized. Each of them agreed to pay CDN$19.5 million and, beginning 18 months after final court approval of the settlement, both networks would amend their rules to permit merchants to add a “surcharge” to credit card transactions under certain conditions. Both of VISA and Mastercard have formally announced and published their “surcharge” rule changes, which are effective as of October 6, 2022. All of the remaining defendants have also reached settlements with the class, including a settlement by Royal Bank of Canada and other Canadian financial institutions which received final approval by the courts in December 2021. In total, the class of merchants is to receive $188,530,000 through all the settlements.

The Seller has also agreed in the Pooling and Servicing Agreement to indemnify the Trust, among other things, for any liability arising from violation of consumer protection laws by the Seller. For a discussion of the Trust’s rights if the receivables were not created in compliance in all material respects with applicable laws see “Operations of the Trust — The Assignment and Transfer of Account Assets — Mandatory Purchase of Account Assets” in Part II of this prospectus.

Application of the Bankruptcy and Insolvency Act (Canada) to the underlying obligors could affect the interest of the Trust in the receivables if such laws result in any receivables being charged off as uncollectable.

If a successor Servicer assumes the Seller’s servicing obligations or if the Seller is restructured or under the control of a governmental authority, the collection results achieved by such successor Servicer or governmental authority may differ materially from the results achieved during the time the Seller is the Servicer, which could adversely impact the timing and amount of payments on your notes.

The servicing of the Account Assets, including the collection and allocation thereof, and the making of the required deposits and transfers into and withdrawals from the Collection Account and the various Series Accounts is to be performed by the Seller, as the initial Servicer. Series 202●-● noteholders are relying on the Seller’s good faith, expertise, historical performance, technical resources and judgment in servicing the Account Assets. It is possible that a material disruption in collecting the Account Assets may ensue if a Servicer Termination Event occurs and a successor servicer assumes the Seller’s servicing obligations. In addition, the collection results achieved by a successor Servicer may differ materially from the results achieved during the time the Seller is the servicer. If there is a disruption or negative result in collections it could have a material adverse effect on the Trust’s ability to pay amounts due under the notes. See “Operations of the Trust – The Pooling and Servicing Agreement – Servicer Termination Events” in Part II of this prospectus.

Holders of the notes are relying on the Seller’s good faith, expertise, policies and procedures, historical performance, technical resources and judgment with respect to credit adjudication in respect of obligors.

The Superintendent of Financial Institutions (the “Superintendent”) has broad powers under the Bank Act to take control of the Seller or its assets if, among other circumstances, it believes that the Seller does not have sufficient assets to adequately protect the Seller’s depositors and creditors or that such depositors and creditors may otherwise be materially prejudiced, or if the Seller fails or is expected to fail to pay its liabilities as they become due and payable. Once control has been taken, the Superintendent has broad statutory authority to do all things necessary or expedient to protect the rights and interests of the depositors and creditors of the Seller, including that it may apply for the winding-up of the Seller under the Winding-up and Restructuring Act (Canada).

A restructuring of the Seller’s assets and liabilities may also be attempted under the Canada Deposit Insurance Corporation Act (Canada) (the “CDIC Act”), where appropriate, after the Superintendent reports that (i) the Seller is not viable (or about to be not viable) and the Bank Act powers outlined above cannot assist, or (ii) the Superintendent can take control under the Bank Act and grounds exist for a winding-up order. The CDIC Act restructuring orders are as follows: (A) the shares and subordinated debt of the Seller may be vested in the Canada Deposit Insurance Corporation (“CDIC”); (B) CDIC may be appointed as a receiver in respect of the Seller; (C) a solvent federal bridge institution may be established to assume the Seller’s liabilities; or (D) CDIC may convert or cause RBC to convert certain of its shares and liabilities into common shares of RBC or any of its affiliates.

There is uncertainty about the scope of the powers afforded to the Superintendent under the Bank Act and the CDIC under the CDIC Act and how these authorities may choose to exercise them. If an order were to be made under the provisions of the Bank Act or the CDIC Act in respect of the Seller as described above, it may (among other things) affect the Seller’s ability to satisfy its ongoing obligations under the Programme Agreements (including as seller, servicer, administrator and swap counterparty) which in turn may affect the Trust’s ability to meet its obligations in respect of the notes.

Financial regulatory reforms in the U.S. and Canada could adversely impact the Trust or the Seller, which could result in accelerated, delayed or reduced payment on your notes.

The U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act, enacted in 2010 (the “Dodd-Frank Act”), is extensive legislation that has had a significant impact on the financial services industry. This legislation, among other things, required: (a) U.S. federal regulators to adopt significant regulations regarding clearing, margin posting and reporting for derivatives transactions; (b) U.S. federal regulators to adopt regulations requiring securitizers or originators to retain at least 5% of the credit risk of securitized exposures unless the underlying exposures meet certain underwriting standards as determined by regulation; (c) increased oversight of credit rating agencies; and (d) the SEC to promulgate rules generally prohibiting firms from underwriting or sponsoring a securitization that would result in a material conflict of interest with respect to investors in that securitization.

In the U.S., the Department of the Treasury, the SEC, the Financial Stability Oversight Council, the Commodity Futures Trading Commission (the “CFTC”), the Federal Reserve Board, the Office of the Comptroller of the Currency, the Consumer Financial Protection Bureau and the Federal Deposit Insurance Corporation have engaged in extensive rule-making mandated by the Dodd-Frank Act. While most of the regulations required under the Dodd-Frank Act have been adopted, some regulations are not yet effective and have not yet been finalized. As a result, the full effect on the Trust and the Seller will not be known until all of the implementing regulations have been adopted.

In particular, in addition to the regulations referred to above affecting the financial services industry generally, Title VII of the Dodd-Frank Act imposes a regulatory framework on swap transactions, including interest rate and currency swaps of the type to be entered into by the Trust, if such swap transactions are entered into with a swap counterparty that is subject to the U.S. regulations. The CFTC has primary regulatory jurisdiction over such swap transactions, although some regulations are jointly issued with the SEC and others also have input from other U.S. regulatory agencies. Many of the regulations implementing Title VII have become effective; however, the interpretation and potential impact of these regulations are not yet entirely clear. The swap transaction entered into by the Trust on the Closing Date is not subject to the U.S. regulations. However, if the swap transaction was terminated and the Trust needed to enter into a replacement transaction, it is uncertain whether the Trust could satisfy the requirements necessary to enter into a replacement swap transaction with a swap counterparty that is subject to the U.S. regulations and, if the Trust could satisfy such requirements, compliance with the U.S. regulations may result in the imposition of higher administration expenses on the Trust.

In Canada, a regulatory framework for swap transactions similar to the regulatory framework under Title VII is proposed by the regulators, and certain rules thereunder have become effective. Such regulatory framework may have similar consequences for the Trust. In addition, it is possible that compliance with other emerging regulations could result in the imposition of higher administration expenses on the Trust.

No assurance can be given that the Dodd-Frank Act and related regulations, the proposed similar regulations in Canada or any other new legislative changes enacted will not have an adverse impact on the Trust or the Seller, including on the Series 202●-● ownership interest, the amount of notes that may be issued in the future or the Trust’s ability to maintain or enter into swap transactions.

EEA and UK Due Diligence Requirements and Retention Rules may restrict your ability to invest in the notes and may have a negative impact on the market value of your notes and/or limit your ability to resell your notes.

As described under “EEA and UK Due Diligence and Risk Retention Rules Considerations,” the EU Retention Rules and UK Retention Rules impose restrictions on the ability of EU Affected Investors and UK Affected Investors, respectively, to invest in asset-backed securities, generally allowing such Affected Investors to invest in asset-backed securities only if the sponsor, originator or original lender has disclosed to investors that it will retain, on an ongoing basis, a material net economic interest of not less than 5% of the nominal value of each of the securitized exposures. The Seller (as originator) will retain a material net economic interest of not less than 5% of the nominal value of each of the securitized exposures in accordance with Article 6(3)(b) of the EU Securitization Regulation and UK Securitization Regulation in the form of an originator’s interest, in this case through the Seller’s holding of the Retained Interest, and such Retained Interest will not be subject to any credit risk mitigation, any short position or any other hedge and will not be sold, except to the extent permitted by the EU Retention Rules and UK Retention Rules.

In addition, the EU Retention Rules and UK Retention Rules impose obligations on Affected Investors regarding due diligence and ongoing monitoring of the securitization transaction and the securitized exposures, as described under “EEA and UK Due Diligence and Risk Retention Rules Considerations.” Except as described in this prospectus, the Seller will not take any action to enable Affected Investors to comply with these additional obligations under the EU Retention Rules and UK Retention Rules or any future laws, regulations, rules or orders that amend, supplement or replace the EU Retention Rules and UK Retention Rules. Affected Investors are solely responsible for compliance with these additional obligations. Further, the transaction described in this prospectus is not being structured to ensure compliance by any person with the Transparency Requirements.

The Seller does not undertake to take any further action to comply (or to enable Affected Investors to comply) with the EU Retention Rules, UK Retention Rules or any future EU or UK laws, regulations, rules or orders that amend, supplement or replace the EU Retention Rules or UK Retention Rules. None of the Seller, the Trust, the Underwriters or any other transaction party makes any representation or gives any assurance that the information given in this prospectus or pursuant to the transaction documents are or will be sufficient for compliance by Affected Investors with the Transparency Requirements or the Due Diligence Requirements and criteria set out in the applicable EU Retention Rules or UK Retention Rules.

Prospective investors that are Affected Investors are required to independently assess and determine the sufficiency of the information described above, in this prospectus and which otherwise may be made available to investors (if any), generally for the purposes of complying with the Due Diligence Requirements, and any national measures or applicable regulations which may be relevant, and none of the Seller, the Trust, the Underwriters or any other transaction party makes any representation that the information described above, in this prospectus and otherwise which may be made available to such investors (if any) is sufficient in all circumstances for such purposes. Prospective investors that are Affected Investors should make themselves aware of such requirements, where applicable to them, in addition to any other regulatory requirements applicable to them with respect to their investment in the notes.

Failure by an Affected Investor to comply with the applicable Due Diligence Requirements with respect to an investment in the notes offered by this prospectus may result in the imposition of a penalty regulatory capital charge on that investment or of other regulatory sanctions by the competent authority of such Affected Investor. Prospective noteholders are responsible for analyzing their own regulatory position and are advised to consult with their own advisors regarding the suitability of the notes for investment and compliance with the applicable EU Retention Rules and UK Retention Rules. The EU Retention Rules and UK Retention Rules (and any changes thereto) may have a negative impact on the market value of your notes and/or limit your ability to resell your notes.

For a description of the Securitization Regulations, see “EEA and UK Due Diligence and Risk Retention Rules Considerations”.

Transaction Structure Risks

The notes represent obligations of the Trust with recourse limited to the Series 202●-● ownership interest, and if those assets are insufficient, you could incur losses on your notes.

The notes represent obligations of the Trust with recourse limited to the Series 202●-● ownership interest, including a senior ranking entitlement to be paid from Collections, Purchase Proceeds and deposits made to the Collection Account in respect of Credit Adjustments allocable to such Series and amounts on deposit in, or eligible investment of deposits made to, the Series Distribution Account and Series Reserve Account, subject to the prior payment of certain amounts and, in the case of the Class B notes, the entitlement to such amounts is subject in certain circumstances, to the prior payment of certain amounts, including interest and principal on the Class A notes and, in the case of the Class C notes, the entitlement to such amounts is subject in certain circumstances, to the prior payment of certain amounts, including interest and principal on the Class A and Class B notes. The Trust is a special purpose entity with no independent business activities other than acquiring and financing the purchase of ownership interests and related activities, and does not have, and does not expect to acquire, any significant assets other than the ownership interests and assets related thereto. See “Summary – Series Ownership Interest” and “Use of Proceeds” in Part II of this prospectus. The notes do not represent obligations of the Seller, the Issuer Trustee (other than in its capacity as trustee of the Trust), the Custodian, the Indenture Trustee, Computershare Trust Company of Canada, the Swap Counterparty or any of their respective affiliates, and Series 202●-● noteholders will have no recourse to ownership interests of other Series, to credit enhancement provided for other Series or to any other property and assets owned by the Trust or the Issuer Trustee in its individual capacity. If the assets of the Trust from which the notes, any Class A Swap Payment, any Class B Swap Payment, any Class C Swap Payment, any Class A Swap Exchange Amount, any Class B Swap Exchange Amount or any Class C Swap Exchange Amount are payable prove to be insufficient, a Series 202●-● noteholder could incur losses on the notes.

If the Swap Agreement is terminated, the Trust may be unable to enter into a replacement swap agreement, which could result in a reduction in payments on your notes and/or a downgrade in the rating of your notes.

Interest and principal on the receivables is paid in Canadian Dollars at a fixed rate and any interest earned on the deposit balance of the Series Distribution Account while the notes are in their Accumulation Period will be based upon a short term deposit or investment rate. The Trust, through the Series 202●-● ownership interest, will be entitled to its allocated share of this interest and principal. However, interest and principal on the [Class A], [Class B] [and] [Class C] notes will be paid in U.S. Dollars [and interest on the [Class A], [Class B] [and] [Class C] notes will be payable at a floating rate of interest based on USD Compounded SOFR Index or other applicable Benchmark]. The risk of this [interest rate and] currency mismatch will be reduced by the Trust entering into the Swap Agreement with RBC as Swap Counterparty. The Trust is relying on the credit of the Swap Counterparty in respect of amounts owing under the Swap Agreement, which the Trust will utilize to pay U.S. Dollar denominated amounts owing to the Series 202●-● noteholders. See “Swap Agreement”. In the event that the Swap Counterparty fails to pay the amount due to the Trust under the Swap Agreement, or if the Swap Agreement is terminated, Series 202●-● noteholders may be exposed to the risk that the Trust is not able to enter into a replacement swap agreement and U.S. Dollar amounts are not otherwise available to make such payments.

If the ratings of the Swap Counterparty are reduced below certain levels prescribed by the Rating Agencies hired to rate the notes, the Swap Counterparty will be required to assign its rights and obligations under the Swap Agreement to a replacement swap provider, post collateral and/or make other arrangements satisfactory to such Rating Agencies within certain grace periods.  If the Swap Counterparty fails to do so, the Trust has the right to terminate the Swap Agreement and, if it fails to terminate, the notes may suffer a downgrade by such Rating Agencies.  If the Swap Agreement is terminated (whether following a ratings downgrade or any other event of default or termination event in respect of the Swap Counterparty) there is no assurance that the Trust would be able to enter into a replacement swap agreement. Regulation of the derivatives markets may make obtaining a replacement swap more difficult (see, for example, “Risk Factors – Financial Regulatory Reforms in the U.S. and Canada Could Have an Adverse Impact on the Trust or the Seller”).

If an Amortization Event occurs, acceleration of the notes may result in earlier than expected payment of your notes or losses on your notes.

An Amortization Event may result in an acceleration of principal payments of the notes. See “Operations of the Trust – Accumulation, Amortization and Repurchase – Amortization”. Series 202●-● noteholders will suffer losses if Collections are insufficient to pay amounts owed on the notes. If the notes are paid earlier than expected, Series 202●-● noteholders may not be able to reinvest the principal at a rate of return that is equal to or greater than the rate of return on the notes.

Failure by the Seller or the Servicer to repurchase Account Assets when required may result in delayed payments or losses on your notes.

As described under “Operations of the Trust – The Assignment and Transfer of Account Assets – Mandatory Purchase of Account Assets”, if the Seller or the Servicer breaches certain representations and warranties contained in the Pooling and Servicing Agreement relating to the Account Assets, the Seller or Servicer, as the case may be, may be obligated to repurchase the affected Account Assets. However, there can be no assurance that the Seller or the Servicer will be in a financial position to effect such repurchase. If the Seller or the Servicer fails to repurchase the related Account Assets, you may experience delayed payments or losses on your notes.

The conveyance of Participations and Additional Accounts to the Trust may decrease the credit quality and average yield on the portfolio of Accounts securing the repayment of your notes, which could result in delayed payments or losses on your notes.

The Seller is permitted, and in some cases will be obligated, to designate Additional Accounts and may in certain circumstances, add Participations. An interest in the Account Assets arising in those Additional Accounts and/or in the Participations will be conveyed to the Trust. Additional Accounts and the credit card accounts relating to a Participation may be subject to different eligibility criteria than the Initial Accounts. Such Additional Accounts and/or Participations may include accounts originated using criteria different from those which were applied to the Initial Accounts. Moreover, Additional Accounts and/or Participations may not be Accounts of the same type in which the Trust previously purchased an interest. Consequently, there can be no assurance that such Additional Accounts and/or Participations will be of the same credit quality as the Initial Accounts. In addition, such Additional Accounts and/or Participations may consist of credit card accounts which have different terms than the Initial Accounts, including lower periodic finance charges, which may have the effect of reducing the average yield on the portfolio of Accounts. There is no assurance that such a reduction in the average yield will not cause a material adverse effect on the Trust’s ability to pay amounts due under the notes. The designation of Additional Accounts and the addition of Participations will be subject to the satisfaction of certain conditions described herein under “Operations of the Trust – The Assignment and Transfer of Account Assets – Addition of Accounts” in Part II of this prospectus.

Series Co-Owner action may result in determinations beyond your control that are adverse to your interests as a noteholder.

Subject to certain exceptions, Series Co-Owners may take certain actions, or direct certain actions to be taken, under the Pooling and Servicing Agreement or the related Series Purchase Agreement. However, under certain circumstances, the consent or approval of a specified percentage of all of the Series Co-Owners will be required to direct certain actions, including requiring the appointment of a successor Servicer following a Servicer Termination Event or the amendment of the Pooling and Servicing Agreement. If the consent or approval of a specified percentage of all of the Series Co-Owners is required to direct certain actions, holders of other series of notes may have different interests from the Series 202●-● noteholders and will not be required to consider the effect of their actions on the Series 202●-● noteholders.

Payment patterns of obligors may not be consistent over time and variations in these payment patterns could adversely impact the timing and amount of collections, which could result in reduced payment of principal, or receipt of payment of principal earlier or later than expected.

The receivables may be paid at any time and there is no assurance that there will be new receivables created in the Accounts or that any particular pattern of obligor repayments will occur. The full payment of the Invested Amount on the related Expected Final Payment Date is primarily dependent on the monthly payment rate and will not be made if the sum of such repayment amounts and the unused entitlement of the Series 202●-● ownership interest to the Series Reserve Account are insufficient to pay the Invested Amount in full. No assurance can be given as to the monthly payment rates which will actually occur in any future period. The actual rate of accumulation of principal in the Series Distribution Account will depend, among other factors, on the rate of Collections, the timing of the receipt of Collections and the rate of default by obligors and no assurance can be given that the Invested Amount will be paid on the Expected Final Payment Date.

Additional series of ownership interests with different attributes and entitlements may currently exist or may be created and sold from time to time, which could adversely impact payments on your notes.

In addition to prior series of ownership interests which no longer remain outstanding, the series of ownership interests in the Account Assets related to the notes listed under “Other Securities Issued and Outstanding” (which have been acquired by the Trust and remain outstanding) and the Series 202●-● ownership interest that will be purchased primarily with the proceeds of the notes, it is expected that additional series of ownership interests (which may be represented by different classes within a single series) may be created and sold from time to time. [The Trust will purchase an additional ownership interest concurrently with the Series 202●-● ownership interest.] The terms of such additional Series may include methods for determining related allocation percentages and allocating Collections, provisions creating different or additional credit enhancement, different classes of ownership interests within the Series and other terms in respect only of such additional Series. As ownership interests of different Series will have different attributes and entitlements, it is anticipated that some Series will be in their Revolving Periods, while others are in their Accumulation Periods or Amortization Periods. Subject to certain limitations, each Series may have entirely different methods for allocating finance charge receivables, and for calculating the amount and timing of distributions of Collections, Purchase Proceeds and amounts deposited to the Collection Account in respect of Credit Adjustments to the related Series Co-Owners. Accordingly, there can be no assurance that the sale of ownership interests of other Series from time to time in the future will not have an adverse impact on the timing or amount of distributions to the Trust in respect of any other series of ownership interest. No Series Purchase Agreement in relation to the creation and sale of other Series, however, may change the terms of any other series of ownership interest or the terms of the Pooling and Servicing Agreement as applied to these other series of ownership interest. As long as a series of ownership interest is existing, a condition precedent to the execution of any additional Series Purchase Agreement will be the satisfaction of the Rating Agency Condition. There can be no assurance, however, that the terms of any other Series will not have an adverse impact on the timing or amount of payments received by the Trust and consequently, the Trust’s ability to pay amounts due under the notes.

The objective of the asset representations review process is to independently identify noncompliance with a representation or warranty concerning the receivables but no assurance can be given as to its effectiveness.

Clayton Fixed Income Services LLC will act as the Asset Representations Reviewer under the Asset Representations Review Agreement. As more particularly described under “Requirements for SEC Shelf Registration—Asset Representations Review,” once both the delinquency trigger and the voting trigger have been met, the Asset Representations Reviewer will conduct a review of receivables in the Trust Portfolio that are 60 or more days delinquent, and the related Accounts, for compliance with certain representations and warranties concerning those receivables made in the Pooling and Servicing Agreement. The objective of the review process, including the final determination by the Asset Representations Reviewer, is to independently identify noncompliance with a representation or warranty concerning the receivables. The Seller will investigate any findings of noncompliance contained in the Asset Representations Reviewer’s final report and make a determination regarding whether any such noncompliance constitutes a breach of any contractual provision of the Pooling and Servicing Agreement. If the Seller determines that a breach has occurred, it will provide notice to the Indenture /trustee. See “Operations of the Trust—Mandatory Purchase of Account Assets” for a discussion of the obligations of RBC, and the rights of the Indenture Trustee and noteholders, if RBC breaches certain representations and warranties concerning the receivables made in the Pooling and Servicing Agreement.

None of the Accounts or receivables comprising the Trust Portfolio have been subject to the asset representations review process, and no assurance can be given that the asset representations review process will achieve the intended result of identifying noncompliance with representations and warranties concerning the receivables. A determination by the Asset Representations Reviewer represents the analysis and the opinion of the Asset Representations Reviewer based on the testing procedures related to the performance of its review, and there can be no assurance that any asset representations review will identify all inaccurate representations and warranties concerning the subject receivables. As a result, there can be no assurance that the asset representations review will provide the Seller or the Indenture Trustee with an effective tool to identify a breach of any contractual provision. Neither noteholders nor the Indenture Trustee will be able to change the scope of the testing procedures or any review using the testing procedures, or to contest any finding or determination by the Asset Representations Reviewer.

The Asset Representations Review Agreement provides that, in connection with any review, the Servicer will grant the Asset Representations Reviewer access to copies of documentation related to the performance of its review of the Accounts and receivables. The Asset Representations Reviewer will conduct its review based on the information in the review materials and other generally available information. Therefore, the Asset Representations Reviewer’s ability to determine if receivables have failed to comply with a representation or warranty will depend on whether the review materials for those receivables or the related Accounts provide a sufficient basis for that conclusion.

Finally, even if none of the representations and warranties concerning the receivables are untrue, the receivables may still suffer from delinquencies and charge offs, and the notes may incur losses or have reduced market values.

Payment of principal and interest on the Class B and Class C notes may be delayed or reduced due to subordination.

The Class B and Class C notes will serve as credit support for the Class A notes and the Class C notes will serve as credit support for the Class B notes. Repayment of the principal amount of Class B and Class C notes will not be made until all principal and interest on the Class A notes have been fully paid and repayment of the principal amount of Class C notes will not be made until all principal and interest on the Class B notes have been fully paid. If an Event of Default occurs that has not been waived, repayment of the principal amount of and interest on the Class B and Class C notes will not be made until all principal and interest on the Class A notes have been fully paid and repayment of the principal amount of and interest on the Class C notes will not be made until all principal and interest on the Class B notes have been fully paid. In such circumstances, a holder of Class B notes or a holder of Class C notes could lose some or all of its initial investment in such notes.

You may have limited or no ability to control actions under the Indenture and Trust Agreement, which could result in determinations beyond your control that are adverse to your interests as a noteholder.

Subject to special class rights of noteholders, certain amendments may be made to the Programme Agreements and certain directions may be provided, based on a direction given by the holders of all classes of notes of a series voting together as a single series. Although the holders of the Class B and Class C notes will generally constitute a minority of the notes eligible to vote at a meeting called to consider such amendments or to provide written directions, the holders of the Class A notes will generally have the ability to control any direction provided to the Indenture Trustee and the Trust. Accordingly, subject to the special class rights of the holders of the Class B and Class C notes, the holders of Class A notes will, in practical terms, have the power to determine whether amendments will be permitted and actions may be taken without regard to the position or interests of the holders of such Class B and Class C notes. In certain circumstances, the position or interests of holders of Class A notes and of holders of Class B notes and the Class C notes may be in conflict. As a result, holders of Class B and Class C notes could be adversely affected by determinations made which are beyond their control.

If any business to be transacted materially affects the rights relating to the Class B or Class C notes, then holders of any such Class shall not be bound by any action taken at a meeting or by an instrument in writing, unless a special class meeting of the holders of such Class of notes is held for which approval rules as specified in the Trust Indenture shall apply. Such rules include the requirement for matters to be passed by the holders of the affected notes by extraordinary noteholder direction.

[Risks Relating to SOFR]

The Secured Overnight Financing Rate is a relatively new reference rate and its composition and characteristics are not the same as LIBOR.

On June 22, 2017, the Alternative Reference Rates Committee (“ARRC”) convened by the Board of Governors of the Federal Reserve System and the Federal Reserve Bank of New York identified the Secured Overnight Financing Rate (“SOFR”) as the rate that, in the consensus view of the ARRC, represented best practice for use in certain new U.S. dollar derivatives and other financial contracts. SOFR is a broad measure of the cost of borrowing cash overnight collateralized by U.S. Treasury securities, and has been published by the Federal Reserve Bank of New York since April 2018. The Federal Reserve Bank of New York has also begun publishing historical indicative Secured Overnight Financing Rates going back to 2014. Investors should not rely on any historical changes or trends in SOFR as an indicator of future changes in SOFR.

The composition and characteristics of SOFR are not the same as those of the London Inter-Bank Offered Rate (“LIBOR”), and SOFR is fundamentally different from LIBOR for two key reasons. First, SOFR is a secured rate, while LIBOR is an unsecured rate. Second, SOFR is an overnight rate, while LIBOR is a forward-looking rate that represents interbank funding over different maturities (e.g., three months). As a result, there can be no assurance that SOFR (including USD Compounded SOFR Index) will perform in the same way as LIBOR would have at any time, including, without limitation, as a result of changes in interest and yield rates in the market, market volatility or global or regional economic, financial, political, regulatory, judicial or other events.

SOFR may be more volatile than other benchmark or market rates, which could result in inconsistent payments on and adversely affect the value of your [Class A], [Class B] [and] [Class C] notes.

Since the initial publication of SOFR, daily changes in SOFR have, on occasion, been more volatile than daily changes in other benchmark or market rates, such as LIBOR. The return on and value of SOFR-linked notes, such as the [Class A], [Class B] [and] [Class C] notes, may fluctuate more than floating rate securities that are linked to less volatile rates. In addition, the volatility of SOFR has reflected the underlying volatility of the overnight U.S. Treasury repo market. The Federal Reserve Bank of New York has at times conducted operations in the overnight U.S. Treasury repo market in order to help maintain the federal funds rate within a target range. There can be no assurance that the Federal Reserve Bank of New York will continue to conduct such operations in the future, and the duration and extent of any such operations is inherently uncertain. The effect of any such operations, or of the cessation of such operations to the extent they are commenced, is uncertain and could be materially adverse to investors in notes, such as the [Class A], [Class B] [and] [Class C] notes, that are linked to the USD Compounded SOFR Index Rate or SOFR Index.

Any failure of SOFR to gain market acceptance could adversely affect the [Class A], [Class B] [and] [Class C] notes linked to SOFR.

According to the ARRC, SOFR was developed for use in certain U.S. dollar derivatives and other financial contracts as an alternative to LIBOR in part because it is considered a good representation of general funding conditions in the overnight U.S. Treasury repurchase agreement market. However, as a rate based on transactions secured by U.S. Treasury securities, it does not measure bank-specific credit risk and, as a result, is less likely to correlate with the unsecured short-term funding costs of banks. This may mean that market participants would not consider SOFR a suitable replacement or successor for all of the purposes for which LIBOR historically has been used (including, without limitation, as a representation of the unsecured short-term funding costs of banks), which may, in turn, lessen market acceptance of SOFR. Any failure of SOFR to gain market acceptance could adversely affect the return on and value of the [Class A], [Class B] [and] [Class C] notes and the price at which investors can sell the [Class A], [Class B] [and] [Class C] notes in the secondary market.

In addition, if SOFR does not prove to be widely used as a benchmark in securities that are similar or comparable to the [Class A], [Class B] [and] [Class C] notes, the trading price of the [Class A], [Class B] [and] [Class C] notes may be lower than those of securities that are linked to rates that are more widely used. Similarly, market terms for floating-rate debt securities linked to SOFR, such as the spread over the base rate reflected in interest rate provisions or the manner of compounding the base rate, may evolve over time, and trading prices of the [Class A], [Class B] [and] [Class C] notes may be lower than those of later-issued SOFR-based debt securities as a result. Investors in a [Class A], [Class B] [and] [Class C] note linked to SOFR may not be able to sell such [Class A], [Class B] [and] [Class C] notes at all or may not be able to sell such [Class A], [Class B] [and] [Class C] notes at prices that will provide them with yields comparable to those of similar investments that have a developed secondary market, and may consequently experience increased pricing volatility and market risk.

SOFR may be modified or discontinued and the [Class A], [Class B] [and] [Class C] notes may bear interest by reference to a rate other than SOFR, which could adversely affect the value of the [Class A], [Class B] [and] [Class C] notes.

SOFR is published by the Federal Reserve Bank of New York based on data received by it from sources other than the Calculation Agent, and the Calculation Agent has no control over its methods of calculation, publication schedule, rate revision practices or availability of SOFR at any time. There can be no guarantee, particularly given its relatively recent introduction, that SOFR will not be discontinued or fundamentally altered in a manner that is materially adverse to the interests of investors in the [Class A], [Class B] [and] [Class C] notes. If the manner in which SOFR is calculated is changed or, if applicable, if the manner in which the USD Compounded SOFR Index Rate or SOFR Index is calculated is changed, that change may result in a reduction in the amount of interest payable on the [Class A], [Class B] [and] [Class C] notes and the trading prices of the [Class A], [Class B] [and] [Class C] notes. In addition, the Federal Reserve Bank of New York may withdraw, modify or amend SOFR data in its sole discretion and without notice. The [Class A], [Class B] [and] [Class C] Interest Rate for any Interest Period will not be adjusted for any modifications or amendments to SOFR data that the Federal Reserve Bank of New York may publish after the [Class A], [Class B] [and] [Class C] Interest Rate for that Interest Period has been determined.

If the Calculation Agent or its designee determines that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred in respect of SOFR, then the [Class A], [Class B] [and] [Class C] Interest Rate will no longer be determined by reference to SOFR, but instead will be determined by reference to a different rate, plus a spread adjustment, which is referred to in this prospectus as a “Benchmark Replacement,” as further described under “Certain Features of Series 202●-● Ownership Interest and Notes – Details of the Offering - Interest.”

If a particular Benchmark Replacement or Benchmark Replacement Adjustment cannot be determined, then the next-available Benchmark Replacement or Benchmark Replacement Adjustment will apply. These replacement rates and adjustments may be selected, recommended or formulated by (i) the Relevant Governmental Body (such as the ARRC), (ii) the International Swaps and Derivatives Association

(“ISDA”) or (iii) in certain circumstances, the Calculation Agent or its designee. In addition, the terms of the [Class A], [Class B] [and] [Class C] notes may expressly authorize the Calculation Agent or its designee to make Benchmark Replacement Conforming Changes with respect to, among other things, Interest Periods, the timing and frequency of determining rates and making payments of interest and other administrative matters. The determination of a Benchmark Replacement, the calculation of the [Class A], [Class B] [and] [Class C] Interest Rate by reference to a Benchmark Replacement (including the application of a Benchmark Replacement Adjustment), any implementation of Benchmark Replacement Conforming Changes and any other determinations, decisions or elections that may be made under the terms of the [Class A], [Class B] [and] [Class C] notes in connection with a Benchmark Transition Event, could adversely affect the value of the [Class A], [Class B] [and] [Class C] notes, the return on the [Class A], [Class B] [and] [Class C] notes and the price at which you can sell the [Class A], [Class B] [and] [Class C] notes.

In addition, (i) the composition and characteristics of the Benchmark Replacement will not be the same as those of SOFR, the Benchmark Replacement may not be the economic equivalent of SOFR, there can be no assurance that the Benchmark Replacement will perform in the same way as SOFR would have at any time and there is no guarantee that the Benchmark Replacement will be a comparable substitute for SOFR (each of which means that a Benchmark Transition Event could adversely affect the value of the [Class A], [Class B] [and] [Class C] notes, the return on the [Class A], [Class B] [and] [Class C] notes and the price at which you can sell the [Class A], [Class B] [and] [Class C] notes), (ii) any failure of the Benchmark Replacement to gain market acceptance could adversely affect notes linked to SOFR, (iii) the Benchmark Replacement may have a very limited history and the future performance of the Benchmark Replacement may not be predicted based on historical performance, (iv) the secondary trading market for notes linked to the Benchmark Replacement may be limited and (v) the administrator of the Benchmark Replacement may make changes that could change the value of the Benchmark Replacement or discontinue the Benchmark Replacement and has no obligation to consider the interests of holders of the [Class A], [Class B] [and] [Class C] notes in doing so.

The interest rate on the [Class A], [Class B] [and] [Class C] notes will initially be based on a USD Compounded SOFR Index Rate and the SOFR Index, both of which are relatively new in the marketplace, which could adversely affect the market value of your [Class A], [Class B] [and] [Class C] notes.

For each Interest Period, the [Class A], [Class B] [and] [Class C] Interest Rate may be based on USD Compounded SOFR Index Rate, which is calculated using the SOFR Index published by the Federal Reserve Bank of New York according to the specific formula described under “Certain Features of Series 202●-● Ownership Interest and Notes – Details of the Offering - Interest”, rather than the SOFR rate published on or in respect of a particular date during such Interest Period or an arithmetic average of SOFR rates during such period. For this and other reasons, the [Class A], [Class B] [and] [Class C] Interest Rate during any Interest Period will not necessarily be the same as the interest rate on other SOFR-linked investments that use an alternative basis to determine the applicable interest rate. Further, if the [Class A], [Class B] [and] [Class C] Interest Rate is based on USD Compounded SOFR Index Rate and the SOFR rate in respect of a particular date during an Interest Period is negative, its contribution to the SOFR Index will be less than one, resulting in a reduction to USD Compounded SOFR Index Rate used to calculate the interest payable on notes linked to the USD Compounded SOFR Index Rate on the Interest Payment Date for such Interest Period.

Very limited market precedent exists for securities that use SOFR as the interest rate and the method for calculating an interest rate based upon SOFR in those precedents varies. In addition, the Federal Reserve Bank of New York only began publishing the SOFR Index on March 2, 2020. Accordingly, the use of the SOFR Index or the specific formula for the USD Compounded SOFR Index Rate used in a note, such as the [Class A], [Class B] [and] [Class C] note, linked to the USD Compounded SOFR Index Rate may not be widely adopted by other market participants, if at all. If the market adopts a different calculation method, that would likely adversely affect the market value of the [Class A], [Class B] [and] [Class C] notes.

USD Compounded SOFR Index Rate with respect to a particular interest period will only be capable of being determined near the end of the relevant interest period, which could result in inconsistent payments on and adversely affect the value of your [Class A], [Class B] [and] [Class C] notes.

The level of USD Compounded SOFR Index Rate applicable to a particular Interest Period, as defined under “Certain Features of Series 202●-● Ownership Interest and Notes – Details of the Offering - Interest,” for the [Class A], [Class B] [and] [Class C] notes and, therefore, the amount of interest payable with respect to such Interest Period will be determined on the [Class A], [Class B] [and] [Class C] Interest Rate Determination Day for such Interest Period. Because each such date is near the end of such Interest Period, the amount of interest payable with respect to the [Class A], [Class B] [and] [Class C] notes for a particular Interest Period will not be known until shortly prior to the related Interest Payment Date and it may be difficult for you to reliably estimate the amount of interest that will be payable on each such Interest Payment Date. In addition, some investors may be unwilling or unable to trade notes linked to the USD Compounded SOFR Index Rate or SOFR Index without changes to their information technology systems, both of which could adversely impact the liquidity and trading price of notes, such as the [Class A], [Class B] and [Class C] notes, that are linked to the USD Compounded SOFR Index Rate or SOFR Index.]

General Risk Factors

There is no public market for the notes, as a result, you may be unable to sell your notes or the price of notes could be adversely affected.

There is currently no market through which the notes may be sold and purchasers may not be able to resell the notes. This may affect the pricing of the notes in the secondary market, the transparency and availability of trading prices, the liquidity of the notes, and the extent of issuer regulation. The Underwriters expect, but are not obligated, to make a market in the notes. There can be no assurance that a secondary market for trading in the notes will develop or that any secondary market which does develop will continue. In addition, the Underwriters and other brokers and dealers may be unwilling or unable to publish quotations for the notes or otherwise facilitate trading of the notes due to regulatory developments or otherwise. Accordingly, this investment should be considered only by those persons who are able to bear the economic risk of their investment until the Expected Final Payment Date of the notes (or the related Prescription Date).

For a description of the impact of significant global or regional events on the global financial markets, see “– The occurrence of a significant global or regional event could have material adverse impacts to RBC’s credit card business, the global economy, and/or financial markets, which could result in accelerated, delayed or reduced payments on your notes, and could adversely affect your ability to resell your notes” above.

If the ratings of the notes are lowered or withdrawn, the market value of the notes could be adversely affected.

The ratings on the notes assigned by the Rating Agencies address, depending on the Rating Agency, the risk that the Trust will fail to satisfy its obligations in accordance with the terms of the notes, the notes’ vulnerability to default or the expected loss posed to investors. However, the Rating Agencies do not evaluate and the ratings do not address the likelihood that the outstanding principal amount of the notes will be paid by the Expected Final Payment Date. A rating is based primarily on the credit underlying the receivables, the level of enhancement provided by the Series Reserve Account with respect to the Series

202●-● ownership interest and, in the case of the Class A notes, the subordination of the payments on the Class B and Class C notes to the prior payment of amounts payable on the Class A notes in the manner described herein and, in the case of the Class B notes, the subordination of the payments on the Class C notes to the prior payment of amounts payable on the Class B notes in the manner described herein. There is no assurance that a rating will remain for any given period of time or that a rating will not be lowered or withdrawn entirely by a Rating Agency if in its judgment circumstances so warrant. A revision or withdrawal of such rating may have an adverse effect on the market price of the notes and/or limit a Series 202●-● noteholder’s ability to resell the notes. The ratings of the notes are not a recommendation to purchase, hold or sell the notes, inasmuch as such ratings do not comment as to market price or suitability for a particular investor. The ratings also do not address the possibility of the occurrence of an Amortization Event or an Event of Default, either of which events could result in the partial or complete payment of the outstanding principal amount of the notes prior to the Expected Final Payment Date. In addition, the ratings take into consideration the capacity of those parties in a key support relationship to the Trust and the degree of covenant protection available to investors as contained in the Material Contracts. Certain changes to the arrangements referred to herein are subject to the satisfaction of the Rating Agency Condition.

Payments were, or reasonably will be, made by the Trust to the Rating Agencies in connection with the ratings of the notes and in connection with ratings of other notes of the Trust that are outstanding, or will be outstanding, and continue in effect, and payments were made to the Rating Agencies during the last two years in connection with the ratings of other notes issued by the Trust. No payments were made to the Rating Agencies in respect of any other service provided to the Trust by such Rating Agencies during the last two years.

The Trust has hired ● Rating Agencies that are nationally recognized statistical rating organizations (“NRSROs”) and will pay them a fee to assign ratings on the notes. The Trust has not hired any other NRSRO to assign ratings on the notes and is not aware that any other NRSRO has assigned ratings on the notes. However, under SEC rules, information provided to a hired Rating Agency for the purpose of assigning or monitoring the ratings on the notes is required to be made available to each NRSRO in order to make it possible for such non-hired NRSROs to assign unsolicited ratings on the notes. An unsolicited rating could be assigned at any time, including prior to the Closing Date, and none of the Trust, the Seller, the Underwriters or any of their affiliates will have any obligation to inform you of any unsolicited ratings assigned after the date of this prospectus. NRSROs, including the hired Rating Agencies, have different methodologies, criteria, models and requirements. If any non-hired NRSRO assigns an unsolicited rating on the notes, there can be no assurance that such rating will not be lower than the ratings provided by the hired Rating Agencies, which could adversely affect the market value of the notes and/or limit a Series 202●-● noteholder’s ability to resell the notes. In addition, if the Trust fails to make available to the non-hired NRSROs any information provided to any hired Rating Agency for the purpose of assigning or monitoring the ratings on the notes, a hired Rating Agency could withdraw its ratings on any of the notes, which could adversely affect the market value of such notes and/or limit a Series 202●-● noteholder’s ability to resell such notes.

Potential investors in the notes should make their own evaluation of the creditworthiness of the receivables and the credit enhancement on the notes, and not rely solely on the ratings on the notes.

Credit Card Portfolio

Account Performance

The following tables set forth the historical performance of the Accounts for each of the indicated periods. There can be no assurance, however, that the loss and delinquency yield experience for the

Accounts in the future will be similar to the historical experience set forth below. The information in the tables has been provided by RBC.

Loss and Delinquency Experience

The loss and delinquency experience of the Accounts is as follows:

Loss Experience for the Accounts

	[__] Months Ended [_____],	Year Ended December 31,
	20[__]	20[__]	20[__]	20[__]	20[__]	20[__]

Average Pool Balance	$	$	$1)	$	$	$
Net Write-offs(2)	$	$	$	$	$	$
Average Net Write-off Ratio(3)	%	%	%	%	%	%

(1)	Average Pool Balance is the average of the beginning balance for the number of Determination Periods in the period. Additional Accounts were added to the pool on [June 1, 2020] (approximately $[907] million of receivables) and are included in the calculation of the Average Pool Balance for the beginning of [June 2020].

(2)	Write-offs represent the aggregate amount of receivables outstanding in Written-Off Accounts, net of Recoveries.

(3)	Average Net Write-off Ratio is the average of the monthly annualized net write-offs as a percentage of beginning Pool Balance for the number of Determination Periods in the period. The related ratios are calculated using the Pool Balance at the beginning of the Determination Period and the [June 2020] period includes the account addition that closed on [June 1, 2020].

Delinquencies as a Percentage of the Accounts(1)

	As at December 31, 20[__]
Days Delinquent (2)	Number of Accounts(3)	Percentage of Total Accounts	Receivables Outstanding	Percentage of Total Receivables
Current		%	$	%
1 day to 30 days
31 days to 60 days
61 days to 90 days
91 days to 120 days
121 days to 150 days
151 days to 180 days
Greater than 180 days
Totals		100.00%	$	100.00%

	As at December 31, 20[__]
Days Delinquent (2)	Number of Accounts(3)	Percentage of Total Accounts	Receivables Outstanding	Percentage of Total Receivables
Current		%	$	%
1 day to 30 days
31 days to 60 days
61 days to 90 days
91 days to 120 days
121 days to 150 days
151 days to 180 days
Greater than 180 days
Totals		100.00%	$	100.00%

	As at December 31, 20[__]
Days Delinquent (2)	Number of Accounts(3)	Percentage of Total Accounts	Receivables Outstanding	Percentage of Total Receivables
Current		%	$	%
1 day to 30 days
31 days to 60 days
61 days to 90 days
91 days to 120 days
121 days to 150 days
151 days to 180 days
Greater than 180 days
Totals		100.00%	$	100.00%

	As at December 31, 20[__]
Days Delinquent (2)	Number of Accounts(3)	Percentage of Total Accounts	Receivables Outstanding	Percentage of Total Receivables
Current		%	$	%
1 day to 30 days
31 days to 60 days
61 days to 90 days
91 days to 120 days
121 days to 150 days
151 days to 180 days
Greater than 180 days
Totals		100.00%	$	100.00%

	As at December 31, 20[__]
Days Delinquent (2)	Number of Accounts(3)	Percentage of Total Accounts	Receivables Outstanding	Percentage of Total Receivables
Current		%	$	%
1 day to 30 days
31 days to 60 days
61 days to 90 days
91 days to 120 days
121 days to 150 days
151 days to 180 days
Greater than 180 days
Totals		100.00%	$	100.00%

(1)	Due to rounding, numbers presented in the following distribution tables may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

(2)	Delinquency status as of statement date.

(3)	The number of Accounts includes replacement cards issued as a result of loss, theft or fraudulent activities and cards issued as a result of product transfers but excludes cards that have been written-off.

Revenue Experience

The revenue experience in the following table is presented before deduction for write-offs. Revenues from finance charge receivables on both a billed and a cash basis will be affected by numerous factors, including the periodic finance charge on the Account Assets, the amount of any annual or membership fees, other fees paid by cardholders, and the percentage of cardholders who pay off their balances in full each month and do not incur periodic finance charges on purchases.

Revenue Experience for the Accounts

	[__] Months Ended [____],	Year Ended December 31,
	20[__]	20[__]	20[__]	20[__]	20[__]	20[__]
Revenue
Interest Earned	$	$	$(1)	$	$	$
Fees	$	$	$	$	$	$
Average Pool Balance	$	$	$(2)	$	$	$
Average Revenue Yield(3)%		%	%	%	%	%

(1)	The Seller had a program under which eligible credit card obligors were provided with credits to their credit card account to reimburse them for 50% of the interest charged to their credit card account (“COVID-19 Hardship Interest Charge Credits”). The COVID-19 Hardship Interest Charge Credits have been included as finance charge receivables.

(2)	Average Pool Balance is the average of the beginning balance for the number of Determination Periods in the period. Additional Accounts were added to the pool on [June 1, 2020] (approximately $[907] million of receivables) and are included in the calculation of the Average Pool Balance for the beginning of [June 2020].

(3)	Average Revenue Yield is the average of the monthly annualized Revenue as a Percentage of Beginning Pool Balance for the number of Determination Periods in the period. The related ratios are calculated using the Pool Balance at the beginning of the Determination Period and the [June 2020] period includes the account addition that closed on [June 1, 2020].

The revenues for the Accounts shown in the table above are attributable to (a) periodic finance charges and annual and other fees billed to cardholders, and (b) applicable Interchange Fees and any other fees or amounts which are designated by the Seller by notice to the Custodian from time to time. The revenues related to periodic finance charges and fees (other than annual and membership fees) depend in part upon the collective preference of cardholders to use their credit cards to finance purchases and/or receive cash advances over time rather than for convenience use (where the cardholders pay off their entire balance each month, thereby avoiding periodic finance charges). Revenues also depend in part on the cardholders’ use of other services offered by RBC for a fee. Accordingly, revenues will be affected by future changes in the types of charges and fees assessed on the Accounts, the respective percentages of the receivables balances of the various types of Accounts, and the types of Accounts under which the receivables arise.

“Collections” means all payments (including Recoveries and insurance proceeds) received by the Servicer from or on behalf of any obligors in respect of receivables and from the Seller in respect of Interchange Fees, and, in respect of any period of days, means all such amounts received by the Servicer during such period and, in respect of any Business Day, means all such amounts received by the Servicer before the close of business on such day and after the close of business on the immediately preceding Business Day.

“Finance charge receivables” means, with respect to an Account, (A) any receivable billed to a cardholder under the related Credit Card Agreement in respect of: (i) periodic credit or other finance charges; (ii) membership fees, if any; (iii) cash advance fees; (iv) service and transaction fees; and (v) administrative fees and late charges; and (B) (a) applicable Interchange Fees; and (b) any other fees or amounts with respect to the Account other than principal receivables which are designated by the Seller by notice to the Custodian from time to time to be included as finance charge receivables.

Interchange

The Seller receives Interchange Fees from financial institutions for clearing transactions arising under the Accounts and as compensation for assuming credit risk and funding receivables for a limited period of time prior to initial billing. The Seller will Transfer to the Custodian on a daily basis the

Interchange Fees, representing the aggregate amount of fees paid or payable to the Seller on such day in respect of all Visa Accounts, Mastercard Accounts and other Specified Account Designation Accounts from other financial institutions that clear such credit card transactions for merchants after netting or set-off occurs. The Seller may, from time to time, in its sole discretion, voluntarily increase or decrease the rate used to calculate amounts receivable or payable in respect of Interchange Fees. The Account Assets include the then applicable Interchange Fees.

“Interchange Fees” means, in respect of a day, the aggregate of Mastercard Interchange Fees, Visa Interchange Fees and Other Interchange Fees in respect of such day, in each case as the basis for calculating the same may be adjusted from time to time in accordance with the Pooling and Servicing Agreement.

“Mastercard Interchange Fees” means, in respect of a day, the aggregate amount of fees paid or payable to the Seller on such day in respect of all Mastercard Accounts from other financial institutions that clear Mastercard transactions for merchants after any netting or set-off occurs; as the basis for calculating the same may be adjusted from time to time in accordance with the Pooling and Servicing Agreement.

“Visa Interchange Fees” means, in respect of a day, the aggregate amount of fees paid or payable to the Seller on such day in respect of all Visa Accounts from other financial institutions that clear Visa transactions for merchants after any netting or set-off occurs; as the basis for calculating the same may be adjusted from time to time in accordance with the Pooling and Servicing Agreement.

“Other Interchange Fees” means, in respect of a day, the aggregate amount of fees paid or payable to the Seller on such day in respect of all other Specified Account Designation Accounts (other than Visa and Mastercard) from other financial institutions that clear such credit card transactions for merchants after any netting or set-off occurs; as the basis for calculating the same may be adjusted from time to time in accordance with the Pooling and Servicing Agreement.

“Specified Account Designation” shall mean each of (i) Visa, (ii) Mastercard, and (iii) one or more other designations relating to credit card accounts specified by the Seller in writing for which the Rating Agency Condition is satisfied in respect of each such other designation’s inclusion as a Specified Account Designation, or, in the case of S&P Global Ratings, acting through Standard and Poor’s Ratings Services LLC (“S&P”) where it is a Rating Agency with respect to a Series, Class or Related Securities, the Seller has provided at least 10 days prior written notice to S&P of such other designation’s inclusion as a Specified Account Designation.

Cardholder Monthly Payment Rates for the Accounts

The following table sets forth the highest and lowest cardholder monthly payment rates for all months during the periods shown, in each case, calculated as a percentage of the account balances at the beginning of each month during the period. Monthly payment rates on the Account Assets may vary due to, among other things, the availability of other sources of credit, general economic conditions, consumer spending and borrowing patterns and the terms of the Accounts (which are subject to change by RBC) and marketing programs of RBC.

Cardholder Monthly Payment Rates for the Accounts
(% of Pool Balance)(1)(2)

	[__] Months Ended [_____],	Year Ended December 31,
	20[__]	20[__]	20[__]	20[__]	20[__]	20[__]
Lowest Month	%	%	%	%	%	%
Highest Month	%	%	%	%	%	%
Average	%	%	%	%	%	%

(1)	Pool Balance as at the beginning of each month during the period. Additional Accounts were added to the pool on [June 1, 2020] (approximately $● million of receivables) and are included in the calculation of the Pool Balance for the beginning of [June 2020].

(2)	Payment ratios are calculated as a percentage of the previous Determination Period’s ending Pool Balance. The related ratios are calculated using the Pool Balance at the beginning of the Determination Period and the [June 2020] period includes the account addition that closed on [June 1, 2020].

The Accounts

General

The Account Assets relate to Seller Credit Card Accounts established by RBC in each year from 1967 to and including [December 31, 2017], subject to certain exclusions.

The information in the tables above entitled “Loss Experience for the Accounts”, “Delinquencies as a Percentage of the Accounts”, “Revenue Experience for the Accounts” and “Cardholder Monthly Payment Rates for the Accounts” relates to the historical Accounts. If the mix of Account Assets changes, the loss, revenue and delinquency experience of the Accounts may be different from that set forth in the tables referred to above.

[Static pool information regarding the performance of the receivables in the Accounts (e.g., loss, revenue, delinquency and payment rate experience) is not being included in this prospectus at this time because all of the Accounts relating to such receivables were originated prior to [December 31, 2017] and are 60 or more months past the date on which they were originated. The origination date for each such Account is the date on which the account was opened. As a result, the designated Accounts are comprised entirely of seasoned accounts whose long-term performance attributes have stabilized and, consequently, the segmentation of the pool by vintage origination year would no longer provide insights into the pool’s performance and risk that are material and that are not otherwise evident from information relating to the pool’s performance that is presented elsewhere in this prospectus, including in the tables referred to above and below.]

The principal receivables balances of Written-Off Accounts will be subtracted from the aggregate outstanding balance of all principal receivables owing under the Accounts on any date for the purpose of calculating the Pool Balance. Collections, however, include any Collections in respect of such Written-Off Accounts (“Recoveries”).

The Seller has represented and warranted to the Trust that the Accounts met the eligibility requirements set forth in the Pooling and Servicing Agreement as of the Cut-Off Date or Addition Cut-Off Date, as applicable, on which they became Accounts. There can be no assurance, however, that all of the Accounts will continue to meet eligibility requirements. The Seller periodically purges closed and inactive accounts in accordance with the Seller’s policies and procedures.

Subject to certain conditions, the Seller may Transfer to the Trust undivided co-ownership interests in receivables arising in Eligible Credit Card Accounts, other than the Accounts, including Participations. Such receivables and the related credit card account may not be originated or collected in the same manner as the Accounts described below and may differ with respect to loss, delinquency, revenue and payment experience. Such receivables and the related credit card accounts may also have different terms than those described below, including lower periodic finance charges. Consequently, the Transfer to the Trust of the undivided co-ownership interests in receivables arising in such credit card accounts could have the effect of reducing the average portfolio yield. In addition, actual loss and delinquency, revenue and monthly payment rate experience with respect to such receivables and account assets may be materially different from such experience for the portfolio of Account Assets described herein. See “Risk Factors – Acquisition of Additional Account Assets”.

As at ● ●, 202●, the aggregate receivables outstanding was approximately $● billion and there were ● Accounts which had an average balance of approximately $● and an average credit limit of approximately $●. The average Account balance as a percentage of the average credit limit with respect to the Accounts was approximately ●%. Additionally, for the ● 202● monthly period, ●% of the Accounts received the minimum payment due and ●% of the Accounts received a full balance payment.

The following tables summarize the Accounts by various criteria as at ● ●, 202●. References to “Receivables Outstanding” in the following tables mean Account Assets. These tables are not necessarily indicative of the future composition of the Account Assets.

Composition of Accounts by Account Balance(1)
(as at [_____] [__], 202[_])

Account Balance	Number of Accounts(2)	Percentage of Total Accounts	Receivables Outstanding	Percentage of Total Receivables

Credit or zero Balance		%	$	%
$.01 to $500
$500.01 to $1,000
$1,000.01 to $3,000
$3,000.01 to $5,000
$5,000.01 to $10,000
$10,000.01 to $12,500
$12,500.01 to $15,000
$15,000.01 to $20,000
$20,000.01 to $25,000
Over $25,000

Totals		100.00%	$	100.00%

(1)	Due to rounding, numbers presented in the following distribution tables may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

(2)	The number of Accounts includes replacement cards issued as a result of loss, theft or fraudulent activities and cards issued as a result of product transfers but excludes cards that have been written-off.

Composition of Accounts by Credit Limit(1)
(as at [_____] [__], 202[_])

Credit Limit	Number of Accounts(2)	Percentage of Total Accounts	Receivables Outstanding	Percentage of Total Receivables

Less than or equal to $500		%	$	%
$501 to $1,000
$1,001 to $3,000
$3,001 to $5,000
$5,001 to $10,000
$10,001 to $12,500
$12,501 to $15,000
$15,001 to $17,500
$17,501 to $20,000
$20,001 to $24,999
$25,000 and Over

Totals		100.00%	$	100.00%

(1)	Due to rounding, numbers presented in the following distribution tables may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

(2)	The number of Accounts includes replacement cards issued as a result of loss, theft or fraudulent activities and cards issued as a result of product transfers but excludes cards that have been written off.

Composition of Accounts by Age(1)
(as at [_____] [__], 202[_])

Age of Portfolio(2)	Number of Accounts(3)	Percentage of Total Accounts	Receivables Outstanding	Percentage of Total Receivables

3 years and under		%	$	%
Over 3 years to 4 years
Over 4 years to 5 years
Over 5 years to 6 years
Over 6 years to 7 years
Over 7 years to 8 years
Over 8 years to 9 years
Over 9 years to 10 years
Over 10 years to 15 years
Over 15 years to 20 years
Over 20 years to 25 years
Over 25 years to 30 years
Over 30 years to 35 years
Over 35 years

Totals		100.00%	$	100.00%

(1)	Due to rounding, numbers presented in the following distribution tables may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

(2)	Age of Portfolio is based on the opening date for the Accounts.

(3)	The number of Accounts includes replacement cards issued as a result of loss, theft or fraudulent activities and cards issued as a result of product transfers but excludes cards that have been written-off.

Composition of Accounts by Geographic Distribution(1)
(as at [_____] [__], 202[_])

Jurisdiction	Number of Accounts(2)	Percentage of Total Accounts	Receivables Outstanding	Percentage of Total Receivables

British Columbia		%	$	%
Alberta
Saskatchewan
Manitoba
Ontario
Quebec
New Brunswick
Nova Scotia
Prince Edward Island
Newfoundland and Labrador
Yukon
Northwest Territories(3)
Other(4)

Totals		100.00%	$	100.00%

(1)	Due to rounding, numbers presented in the following distribution tables may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

(2)	The number of Accounts includes replacement cards issued as a result of loss, theft or fraudulent activities and cards issued as a result of product transfers but excludes cards that have been written-off.

(3)	Includes Nunavut.

(4)	This category is in respect of those Accounts for which the obligor’s statement address at the time of determination of eligibility was in one of the provinces or territories of Canada and such obligor currently resides outside Canada.

Billing and Payments

The Accounts have various billing and payment structures, including varying periodic finance charges and fees. The following is information on the current billing and payment characteristics of the Accounts.

With limited exceptions (for example, where there is no outstanding balance on a cardholder’s credit card account), monthly billing statements are sent by the Seller to cardholders at the end of the billing period. Each month, the cardholder is required to make at least the minimum payment indicated on the monthly billing statement. The minimum payment amount is typically calculated by one of two methods: (1) where the cardholder (or if held jointly, all cardholders) on the credit card account reside(s) outside the province of Quebec or is a small business credit card account, by adding the amount of any outstanding periodic finance charges plus fees outstanding (excluding any installment plan interest or monthly fees) plus $10, plus any monthly installment plan payments due that statement; or (2) for accounts held individually or jointly by any person resident in the province of Quebec, by adding any monthly installment plan payments due that statement, plus a percentage of the account’s other total outstanding balance (which percentage will be gradually increasing from 2.5% to 5% between August 1, 2019 and August 1, 2025 for Accounts opened prior to August 1, 2019, and which is 5% for Accounts opened on or after August 1, 2019). In all cases, a balance of $10 or less on a monthly billing statement must be paid in full. The full amount of any unpaid minimum payment required in respect of preceding monthly billing statements, will also be added to the minimum payment for a billing period.

A periodic finance charge is assessed on Accounts at the annual interest rates specified at the time each Account is opened and from time to time thereafter in the monthly billing statements relating to such Account. Periodic finance charges and fees are charged on balances for purchases, cash advances and fees starting from the transaction date until the date the payment is processed by the Seller (subject to any applicable interest-free grace period on new purchases and fees). No interest is assessed on new purchases (except those converted to installment plans) and fees as long as the new balance which is owed for the month is paid in full by the payment due date, and for small business credit cards only, the new balance for the previous month was also paid in full by that month’s statement’s payment due date. For purchases converted to installment plans, interest (if applicable) will be assessed at the rate and in the manner the cardholder agreed to when they signed up for the installment plan (no interest is charged if a new installment plan is paid off in full before its first payment due date). The periodic finance charges for any month are calculated on a daily basis by multiplying each daily periodic finance charge bearing closing balance by the equivalent daily rate for the applicable annual rate. The average periodic finance charge on the Accounts relating to cash advances and purchases of goods and services was [19]% per annum for the month of ●, 202● (excluding introductory interest rates). The Seller may change the periodic finance charge on the various types of Accounts at any time with at least 30 days’ written notice to the cardholders. The Seller may assess an annual or membership fee that varies depending on the type of Account.

Payments by cardholders to the Servicer on the Accounts are processed and applied first to the minimum payment, then to any remaining balance. If the different amounts that make up the remaining balance are subject to different interest rates, the payments are generally allocated on a pro rata basis.

There can be no assurance that fees and other charges will remain at current levels.

FICO® Scores

The following table sets forth the composition of the Accounts as at ● ●, 202● by FICO® score ranges. To the extent available, FICO® scores calculated by TransUnion or Equifax are obtained at origination and by TransUnion, quarterly thereafter. A FICO® score is a measurement that uses information collected by the major Canadian credit bureaus to assess consumer credit risk. FICO® scores rank-order consumers according to the likelihood that their credit obligations will not be paid in accordance with the terms of their accounts. Although TransUnion and Equifax disclose only limited information about the variables they use to assess credit risk, those variables likely include, but are not limited to, debt level, credit experience, payment patterns (including delinquency history), and level of utilization of available credit. An individual’s FICO® score may change over time, depending on the conduct of the individual, including the individual’s usage of his or her available credit, payment patterns and changes in credit score technology used by TransUnion and Equifax.

FICO® scores are based on independent, third-party information, the accuracy of which the Trust cannot verify. The Seller does not use standardized credit scores, such as a FICO® score, alone for the purpose of credit adjudication. See “Credit Card Business of the Seller – Acquisition and Use of Credit Cards” in Part II of this prospectus.

The information presented in the table below should not be used alone as a method of forecasting whether cardholders will make payments in accordance with the terms of their Credit Card Agreements. Since the future composition of the Accounts may change over time, the following table is not necessarily indicative of the composition of the Accounts at any specific time in the future.

FICO® Scores(1)(2)

	As at [_____] [__], 202[_]

FICO® Scores	Percentage of Total Accounts	Percentage of Balance Outstanding

760 and above	%	%
700 to 759
660 to 699
560 to 659
Less than 560 or no score

Totals	100.00%	100.00%

(1)	The Trust uses FICO® scores provided by TransUnion.

(2)	Includes FICO® score of small business owner where available for small business accounts.

Review of Receivables in the Accounts2

General

As required by Rule 193 under the Securities Act of 1933, the Depositor has performed a review of the receivables in the Accounts and the disclosure relating to those receivables included in this prospectus, including the information provided under “Credit Card Portfolio”. The review was designed and effected to provide reasonable assurance that the disclosure regarding those receivables is accurate in all material respects.

The review process, which is conducted by the Depositor and its affiliates as described further below, involves (i) the review of information relating to the underwriting process and credit and risk controls for the Accounts, (ii) the periodic review of internal data systems, financial processes and controls, (iii) the review of information regarding the historical performance and current composition of the receivables presented in this prospectus and (iv) the review of qualitative or factual disclosure regarding the receivables presented in this prospectus.

Oversight of Underwriting, Credit and Risk Controls

The underwriting and credit authorization processes applicable to RBC’s Accounts are described under “Credit Card Business of the Seller—Acquisition and Use of Credit Cards”. RBC regularly monitors compliance with established underwriting and credit policies and procedures and risk controls, including monitoring, periodic review and validation of models that govern automated credit approval decisions as well as supplementary subjective review and approval policies. These policies, procedures and controls are overseen by committees at the board, management and line of business levels. These committees are responsible, among other things, for approval of new or significant changes to RBC’s consumer credit policies; monitoring business credit risk metrics; establishing and ensuring adherence to operational risk limits for RBC; assessing consumer credit risk performance and asset quality against all business credit risk metrics, performance trends and key risk indicators; identifying emerging risks impacting consumer credit

[2]	The Rule 193 review will encompass the Receivables in the Accounts at the time of each takedown, including Receivables added to the pool prior to that time, and will address whether those Receivables deviate from disclosed underwriting criteria or any other criteria or benchmark used to evaluate the assets, as contemplated by Items 1111(a)(7) and (8) of Regulation AB.

risk; and reviewing key risk issues identified during internal audits, credit review, regulatory examinations and internal responses to these issues.

RBC relies, primarily, on models that apply statistical, economic, financial and mathematical techniques and assumptions to provide quantitative estimates contributive to RBC’s credit approval decisions. The design, development and use of these models by RBC are subject to oversight and review by model risk governance, which is provided by the board of directors, acting through its committees, the Enterprise Model Oversight Committee (“EMOC”), appropriate line of business model risk officers and senior management. Model risk management for RBC, which reports to the EMOC, is responsible for establishing procedures that support RBC’s model risk policy and verifying that required model risk controls, as specified by the model risk policy and related control procedures, are implemented and maintained. Additionally, RBC’s EMOC conducts ongoing monitoring and periodic reviews to ensure that models are performing within the benchmarks established by the model risk policy. Model risk management for RBC evaluates the results of model performance validation and develops remediation plans for models that do not satisfy model risk policy guidelines.

RBC corporate audit is responsible for assessing the overall effectiveness of the risk management framework applicable to RBC and evaluating credit, operational, and model risk. RBC corporate audit participates in governance routines and routinely tests and evaluates RBC risk practices.

Internal Data Systems, Financial Processes and Controls

The Depositor’s review of the receivables in the Accounts is supported by RBC’s extensive control processes used in the day-to-day operation of its credit card business. These controls include financial reporting controls, regular monitoring, assessment and testing of key internal and third party business functions, including account origination, servicing and systems processing, and controls to verify compliance with procedures.

Monitoring of the Accounts and receivables is effected through an integrated network of computer systems. These systems are used to verify that information about the Accounts and receivables is accurately captured and securely maintained by RBC and its affiliates. The systems are periodically reviewed to provide reasonable assurance regarding the integrity, accuracy and completeness of the captured information. Data maintained by these computer systems facilitates management’s assessments of the accuracy and integrity of RBC’s account-level and pool asset data.

Quantitative Asset Pool Review

The Depositor and its affiliates use information generated by computer systems maintained by RBC and its subsidiaries and Total System Services, Inc. to create reports used to populate the tables included in this prospectus. The Depositor, with the assistance of a third party, reviews the financial and other quantitative information on the receivables and the Accounts presented in those tables to compare the data presented with the reports generated by RBC’s computer systems. The Depositor determines the nature, extent and timing of the review and the level of assistance provided by the third party. The Depositor assumes responsibility for the review and attributes all findings and conclusions of the review to itself.

Review of Qualitative or Factual Disclosure

Disclosure in this prospectus consisting of qualitative or factual information regarding the receivables in the Accounts was reviewed and approved by those officers and employees of the Depositor and its affiliates who are knowledgeable about such information.

Conclusion of Review

The Depositor has concluded that the review described above provides reasonable assurance that the disclosure regarding the receivables in the Accounts in this prospectus, including the information provided under “Credit Card Portfolio”, is accurate in all material respects.

Demands for Repurchases of Receivables in the Accounts

The transaction documents contain covenants requiring the repurchase of receivables from the Account Assets for the breach of a related representation or warranty as described under “Operations of the Trust – The Assignment and Transfer of Account Assets – Mandatory Purchase of Account Assets”. None of the receivables securitized by RBC (the sponsor of this securitization transaction) were the subject of a demand to repurchase or replace for a breach of such representations and warranties during the three-year period ending on ● ●, 20●. The Sponsor, as securitizer, discloses all such demands for repurchase in its reports on Form ABS 15G filed with the SEC. The Sponsor filed its most recent Form ABS 15G with the SEC on ● ●, 20●. The Sponsor’s Central Index Key (CIK) number is 0001000275.

Certain Features of Series 202●-●
Ownership Interest and Notes

This section discusses features of the Series 202●-● ownership interest and the notes not discussed in Part II of this prospectus.

Dollar Amounts

Unless otherwise specified, all amounts expressed herein in terms of money refer to Canadian Dollars. Unless otherwise specified herein, any reference herein or in Part II of this prospectus to the principal amount of the notes, including in respect of such debt as indebtedness of the Trust as Co-Owner, shall be to the Canadian Dollar Equivalent of the principal amount in U.S. Dollars of the notes.

“Canadian Dollars”, “$” or “CDN$” means the lawful money of Canada.

“Canadian Dollar Equivalent” means, in relation to a Class of notes which is denominated in a currency other than Canadian Dollars, the Canadian Dollar equivalent of such amount ascertained using the relevant Initial Exchange Rate (as defined in the Swap Agreement) relating to such Class of notes.

“U.S. Dollars” or “U.S.$” means the lawful money of the United States.

Details of the Offering

General

The notes will be issued pursuant to a supplemental indenture (the “Series 202●-● Supplemental Indenture”) to the Trust Indenture. The following is a description of the material attributes and characteristics of the notes, the Series 202●-● Supplemental Indenture, the Trust Indenture and certain other arrangements contemplated or permitted by the Trust Indenture. Reference is made to the Series 202●-● Supplemental Indenture, the Trust Indenture and other agreements referred to in this prospectus for the full particulars of these attributes and characteristics.

The Notes

(i)	Class A Notes

The Class A notes will be created and issued on the Closing Date in an aggregate principal amount of U.S.$●, will bear interest at the [rate of ●% per annum][Class A Interest Rate], will be dated as of the Closing Date and will be issued in minimum denominations of U.S.$100,000 and integral multiples of U.S.$1,000. The Expected Final Payment Date for the Class A notes is ●, 20●, based upon, among other things, an Accumulation Commencement Day for the Series 202●-● ownership interest of ●, 20●. Holders of the Class A notes will receive payments of principal and interest until the earlier of (a) the date on which the outstanding principal amounts of the Class A notes and all interest accrued thereon has been paid in full, and (b) the Prescription Date.

[“Class A Interest Rate Determination Day” means, for each Interest Period, (A) if the Benchmark is USD Compounded SOFR Index, the day that is five U.S. Government Securities Business Days preceding the last day of such Interest Period, and (B) if the Benchmark is any other rate, the date determined by the Calculation Agent, in each case subject to any Benchmark Replacement Conforming Changes.]

[“Class A Interest Rate” means, (i) for each Interest Period until the occurrence of a Benchmark Replacement Date, an annual rate of interest equal at any time to the sum of (a) USD Compounded SOFR Index determined for the Class A Interest Rate Determination Day relating to such Interest Period, plus (b) ●%; and (ii) in connection with a Benchmark Transition Event and its related Benchmark Replacement Date, the rate determined in accordance with the methodology set out under “- Interest” with respect thereto.]

(ii)	Class B Notes

The Class B notes will be created and issued on the Closing Date in an aggregate principal amount of U.S.$ ●, will bear interest at the [rate of ●% per annum][Class B Interest Rate], will be dated as of the Closing Date and will be issued in minimum denominations of U.S.$100,000 and integral multiples of U.S.$1,000, except as otherwise provided herein. The Expected Final Payment Date for the Class B notes will be ●, 20●, based upon, among other things, an Accumulation Commencement Day for the Series 202●-● ownership interest of ●, 20●. Holders of the Class B notes will receive payments of principal and interest until the earlier of (a) the date on which the outstanding principal amounts of the Class B notes and all interest accrued thereon has been paid in full, and (b) the Prescription Date.

[“Class B Interest Rate Determination Day” means, for each Interest Period, (A) if the Benchmark is USD Compounded SOFR Index, the day that is five U.S. Government Securities Business Days preceding the last day of such Interest Period, and (B) if the Benchmark is any other rate, the date determined by the Calculation Agent, in each case subject to any Benchmark Replacement Conforming Changes.]

[“Class B Interest Rate” means, (i) for each Interest Period until the occurrence of a Benchmark Replacement Date, an annual rate of interest equal at any time to the sum of (a) USD Compounded SOFR Index determined for the Class B Interest Rate Determination Day relating to such Interest Period, plus (b) ●%; and (ii) in connection with a Benchmark Transition Event and its related Benchmark Replacement Date, the rate determined in accordance with the methodology set out under “- Interest” with respect thereto.]

(iii)	Class C Notes

The Class C notes will be created and issued on the Closing Date in an aggregate principal amount of U.S.$ ●, will bear interest at the [rate of ●% per annum][Class C Interest Rate], will be dated as of the Closing Date and will be issued in minimum denominations of U.S.$100,000 and integral multiples of U.S.$1,000, except as otherwise provided herein. The Expected Final Payment Date for the Class C notes will be ●, 20●, based upon, among other things, an Accumulation Commencement Day for the Series 202●-● ownership interest of ●, 20●. Holders of the Class C notes will receive payments of principal and interest until the earlier of (a) the date on which the outstanding principal amounts of the Class C notes and all interest accrued thereon has been paid in full, and (b) the Prescription Date.

[“Class C Interest Rate Determination Day” means, for each Interest Period, (A) if the Benchmark is USD Compounded SOFR Index, the day that is five U.S. Government Securities Business Days preceding the last day of such Interest Period, and (B) if the Benchmark is any other rate, the date determined by the Calculation Agent, in each case subject to any Benchmark Replacement Conforming Changes.]

[“Class C Interest Rate” means, (i) for each Interest Period until the occurrence of a Benchmark Replacement Date, an annual rate of interest equal at any time to the sum of (a) USD Compounded SOFR Index determined for the Class C Interest Rate Determination Day relating to such Interest Period, plus (b) ●%; and (ii) in connection with a Benchmark Transition Event and its related Benchmark Replacement Date, the rate determined in accordance with the methodology set out under “- Interest” with respect thereto.]

“Expected Final Payment Date” means ●, 20●.

Interest

Interest will accrue on the unpaid principal amount of the Class A notes at the [rate of ●% per annum][Class A Interest Rate], will accrue on the unpaid principal amount of the Class B notes at the [rate of ●% per annum][Class B Interest Rate] and will accrue on the unpaid principal amount of the Class C notes at the [rate of ●% per annum][Class C Interest Rate]. Except as otherwise provided herein, interest on each Class of notes will be paid monthly in arrears on each Interest Payment Date to the applicable Series 202●-● noteholders. Interest on each Class of notes will be payable in U.S. Dollars. Interest payments on each Interest Payment Date (other than the first Interest Payment Date) will include interest accrued to, but excluding such Interest Payment Date and will be calculated on the basis of [the actual number of days in the applicable Interest Period, [in the case of the [Class A], [Class B] [and] [Class C] notes] [and] [a 30 day period] and a 360 day year, [in the case of the [Class A], [Class B] [and] [Class C notes]. Interest due with respect to the notes for the first Interest Payment Date will accrue from and including the Closing Date to but excluding the first Interest Payment Date. Subject to the commencement of an Amortization Period, and assuming that the Closing Date is ●, 202●, the interest to be paid on the Class A notes on the first Interest Payment Date will be [U.S.$ ●][based on the USD Compounded SOFR Index five U.S. Government Securities Business Days preceding the last day of the initial interest period plus ●%], the interest to be paid on the Class B notes on the first Interest Payment Date will be [U.S.$ ●][based on the USD Compounded SOFR Index five U.S. Government Securities Business Days preceding the last day of the initial interest period plus ●%] and the interest to be paid on the Class C notes on the first Interest Payment Date will be [U.S.$ ●][based on the USD Compounded SOFR Index five U.S. Government Securities Business Days preceding the last day of the initial interest period plus ●%]. Any interest due but not paid on any Interest Payment Date will be due on the next succeeding Interest Payment Date with additional interest at the same rate on such amount, provided that such interest on unpaid interest will be calculated on the basis of the actual number of days in the applicable Interest Period and a 365 or

366 day year, as applicable. Interest will not be paid on any day in respect of the Class B notes or Class C notes if any amount required to be paid in respect of interest on the Class A notes on that day remains outstanding as due and payable. Interest will not be paid on any day in respect of the Class C notes if any amount required to be paid in respect of interest on the Class B notes on that day remains outstanding as due and payable. The record date (“Record Date”) for holders of notes entitled to receive interest on any Interest Payment Date will be the date that is 15 days prior to the related Interest Payment Date (or if such day is not a Business Day, the next succeeding Business Day).

[If, with respect to any Interest Period, the Calculation Agent determines that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred prior to the Reference Time in respect of any determination of the Benchmark on any date, the Benchmark Replacement will replace the then-current Benchmark for all purposes relating to the Class [A][B][C] notes in respect of such determination on such date and all determinations on all subsequent dates, provided that the Calculation Agent may in its sole discretion delay the date on which the Benchmark Replacement will apply to a date not later than the first day of the second full Interest Period following the related Benchmark Replacement Date. In connection with the implementation of a Benchmark Replacement, the Calculation Agent will have the right to make Benchmark Replacement Conforming Changes from time to time. Any determination, decision or election that may be made by the Calculation Agent pursuant to the foregoing, including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection: (i) will be conclusive and binding absent manifest error; (ii) will be made in the Calculation Agent’s sole discretion; and (iii) shall become effective without consent from any other party. The Calculation Agent may designate an entity (which may be its affiliate) to make any determination, decision or election that the Calculation Agent has the right to make in connection with the benchmark replacement provisions described above. After a Benchmark Transition Event and its related Benchmark Replacement Date have occurred, the interest payable for each interest period on the Class [A][B][C] notes will be an annual rate equal to the sum of the Benchmark Replacement and the applicable margin.

Notice of the occurrence of a Benchmark Transition Event and its related Benchmark Replacement Date, the determination of a Benchmark Replacement and the making of any Benchmark Replacement Conforming Changes will be included in the applicable Monthly Noteholder’s Report.]

[“Benchmark” means, initially, the USD Compounded SOFR Index; provided that if a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to the USD Compounded SOFR Index (or the published SOFR Index used in the calculation thereof) or the then-current Benchmark, then “Benchmark” means the applicable Benchmark Replacement.]

[“Benchmark Replacement” means the first alternative set forth in the order below that can be determined by the Calculation Agent or its designee as of the Benchmark Replacement Date:

(1) the sum of: (a) an alternate rate of interest that has been selected or recommended by the Relevant Governmental Body as the replacement for the then current Benchmark and (b) the Benchmark Replacement Adjustment;

(2) the sum of: (a) the ISDA Fallback Rate and (b) the Benchmark Replacement Adjustment; and

(3) provided that if (i) the Benchmark Replacement cannot be determined in accordance with clause (1) or (2) above as of the Benchmark Replacement Date or (ii) the Calculation Agent or its designee shall have determined that the ISDA Fallback Rate determined in accordance with clause (2) above is not an industry-accepted rate of interest as a replacement for the then-current Benchmark for U.S. dollar-denominated floating rate notes at such time, then the Benchmark Replacement shall be the sum of: (a) the alternate rate of interest that has been selected by the Calculation Agent or its designee as the replacement for the then-current Benchmark giving due consideration to any industry-accepted rate of interest as a replacement for the then-current Benchmark for U.S. dollar denominated floating rate notes at such time and (b) the Benchmark Replacement Adjustment.]

[“Benchmark Replacement Adjustment” means the first alternative set forth in the order below that can be determined by the Calculation Agent or its designee as of the Benchmark Replacement Date:

(1) the spread adjustment (which may be a positive or negative value or zero), or method for calculating or determining such spread adjustment that has been selected or recommended by the Relevant Governmental Body for the applicable Unadjusted Benchmark Replacement;

(2) if the applicable Unadjusted Benchmark Replacement is equivalent to the ISDA Fallback Rate, then the ISDA Fallback Adjustment; and

(3) the spread adjustment (which may be a positive or negative value or zero) that has been selected by the Calculation Agent or its designee giving due consideration to any industry-accepted spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of the then-current Benchmark with the applicable Unadjusted Benchmark Replacement for U.S. dollar denominated floating rate notes at such time.]

[“Benchmark Replacement Conforming Changes” means, with respect to any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definitions or interpretations of interest period, the timing and frequency of determining rates and making payments of interest, the rounding of amounts or tenors, and other administrative matters) that the Calculation Agent or its designee decides may be appropriate to reflect the adoption of such Benchmark Replacement in a manner substantially consistent with market practice (or, if the Calculation Agent or its designee decides that adoption of any portion of such market practice is not administratively feasible or if the Calculation Agent or its designee determines that no market practice for use of the Benchmark Replacement exists, in such other manner as the Calculation Agent or its designee determines is reasonably practicable).]

[“Benchmark Replacement Date” means the earliest to occur of the following events with respect to the then-current Benchmark (including the daily published component used in the calculation thereof):

(1) in the case of clause (1) or (2) of the definition of “Benchmark Transition Event,” the later of (a) the date of the public statement or publication of information referenced therein and (b) the date on which the administrator of the Benchmark permanently or indefinitely ceases to provide the Benchmark (or such component); or

(2) in the case of clause (3) of the definition of “Benchmark Transition Event,” the date of the public statement or publication of information referenced therein.

For the avoidance of doubt, if the event giving rise to the Benchmark Replacement Date occurs on the same day as, but earlier than, the Reference Time in respect of any determination, the Benchmark Replacement Date will be deemed to have occurred prior to the Reference Time for such determination.]

[“Benchmark Transition Event” means the occurrence of one or more of the following events with respect to the then-current Benchmark (including the daily published component used in the calculation thereof):

(1) a public statement or publication of information by or on behalf of the administrator of the Benchmark (or such component) announcing that such administrator has ceased or will cease to provide the Benchmark (or such component), permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the Benchmark (or such component);

(2) a public statement or publication of information by the regulatory supervisor for the administrator of the Benchmark (or such component), the central bank for the currency of the Benchmark (or such component), an insolvency official with jurisdiction over the administrator for the Benchmark (or such component), a resolution authority with jurisdiction over the administrator for the Benchmark (or such component) or a court or an entity with similar insolvency or resolution authority over the administrator for the Benchmark (or such component), which states that the administrator of the Benchmark (or such component) has ceased or will cease to provide the Benchmark (or such component) permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the Benchmark (or such component); or

(3) a public statement or publication of information by the regulatory supervisor for the administrator of the Benchmark announcing that the Benchmark is no longer representative.]

“Business Day” means, with respect to the notes and the Series 202●-● ownership interest, any day other than a Saturday or Sunday or a day on which banks in the City of Toronto, Ontario or the City of New York, New York are not open for business.

[“Calculation Agent” means Royal Bank of Canada, in its capacity as calculation agent under the Swap Agreement, or any replacement calculation agent appointed under the Swap Agreement.]

[“ISDA Definitions” means the 2006 ISDA Definitions published by the International Swaps and Derivatives Association, Inc. or any successor thereto, as amended or supplemented from time to time, or any successor definitional booklet for interest rate derivatives published from time to time.]

[“ISDA Fallback Adjustment” means the spread adjustment (which may be a positive or negative value or zero) that would apply for derivatives transactions referencing the ISDA Definitions to be determined upon the occurrence of an index cessation event with respect to the Benchmark.]

[“ISDA Fallback Rate” means the rate that would apply for derivatives transactions referencing the ISDA Definitions to be effective upon the occurrence of an index cessation date with respect to the Benchmark for the applicable tenor excluding the applicable ISDA Fallback Adjustment.]

[“Observation Period” means, in respect of each Interest Period, the period from, and including, the date five U.S. Government Securities Business Days preceding the first date in such Interest Period to, but excluding, the date five U.S. Government Securities Business Days preceding the Interest Payment Date for such Interest Period.]

[“Reference Time” with respect to any determination of the Benchmark means (1) if the Benchmark is USD Compounded SOFR Index, the SOFR Index Determination Time, and (2) if the Benchmark is not USD Compounded SOFR Index, the time determined by the Calculation Agent or its designee in accordance with the Benchmark Replacement Conforming Changes.]

[“Relevant Governmental Body” means the Board of Governors of the Federal Reserve System and/or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the

Board of Governors of the Federal Reserve System and/or the Federal Reserve Bank of New York or any successor thereto.]

[“SOFR” means, with respect to any day, the secured overnight financing rate published for such day by the SOFR Administrator on the SOFR Administrator’s Website.]

[“SOFR Administrator” means the Federal Reserve Bank of New York (or a successor administrator of SOFR).]

[“SOFR Administrator’s Website” means the website of the SOFR Administrator, currently at http://www.newyorkfed.org, or any successor source.]

[“SOFR Index” means, with respect to any U.S. Government Securities Business Day.

(1)	the SOFR Index value as published by the SOFR Administrator as such index appears on the SOFR Administrator’s Website at 3:00 p.m. (New York time) on such U.S. Government Securities Business Day (the “SOFR Index Determination Time”); provided that:

(2)	if a SOFR Index value does not so appear as specified in (1) above at the SOFR Index Determination Time, then:

(i)	if a Benchmark Transition Event and its related Benchmark Replacement Date have not occurred with respect to SOFR, then “USD Compounded SOFR Index Rate” means, for the applicable Interest Period for which such index is not available, the rate of return on a daily compounded interest investment calculated in accordance with the formula for SOFR Averages, and definitions required for such formula, published on the SOFR Administrator’s Website at https://www.newyorkfed.org/markets/treasury-repo-reference-rates-information. For the purposes of this provision, references in the SOFR Averages compounding formula and related definitions to “calculation period” shall be replaced with “Observation Period” and the words “that is, 30-, 90-, or 180- calendar days” shall be removed. If the daily SOFR (“SOFRi”) does not so appear for any day “i” in the Observation Period, SOFRi for such day “i” shall be SOFR published in respect of the first preceding U.S. Government Securities Business Day for which SOFR was published on the SOFR Administrator’s Website; or

(ii)	if a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to SOFR, then the Benchmark Replacement shall replace USD Compounded SOFR Index or the then-current Benchmark for all purposes relating to the [Class A], [Class B] [and] [Class C] notes in respect of such determination on such date and all determinations on all subsequent dates.]

[“Unadjusted Benchmark Replacement” means the Benchmark Replacement excluding the Benchmark Replacement Adjustment.]

[“USD Compounded SOFR Index” means, as of any Class [A][B][C] Interest Rate Determination Day, the amount determined by the Calculation Agent in accordance with the following formula:

where:

“SOFR IndexStart” means for Interest Periods other than the initial Interest Period, the SOFR Index value on the preceding Class [A][B][C] Interest Rate Determination Day, and, for the initial Interest Period, the SOFR Index value on [●], 20[●];

“SOFR IndexEnd” means the SOFR Index value on the [Class A], [Class B] [and] [Class C] Interest Rate Determination Day relating to the applicable Interest Payment Date (i.e., the day that is five U.S. Government Securities Business Days preceding the applicable Interest Payment Date; and

“d” is the number of calendar days in the relevant Observation Period.]

“U.S. Government Securities Business Day” means any day except for a Saturday, a Sunday, or a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

Principal

It is expected that payment in full of the principal and interest on the notes will be made on the Expected Final Payment Date. No principal payments will be made to the holders of the notes until the Expected Final Payment Date or, upon the occurrence of an Amortization Commencement Day, the first Interest Payment Date thereafter. On each Interest Payment Date during an Amortization Period, holders of the notes will be paid a pro rata share of the amount deposited into the Series Distribution Account, plus amounts earned on investments on such deposits during the month on account of interest and principal, subject to prior payment or reservation for payment of certain amounts. No principal payments will be made to the holders of the Class B or Class C notes until the Expected Final Payment Date or, upon the occurrence of an Amortization Commencement Day, until the first Interest Payment Date following payment to the holders of the Class A notes of all interest and principal owing to them. No principal payments will be made to the holders of the Class C notes until the Expected Final Payment Date or, upon the occurrence of an Amortization Commencement Day, until the first Interest Payment Date following payment to the holders of the Class B notes of all interest and principal owing to them. See “Certain Features of Series 202●-● Ownership Interest and Notes — Payment Priorities”.

Credit Support for the Notes

The Class B and Class C notes will serve as credit support for the Class A notes. Repayment of the principal amounts of the Class B and Class C notes will not be made until all principal and interest owing under the Class A notes have been fully paid. The Class C notes will serve as credit support for the Class B notes. Repayment of the principal amounts of the Class C notes will not be made until all principal and interest owing under the Class B notes have been fully paid. See “Certain Features of Series 202●-● Ownership Interest and Notes — Payment Priorities”.

Seller’s Representation and Indemnity Covenant

On the Closing Date, the Seller will issue in favour of the Trust and the Indenture Trustee a representation and indemnity covenant (the “Seller’s Representation and Indemnity Covenant”) to be dated as of the Closing Date by which the Seller shall (a) represent and warrant to the Trust that all representations made in this prospectus with respect to RBC, the credit card business of RBC, the Accounts and the receivables contain no untrue statement of a material fact and do not omit to state a material fact that is required to be stated or omit to state a material fact that is necessary to be stated in order for the statement not to be misleading in the circumstances in which it was made and (b) indemnify the Trust for any costs, claims, expenses or losses arising as a result of any misrepresentation contained in respect of such information in this prospectus or as a result of a breach by the Seller of a material representation, warranty or covenant contained in the Material Contracts.

Payment Priorities

Subject to the occurrence of a Related Event of Default, all amounts (including, for greater certainty, any Counterparty Termination Payments and any net swap receipts received by the Trust under the Swap Agreement) on deposit in the Series Distribution Account then available to be distributed to the Trust in respect of the Series 202●-● ownership interest shall be applied in the following order of priority; provided, however, that payments in respect of interest (including Class A Swap Payments, Class B Swap Payments and Class C Swap Payments) shall only occur on the Interest Payment Date and payments in respect of principal (including Class A Swap Exchange Amounts, Class B Swap Exchange Amounts and Class C Swap Exchange Amounts) shall only occur on the Expected Final Payment Date (or Interest Payment Date after the occurrence of a Related Event of Default which has not been waived or remedied, as described in “Certain Features of Series 202●-● Ownership Interest and Notes - Details of the Offering– Principal”):

(a)	first, in payment or reimbursement in the following order of priority:

(A)	all amounts due, owing, accruing due or owing to the Indenture Trustee under the Trust Indenture (excluding principal and interest payable pursuant to the notes) and all amounts due, owing, accruing due or owing to the Issuer Trustee in its individual capacity under the Declaration of Trust; and

(B)	after the occurrence of a Related Event of Default, all costs, charges and expenses of the Indenture Trustee incurred in exercising any right, remedy or power granted to it under the Trust Indenture with respect to the Series 202●-● ownership interest (including the appointment of a receiver), including all outgoings properly paid by the Indenture Trustee in exercising such rights, remedies and powers, including, without limitation, the reasonable remuneration of such receiver or any agent or employee of such receiver or any agent of the Indenture Trustee;

(b)	second, toward the payment of the Class A Swap Payment which, for greater certainty, shall not include any amounts payable by the Trust under any applicable early termination under the Swap Agreement;

(c)	third, toward the payment of the Class A Swap Exchange Amount which, for greater certainty, shall not include any amounts payable by the Trust under any applicable early termination under the Swap Agreement;

(d)	[fourth, [toward the payment of the Class B Swap Payment which, for greater certainty, shall not include any amounts payable by the Trust under any applicable early termination under the Swap Agreement] [toward the payment of all interest (including interest on overdue interest) due and payable in accordance with the Class B Notes, pari passu];]

(e)	[fifth, [toward the payment of the Class B Swap Exchange Amount which, for greater certainty, shall not include any amounts payable by the Trust under any applicable early termination under the Swap Agreement] [toward the payment of all amounts due and owing under the Class B Notes in respect of principal, pari passu];]

(f)	[sixth, [toward the payment of the Class C Swap Payment which, for greater certainty, shall not include any amounts payable by the Trust under any applicable early termination under the Swap Agreement ] [toward the payment of all interest (including interest on overdue interest) due and payable in accordance with the Class C Notes, pari passu];]

(g)	[seventh, [toward the payment of the Class C Swap Exchange Amount which, for greater certainty, shall not include any amounts payable by the Trust under any applicable early termination under the Swap Agreement] [toward the payment of all amounts due and owing under the Class C Notes in respect of principal, pari passu];]

(h)	eighth, in or towards payment of amounts owing in respect of item (b) of the definition of “Additional Funding Expenses” and any expenses paid by the Administrative Agent on behalf of the Trust in respect of such items pursuant to item (c)(iv) of such definition and any amounts owing in respect of item (c)(v) of such definition (in order of priority corresponding to the order in which each appears in the definition thereof);

(i)	ninth, in or toward payment of the following related Secured Obligations in respect of the notes then owing in the following order of priority:

(A)	all other amounts properly incurred and owing by the Trust and which are solely attributable to the notes, the related Secured Obligations or the related Programme Agreements and not otherwise specified in the Series 202●-● Supplemental Indenture; and

(B)	the related proportionate share of all other amounts properly incurred and owing by the Trust which are not solely attributable to the related Secured Obligations or related Programme Agreements and not otherwise specified in the Series 202●-● Supplemental Indenture; and

(j)	tenth, the balance to the Trust.

“Programme Agreements” means, at any time, the Material Contracts, and any subordinated loan agreement, hedging agreement, credit enhancement agreement, asset interest enhancement agreement in effect at such time.

“Additional Funding Expenses” means, for or in respect of any Determination Period, without duplication, the following amounts payable by the Trust and allocable to the series ownership interest:

(a)	one twelfth of the annual distribution amount ($10,000 annually) payable to the beneficiary of the Trust for the period to the extent of the Series Allocable Percentage of such amount;

(b)	any liability of the Trust for taxes for such Determination Period, if any, reasonably attributable to the series ownership interest; and

(c)	all amounts due, owing or accruing due or owing from time to time by the Trust in respect of fees, expenses, debts, liabilities and obligations, direct or indirect, absolute or contingent, of the Trust in respect of its ownership of the series ownership interest for such Determination Period, including amounts due, owing, accruing due or owing for the period by the Trust to:

(i)	the Custodian to the extent of the Floating Allocation Percentage of the Pool Expenses to be borne by the Trust pursuant to the Pooling and Servicing Agreement;

(ii)	the Indenture Trustee under the Trust Indenture (excluding principal and interest payable pursuant to the notes issued thereunder) to the extent of the Series Allocable Percentage of such amounts;

(iii)	the Issuer Trustee in its individual capacity under the Declaration of Trust to the extent of the Series Allocable Percentage of such amounts;

(iv)	the Administrative Agent under the Administration Agreement to the extent of the Series Allocable Percentage of such amounts; and

(v)	the Swap Counterparty upon any applicable early termination under the Swap Agreement;

but shall not include Additional Funding Expenses or Funding Costs that have been paid or distributed to the Trust.

“Funding Costs” means, for any Interest Period and the related Distribution Day, the sum of:

(a)	the Class A Swap Payment,

plus

(b)	the Class B Swap Payment,

plus

(c)	the Class C Swap Payment,

minus

(d)	the amount of interest and investment earnings on amounts on deposit in the Series Distribution Account for such Interest Period;

provided, however, that for the first Interest Period, the Funding Costs shall be $●.

“Class A Swap Exchange Amount” means, for any Interim Exchange Date, the Party B Interim Exchange Amount and, on the Final Exchange Date, the Final Exchange Amount (each as defined in the Class A Swap Confirmation) payable by the Trust on such dates under the Swap Agreement.

“Class A Swap Payment” means, for any Swap Payment Date, the Party B Fixed Amount (as defined in the Class A Swap Confirmation) payable by the Trust under the Swap Agreement.

[“Class B Swap Exchange Amount” means, for any Interim Exchange Date, the Party B Interim Exchange Amount and, on the Final Exchange Date, the Final Exchange Amount (each as defined in the Class B Swap Confirmation) payable by the Trust on such dates under the Swap Agreement.]

[“Class B Swap Payment” means, for any Swap Payment Date, the Party B Fixed Amount (as defined in the Class B Swap Confirmation) payable by the Trust under the Swap Agreement.]

[“Class C Swap Exchange Amount” means, for any Interim Exchange Date, the Party B Interim Exchange Amount and, on the Final Exchange Date, the Final Exchange Amount (each as defined in the Class C Swap Confirmation) payable by the Trust on such dates under the Swap Agreement.]

[“Class C Swap Payment” means, for any Swap Payment Date, the Party B Fixed Amount (as defined in the Class C Swap Confirmation) payable by the Trust under the Swap Agreement.]

Transaction Fees and Expenses

The following table shows the amount or formula for the fees payable to the Custodian, the Indenture Trustee, the Issuer Trustee and the Servicer. The fees of these parties may be paid monthly, annually or on another schedule as agreed by the Administrative Agent and such party. To the extent these fees have not been paid by the Depositor or the Administrative Agent, they will be paid on each Distribution Day from amounts in the Series Distribution Account in the order of priority described in “Certain Features of the Series 202●-● Ownership Interest and the Notes — Payment Priority”. These fees will not change during the term of this securitization transaction.

Fee	Amount
Custodian fee	$_____ each year
Indenture Trustee fee	$_____ each year
Issuer Trustee fee	$_____ each year
Servicing Fee, if RBC is no longer Servicer	[2]% of the Invested Amount of the Series 202●-● ownership interest per year

Note Liquidation Account

The Indenture Trustee will establish or arrange for the establishment of a U.S. Dollar Eligible Deposit Account (the particulars of which are set forth in the Series 202●-● Supplemental Indenture) in the name of the Trust, which will constitute the Note Liquidation Account in respect of the notes (the “Note Liquidation Account”). The Trust will deposit or arrange for the deposit of all amounts received from the Swap Counterparty under the Swap Agreement, other than any Counterparty Termination Payment and any amounts required to be deposited to the swap collateral account established by the Trust as described in the Swap Agreement, to the Note Liquidation Account or as otherwise directed by the Indenture Trustee.

If, at any time, the Note Liquidation Account ceases to be an Eligible Deposit Account, the Indenture Trustee will establish or arrange for the establishment of a substitute Eligible Deposit Account as the Note Liquidation Account, transfer any funds and any Eligible Investments to such new Note Liquidation Account and, from the date any such substitute account is established and funds and Eligible Investments transferred, such account will be the Note Liquidation Account.

The Indenture Trustee will withdraw from the Note Liquidation Account and apply the aggregate amount on deposit in the Note Liquidation Account (a) first, on each Interest Payment Date with respect to the Class A notes toward the payment of all interest (including interest on overdue interest) due and payable in accordance with the Class A notes, pari passu, (b) second, on the Expected Final Payment Date (or Interest Payment Date after the occurrence of a Related Event of Default which has not been waived or remedied) toward the payment of all amounts due and owing under the Class A notes in respect of principal, pari passu, (c) third, on each Interest Payment Date with respect to the Class B notes toward the payment of all interest (including interest on overdue interest) due and payable in accordance with the Class B notes, pari passu; (d) fourth, on the Expected Final Payment Date (or Interest Payment Date after the occurrence of a Related Event of Default which has not been waived or remedied) toward the payment of all amounts due and owing under the Class B notes in respect of principal, pari passu; (e) fifth, on each Interest Payment

Date with respect to the Class C notes toward the payment of all interest (including interest on overdue interest) due and payable in accordance with the Class C notes, pari passu; and (f) sixth, on the Expected Final Payment Date (or Interest Payment Date after the occurrence of a Related Event of Default which has not been waived or remedied) toward the payment of all amounts due and owing under the Class C notes in respect of principal, pari passu.

Swap Agreement

Interest and principal on the receivables is paid in Canadian Dollars at a fixed rate and any interest earned on the deposit balance of the Series Distribution Account while the notes are in their Accumulation Period will be based upon a short term deposit or investment rate. The Trust, through the Series 202●-● ownership interest, will be entitled to its allocated share of this interest and principal. However, interest and principal on the Class A[, Class B] [and] [Class C] notes will be paid in U.S. Dollars [and interest on the Class A[, Class B] [and] [Class C] notes will be payable at a floating rate of interest based on the USD Compounded SOFR Index or other applicable Benchmark]. The risk of this [interest rate and] currency mismatch will be reduced by the Trust by entering into the Swap Agreement with the Swap Counterparty.

Under the Swap Agreement, on the Closing Date, the Trust will pay to the Swap Counterparty the U.S. Dollar proceeds of the notes and will receive the Canadian Dollar Equivalent of such amount, using an exchange rate determined on such date, which will be used to purchase the Series 202●-● ownership interest. On the Swap Termination Date, the Trust will receive the U.S. Dollar principal amount of the notes from the Swap Counterparty, which will be used to repay the Series 202●-● noteholders, and will pay to the Swap Counterparty the Canadian Dollar Equivalent of such amount, determined at the exchange rate used on the Closing Date. In addition, (i) under the swap transaction relating to the Class A notes, the Trust will be required to pay to the Swap Counterparty, on each Swap Payment Date, a fixed amount based on a rate of ●% of the Canadian Dollar Equivalent of the principal amount of the Class A notes, and the Swap Counterparty will be required to pay to the Trust on each such Swap Payment Date an amount equal to the interest payable, in U.S. Dollars, on the Class A notes on such Swap Payment Date, (ii) under the swap transaction relating to the Class B notes, the Trust will be required to pay to the Swap Counterparty, on each Swap Payment Date, a fixed amount based on a rate of ●% of the Canadian Dollar Equivalent of the principal amount of the Class B notes, and the Swap Counterparty will be required to pay to the Trust on each such Swap Payment Date an amount equal to the interest payable, in U.S. Dollars, on the Class B notes on such Swap Payment Date and (iii) under the swap transaction relating to the Class C notes, the Trust will be required to pay to the Swap Counterparty, on each Swap Payment Date, a fixed amount based on a rate of ●% of the Canadian Dollar Equivalent of the principal amount of the Class C notes, and the Swap Counterparty will be required to pay to the Trust on each such Swap Payment Date an amount equal to the interest payable, in U.S. Dollars, on the Class C notes on such Swap Payment Date.

In addition, on each Swap Payment Date after an Amortization Commencement Day in respect of the Series 202●-● ownership interest, (i) the Trust will receive from the Swap Counterparty the lesser of the outstanding principal amount of the Class A notes on that Swap Payment Date and the U.S. Dollar equivalent of the amount available at clause (c) of the priority of payments in “Certain Features of Series 202●-● Ownership Interest and Notes — Payment Priorities”, which will be used to repay the holders of the Class A notes, and the Trust will pay to the Swap Counterparty the Canadian Dollar equivalent of such amount, in each case, determined at the exchange rate used on the Closing Date, (ii) the Trust will receive from the Swap Counterparty the lesser of the outstanding principal amount of the Class B notes on that Swap Payment Date and the U.S. Dollar equivalent of the amount available at clause (e) of the priority of payments in “Certain Features of Series 202●-● Ownership Interest and Notes — Payment Priorities”, which will be used to repay the holders of the Class B notes, and the Trust will pay to the Swap Counterparty the Canadian Dollar equivalent of such amount, in each case, determined at the exchange rate used on the Closing Date and (iii) the Trust will receive from the Swap Counterparty the lesser of the outstanding principal amount of the Class C notes on that Swap Payment Date and the U.S. Dollar equivalent of the amount available at clause (g) of the priority of payments in “Certain Features of Series 202●-● Ownership Interest and Notes — Payment Priorities”, which will be used to repay the holders of the Class C notes, and the Trust will pay to the Swap Counterparty the Canadian Dollar equivalent of such amount, in each case, determined at the exchange rate used on the Closing Date.

Downgrade Triggers

[Fitch. If the Swap Counterparty no longer has a short-term rating from Fitch of “F1”, and its derivative counterparty rating, if one is assigned by Fitch, and if not, its long-term issuer default rating is no longer “A” or above (such ratings, the “Fitch Ratings”), the Swap Counterparty will, within 14 calendar days of such occurrence, provide, or arrange for the provision of, credit support in form and substance satisfactory to Fitch, and, within 60 calendar days, may (i) transfer all of its interest and obligations in and under the Swap Agreement to an eligible replacement which has debt ratings at least equal to the Fitch Second Ratings Requirement, or (ii) obtain a guarantee in form and substance satisfactory to Fitch in respect of its obligations under the Swap Agreement, provided that the guarantor of such guarantee has debt ratings at least equal to the Fitch Second Ratings Requirement (defined below).

If the Swap Counterparty no longer has a short-term rating from Fitch of “F3” and its derivative counterparty rating, if one is assigned by Fitch, and if not, its long-term issuer default rating is no longer “BBB-” or above (such ratings, the “Fitch Second Ratings Requirement”) the Swap Counterparty will, within 14 calendar days of such occurrence, provide, or arrange for the provision of, credit support in form and substance satisfactory to Fitch, and, within 60 calendar days of such occurrence, (i) transfer all of its interest and obligations in and under the Swap Agreement to an eligible replacement which has debt ratings at least equal to the Fitch Second Ratings Requirement, or (ii) obtain a guarantee in form and substance satisfactory to Fitch in respect of its obligations under the Swap Agreement, provided that the guarantor of such guarantee has debt ratings at least equal to the Fitch Second Ratings Requirement.

Upon failure of the Swap Counterparty to provide such credit support, procure such a guarantee or transfer all of its interest and obligations in and under the Swap Agreement to such a replacement swap counterparty, in each case as required under the Swap Agreement, the Trust may terminate the Swap Agreement and arrange for the negotiation and execution of a replacement Swap Agreement.]

[Moody’s. If the Swap Counterparty no longer has a Moody’s counterparty risk assessment rating of “A2” or above, or if the Swap Counterparty is not the subject of Moody’s counterparty risk assessment rating, if it no longer has a long-term unsecured debt rating from Moody’s of “A2” or above, the Swap Counterparty will, within 30 local business days of such occurrence, provide, or arrange for the provision of, credit support in form and substance satisfactory to Moody’s. Instead of transferring credit support the Swap Counterparty may (x) transfer all of its interest and obligations in and under the Swap Agreement to an eligible replacement which has ratings at least equal to the Moody’s Second Ratings Requirement (defined below), or (y) obtain a guarantee in form and substance satisfactory to Moody’s in respect of its obligations under the Swap Agreement, provided that the guarantor of such guarantee has ratings at least equal to the Moody’s Second Ratings Requirement (defined below).

If the Swap Counterparty no longer has a Moody’s counterparty risk assessment rating of “A3” or above, or if the Swap Counterparty is not the subject of Moody’s counterparty risk assessment rating, if it no longer has a long-term unsecured debt rating from Moody’s of “A3” or above (such ratings, the “Moody’s Second Ratings Requirement”) the Swap Counterparty will (i) within 30 local business days of such occurrence, provide, or arrange for the provision of, credit support in form and substance satisfactory to Moody’s, and (ii) as soon as reasonably practicable (x) transfer all of its interest and obligations in and under the Swap Agreement to an eligible replacement which has ratings at least equal to the Moody’s Second Ratings Requirement, or (y) obtain a guarantee in form and substance satisfactory to Moody’s in respect of its obligations under the Swap Agreement, provided that the guarantor of such guarantee has ratings at least equal to the Moody’s Second Ratings Requirement.]

[DBRS. If the Swap Counterparty has both its short-term unsecured debt rating downgraded below “R-1 (low)” by DBRS and its long-term unsecured debt rating downgraded below “A” by DBRS (such ratings, the “DBRS Ratings”), the Swap Counterparty will, within 30 days of such occurrence, (i) provide, or arrange for the provision of, credit support that satisfies the Rating Agency Condition in respect of DBRS, or (ii ) transfer all of its interest and obligations in and under the Swap Agreement to an eligible replacement which has debt ratings at least equal to at least one of the DBRS Ratings, or obtain a guarantee in respect of its obligations under the Swap Agreement, provided that the guarantor of such guarantee has debt ratings at least equal to at least one of the DBRS Ratings, or (iii) take such other action as agreed between the Trust and the Swap Counterparty, subject to satisfaction of the Rating Agency Condition in respect of DBRS.

If the Swap Counterparty has both its short-term unsecured debt rating downgraded below “R-2 (middle)” by DBRS and its long-term unsecured debt rating downgraded below “BBB” by DBRS, the Swap Counterparty will within 30 days of such occurrence, (i) provide, or arrange for the provision of, additional credit support that satisfies the Rating Agency Condition in respect of DBRS, or (ii) transfer all of its interest and obligations in and under the Swap Agreement to an eligible replacement which has debt ratings at least equal to one of the DBRS Ratings, or (iii) take such other action as agreed between the Trust and the Swap Counterparty, subject to satisfaction of the Rating Agency Condition in respect of DBRS.]

Termination Rights

Either party has the right to terminate the Swap Agreement before the Swap Termination Date upon a failure to pay by the other party, the bankruptcy of the other party, or a Merger Without Assumption (as defined in the Swap Agreement) by the other party except that the Swap Counterparty does not have the right to terminate upon a failure to pay by the Trust if such failure occurs as a result of the assets of the Trust being insufficient to make the related payment in full. Upon the occurrence of an Illegality, Tax Event and Tax Event Upon Merger, as such terms are defined in the Swap Agreement, the party that is not the affected party, if there is only one affected party, or either party, if both parties are affected by such events, has the right to terminate the Swap Agreement before the Swap Termination Date. In addition, the Trust has the right to terminate the Swap Agreement before the Swap Termination Date upon the occurrence of certain downgrade triggers if the Swap Counterparty fails to take certain actions as described above under “Downgrade Triggers”. Upon any such termination by a party, such party will obtain quotations in accordance with the procedures set forth in the Swap Agreement from financial institutions selected by such party to quantify the cost or benefit to the Trust in replacing the Swap Agreement with a similar agreement with an alternative counterparty on substantially the same terms as the terminated Swap Agreement. Any amounts payable to the Trust upon any applicable early termination under the Swap Agreement (a “Counterparty Termination Payment”) shall be used by the Trust to replace the Swap Agreement and shall thereafter be deposited immediately into the Related Series Distribution Account for application as specified under “Certain Features of Series 202●-● Ownership Interest and Notes — Payment Priorities”.

“Swap Payment Date” means each “Payment Date” as defined under the Swap Agreement.

“Swap Termination Date” means the earlier of (a) the date on which the aggregate principal amount outstanding of the notes, after giving effect to any repayment of principal on such day, has been paid in full, and (b) the Prescription Date.

The Swap Counterparty

[Royal Bank of Canada][Name of any provider of derivatives][, together with information regarding such provider pursuant to Items 1115 and 1119(a)(5) of Regulation AB.]

Book-Entry Registration

Except as set forth below, the offered notes will each be issued in registered, global form in minimum denominations of U.S.$1,000 and integral multiples of U.S.$1,000. Offered notes will be issued at the closing of this offering only against payment in immediately available funds.

Each of the offered notes initially will be represented by one or more notes in registered, global form without interest coupons, or “book-entry notes”. The book-entry notes will be deposited upon issuance with The Depository Trust Company, or “DTC,” in New York, New York, or with the Indenture Trustee as custodian for DTC, and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant in DTC as described below.

Except as set forth below, the book-entry notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the book-entry notes may not be exchanged for notes in certificated form except in the limited circumstances described below. See “―Exchange of Book-Entry Notes for Definitive Notes”. Except in the limited circumstances described below, owners of beneficial interests in the book-entry notes will not be entitled to receive physical delivery of notes in certificated form.

Transfers of beneficial interests in the book-entry notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants, which may change from time to time.

Depository Procedures

The following description of the operations and procedures of DTC, is provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. The Trust takes no responsibility for these operations and procedures and urges investors to contact the system or their participants directly to discuss these matters.

DTC has advised the Trust that DTC is a limited-purpose trust company created to hold securities for its participating organizations, or “participants,” and to facilitate the clearance and settlement of transactions in those securities between participants through electronic book-entry changes in accounts of its participants. The participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly, “indirect participants.” Persons who are not participants may beneficially own securities held by or on behalf of DTC only through the participants or the indirect participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the participants and indirect participants.

DTC has also advised us that, pursuant to procedures established by it:

(1)           upon deposit of the book-entry notes, DTC will credit the accounts of participants designated by the Underwriters with portions of the principal amount of the book-entry notes; and

(2)           ownership of these interests in the book-entry notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the participants) or by the participants and the indirect participants (with respect to other owners of beneficial interests in the book-entry notes).

Investors in the book-entry notes who are participants in DTC’s system may hold their interests therein directly through DTC. Investors in the book-entry notes who are not participants may hold their interests therein indirectly through organizations which are participants in such system. All interests in a book-entry note may be subject to the procedures and requirements of DTC. The laws of some states require that certain Persons take physical delivery in definitive form of security interests that they own. Consequently, the ability to transfer beneficial interests in a book-entry note to such Persons will be limited to that extent. Because DTC can act only on behalf of participants, which in turn act on behalf of indirect participants, the ability of a Person having beneficial interests in a book-entry note to pledge such interests to Persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

Except as described below, owners of a beneficial interest in the book-entry notes will not have notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or “holders” thereof under the Series 202●-● Supplemental Indenture or Trust Indenture for any purpose.

Payments in respect of the principal of and interest on a book-entry note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered holder under the Trust Indenture. Under the terms of the Series 202●-● Supplemental Indenture or Trust Indenture, the Trust and the Indenture Trustee will treat the persons in whose names the notes, including the book-entry notes, are registered as the owners of the notes for the purpose of receiving payments and for all other purposes. Consequently, neither the Trust, the Administrative Agent, the Indenture Trustee nor any other agent of the Trust or the Indenture Trustee has or will have any responsibility or liability for:

(1)           any aspect of DTC’s records or any participant’s or indirect participant’s records relating to or payments made on account of beneficial ownership interests in the book-entry notes or for maintaining, supervising or reviewing any of DTC’s records or any participant’s or indirect participant’s records relating to the beneficial ownership interests in the book-entry notes; or

(2)           any other matter relating to the actions and practices of DTC or any of its participants or indirect participants.

DTC has advised the Trust that its current practice, upon receipt of any payment in respect of securities such as the notes (including principal and interest), is to credit the accounts of the relevant participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on such payment date. Each relevant participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the participants and the indirect participants to the beneficial owners of notes will be governed by standing instructions and customary practices and will be the responsibility of the participants or the indirect participants and will not be the responsibility of DTC, the Indenture Trustee, the Administrative Agent or the Trust. Neither the Trust, the Administrative Agent nor the Indenture Trustee will be liable for any delay by DTC or any of its participants in identifying the beneficial owners of the notes, and the Trust, the Administrative Agent and the Indenture Trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Transfers between participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds.

DTC has advised the Trust that it will take any action permitted to be taken by a holder of notes only at the direction of one or more participants to whose account DTC has credited the interests in the book-entry notes and only in respect of such portion of the aggregate principal amount of the notes as to which such participant or participants has or have given such direction. However, if there is a Related Event of Default under the notes, DTC reserves the right to exchange the book-entry notes for legended notes in certificated form, and to distribute such notes to its participants.

Although DTC has agreed to the foregoing procedures to facilitate transfers of interests in the book-entry notes among participants in DTC, DTC is under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. Neither the Trust, the Administrative Agent nor the Indenture Trustee nor any of their respective agents will have any responsibility for the performance by DTC, or the participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Book-Entry Notes for Definitive Notes

A book-entry note is exchangeable for definitive notes in registered certificated form, or “definitive notes,” if:

(1)           DTC (a) notifies the Trust that it is unwilling or unable to continue as depository for the book-entry notes and the Trust fails to appoint a successor depository or (b) has ceased to be a clearing agency registered under the Exchange Act;

(2)           the Trust, at its option, notifies the Indenture Trustee in writing that it elects to cause the issuance of the definitive notes; or

(3)           there has occurred and is continuing a Related Event of Default with respect to the notes.

In addition, beneficial interests in a book-entry note may be exchanged for definitive notes upon prior written notice given to the Indenture Trustee by or on behalf of DTC in accordance with the Series 202●-● Supplemental Indenture and the Trust Indenture. In all cases, definitive notes delivered in exchange for any book-entry note or beneficial interests in book-entry notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of DTC (in accordance with its customary procedures).

Same Day Settlement and Payment

The Trust will make or arrange for payments in respect of the notes represented by the book-entry notes (including principal and interest) by wire transfer of immediately available funds to the accounts specified by the registered holders of the book-entry notes. The Trust will make or arrange for all payments of principal and interest with respect to definitive notes by wire transfer of immediately available funds to the accounts specified by the holders of the definitive notes or, if no such account is specified, by mailing a check to each such holder’s registered address.

Requirements for SEC Shelf Registration

The SEC has adopted certain transaction requirements that we must satisfy in connection with each offering of notes (referred to as a “takedown”) from a shelf registration statement, including the offering of the notes. These new transaction requirements include:

●	a requirement to file a certification by the chief executive officer (“CEO”) of the Depositor at the time of each such takedown concerning the disclosure contained in the related prospectus and the structure of the securitization; and

●	a requirement that the underlying transaction agreements relating to each such takedown include certain provisions that are intended to help investors enforce repurchase obligations contained in those agreements, as follows:

○	a provision requiring the appointment of an Asset Representations Reviewer to review certain receivables in the Accounts for compliance with representations and warranties about those receivables once a specified level of delinquencies and specified investor action has occurred;

○	a provision requiring specified dispute resolution procedures to address a repurchase request that remains unresolved more than 180 days after the request was made pursuant to the terms of the underlying transaction agreements; and

○	a provision to provide for the reporting of requests by investors in the notes to communicate with other investors in the notes in connection with the exercise of their rights under the terms of the notes.

In connection with these requirements for shelf registration, the Depositor confirms that it has reasonable grounds to believe that it met the registrant requirements set forth in General Instruction I.A.1 to Form SF-3, as in effect on the shelf eligibility determination date, as of such date. The term “shelf eligibility determination date” refers to either (i) the initial filing date of the Form SF-3 shelf registration statement of which this prospectus forms a part, or (ii) the ninetieth day after the end of the Depositor’s most recent fiscal year, whichever is the most recent to have occurred prior to the date of this prospectus.

CEO Certification

The Depositor, on behalf of the Trust, will file the CEO certification relating to the offering of the notes with the SEC under cover of Form 8-K on or before the date that the final prospectus is required to be filed, which is no later than the second business day following the date the final prospectus is first used. The certification is an expression of the CEO’s current belief only and is not a guarantee of the future performance of the receivables in the Accounts or the notes. Future developments, including developments relating to the risks and uncertainties disclosed in this prospectus, could adversely affect the performance of the receivables and the notes and could cause the CEO’s views on the matters addressed in the certification to change. The certification should not be construed as in any way mitigating or discounting those risks and uncertainties through the structuring of the securitization or otherwise. We undertake no obligation to update you if, as a result of facts or events arising after the date of this prospectus, the CEO’s views on the matters addressed in the certification were to change.

Asset Representations Review

General

In the Pooling and Servicing Agreement, the Seller makes representations and warranties concerning the receivables included in the Accounts Assets, which have been transferred and assigned to the Indenture Trustee, including the rights to enforce the representations and warranties made by the Seller. See “Operations of the Trust – The Assignment and Transfer of Account Assets – Mandatory Purchase of Account Assets”.

Clayton Fixed Income Services LLC, a Delaware limited liability company, has been appointed as the Asset Representations Reviewer under the Asset Representations Review Agreement. See “Transaction Parties —Asset Representations Reviewer” for a description of Clayton Fixed Income Services LLC. Under the terms of the Asset Representations Review Agreement, in certain limited situations described below, the Asset Representations Reviewer is responsible for reviewing certain receivables and the related Accounts, for compliance with representations and warranties concerning those receivables made in the Pooling and Servicing Agreement that, if breached, could give rise to an obligation to accept repurchase or reassignment of some or all of the receivables in the Accounts.

A review would be required upon the occurrence of both of the following trigger events:

first, the average for any [three consecutive calendar months] of the delinquency rates for receivables in the Accounts that are 60 or more days delinquent, measured as of the end of the related monthly periods, equals or exceeds the delinquency trigger rate, as that rate may be reviewed and adjusted from time to time as described under “—Delinquency Trigger” below (and subject to the additional requirements and conditions described under “—Delinquency Trigger” below); and

second, if that delinquency trigger has occurred, then the Asset Representations Reviewer is directed by vote of the noteholders to perform a review, as follows (and subject to the additional requirements and conditions described under “—Voting Trigger” below):

○	within 90 days following the date on which the Trust reports in its Monthly Noteholder’s Report on Form 10-D that the delinquency trigger has occurred, noteholders holding at least 5% of the aggregate unpaid principal amount of the notes outstanding submit a written petition to the Depositor and the Indenture Trustee directing that a vote be taken on whether to initiate a review; and

○	if the requisite percentage of noteholders direct within the prescribed 90-day petition period that a vote be taken, then the Indenture Trustee will be required to conduct a solicitation of votes in accordance with the voting procedures described below and, in a vote in which an asset review quorum participates, noteholders holding more than 50% of the aggregate unpaid principal amount of the notes casting a vote must direct that a review be undertaken.

Delinquency Trigger

For purposes of the delinquency trigger described above, the delinquency rate for any calendar month will be calculated as the ratio (expressed as a percentage) of the aggregate dollar amount of receivables in the Accounts that are 60 or more days delinquent to the aggregate dollar amount of all of the receivables in the Accounts, measured as of the end of the related monthly period. For purposes of this delinquency rate calculation, the aggregate dollar amount of receivables in the Accounts that are 60 or more days delinquent does not include receivables that are charged off as uncollectible.

In determining the delinquency trigger, including the delinquency trigger rate, we sought to identify a circumstance when rising delinquencies might begin to cause a reasonable investor concern that the receivables comprising the Accounts might not have complied with the representations and warranties concerning those receivables made in the Pooling and Servicing Agreement.

We determined to use the delinquency rate for receivables that are 60 or more days delinquent because it is a relatively stable metric by which to measure nonperforming assets at different points in time. We determined to use [a monthly][a rolling three-month] average of that delinquency rate because it is a measure of nonperforming assets over a period of time and is, therefore, a better measure of the significance of that nonperformance than is a measure of nonperforming assets at any particular point in time.

The “delinquency trigger rate” will initially equal [8.00]%, which percentage will be reviewed and may be adjusted as described further below. In determining the delinquency trigger rate, we considered two primary factors: (i) the historical peak delinquency rate for receivables in the Accounts that are 60 or more days delinquent and (ii) the history of repurchase demands for receivables in the Accounts where the breach of a representation or warranty had been asserted. Since January 2005, the historical peak delinquency rate for receivables in the Accounts that are 60 or more days delinquent was [1.80]%. During that same period, neither the Indenture Trustee nor any noteholder has made a repurchase demand or asserted a breach of a representation or warranty concerning the receivables. We believe that delinquency rates that do not exceed the historical peak rate by a reasonable margin are far less likely to bear either a causal or a correlative relationship to any putative or actual breaches of representations and warranties concerning delinquent receivables, particularly in the case of the Trust, where no repurchase demand has ever been made nor breach of a representation or warranty been asserted. Based on these considerations and as specified above, we set the initial delinquency trigger rate at [8.00]%, determined by multiplying the historical peak rate of [1.80]% by a factor of [4.20], which we believe to be an appropriate multiple for a securitization platform that was established more than [17] years ago and with no history of repurchase demands.

The delinquency trigger rate will be reviewed and may be adjusted upon the occurrence of any of the following events:

(i)	the filing of a registration statement with the SEC relating to any notes to be offered and sold from time to time by the Depositor, on behalf of the Trust; and

(ii)	a change in law or regulation (including any new or revised interpretation of an existing law or regulation) that, in the Depositor’s judgment, could reasonably be expected to have a material effect on the delinquency rate for cardholder payments on the credit card accounts comprising the Accounts or the manner by which delinquencies are defined or determined;

provided, however, that, for so long as a delinquency trigger has occurred and is continuing, a review of the delinquency trigger rate that would otherwise be required as specified above will be delayed until the date on which the Trust first reports in its Monthly Noteholder’s Report on Form 10-D that the delinquency trigger is no longer continuing.

In the case of a review undertaken upon the occurrence of an event described in clause (i) above, we may increase or decrease the delinquency trigger rate by any amount we reasonably determine to be appropriate based on the composition of the Accounts at the time of the review. In the case of a review undertaken upon the occurrence of an event described in clause (ii) above, we may increase or decrease the delinquency trigger rate by any amount we reasonably determine to be appropriate as a result of the related change in law or regulation. Any adjustment to the delinquency trigger rate will be disclosed in the Trust’s Monthly Noteholder’s Report on Form 10-D for the distribution period in which the adjustment occurs, which report will include a description of how the adjusted delinquency trigger rate was determined to be appropriate.

Voting Trigger

For purposes of the voting trigger described above, in determining whether the requisite percentage of noteholders have given any direction, notice, or consent, any notes owned by the Trust, RBC, the Servicer, the Depositor, any other holder of the Retained Interest, the Asset Representations Reviewer, or any of their respective affiliates will be disregarded and deemed not to be outstanding, except that, in determining whether the Indenture Trustee shall be protected in relying upon any such direction, notice, or consent, only notes that the Indenture Trustee knows to be so owned shall be so disregarded. Notes so owned that have been pledged in good faith will not be disregarded and may be regarded as outstanding if the pledgee establishes to the Indenture Trustee’s satisfaction the pledgee’s right so to act with respect to such notes and that the pledgee is not the Trust, RBC, the Servicer, the Depositor, any other holder of the Retained Interest, the Asset Representations Reviewer, or any of their respective affiliates.

If the requisite percentage of noteholders direct that a vote be taken on whether to initiate a review, then the Indenture Trustee will be required (i) to promptly provide written notice of such direction to all noteholders by delivering notice of such direction to noteholders at their addresses appearing on the note register, and (ii) to conduct a solicitation of votes of noteholders to initiate a review, which solicitation of votes must occur within 90 days of the delivery of such notice by the Indenture Trustee. If a vote in which an asset review quorum participates occurs within the 90-day period and noteholders holding more than 50% of the aggregate unpaid principal amount of notes casting a vote direct that a review be undertaken, then the Indenture Trustee will be required to promptly provide written notice to the Depositor, the Servicer, RBC, and noteholders in the same manner as described above and a review will commence as described below. In connection with the solicitation of votes to authorize an asset review as described above, an “asset review quorum” means noteholders evidencing at least 5% of the aggregate unpaid principal amount of notes outstanding.

The voting procedures relating to the voting trigger described above are subject to the following additional conditions:

First, as described above, once the delinquency trigger has occurred, a vote will be taken on whether to initiate a review only if the requisite percentage of noteholders direct within the prescribed 90-day petition period that a vote be taken. For so long as the delinquency trigger has occurred and is continuing, a new 90-day petition period will commence each month, beginning on the date on which the Trust reports in the related Monthly Noteholder’s Report on Form 10-D that the delinquency trigger is continuing.

Second, subject to the additional requirements and conditions described in this section, if a petition to direct that a vote be taken, a vote itself, or an Asset Representations Review is underway, noteholders may not initiate another petition, vote, or review unless and until the prior petition, vote, or review is completed. For this purpose —

●	a petition will be considered completed only (i) if the petition does not result in a vote, (ii) if a vote occurs, such vote does not result in a review, or (iii) if a review occurs, at such time as a summary of the Asset Representations Reviewer’s final report setting out the findings of its review is included in the Trust’s Monthly Noteholder’s Report on Form 10-D, as described under “Asset Review” below;

●	a vote will be considered completed only (i) if the vote does not result in a review or (ii) if a review occurs, at such time as a summary of the Asset Representations Reviewer’s final report setting out the findings of its review is included in the Trust’s Monthly Noteholder’s Report on Form 10-D, as described under “Asset Review” below; and

●	a review will be considered completed only at such time as a summary of the Asset Representations Reviewer’s final report setting out the findings of its review is included in the Trust’s Monthly Noteholder’s Report on Form 10-D, as described under “Asset Review” below.

Asset Review

Once both triggers have occurred (i.e., the delinquency trigger rate has been reached or exceeded and the Indenture Trustee has notified the Servicer that noteholders have voted to conduct a review in accordance with the procedures described above), the Servicer will be required to promptly provide written notice (a “review notice”) to the Asset Representations Reviewer and, within 20 days after providing such notice, the Servicer will deliver to the Asset Representations Reviewer a current list that identifies each Account with receivables that are 60 or more days delinquent, as reported in the Trust’s most recent Monthly Noteholder’s Report on Form 10-D, together with each Account’s receivables balance. The Asset Representations Reviewer will then conduct a review of those Accounts and the receivables arising in those Accounts (“review Accounts” and “review receivables,” respectively) in accordance with the process described below. The objective of the Asset Representations Review process is to enable the Asset Representations Reviewer to independently identify noncompliance with a representation or warranty concerning the review receivables.

The Asset Representations Review Agreement provides that, in connection with any review, the Servicer will grant the Asset Representations Reviewer access to documents, data, and other information (“review materials”) related to the performance of its review of the review Accounts and review receivables electronically or at one of its offices in the U.S. within 60 days after the Servicer provides a review notice. If the Servicer provides access to review materials at one of its offices in the U.S., such access will be afforded without charge but only (i) upon reasonable notice, (ii) during normal business hours, (iii) subject to the Servicer’s normal security and confidentiality procedures and (iv) at offices designated by the Servicer. Upon obtaining access to the review materials, the Asset Representations Reviewer will review them to determine if any materials are missing or incomplete and, as a result, are insufficient for the Asset Representations Reviewer to perform any procedure related to the performance of its review (each, a “testing procedure” or “test”). If the Asset Representations Reviewer determines that any review materials are missing or incomplete, it will notify the Servicer promptly, and in any event no more than 20 days after obtaining access to the review materials. The Servicer will then have 30 days to provide the Asset Representations Reviewer access to the missing or incomplete materials. If access to the missing or incomplete materials has not been provided by the Servicer within that 30-day period, the related review will be considered incomplete.

The Asset Representations Reviewer will conduct its review based on information contained in the review materials and other generally available information. Therefore, the Asset Representations Reviewer’s ability to determine if review receivables have failed to comply with a representation or warranty will depend on whether the review materials for those review receivables or the related review Accounts provide a sufficient basis for that conclusion. Neither noteholders nor the Indenture Trustee will be able to change the scope of the testing procedures or any review using the testing procedures, or to contest any finding or determination by the Asset Representations Reviewer.

Upon receiving access to the review materials, the Asset Representations Reviewer will start its review of the review Accounts and review receivables and complete its review within 90 days after receiving access to substantially all of the review materials, or such longer period of time (not to exceed an additional 30 days) as the Servicer, the Asset Representations Reviewer and the other parties to the Asset Representations Review Agreement may agree. If the Asset Representations Reviewer determines that any review materials are missing or incomplete and the Servicer provides the Asset Representations Reviewer with access to the missing or incomplete materials as described above, the review period will be extended for an additional 30 days beyond the period described immediately above.

The review will consist of performing specific tests for each representation and warranty and determining whether each test was passed or failed. If any review receivable or review Account was included in a prior review, the Asset Representations Reviewer will not perform any tests on it, but will include the results of the previous tests in the review report for the current review. If the Servicer notifies the Asset Representations Reviewer that the review receivables with respect to any review Account have been paid in full or repurchased from the pool before the review report is delivered, the Asset Representations Reviewer will terminate the tests of those review receivables and related review Accounts and the review of those review receivables and related review Accounts will be considered complete. If a review is in process and the unpaid principal balance of all notes will be reduced to zero on the next Distribution Day, the Servicer will notify the Asset Representations Reviewer no less than 10 days before that Distribution Day. On receipt of that notice, the Asset Representations Reviewer will terminate the review immediately and will not be obligated to deliver a review report.

The review tests were designed to determine whether the review receivables were not in compliance with the representations and warranties made about them in the Pooling and Servicing Agreement. There may be multiple tests for each representation and warranty. The review is not designed to determine why the obligor is delinquent or the creditworthiness of the obligor. The review is not designed to determine whether the receivables were serviced in compliance with the Pooling and Servicing Agreement. The review is not designed to establish cause, materiality or recourse for any failed test. The review is not designed to determine whether RBC’s origination, underwriting, and servicing policies and procedures are adequate, reasonable or prudent. The Asset Representations Reviewer is not responsible for determining whether any finding of noncompliance with these representations and warranties constitutes a breach of any contractual provision of the Pooling and Servicing Agreement or if any receivable is required to be repurchased.

Within ten days following the completion of its review, the Asset Representations Reviewer will provide the Servicer with a preliminary report setting out each preliminary test result for the review Accounts and review receivables. The Servicer will provide the preliminary report to the Depositor and RBC within two business days of receipt of the report. If, within 30 days of the date that the Depositor and RBC receive the preliminary report, the Servicer receives supplemental review materials to potentially refute any finding in the preliminary report, the Servicer will within two business days of its receipt make such supplemental review materials available to the Asset Representations Reviewer. If supplemental review materials are made available to the Asset Representations Reviewer, the review period will be re-opened and the Asset Representations Reviewer will complete its review on the basis of such supplemental review materials within 30 days of receiving access to those supplemental review materials, or such longer period of time (not to exceed an additional 15 days) as the Servicer, the Asset Representations Reviewer and the other parties to the Asset Representations Review Agreement may agree. The Asset Representations Reviewer will then consider such supplemental review materials and, within ten days following completion of its re-opened review, either confirm or revise its preliminary report and provide the Servicer and the Indenture Trustee with a final report setting out each final test result for the review Accounts and review receivables, redacted to protect personally identifiable information in any form relating to obligors, as determined by the Asset Representations Reviewer with the concurrence of the Servicer.

If, within 40 days after the date that the Asset Representations Reviewer provided its preliminary report to the Servicer, the Servicer has not made available to the Asset Representations Reviewer supplemental review materials to potentially refute a finding in the preliminary report, then within ten days following such 40th day, the Asset Representations Reviewer will make its final report (which will be based on the findings set forth in the preliminary report) available to the Indenture Trustee and the Servicer, redacted to protect personally identifiable information in any form relating to obligors, as determined by the Asset Representations Reviewer with the concurrence of the Servicer. The Servicer will provide the final report to the Depositor and RBC within two business days of receipt of the report.

A summary of the Asset Representations Reviewer’s final report will also be included in the Trust’s Monthly Noteholder’s Report on Form 10-D for the distribution period in which the final report is provided to the Indenture Trustee and the Servicer.

Following its receipt of the Asset Representations Reviewer’s final report, the Depositor will investigate any findings of noncompliance contained in the report and make a determination regarding whether any such noncompliance constitutes a breach of any contractual provision of any transaction agreement. If the Depositor determines that a breach has occurred, it will provide notice to RBC and the Indenture Trustee. See “Operations of the Trust – The Assignment and Transfer of Account Assets – Mandatory Purchase of Account Assets” for a discussion of the obligations of the Seller, and the rights of the Indenture Trustee and noteholders, if the Seller breaches certain representations and warranties concerning the receivables made in the Pooling and Servicing Agreement.

Limitation on Liability; Indemnification

The Asset Representations Reviewer will not be liable for any action taken, or not taken, in good faith under the Asset Representations Review Agreement or for errors in judgment, but will be liable for its willful misconduct, bad faith or negligence in performing its obligations under the Asset Representations Review Agreement. The Asset Representations Reviewer will not be liable for any errors in any review materials relied on by it to perform a review or for the noncompliance with, or breach of, any representation or warranty made about the receivables. The Servicer will indemnify the Asset Representations Reviewer for any loss, liability or expense resulting from the Asset Representations Reviewer’s performance of its obligations under the Asset Representations Review Agreement unless resulting from the willful misconduct, bad faith or negligence of the Asset Representations Reviewer or the breach of representations made by the Asset Representations Reviewer in the Asset Representations Review Agreement.

Eligibility of Asset Representations Reviewer

The Asset Representations Review Agreement provides that the Asset Representations Reviewer must be an “eligible” Asset Representations Reviewer, meaning that it may not be (i) affiliated with RBC, the Depositor, the Servicer, the Indenture Trustee or the Issuer Trustee, or any of their respective affiliates, or (ii) the same party (or an affiliate of any party) hired by RBC, the Depositor, or any underwriter of the investor certificates or notes to perform due diligence work on the pool assets in connection with the closing for an issuance of notes.

Resignation and Removal of the Asset Representations Reviewer

The Asset Representations Reviewer may not resign, except:

(a)       upon a determination that (i) the performance of its duties under the Asset Representats Review Agreement is no longer permissible under applicable law and (ii) there is no reasonable action which the Asset Representations Reviewer could take to make the performance of its duties thereunder permissible under applicable law;

(b)       on or after the fifth anniversary of the Asset Representations Reviewer’s engagement date ([__]), upon one year’s written notice (or such shorter notice period as the parties to the Asset Representations Review agreement may agree) from the Asset Representations Reviewer to the Servicer, RBC, the Depositor and the Indenture Trustee; or

(c)       upon a failure by the Servicer to pay any material amount due to the Asset Representations Reviewer under the Asset Representations Review Agreement when such amount becomes due and payable, and continuance of that non-payment for a period of 60 days following the date on which that amount became due and payable.

The Servicer may or, in the case of clause (i) below, shall remove the Asset Representations Reviewer by delivery of a written instrument to that effect if the Asset Representations Reviewer:

(i)        ceases to be an eligible Asset Representations Reviewer;

(ii)       fails duly to observe or perform in any material respect any of its covenants or agreements set forth in the Asset Representations Review Agreement; or

(iii)       becomes insolvent.

The Servicer may also remove the Asset Representations Reviewer by delivery of a written instrument to that effect on or after the fifth anniversary of the Asset Representations Reviewer’s engagement date, upon 60 days’ written notice (or such shorter notice period as the parties to the Asset Representations Review Agreement may agree) from the Servicer to the Asset Representations Reviewer, RBC, the Depositor and the Indenture Trustee.

Upon the resignation or removal of the Asset Representations Reviewer, the Servicer will use commercially reasonable efforts to appoint a successor Asset Representations Reviewer, who must be an eligible Asset Representations Reviewer. If a successor Asset Representations Reviewer has not been appointed within 60 days after the giving of written notice of such resignation or the delivery of the written instrument with respect to such removal, the Asset Representations Reviewer or the Servicer may apply to any court of competent jurisdiction to appoint a successor Asset Representations Reviewer to act until such time, if any, as a successor Asset Representations Reviewer has been appointed by the Servicer as otherwise provided in the Asset Representations Review Agreement. Any successor Asset Representations Reviewer appointed by such court will immediately and without further act be superseded by any successor Asset Representations Reviewer appointed by the Servicer. No resignation or removal of the Asset Representations Reviewer will be effective until a successor Asset Representations Reviewer who is an eligible Asset Representations Reviewer is in place.

Any person into which, in accordance with the Asset Representations Review Agreement, the Asset Representations Reviewer may be merged or consolidated, any person resulting from any merger or consolidation to which the Asset Representations Reviewer is a party, or any person succeeding to the business of the Asset Representations Reviewer, upon:

(1)       execution of a supplement to the Asset Representations Review Agreement;

(2)       delivery of an officer’s certificate of the Asset Representations Reviewer to the effect that such consolidation, merger, conveyance or transfer and such supplemental agreement comply with the applicable provisions of the Asset Representations Review Agreement, that the successor Asset Representations Reviewer is an eligible Asset Representations Reviewer, and that all conditions precedent set forth in the Asset Representations Review Agreement have been complied with; and

(3)       delivery of an opinion of counsel that such supplemental agreement is legal, valid and binding with respect to the Asset Representations Reviewer,

will be the successor to the Asset Representations Reviewer under the Asset Representations Review Agreement.

Asset Representations Reviewer Compensation

As compensation for its activities under the Asset Representations Review Agreement, the Asset Representations Reviewer will be entitled to receive an annual fee with respect to each annual period prior to termination of the Asset Representations Review Agreement. In addition, following the completion of a review and delivery of the final review report, the Asset Representations Reviewer will be entitled to receive a review fee. The Servicer will pay the annual fees and review fees of the Asset Representations Reviewer and will reimburse the Asset Representations Reviewer for its reasonable travel expenses for a review and for its participation in any dispute resolution proceeding, to the extent not otherwise paid by a party to the dispute resolution proceeding.

Amendment of the Asset Representations Review Agreement

By accepting a note, a noteholder will be deemed to acknowledge that the Asset Representations Reviewer, RBC, the Depositor, and the Servicer may amend the Asset Representations Review Agreement, without the consent of any of the Trust or any of the noteholders, (i) to comply with any change in any applicable federal, state law or provincial law or regulation, to cure any ambiguity, to correct or supplement any provisions in the Asset Representations Review Agreement, or for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions in the Asset Representations Review agreement (including the content of any exhibit to the Asset Representations Review Agreement), so long as the amendment will not, in the reasonable belief of the Depositor, as evidenced by an officer’s certificate of the Depositor delivered to RBC, the Servicer, and the Indenture Trustee, adversely affect in any material respect the interests of any noteholder whose consent has not been obtained, or (ii) to correct any manifest error in the terms of the Asset Representations Review Agreement as compared to the terms expressly set forth in an applicable prospectus.

The Asset Representations Reviewer, RBC, the Depositor, and the Servicer may also amend the Asset Representations Review Agreement, with the consent of noteholders holding more than 50% of the aggregate unpaid principal amount of all outstanding notes, for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Asset Representations Review Agreement or of modifying in any manner the rights of the notes.

For purposes of the provisions of the Asset Representations Review Agreement requiring the consent of noteholders to amend the Asset Representations Review Agreement, in determining whether the requisite percentage of noteholders have given any such consent, any notes owned by the Trust, RBC, the Servicer, the Depositor, any other holder of the Retained Interest, the Asset Representations Reviewer, or any of their respective affiliates will be disregarded and deemed not to be outstanding, except that, in determining whether the Indenture Trustee shall be protected in relying upon any such direction, notice, or consent, only notes that the Indenture Trustee knows to be so owned shall be so disregarded. Notes so owned that have been pledged in good faith will not be disregarded and may be regarded as outstanding if the pledgee establishes to the Indenture Trustee’s satisfaction the pledgee’s right so to act with respect to such notes and that the pledgee is not the Trust, RBC, the Servicer, the Depositor, any other holder of the Retained Interest, the Asset Representations Reviewer, or any of their respective affiliates.

Dispute Resolution

If, pursuant to the provisions of the Indenture, the Indenture Trustee, noteholders holding the requisite percentage of notes specified in the Indenture, or the Servicer, as applicable (referred to as the “Requesting Party”), provide written notice that the Depositor or RBC, as applicable (each referred to as a “Representing Party”), is obligated to repurchase any receivable due to an alleged breach of a representation and warranty, and the repurchase obligation has not been fulfilled or otherwise resolved to the reasonable satisfaction of the Requesting Party within 180 days of the receipt of such written notice, the Requesting Party will have the right to refer the matter, at its discretion, to either third-party mediation (including nonbinding arbitration) or arbitration and the Depositor and RBC, as applicable, will be deemed to have consented to the selected resolution method. See “Operations of the Trust – The Assignment and Transfer of Account Assets – Mandatory Purchase of Account Assets” for a discussion of the obligations of the Seller, and the rights of the Indenture Trustee and noteholders, if the Depositor or RBC breaches certain representations and warranties concerning the receivables made in the Pooling and Servicing Agreement. At the end of the 180-day period described above, the Representing Party may provide notice informing the Requesting Party of the status of its request or, in the absence of any such notice, the Requesting Party may presume that its request remains unresolved. The Requesting Party must provide the Representing Party written notice of its intention to refer the matter to mediation or arbitration within 30 calendar days of the conclusion of the 180-day period described above. Each Representing Party agrees to participate in the resolution method selected by the Requesting Party.

If the Requesting Party selects mediation as the resolution method, the mediation will be administered by the American Arbitration Association (“AAA”) pursuant to its Commercial Arbitration Rules and Mediation Procedures (the “Rules”) in effect on the date of the Indenture. However, if any of the Rules are inconsistent with the procedures for the mediation or arbitration stated in the transaction documents, the procedures in the transaction documents will control. The mediator will be independent, impartial, knowledgeable about and experienced with the laws of the State of New York and an attorney or retired judge specializing in commercial litigation with at least 15 years of experience and who will be appointed from a list of neutrals maintained by AAA. Upon being supplied a list of at least ten potential mediators by AAA, each of the Requesting Party and the Representing Party will have the right to exercise two peremptory challenges within 14 days and to rank the remaining potential mediators in order of preference. AAA will select the mediator from the remaining potential mediators on the list respecting the preference choices of the parties to the extent possible. Each of the Requesting Party and the Representing Party will use commercially reasonable efforts to begin the mediation within 10 Business Days of the selection of the mediator and to conclude the mediation within 30 days of the start of the mediation. The fees and expenses of the mediation will be allocated as mutually agreed by the Requesting Party and the Representing Party as part of the mediation. A failure by the Requesting Party and the Representing Party to resolve a disputed matter through mediation shall not preclude either party from seeking a resolution of such matter through the initiation of a judicial proceeding in a court of competent jurisdiction, subject to the provisions specified below as applicable to both mediations and arbitrations.

If the Requesting Party selects arbitration as the resolution method, the arbitration will be held in accordance with the United States Arbitration Act, notwithstanding any choice of law provision in the Pooling and Servicing Agreement, and under the auspices of the AAA and in accordance with the Rules.

If the repurchase request at issue involves a repurchase amount of less than 5% of the total principal receivables in the Accounts as of the date of such repurchase request, a single arbitrator will be used. That arbitrator will be independent, impartial, knowledgeable about and experienced with the laws of the State of New York and an attorney or retired judge specializing in commercial litigation with at least 15 years of experience and who will be appointed from a list of neutrals maintained by the AAA. Upon being supplied a list of at least ten potential arbitrators by the AAA, each of the Requesting Party and the Representing Party will have the right to exercise two peremptory challenges within 14 days and to rank the remaining potential arbitrators in order of preference. The AAA will select the arbitrator from the remaining potential arbitrators on the list respecting the preference choices of the parties to the extent possible.

If the repurchase request at issue involves a repurchase amount equal to or in excess of 5% of the total principal receivables in the Accounts as of the date of such repurchase request, a three-arbitrator panel will be used. The arbitral panel will consist of three members, (a) one to be appointed by the Requesting Party within five Business Days of providing notice to the Representing Party, as applicable, of its selection of arbitration, (b) one to be appointed by the Representing Party within five Business Days of the Requesting Party’s appointment and (c) the third, who will preside over the arbitral panel, to be chosen by the two party-appointed arbitrators within five Business Days of the Representing Party’s appointment. If any party fails to appoint an arbitrator or the two party-appointed arbitrators fail to appoint the third within the stated time periods, then the appointments will be made by AAA pursuant to the Rules.

Each arbitrator selected for any arbitration will abide by the Code of Ethics for Arbitrators in Commercial Disputes in effect as of the date of the Indenture. Prior to accepting an appointment, each arbitrator must promptly disclose any circumstances likely to create a reasonable inference of bias or conflict of interest or likely to preclude completion of the hearings within the prescribed time schedule. Any arbitrator selected may be removed by AAA for cause consisting of actual bias, conflict of interest or other serious potential for conflict.

It is the parties’ intention that, after consulting with the parties, the arbitrator or arbitral panel, as applicable, will devise procedures and deadlines for the arbitration, to the extent not already agreed to by the parties, with the goal of expediting the proceeding and completing the arbitration within 30 days after appointment of the arbitrator or arbitral panel, as applicable. The arbitrator or the arbitral panel, as applicable, will have the authority to schedule, hear, and determine any and all motions, including dispositive and discovery motions, in accordance with New York law then in effect (including prehearing and post hearing motions), and will do so on the motion of any party to the arbitration. Notwithstanding any other discovery that may be available under the Rules, unless otherwise agreed by the parties, each party to the arbitration will be limited to the following discovery in the arbitration. Consistent with the expedited nature of arbitration, the Requesting Party and the Representing Party will, upon the written request of the other party, promptly provide the other with copies of documents relevant to the issues raised by any claim or counterclaim on which the producing party may rely in support of or in opposition to the claim or defense. At the request of a party, the arbitrator or arbitral panel, as applicable, shall have the discretion to order examination by deposition of witnesses to the extent the arbitrator or arbitral panel deems such additional discovery relevant and appropriate. Depositions shall be limited to a maximum of three (3) per party and shall be held within thirty (30) calendar days of the making of a request. Additional depositions may be scheduled only with the permission of the arbitrator or arbitral panel, and for good cause shown. Each deposition shall be limited to a maximum of three (3) hours’ duration. All objections are reserved for the arbitration hearing except for objections based on privilege and proprietary or confidential information. Any dispute regarding discovery, or the relevance or scope thereof, shall be determined by the arbitrator or arbitral panel, which determination shall be conclusive. All discovery shall be completed within sixty (60) calendar days following the appointment of the arbitrator or the arbitral panel, as applicable; provided, that the arbitrator or the arbitral panel, as applicable, will have the ability to grant the parties, or either of them, additional discovery to the extent that the arbitrator or the arbitral panel, as applicable, determines good cause is shown that such additional discovery is reasonable and necessary.

It is the parties’ intention that the arbitrator or the arbitral panel, as applicable, will resolve the dispute in accordance with the terms of the Indenture, and may not modify or change the Indenture in any way. The arbitrator or the arbitral panel, as applicable, will not have the power to award punitive damages or consequential damages in any arbitration conducted. It is the parties’ intention that in its final determination, the arbitrator or the arbitral panel, as applicable, will determine and award the costs of the arbitration (including the fees of the arbitrator or the arbitral panel, as applicable, cost of any record or transcript of the arbitration, and administrative fees) and reasonable attorneys’ fees to the parties as determined by the arbitrator or the arbitral panel, as applicable, in its reasonable discretion. The determination of the arbitrator or the arbitral panel, as applicable, will be in writing and counterpart copies will be promptly delivered to the parties. The determination of the arbitrator or the arbitral panel, as applicable, may be reconsidered once by the arbitrator or the arbitral panel, as applicable, upon the motion and at the expense of either party. Following that single reconsideration, the determination of the arbitrator or the arbitral panel, as applicable will be final and non-appealable and may be entered in and may be enforced in, any court of competent jurisdiction.

By selecting arbitration, the Requesting Party is giving up the right to sue in court, including the right to a trial by jury. No person may bring a putative or certified class action to arbitration.

The following provisions will apply to both mediations and arbitrations:

●	Any mediation or arbitration will be held in New York, New York;

●	Notwithstanding this dispute resolution provision, the parties will have the right to seek provisional or ancillary relief from a competent court of law, including a temporary restraining order, preliminary injunction or attachment order, provided such relief would otherwise be available by law; and

●	The details and/or existence of any unfulfilled repurchase request, any informal meetings, mediations or arbitration proceedings, including all offers, promises, conduct and statements, whether oral or written, made in the course of the parties’ attempt to informally resolve an unfulfilled repurchase request, and any discovery taken in connection with any arbitration, will be confidential, privileged and inadmissible for any purpose, including impeachment, in any mediation, arbitration or litigation, or other proceeding; provided, however, that any discovery taken in any arbitration will be admissible in that particular arbitration. Such information will be kept strictly confidential and will not be disclosed or discussed with any third party (excluding a party’s attorneys, experts, Accountants and other agents and representatives, as reasonably required in connection with the related resolution procedure), except as otherwise required by law, regulatory requirement or court order. If any party to a resolution procedure receives a subpoena or other request for information from a third party (other than a governmental regulatory body) for such confidential information, the recipient will promptly notify the other party to the resolution procedure and will provide the other party with the opportunity to object to the production of its confidential information.

Investor Communication

The Indenture requires the party responsible for making periodic filings with the SEC on Form 10-D, which is currently RBC in its capacity as Servicer, to include in the Form 10-D any request from an investor in the notes to communicate with other investors in the notes in connection with the exercise of their rights as investors under the terms of the related transaction agreements, so long as the request was received by the party responsible for making the Form 10-D filing during the related reporting period. The Indenture requires that, if the Trust or the Indenture Trustee receives a request from an investor in the notes to communicate with one or more other investors in the notes, the Trust or the Indenture Trustee, as applicable, will communicate that request to the Servicer and the Depositor, to be reported on Form 10-D as specified above.

Disclosure in the relevant Form 10-D will include: the name of the investor making the request, the date the request was received, a statement to the effect that the party responsible for filing the Form 10-D has received a request from such investor and stating that such investor is interested in communicating with other investors with regard to the possible exercise of rights under the related transaction agreements, and a description of the method other investors may use to contact the requesting investor.

The Indenture permits the party responsible for filing the Form 10-D to verify the identity of a beneficial owner of the notes prior to including a request to communicate with other investors in a Form 10-D, by requiring a written certification from the investor that it is a beneficial owner and one other form of documentation, such as a trade confirmation, an account statement, a letter from the beneficial owner’s broker or dealer, or another similar document.

Plan of Distribution

Subject to the terms and conditions set forth in the underwriting agreement (the “Underwriting Agreement”) between the Trust, RBC and [Underwriters] (together, the “Underwriters”), the Trust has agreed to sell to the Underwriters the principal amount of the offered notes, and each of the Underwriters has severally and jointly agreed to purchase from the Trust the principal amount of the offered notes set forth opposite their names below:

Underwriter	Principal Amount of Class A Notes	[Principal Amount of Class B Notes	[Principal Amount of Class C Notes
[Underwriter]	U.S.$●	U.S.$●	U.S.$●
[Underwriter]	U.S.$●	U.S.$●	U.S.$●
[Underwriter]	U.S.$●	U.S.$●	U.S.$●
Total	U.S.$●	U.S.$●]	U.S.$●]

 The Underwriters propose initially to offer the offered notes to the public at the prices set forth on the cover page hereof and to certain dealers at such price less concessions not in excess of [●]% of the principal amount of the Class A notes, [[●]% of the principal amount of the Class B notes] [and] [[●]% of the principal amount of the Class C notes]. The Underwriters may allow, and such dealers may reallow, concessions not in excess of [●]% of the principal amount of the Class A notes, [[●]% of the principal amount of the Class B notes] [and] [[●]% of the principal amount of the Class C notes] to certain brokers and dealers. After the initial public offering, the public offering price and other selling terms may be changed by the Underwriters. The Underwriters may offer and sell the offered notes through certain of their affiliates.

The Underwriting Agreement provides that the obligations of the Underwriters to purchase the notes offered hereby are subject to certain conditions precedent.

In the Underwriting Agreement, the Trust has agreed that the Trust will indemnify the Underwriters against certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or contribute to payments that the Underwriters may be required to make in respect of those liabilities.

The offered notes have not been and will not be qualified for sale to the public under applicable Canadian securities laws and the Underwriters have agreed in the Underwriting Agreement not to offer or sell the offered notes outside of the United States (including within Canada or to, or for the account or benefit of, any purchasers resident in Canada) without the express written consent of the Trust.

No action has been taken by the Trust or the Underwriters which would or is intended to permit an offer of notes to the public in any country or jurisdiction where action for that purpose is required. Accordingly, no offer or sale of any notes has been authorized in any country or jurisdiction where action for that purpose is required and neither this prospectus nor any other circular, prospectus, form of application, advertisement or other material may be distributed in or from or published in any country or jurisdiction, except under circumstances which will result in compliance with applicable laws and regulations.

The notes are a new issue of securities, and there is currently no established trading market for the notes. The Trust does not intend to apply for the notes to be listed on any securities exchange or to arrange for the notes to be quoted on any quotation system. The Underwriters may make a market in the notes after the completion of the offering, but are not obligated to do so. The Underwriters may discontinue any market-making in the notes at any time in their sole discretion. Accordingly, the Trust cannot assure you that a liquid trading market will develop for the notes, that you will be able to sell your notes at a particular time or that the prices you receive when you sell will be favorable.

In connection with the offering of the notes, the Underwriters may engage in overallotment and syndicate covering transactions and may engage in stabilizing transactions. Overallotment means sales in excess of the offering size, which creates a short position for the Underwriters. Stabilizing transactions involve bids to purchase the notes in the open market for the purpose of pegging, fixing or maintaining the price of the notes. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover short positions. Stabilizing transactions and syndicate covering transactions may cause the price of the notes to be higher than it would otherwise be in the absence of those transactions. If the Underwriters engage in stabilizing or syndicate covering transactions, they may discontinue them at any time.

The Underwriters and their affiliates perform various financial advisory, investment banking and commercial banking services from time to time for the Trust and its affiliates. [RBC Capital Markets, LLC, an Underwriter, is a wholly-owned subsidiary of RBC, which is the Sponsor, the Seller, the Servicer and the Administrative Agent for the Trust. In connection with acting as an Underwriter, RBC Capital Markets, LLC will be paid a commission calculated as a percentage of the purchase price for the notes.]

Selling Restrictions: United Kingdom

Prohibition on Sales to UK Retail Investors. Each Underwriter has represented and agreed that it has not offered, sold or otherwise made available, and will not offer, sell or otherwise make available, any notes which are the subject of the offering contemplated by this prospectus to any UK Retail Investor in the UK. For the purposes of this provision:

(a)	the expression “UK Retail Investor” means a person who is one (or more) of the following:

●	a retail client as defined in point (8) of Article 2 of Commission Delegated Regulation (EU) 2017/565 (as amended), as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 (as amended, the “EUWA”); or

●	a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 (as amended, the “FSMA”), and any rules or regulations made under the FSMA (as such rules and regulations may be amended) to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 (as amended), as it forms part of UK domestic law by virtue of the EUWA; or

●	not a qualified investor as defined in Article 2 of Regulation (EU) 2017/1129 (as amended), as it forms part of UK domestic law by virtue of the EUWA; and

(b)	the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes so as to enable an investor to decide to purchase or subscribe for the notes.

Other UK Regulatory Restrictions. Each Underwriter has represented and agreed that it has:

(a)	only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of any Class A notes in circumstances in which Section 21(1) of the FSMA does not apply to the Trust or the Seller.

(b)	complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any notes in, from or otherwise involving the UK.

The notes have not been, and will not be, offered in the UK or to UK persons, and no proceeds of any notes will be received in the UK.

Selling Restrictions: European Economic Area

Prohibition on Sales to EU Retail Investors. Each Underwriter has represented and agreed severally that it has not offered, sold or otherwise made available and will not offer, sell or otherwise make available any notes which are the subject of this prospectus to any EU Retail Investor in the EEA. For the purposes of this provision:

(a)	the expression “EU Retail Investor” means a person who is one (or more) of the following:

●	a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or

●	a customer within the meaning of Directive (EU) 2016/97 (as amended), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or

●	not a qualified investor as defined in Regulation (EU) 2017/1129, as amended; and

(b)	the expression “offer” includes communication to persons in any form and by any means, presenting sufficient information on the terms of the offer and the notes to be offered, so as to enable an investor to decide to purchase or subscribe to the notes.

United States Federal Income Tax Consequences

General

The following summary describes anticipated material U.S. federal income tax consequences to a U.S. Holder (as defined below) of the purchase, ownership and disposition of the notes. The following summary has been prepared and reviewed by Katten Muchin Rosenman LLP as special U.S. tax counsel to the Trust. This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”) the U.S. Treasury regulations promulgated and proposed thereunder (the “Treasury Regulations”), revenue rulings and judicial decisions, and the Canada-U.S. Income Tax Convention (1980), all in effect as of the date hereof, and all of which are subject to change, perhaps retroactively.

The summary is addressed only to U.S. Holders that are original purchasers of the notes, who acquire notes pursuant to this Prospectus at the issue price set forth herein. In addition, this summary deals only with notes held as capital assets within the meaning of Section 1221 of the Code. Except as specifically set forth below, this summary does not address tax consequences of holding notes that may be relevant to investors in light of their own investment circumstances or their special tax situations, including the following:

●	banks, thrifts and other financial institutions,

●	insurance companies,

●	regulated investment companies and real estate investment trusts,

●	holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts,

●	holders that have a “functional currency” other than the U.S. Dollar,

●	holders subject to the alternative minimum tax provisions of the Code,

●	holders that own directly, indirectly or constructively, 10% or more of the Trust’s voting securities,

●	dealers in securities or currencies or holders that have elected to apply the mark-to-market accounting method,

●	holders that acquired notes through the exercise of employee stock options or otherwise as compensation for services,

●	holders that are U.S. expatriates,

●	holders that will hold the notes as a hedge, a position in a “straddle” for tax purposes or as a part of a “synthetic security”, “conversion transaction” or other integrated investment comprised of the notes, and one or more other investments, and

●	pass-through entities, the equity holders of which are any of the foregoing.

For purposes of this summary, a “U.S. Holder” is a beneficial owner of notes that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the United States, (b) a corporation, or other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S., any state in the U.S. or the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of notes other than a U.S. Holder. This summary does not address the U.S. federal income tax consequences to non-U.S. Holders arising from and relating to the acquisition, ownership and disposition of the notes. In addition, if an entity that is classified as a partnership for U.S. federal income tax purposes holds notes, the U.S. federal income tax consequences to such partnership and the partners of such partnership generally will depend on the activities of the partnership and the status of such partners. Non-U.S. Holders and partners of entities that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership and disposition of notes. Furthermore, this summary does not address the U.S. estate, state, local or foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of the notes.

Special U.S. tax counsel to the Trust is of the opinion that the following summary of U.S. federal income tax consequences is correct in all material respects. An opinion of special U.S. tax counsel to the Trust, however, is not binding on the U.S. Internal Revenue Service (the “IRS”) or the courts, and no ruling on any of the issues discussed below will be sought from the IRS. In addition, no transaction closely comparable to the issuance and purchase of the notes has been the subject of any Treasury Regulation, revenue ruling or judicial decision. Accordingly, we suggest that persons considering the purchase of notes consult their own tax advisors with regard to the U.S. federal income tax consequences of an investment in the notes and the application of U.S. federal income tax laws, as well as the laws of any U.S. state, local or foreign taxing jurisdictions, to their particular situations.

Tax Classification of the Trust and the Notes

Treatment of the Trust. Special U.S. tax counsel to the Trust is of the opinion that, although no transaction closely comparable to that contemplated herein has been the subject of any Treasury Regulation, revenue ruling or judicial decision, and although such conclusion is not free from doubt, the notes should be treated as issued by an entity taxable as a corporation for U.S. federal income tax purposes. The Trust will not be subject to U.S. federal income tax so long as the income of the Trust is not effectively connected to a U.S. trade or business or if effectively connected, such income is not attributable to a permanent establishment in the United States. In addition, the income of the Trust generally will not be subject to U.S. withholding tax so long as the income of the Trust is not U.S. source income. Based upon written representations made by the Issuer Trustee on behalf of the Trust relating to the Trust’s proposed assets and activities, special U.S. tax counsel to the Trust is of the opinion that the income of the Trust will not be (a) treated as effectively connected with a U.S. trade or business, (b) attributable to a permanent establishment in the United States or (c) treated as U.S. source income subject to U.S. withholding tax. However, as discussed above, this opinion is not binding on the IRS and no assurance can be given that the conclusions described above will prevail.

The precise tax classification of the Trust for U.S. federal income tax purposes is not certain. It is possible the Trust could be ignored or disregarded for U.S. federal income tax purposes and RBC could be treated as issuing the notes or holding the assets of the Trust directly or that the Trust could be treated as a “business trust” or association taxable as a corporation for U.S. federal income tax purposes. Alternatively, the Trust could be treated as a partnership or an “investment trust” for U.S. federal income tax purposes. If the notes are characterized as debt as described below at “Treatment of the Notes as Debt”, the precise tax classification of the Trust for U.S. federal income tax purposes should not have a significant U.S. federal income tax effect on U.S. Holders. If the notes were characterized as an equity interest, these alternative characterizations may have significant and adverse tax effects on particular U.S. Holders as stated below under “Possible Alternative Classifications of the Notes”.

Treatment of the Notes as Debt. Special U.S. tax counsel to the Trust is of the opinion that, although no transaction closely comparable to that contemplated herein has been the subject of any Treasury Regulation, revenue ruling or judicial decision, the notes, to the extent treated for U.S. federal income tax purposes as beneficially owned by a person other than RBC, will be characterized as debt for U.S. federal income tax purposes. However, opinions of counsel are not binding on the IRS, and there can be no assurance that the IRS could not successfully challenge this conclusion. The Trust agrees by entering into the Trust Indenture, and the holders of notes agree by their purchase and holding of the notes, to treat the notes as debt for U.S. federal, state and local income and franchise tax purposes.

Possible Alternative Classifications of the Notes. If, contrary to the opinion of special U.S. tax counsel to the Trust, the IRS successfully asserted that the notes did not represent debt for U.S. federal income tax purposes, it could find that a note represents an equity interest in a non-U.S. corporation or a non-U.S. partnership for U.S. federal income tax purposes. The Trust currently does not intend to comply with the U.S. federal income tax reporting requirements that would apply if the notes were treated as equity interests in a corporation or partnership.

Prospective investors should consult their independent tax advisor regarding the possible effect to them (including the possible application of information reporting rules) of the alternative characterizations of the Trust and the notes, including those described above, having regard to the particular circumstances of such investor. The remainder of this summary assumes that for U.S. federal income tax purposes the notes will be treated as debt and that the notes will be treated as issued by a corporation.

Consequences to Holders of the Offered Notes

Interest. In general (and subject to the discussion below under “Changes in U.S. Federal Tax Laws”), stated interest on a note will be includible in gross income as it accrues or is received in accordance with the U.S. Holder’s usual method of tax accounting. Interest received on the notes may also constitute “investment income” for purposes of certain limitations of the Code concerning the deductibility of investment interest expense. It is expected that the notes will not be issued with original issue discount within the meaning of Section 1273 of the Code (“OID”). Prospective investors should consult their independent tax advisors regarding the potential U.S. federal income tax consequences to them of interest on the notes.

Foreign Tax Credit. Interest on a note would generally constitute Canadian source income for U.S. federal income tax purposes. Subject to certain limitations, Canadian withholding tax, if any, imposed on interest payments on the notes would generally be treated as foreign tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability (unless such tax is refundable under the relevant treaty). For foreign tax credit purposes, interest on a note generally would be treated as “passive category income” or, in certain circumstances (including in the case of certain holders that are or are affiliated with a financial services company), may be treated as “general category income”. Prospective investors should consult their independent tax advisors regarding the treatment of foreign tax credits with respect to the investors’ particular tax situation.

Disposition of the Notes. Unless a nonrecognition provision (such as the wash sale rule) applies, upon the sale, exchange, retirement or other disposition of a note, a U.S. Holder generally will recognize taxable gain or loss in an amount equal to the difference between (a) the amount realized on the disposition, other than that part of the amount attributable to accrued interest not previously included in income, which will be subject to tax as foreign source interest income, as discussed above, and (b) the U.S. Holder’s adjusted tax basis in the note. The U.S. Holder’s adjusted tax basis in a note generally will equal the cost of the note to that holder, increased by any OID or market discount previously included in income by that holder with respect to the note, and decreased by any deductions previously allowed for amortizable bond premium and by the amount of any payments of principal or OID previously included in income by that holder with respect to its note. Any related gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if at the time of sale the note has been held for more than one year. The claim of a deduction in respect of a capital loss is subject to limitations. Prospective investors should consult their independent tax advisors regarding the potential U.S. federal income tax consequences to them upon the sale, exchange, retirement or other disposition of a note.

Information Reporting With Respect to Foreign Financial Assets

Individuals that own “specified foreign financial assets” with an aggregate value in excess of $50,000 in taxable years beginning after March 18, 2010 generally are required to file an information report on IRS Form 8938 (Statement of Specified Foreign Financial Assets) with respect to such assets with their tax returns. Penalties for failure to file certain of these information returns are substantial. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons, (ii) financial instruments and contracts held for investment that have non-United States issuers or counterparties, and (iii) interests in foreign entities. The debt securities offered under this prospectus may be subject to these rules. U.S. Holders should consult with their independent tax advisors regarding the requirements of filing information returns under these rules, including the requirement to file an IRS Form 8938 for prior tax years in which the obligation to file such form was suspended.

Information Reporting and Backup Withholding

Each U.S. Holder may be subject, under certain circumstances, to information reporting and backup withholding with respect to payments of interest on, and gross proceeds from a sale, exchange or other disposition (including payment of principal) of a note. These backup withholding rules apply if such holder, among other things, fails to (i) furnish its correct taxpayer identification number, (ii) certify that it is not subject to backup withholding, or (iii) otherwise comply with applicable backup withholding requirements. Backup withholding will not apply with respect to payments to certain exempt recipients, such as corporations and financial institutions. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s United States federal income tax liability. A holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for a refund with the IRS.

Compliance by the Trust with FATCA

Sections 1471 through 1474 of the Code and the regulations thereunder (commonly referred to as the Foreign Account Tax Compliance Act or “FATCA”) generally impose a 30% withholding tax on certain payments of U.S.-source income to non-US financial institutions and certain other non-financial foreign entities unless such institutions or entities comply with FATCA and any applicable intergovernmental agreement to implement FATCA (“IGA”). The Trust expects to comply with FATCA and the U.S.-Canada IGA such that it would not be subject to withholding tax under FATCA.

State and Local Tax Considerations

Because of the variation in the tax laws of each U.S. state and locality, it is impossible to predict the tax classification of the Trust or the tax consequences to the Trust or to U.S. Holders in all of the state and local taxing jurisdictions in which they may be subject to tax. Prospective U.S. Holders are encouraged to consult their tax advisors about state and local taxation of the Trust and state and local tax consequences of the purchase, ownership and disposition of notes.

The U.S. federal income tax discussion set forth above may not be applicable depending upon a prospective investor’s particular tax situation, and does not purport to address the issues described with the degree of specificity that would be provided by a taxpayer’s own tax advisor. We suggest that prospective investors consult their own tax advisors with respect to the tax consequences to them of the purchase, ownership and disposition of the notes and the possible effects of changes in U.S. federal income tax laws.

Canadian Federal Income Tax Considerations

The following summary fairly describes the principal Canadian federal income tax considerations generally applicable to a purchaser who acquires offered notes, including entitlement to all payments thereunder, as a beneficial owner pursuant to this offering and who, for purposes of the Income Tax Act (Canada) (the “Tax Act”) and at all relevant times, (i) is neither a resident nor deemed to be a resident of Canada, (ii) does not use or hold the offered notes in, or in the course of carrying on, a business in Canada, (iii) is not a person who carries on an insurance business in Canada and elsewhere, (iv) deals at arm’s length with the Trust and with any person or partnership who is a resident or deemed resident of Canada to whom the purchaser assigns or otherwise transfers an offered note, (v) is not, and deals at arm’s length with each person who is, a “specified beneficiary” of the Trust for purposes of the thin capitalization rules in the Tax Act, and (vi) is not an entity in respect of which the Trust is a “specified entity” (as defined in proposed subsection 18.4(1) of the Tax Act set out in proposals to amend the Tax Act released on April 29, 2022 (the “Hybrid Mismatch Proposals”)) (such purchaser for purposes of this section a “Non-Resident Holder”).

A “specified beneficiary” for purposes of the thin capitalization rules generally includes a person who (either alone or together with persons with whom that person is not dealing at arm’s length for the purposes of the Tax Act) has an interest as a beneficiary of the Trust with a fair market value that is not less than 25% of the fair market value of all interests as a beneficiary of the Trust. The Hybrid Mismatch Proposals provide that two entities will be treated as specified entities in respect of one another generally if one entity, directly or indirectly, holds a 25% equity interest in the other entity, or a third entity, directly or indirectly, holds a 25% equity interest in both entities.

Investors should note that the Hybrid Mismatch Proposals are in consultation form, are highly complex, and there is significant uncertainty as to their interpretation and application. This summary also assumes that no interest paid or payable on the offered notes will be in respect of a debt or other obligation to pay an amount to a person with whom the Trust does not deal at arm’s length for the purposes of the Tax Act, and that the Trust will not make a designation under subsection 18(5.4) of the Tax Act in respect of any interest paid or credited by the issuing entity on any offered notes.

This summary is based on the current provisions of the Tax Act and the regulations made thereunder (the “Regulations”), all specific proposals to amend the Tax Act and Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”), and counsel’s understanding of the current administrative and assessing practices and policies published in writing by the Canada Revenue Agency prior to the date hereof. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account or anticipate any changes in the law or administrative and assessing practice and policies of the Canada Revenue Agency, whether by judicial, governmental or legislative decision or action, nor does it take into account other federal or any provincial, territorial or foreign tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ significantly from those discussed herein.

This summary is of a general nature only and is not intended to be and should not be construed to be, legal or tax advice to any particular Non-Resident Holder, and no representations with respect to the Canadian federal income tax consequences to any particular Non-Resident Holder are made. Accordingly, prospective purchasers of offered notes should consult their own tax advisors for advice with respect to the tax consequences to them of acquiring, holding and disposing of offered notes, having regard to their own circumstances, including the application and effect, if any, of the income and other tax laws of any country, province, state or local tax authority.

Non-Resident Withholding Tax

No Canadian non-resident withholding tax will apply to interest paid or credited or deemed to be paid or credited by the Trust to a Non-Resident Holder in respect of the offered notes or any amount received by a Non-Resident Holder on the disposition of an offered note, including a payment on maturity.

Other Taxes

Generally no other Canadian income taxes will be payable by a Non-Resident Holder as a result of holding or disposing of an offered note, including for greater certainty any gains realized by a Non-Resident Holder on the disposition of an offered note, including a payment on maturity.

ERISA Considerations

Sections 404 and 406 of ERISA and Section 4975 of the Code impose certain duties on and restrict certain transactions by employee benefit plans that are subject to Title I of ERISA, plans subject to Section 4975 of the Code, and entities the underlying assets of which are deemed to include assets of any such plan (collectively, “Plan”) and on any person who is a fiduciary of such Plan with respect to the investment of Plan assets. Governmental plans, certain church plans, and other plans that are not subject to Title I of ERISA or Section 4975 of the Code nonetheless may be subject to law substantially similar to ERISA or Section 4975 of the Code (“Similar Law”). Any fiduciary or other person making a decision to invest assets of a Plan or a plan subject to Similar Law in the notes should review carefully with their legal advisors whether the acquisition, holding, or disposition of the notes could constitute or give rise to a non-exempt prohibited transaction under ERISA or the Code, a violation of ERISA fiduciaries’ duties, including the duties of prudence and diversification, or a violation of Similar Law, as discussed below.

Section 406 of ERISA prohibits Plans to which it applies from engaging in transactions described therein and Section 4975 of the Code imposes excise taxes with respect to transactions described in Section 4975(c) of the Code (“Prohibited Transactions”). The Prohibited Transactions described in these provisions are transactions that involve the assets of a Plan, and to which a person related to the Plan (a “party in interest” as defined in ERISA or a “disqualified person” as defined in the Code) is a party. For example, the acquisition or holding of the notes by or on behalf of a Plan could be considered to constitute or give rise to a Prohibited Transaction if persons such as the Seller, Issuer Trustee, the Indenture Trustee, the Trust or any of their respective affiliates is considered a party in interest or disqualified person with respect to the Plan, unless an exemption from the Prohibited Transaction rules applies.

Additional ERISA considerations would apply if the notes were treated as an equity investment for purposes of ERISA. In that event, a Plan’s investment in the notes could cause the assets of the Trust to be deemed to be assets of an investing ERISA Plan for purposes of Sections 404 and 406 of ERISA and Section 4975 of the Code. In such event, if ERISA’s fiduciary standards apply to actions involving the Trust’s assets, any transactions involving the Trust or its assets would be deemed to be transactions to which the restrictions of Section 406 of ERISA and the taxes and other penalties imposed under Section 4975 of the Code might apply. Under 29 C.F.R. Section 2510.3-101 of the Regulations issued by the United States Department of Labor and Section 3(42) of ERISA (collectively, the “Plan Asset Regulation”), when a Plan acquires an equity interest in an entity, the Plan’s assets include the investment in the entity and, unless one of certain exceptions in the Plan Asset Regulation applies, an undivided interest in each asset of the entity in which the investment was made. The Plan Asset Regulation defines an “equity interest” as any interest in an entity other than an instrument that is treated as indebtedness under applicable local law and which has no substantial equity features. Generally, a profits interest in a partnership, an undivided ownership interest in property and a beneficial ownership interest in a trust are deemed to be an “equity interest” under the Plan Asset Regulation. While there is no clear guidance as to how the notes would be treated under the Plan Asset Regulation, the Seller believes that the notes would be treated as indebtedness without substantial equity features for purpose of the Plan Asset Regulation. This determination is based in part upon the traditional debt features of the notes, including the reasonable expectation of purchasers of the notes that the notes will be repaid when due, as well as the absence of conversion rights, warrants or other typical equity features. The Seller, however, is making no representation or providing any opinion that the notes would be treated as debt under the Plan Asset Regulation. Fiduciaries of Plans considering acquisition of the notes should consider whether, as of the date of acquisition, the notes would be treated as indebtedness without substantial equity features.

Regardless of whether the notes are treated as debt or equity for purposes of ERISA, the acquisition, holding, or disposition of notes by or on behalf of a Plan could give rise to a Prohibited Transaction, for example, if the Seller, the Issuer Trustee, the Indenture Trustee, the purchasers of the notes or any of their respective affiliates is or becomes a party in interest or a disqualified person with respect to such Plan or in the event that a subsequent transfer of a note is between a Plan and a party in interest or disqualified person with respect to such Plan. However, one or more exemptions may be available with respect to certain of the prohibited transaction rules under ERISA and the Code depending in part upon the type of Plan fiduciary making the decision to acquire the notes and the circumstances under which such decision is made. These exemptions include, but are not limited to: (a) prohibited transaction class exemption (“PTCE”) 96-23, regarding certain investments determined by in-house asset managers; (b) PTCE 95-60, regarding certain investments by insurance company general accounts; (c) PTCE 91-38, regarding certain investments by bank collective investment funds; (d) PTCE 90-1, regarding certain investments by insurance company pooled separate accounts; (e) PTCE 84-14, regarding certain transactions negotiated by qualified professional asset managers; and (f) Section 408(b)((17) of ERISA and Section 4975(d)(20) of the Code, regarding certain transactions with persons who provide services to Plans. Before purchasing notes, a Plan fiduciary should consult with its counsel to determine whether the conditions of any exemption would be met. A purchaser of a note should be aware, however, that even if the conditions specified in one or more exemptions are met, the scope of the relief provided by an exemption might not cover all acts that might be construed as a Prohibited Transaction. By acquiring a note, or a beneficial interest therein, each purchaser or transferee will be deemed to represent and warrant based upon its own independent determination that either (i) it is not, and is not acquiring or holding the notes (or interest therein) on behalf of or with any assets of, a Plan or other plan or arrangement subject to Similar Law, or (ii) its acquisition, holding and disposition of the notes (or interest therein) satisfies an exemption from the prohibited transaction rules so that the use of plan assets of a Plan or other plan or arrangement subject to Similar Law and the transactions contemplated in this Prospectus do not and will not constitute or result in a non-exempt Prohibited Transaction under Section 406 of ERISA or Section 4975 of the Code or a violation of Similar Law.

Any plan fiduciary considering the purchase of notes should consult with its counsel with respect to the potential applicability of the fiduciary responsibility and prohibited transaction provisions of ERISA, including subsequent changes thereto, the Code or any Similar Law applicable to such investment.

Legal Matters

Certain legal matters relating to the issuance of notes will be passed upon by [McCarthy Tétrault LLP, Toronto, Ontario], and [Katten Muchin Rosenman LLP, New York, New York], on behalf of the Sponsor, the Depositor and the Trust, and by [Osler, Hoskin & Harcourt LLP, Toronto, Ontario], and [Orrick, Herrington & Sutcliffe LLP, New York, New York], on behalf of the Underwriters.

Where You Can Find More Information

We have filed a registration statement on Form SF-3 relating to the certificates with the SEC and have met the registrant requirements set forth in General Instruction I.A.1. to Form SF-3. This prospectus is part of the registration statement, but the registration statement includes additional information.

The servicer will file with the SEC all required annual reports on Form 10-K, monthly distribution reports on Form 10-D and current reports on Form 8-K. Our SEC filings are available to the public on the SEC Internet Web site (http://www.sec.gov). Our SEC filings may be located by using the SEC Central Index Key (“CIK”) for Golden Credit Card Trust, 0001965551.

Reports that are filed with the SEC by the servicer pursuant to the Securities Exchange Act of 1934, as amended, may be accessed by any investor, free of charge, through an Internet Web site at http://www.rbc.com/investorrelations/golden-credit-card-trust.html. For purposes of any electronic version of this prospectus, the URL in this paragraph is an inactive textual reference only. We have taken steps to ensure that the URL in this paragraph was inactive at the time we created any electronic version of this prospectus.

[Additional information with respect to the Trust is available electronically on RBC’s website: http://www.rbc.com/investorrelations/golden-credit-card-trust.html.]

Incorporation of Documents by Reference

The SEC allows us to “incorporate by reference” information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Information that we file later with the SEC that is incorporated by reference will automatically update the information in this prospectus. In all cases, you should rely on the later information over different information included in this prospectus.

All monthly distribution reports on Form 10-D and current reports on Form 8-K subsequently filed by or on behalf of the issuing entity prior to the termination of this offering shall be deemed to be incorporated by reference into this prospectus.

As a recipient of this prospectus, you may request a copy of any document we incorporate by reference, except exhibits to the documents (unless the exhibits are specifically incorporated by reference), at no cost, by writing or calling us at: Golden Credit Card Limited Partnership, [c/o Golden Credit Card GP, Inc., 200 Bay Street, 12th Floor, Royal Bank Plaza, South Tower, Toronto, Ontario M5J 2J5, Attention: Chief Executive Officer]; [(416) 974-4363].

PART II

Golden Credit Card Trust®

Golden Credit Card Trust was established pursuant to the laws of the Province of Ontario by a declaration of trust made as of March 31, 1999, as supplemented by a supplemental declaration of trust made as of April 22, 2008 and a second supplemental declaration of trust made as of September 29, 2011, and as may be further amended and supplemented (the “Declaration of Trust”), with Computershare Trust Company of Canada (in such capacity, the “Issuer Trustee”) acting as trustee of Golden Credit Card Trust. Pursuant to the Declaration of Trust, the Trust will purchase from Royal Bank of Canada (“RBC” or the “Seller”) undivided co-ownership interests in a revolving pool of Visa* and Mastercard* credit card receivables (collectively, the “receivables”) and issue asset backed notes.

The Trust may, from time to time, offer and issue credit card receivables backed notes (in Part II of this prospectus, the “notes”). The notes will be issued in series, each of which will evidence debt obligations of the Trust secured by, and with recourse limited to, a series ownership interest (each, a “series ownership interest”) which will be acquired by the Trust from the Seller with the proceeds from the sale of such series of notes. The head office of the Trust is c/o Computershare Trust Company of Canada at 100 University Avenue, 8th Floor, Corporate Trust Department, Toronto, Ontario M5J 2Y1, telephone [(416) 263-9200].

Each series ownership interest will include (i) an undivided co-ownership interest with the Seller and other co-owners in the receivables and certain related assets (together with the receivables, the “Account Assets”) generated from time to time in certain Visa* and Mastercard* credit card accounts, and (ii) an interest with the Seller in funds which may be deposited to a reserve account (the “Series Reserve Account”). Each series ownership interest will entitle the Trust to receive a share of future collections from the Account Assets and, in certain circumstances, funds deposited to the related Series Reserve Account. Funds in a Series Reserve Account, if any, will be available to meet the obligations of the Trust if the funds otherwise generated by the related series ownership interest from time to time are not sufficient to pay interest due on the related notes on each Interest Payment Date, to maintain the Trust’s investment in the Account Assets and to pay the principal of the related notes when due. See “Operations of the Trust — Series Ownership Interests” and “Operations of the Trust — Collection, Series Distribution and Series Reserve Accounts — The Series Reserve Accounts”.

The Class B and Class C notes of a series will provide credit support for the Class A notes of such series. Repayment of the principal amounts of the Class B and Class C notes will not be made until all principal and interest owing under the Class A notes of such series have been fully paid. The Class C notes of a series will provide credit support for the Class B notes of such series. Repayment of the principal amounts of the Class C notes will not be made until all principal and interest owing under the Class B notes of such series have been fully paid. See “Details of the Offering — Credit Support for the Notes”, “Certain Features of Series 202●-● Ownership Interest and Notes — Payment Priorities” in Part I of this prospectus.

The notes will be represented by fully registered book-entry notes held by, or on behalf of, The Depository Trust Company (“DTC”), or a successor thereof, as custodian of the book-entry notes, and registered in the name of DTC or its nominee. Registration of ownership and transfer of the notes will be

®	“Golden Credit Card Trust” is a registered trademark of Royal Bank of Canada in Canada; Computershare Trust Company of Canada, as issuer trustee of the Trust, is a licensee of the trademark.
*	Visa is a registered trademark of Visa International Service Association and Mastercard is a registered trademark of Mastercard International Inc.; Royal Bank of Canada is a licensee of the Visa and Mastercard trademarks.

made only through the depository system of DTC. Except as described herein, no purchaser of a note will be entitled to a definitive certificate or other instrument from the Trust or DTC evidencing that purchaser’s ownership thereof. Purchasers will receive only a customer confirmation that is a DTC participant and from or through which the notes are purchased. See “Certain Features of Series 202●-● Ownership Interest and Notes — Book-Entry Registration” in Part I of this prospectus.

The notes will not be listed on any stock exchange and there is no market through which the notes may be sold and purchasers may not be able to resell notes. This may affect the pricing of the notes in the secondary market, the transparency and availability of trading prices, the liquidity of the notes, and the extent of issuer regulation. There can be no assurance that a secondary market will develop or, if a secondary market does develop, that it will provide holders of notes with liquidity of investment or that it will continue for the life of the notes. See “Risk Factors — Absence of Market for the Notes”.

RBC’s permitted use of the Visa trademark herein does not constitute and should not be taken as a Visa Inc., Visa International Service Association or Visa Canada Association warranty, guarantee or other endorsement of any kind, of the securities offered by the Trust in association with Visa related receivables.

RBC’s permitted use of the Mastercard trademark herein does not constitute and should not be taken as a Mastercard International Inc. warranty, guarantee or other endorsement of any kind, of the securities offered by the Trust in association with Mastercard related receivables.

THE NOTES WILL NOT REPRESENT INTERESTS IN OR OBLIGATIONS OF RBC, THE ISSUER TRUSTEE (OTHER THAN IN ITS CAPACITY AS TRUSTEE OF THE TRUST), CIBC MELLON TRUST COMPANY, BNY TRUST COMPANY OF CANADA, COMPUTERSHARE TRUST COMPANY OF CANADA, ANY SWAP COUNTERPARTY, THE BENEFICIARIES OF THE TRUST OR ANY AFFILIATE OF ANY OF THE FOREGOING. NONE OF THESE ENTITIES HAS REPRESENTED OR UNDERTAKEN THAT THE RECEIVABLES WILL REALIZE THEIR FACE VALUE OR ANY PART THEREOF AND, ACCORDINGLY, NEITHER THE TRUST NOR ITS CREDITORS WILL HAVE ANY CLAIM AGAINST ANY OF THESE ENTITIES FOR ANY DEFICIENCY ARISING IN THE REALIZATION OF THE RECEIVABLES. THE TRUST IS NOT A TRUST COMPANY AND DOES NOT CARRY ON OR INTEND TO CARRY ON THE BUSINESS OF A TRUST COMPANY. THE NOTES ARE NOT “DEPOSITS” WITHIN THE MEANING OF THE CANADA DEPOSIT INSURANCE CORPORATION ACT AND NONE OF THE SERIES OWNERSHIP INTERESTS, THE NOTES OR THE RECEIVABLES IS INSURED OR GUARANTEED BY THE CANADA DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY OR INSTRUMENTALITY.

Transaction parties

Depositor

Golden Credit Card Limited Partnership is a limited partnership organized under the laws of the Province of Ontario. RBC is the sole limited partner of the Depositor and Golden Credit Card GP Inc., a wholly-owned subsidiary of RBC, is the managing partner of the Depositor. The Depositor’s address is 200 Bay Street, 12th Floor, Royal Bank Plaza, South Tower, Toronto, Ontario M5J 2J5.

The Depositor was created for the limited purpose of purchasing ownership interests from RBC and assigning the ownership interests to the Trust. The Depositor does not engage in any other activites.

The Depositor met the registrant requirements of paragraph I.A. of the General Instructions to Form SF-3 at the time the registration statement was filed and as of March [30/31], 202●.

In connection with the offering of the notes, the chief executive officer of the Depositor will make the certifications required under Regulation AB about this prospectus, the disclosures made about the characteristics of the receivables and the structure of this securitization transaction, the risks of owning the notes and whether the securitization transaction will produce sufficient cash flows to make interest and principal payments on the notes when due. This certification will be filed by the Depositor with the SEC at the time of filing of this prospectus. The certification should not be considered to reduce or eliminate the risks of investing in the notes.

Trust

Golden Credit Card Trust was established pursuant to the Declaration of Trust. The Declaration of Trust is governed by the laws of the Province of Ontario. The head office of the Trust is c/o Computershare Trust Company of Canada, as Issuer Trustee, at 100 University Avenue, 8th Floor, Corporate Trust Department, Toronto, Ontario M5J 2Y1. The Issuer Trustee may at any time change the head office and situs of the administration of the Trust to another location within Canada or have such other offices or places of administration within Canada as the Issuer Trustee may from time to time determine is necessary or desirable.

The Trust’s activities will be limited to:

●	acquiring and holding the series ownership interest and the other assets of the Trust and the proceeds from these assets, and granting a security interest in these assets;

●	issuing notes, including the Series 20●-● notes;

●	making payments on the notes; and

●	engaging in other activities that are necessary or incidental to accomplish these limited purposes.

The assets of the Trust will consist primarily of:

●	the series ownership interests;

●	Swap Agreements that the Trust will enter into from time to time to manage interest rate or currency risk relating to certain series or classes of notes; and

●	funds on deposit in the Series Accounts.

It is not expected that the Trust will have any other significant assets or means of capitalization. The fiscal year for the Trust will end on December 31 of each year.

Issuer Trustee

Computershare Trust Company of Canada, a trust company established under the laws of Canada and licensed to carry on business as a trustee in all provinces and territories of Canada, is the Issuer Trustee of the Trust.

[Computershare Trust Company of Canada has served and currently is serving as issuer trustee for numerous securitization transactions and programs involving pools of credit card receivables.] [Insert description of Indenture Trustee, including prior experience as Indenture Trustee for ABS transactions involving similar assets as required by Item 1109(a)(2) of Regulation AB].

Administrative Agent

Pursuant to the administration agreement dated as of March 31, 1999 (the “Administration Agreement”) between the Issuer Trustee, on behalf of the Trust, and RBC, RBC (in such capacity, the “Administrative Agent”) has agreed to carry out certain administrative activities for and on behalf of the Trust. The Trust has agreed to pay RBC regular and periodic fees (the amounts of which shall be agreed upon by the Trust and RBC from time to time and in any event not less frequently than on each anniversary date of the Administration Agreement) in consideration for the performance by RBC of the activities and the fulfilment by RBC of its responsibilities under the Administration Agreement, including all initial and ongoing administrative expenses of the Trust.

Indenture Trustee

CIBC Mellon Trust Company, a trust company established under the laws of Canada and licensed to carry on the business of a trust company in each province and territory of Canada, acts as indenture trustee (the “Indenture Trustee”) pursuant to a trust indenture between the Trust and the Indenture Trustee made as of July 9, 1999, as supplemented by a supplemental trust indenture made as of April 22, 2008 and a second supplemental trust indenture made as of January 26, 2017 and as may be further amended and supplemented (the “Trust Indenture”).

[CIBC Mellon Trust Company has served and currently is serving as indenture trustee and trustee for numerous securitization transactions and programs involving pools of credit card receivables.] [Insert description of Issuer Trustee, including prior experience as Issuer Trustee for ABS transactions involving similar assets as required by Item 1109(a)(2) of Regulation AB].

Asset Representations Reviewer

Clayton Fixed Income Services LLC, a Delaware limited liability company, or “Clayton”, will act as the asset representations reviewer (the “Asset Representations Reviewer”) under the Asset Representations Review Agreement. Clayton is a wholly-owned subsidiary of Covius Services, LLC. Clayton and its affiliates have provided independent due diligence loan review and servicer oversight services to its clients since 1989.

[Clayton and its affiliates are providers of targeted due diligence reviews of securitized assets and policies and procedures of originators and servicers to assess compliance with representations and warranties, regulatory and legal requirements, investor guidelines and settlement agreements. Clayton and its affiliates have performed over 12 million loan reviews and has provided ongoing oversight on over $2 trillion of securitization transactions on behalf of investors, sponsors, issuers and originators, including government-sponsored enterprises and other governmental agencies. These services have been performed primarily on residential mortgage loan and residential mortgage-backed security transactions, although Clayton and its affiliates have also performed these services for transactions involving auto loans, credit cards, commercial mortgage loans, student loans, timeshare loans and boat and recreational vehicle loans.] [Insert description of Asset Representations Reviewer, including prior experience as Asset Representations Reviewer for ABS transactions involving similar assets as required by Item 1109(a)(2) of Regulation AB].

The Sponsor, Seller, Administrative Agent and Servicer

Royal Bank of Canada

RBC is a Schedule I bank under the Bank Act, which constitutes its charter. RBC’s corporate headquarters are located at Royal Bank Plaza, 200 Bay Street, Toronto, Ontario, Canada and its head office is located at 1 Place Ville-Marie, Montreal, Quebec, Canada.

RBC is a global financial institution with a purpose-driven, principles-led approach to delivering leading performance. RBC’s success comes from the [92],000+ employees who leverage their imagination and insights to bring its vision, values and strategy to life so it can help clients thrive and communities prosper. As Canada’s biggest bank, and one of the largest in the world based on market capitalization, RBC has a diversified business model with a focus on innovation and providing exceptional experiences to its [17] million clients in Canada, the U.S. and [27] other countries.

RBC may from time to time purchase notes issued by the Trust either at the time of their initial issuance or in the secondary market. [RBC will purchase the [Class B] [and] [Class C] notes at closing, and, as a holder of such notes, RBC will have voting rights with respect to noteholder directions and extraordinary noteholder directions.]

[RBC will be the Sponsor of the series in which the notes will be issued. RBC will be the Servicer of the receivables and the securitization transactions and the Administrative Agent for the Trust.

As Sponsor, RBC will be responsible for structuring the series, selecting the transaction parties and paying the expenses of maintaining the Trust, legal fees of some transaction parties, rating agency fees for rating the notes and other transaction expenses. RBC establishes credit card accounts in the ordinary course of its business and selected the credit card accounts designated to the Trust from its credit card account portfolio. RBC will make representations about the characteristics of the receivables and the related designated credit card accounts. If a representation is later discovered to have been untrue when made and the breach has a material adverse effect on a receivable, RBC must repurchase the receivable unless it corrects the breach in all material respects before the date it is required to repurchase the receivable.

RBC services the receivables and the securitization transactions. RBC is responsible for all servicing functions, except that the indenture trustee will be responsible for making payments to the noteholders based on information and calculations provided by the Servicer. RBC has been the servicer for its credit card receivables securitization program since it started securitizing in 1999. [None of the asset-backed securities in this program have experienced any losses or events of default.] [RBC has not had any material instances of non-compliance with the servicing criteria in its publicly-registered securitization program for credit card receivables.] [If applicable, describe any material instances of noncompliance as required by Item 1108(b)(2) of Reg AB.]

As Servicer of the receivables, RBC will collect and apply payments, make any required adjustments to the receivables, monitor obligor payments and maintain books and records relating to the credit card accounts and receivables. RBC will service the receivables according to the policies and procedures that it uses in servicing credit card receivables for its own account. RBC’s servicing and collections systems maintain records for all credit card accounts and receivables, track application of payments and maintain relevant information on the obligors and credit card account status.

As Servicer of the securitization transactions, RBC will prepare Monthly Noteholder’s Reports, provide payment instructions to the Indenture Trustee and prepare annual compliance reports.]

[RBC Capital Markets, LLC., one of the Underwriters, is an affiliate of RBC and the Depositor. See “Plan of Distribution.”]

Securitization Experience

[RBC has been active in the public and private securitization market in Canada since its inception. RBC has been securitizing mortgage loans and credit card receivables in Canada since the 1980s. RBC securitizes various financial assets because the market for securitization of financial assets provides RBC with a diversified source of funding and liquidity among different markets and investors. RBC meets a portion of its funding requirements through securitization of its credit card receivables. RBC participates in the securitization market in Canada and the United States.

RBC has been securitizing credit card receivables through the Trust in Canada since 1999. In the U.S. securitization market, RBC has sponsored securitization transactions through the Trust in private transactions since 2008 and in publicly-registered transactions since [2023].

None of the asset-backed securities issued by the Trust have experienced any losses, events of default or early amortization events and RBC has not taken any action outside of the ordinary performance of any of the issuing entity’s transactions to prevent such an occurrence.]

Credit Risk Retention

Under Regulation RR of the Exchange Act, the Seller, as sponsor, is required to retain, directly or through one or more wholly-owned affiliates, an economic interest in the credit risk of the receivables. The Seller will rely on its retention of the Retained Interest, which is a “seller’s interest” as contemplated under Regulation RR, in an amount equal to not less than 5% of the aggregate principal amount of all outstanding series of notes issued by the Trust, measured in accordance with the requirements of the U.S. risk retention rule and determined at the closing of each issuance of a series of notes and monthly thereafter, in order to comply with the U.S. risk retention requirements. In determining the aggregate principal amount of all outstanding series of notes, any notes held for the life of such notes by the Seller or its wholly-owned affiliates may be disregarded and deemed not to be outstanding.

The Retained Interest represents the ownership interest in the Account Assets not represented by all outstanding Series purchased by the Trust. The dollar value of the Retained Interest at any time will be equal to the amount, if any, by which the Pool Balance on such day exceeds the Aggregate Ownership Amount on such day. The amount of the Retained Interest fluctuates each day based on variations in the Invested Amount of all outstanding Series and variations in the amount of principal receivables in the Account Assets. The Retained Interest will generally increase as a result of reductions in the Invested Amount of all outstanding Series and will generally decrease as a result of the purchase of a new Series. All Collections of finance charge receivables and principal receivables and all principal receivables which become Written-Off Amounts will be allocated between each outstanding Series and the Retained Interest utilizing varying percentages that are based on the Invested Amount of each Series and the amount of the Retained Interest. Each allocation will be made by reference to the applicable Floating Allocation Percentage of each Series, with the remaining percentage allocated to the Retained Interest. Collections of receivables allocable to a Series that are not required to be distributed to the Trust in connection with such Series, or, in the case of Collections of Principal Collections, other outstanding Series, will be returned to the Seller as holder of the Retained Interest.

The Seller is required to maintain the Pool Balance in an amount at least equal to the Required Pool Balance, which equals the sum of the Invested Amounts of each Series times the maximum Required Pool Percentage for any Series at such time. The Required Pool Percentage for the Series 202●-● ownership interest is 107%, which means that the amount of the Retained Interest is required to be at least 7% of the aggregate Invested Amounts of all outstanding series of notes issued by the Trust for so long as the Credit Card Receivables Backed Notes, Series 202●-● are outstanding, or an Amortization Event could occur. Although similar in concept, the requirement to maintain the Retained Interest as set forth above and the obligation to comply with Regulation RR are independent obligations and are calculated differently. The

“seller’s interest” is required to be at least 5% of the aggregate principal amount of all outstanding series of notes issued by the Trust. Because the Invested Amount for a series of notes may be less than the principal amount of that series of notes, such calculations may differ, and the Seller will report the percentage using both calculations on the Investors’ Monthly Portfolio Report Summary. The Seller expects the amount of the Retained Interest to be equal to CDN$●, representing approximately ●% of the aggregate principal amount of all outstanding series of notes issued by the Trust as of the Closing Date. As permitted under the U.S. risk retention rule, for purposes of determining the expected amount of the Retained Interest on the Closing Date, the Seller has used the Pool Balance as of ●, 202● and the percentage set out in the prior sentence is based on the aggregate principal amount of each series of notes issued by the Trust (calculated (x) for each outstanding series of notes, using the rate of exchange of the Canadian dollar to the United States dollar used in the swap agreement for such series of notes and (y) for the Credit Card Receivables Backed Notes, Series 202●-● and a series of credit card receivables backed notes to be issued concurrently, using the rate of exchange of the Canadian dollar to the United States dollar set out in the Swap Agreement, which is U.S.$1.00 = CDN$●) that are expected to be outstanding as of the Closing Date, including an aggregate of U.S.$● of Credit Card Receivables Backed Class A [Floating Rate] notes, Series 202●-●, an aggregate of U.S.$● of Credit Card Receivables Backed Class B [Floating Rate] Notes, Series 202●-● and an aggregate of U.S.$● of Credit Card Receivables Backed Class C [Floating Rate] Notes, Series 202●-● and a series of credit card receivables backed notes to be issued concurrently. The actual amount of the Retained Interest on the Closing Date will be disclosed by the Trust in the first Investors’ Monthly Portfolio Report Summary following the Closing Date.

Credit Card Business of the Seller

General

The Account Assets in which the Seller will Transfer undivided co-ownership interests to the Trust will be generated from transactions made by obligors under Accounts. RBC will, as Servicer, service these Accounts at its facilities in Toronto, Montreal, and Vancouver.

The following discussion describes certain terms and characteristics of the entire portfolio of personal and business revolving and non-revolving credit receivables arising in the Visa accounts and Mastercard accounts owned by RBC (the “Credit Card Accounts Portfolio”). As at ●, 202●, the number of the Accounts from which the Account Assets are generated represents approximately [40]% of the number of total accounts in the Credit Card Accounts Portfolio. As at ●, 202●, over [70]% of RBC credit card customers also have a banking relationship with RBC.

RBC is a customer of Visa Canada Corporation (“Visa Canada”), an unlimited liability corporation existing under the laws of the Province of Nova Scotia. The commercial and other rights and obligations regarding RBC’s participation in the Visa payments system are contained in a services agreement and related agreements between RBC and Visa Canada.

RBC is a customer of Mastercard International Incorporated, a corporation existing under the laws of the State of Delaware. The commercial and other rights and obligations regarding RBC’s participation in the Mastercard payment system are contained in a services agreement and related agreements between RBC and Mastercard International Incorporated.

Visa Accounts are issued as part of the worldwide Visa payment system, and transactions creating receivables through the use of the credit cards relating to the Accounts are processed through the Visa authorization and settlement system. Mastercard Accounts are issued as part of the worldwide Mastercard payment system, and transactions creating receivables through the use of the credit cards relating to such Mastercard Accounts are processed through the Mastercard authorization and settlement system.

Should RBC cease to be a customer of Visa Canada or Mastercard International Incorporated, for any reason, an Amortization Event may occur, and delays in payments on the Account Assets and possible reductions in the amounts thereof could also occur. Each Account may have different billing and payment structures, including different periodic finance charges and fees.

RBC operates its Canadian credit card business through its Cards, Payments & Transformation group, a part of RBC’s Personal and Commercial Banking segment. The business has its principal offices in Toronto and three credit card servicing centres in Montreal, Toronto and Vancouver. Operationally, the business is divided into groups responsible for marketing initiatives, operations, finance and risk management. Responsibility for daily reporting, processing account information and billing for all of RBC’s credit cards has been sub-contracted to Total System Services, Inc. (“TSYS”) of Columbus, Georgia. TSYS is one of the world’s leading information technology processors for international issuers of credit, debit, commercial and private label cards. Other third party service providers include Thales DIS Canada Inc. of Burlington, Ontario, which handles card issuance (both magnetic stripe and Chip cards) and manufacturing of plastics, Symcor Services Inc. of Mississauga, Ontario, which provides statement printing and rendering services, as well as mailing services, and payment processing, Millennium Process Group, Inc. of Toronto, Ontario, which provides credit application processing, Epsilon Interactive CA, ULC of Toronto, Ontario, which manages the points database for loyalty programs and Expedia, Inc. of Seattle, Washington which operates an online travel rewards redemption site. Outside agencies are also used in the recovery of some charged off accounts, card activation and loyalty program services.

The Accounts may be used to purchase goods and services and to obtain cash advances. A cash advance is made when an Account is used to obtain cash from a financial institution or automated banking machine, pay a bill or transfer a balance. Certain “cash-like” transactions such as the purchase of money orders are also treated as cash advances. Receivables arising as a result of both purchases and cash advances will be included in the Account Assets. See “Operations of the Trust — The Assignment and Transfer of Account Assets — The Account Assets”.

The Accounts were principally created through (a) applications made available to prospective cardholders at the banking facilities of RBC, (b) applications mailed directly to prospective cardholders, (c) telephone solicitations, and (d) on-line or digital applications.

“Account” means:

(a)	each Initial Account;

(b)	each Additional Account; and

(c)	an Account which is replaced by another Seller Credit Card Account as a result of:

(i)	the amendment of the terms of such Account,

(ii)	the loss or theft of a credit card relating to such Account,

(iii)	the transfer of such Account to such Seller Credit Card Account with the same Specified Account Designation, or

(iv)	the combination or consolidation of two or more Accounts; and

(d)	each Substituted Account;

but shall not include an account which is a Removed Account or a Purged Account.

“Initial Account” means each of the Seller Credit Card Accounts that were designated by the Seller as an Account and identified by account number and outstanding balance as of the Cut-Off Date in the computer file records of the Seller and on the copy thereof delivered to the Custodian.

“Cut-Off Date” means June 22, 1999.

“Additional Account” means each of the Seller Credit Card Accounts added to the Pooled Assets after the Cut-Off Date.

“Seller Credit Card Account” means a consumer account established by the Seller, upon the issuance of one or more credit cards identified in each case by a Specified Account Designation and by the same account designation and which provides for the extension of credit on a revolving basis by the Seller to the cardholder under the related Credit Card Agreement to (a) finance the purchase of products and services from Persons that accept Specified Account Designation credit cards for payment and (b) obtain cash advances, and provided that the foregoing criteria are met, shall also include any co-labelled Specified Account Designation credit card accounts.

“Substituted Account” means, an Account which is replaced by another Seller Credit Card Account for which the Specified Account Designation is different and the account number remains the same; for greater certainty, (a) the substitution of a Substituted Account for an obligor’s Mastercard Seller Credit Card Account, Visa Seller Credit Card Account or other Specified Account Designation Seller Credit Card Account, as applicable, shall not, for the purposes of the Pooling and Servicing Agreement, constitute an addition of an Account, a removal of an Account, or an amendment to the terms and provisions of any Credit Card Agreement, and (b) where the Seller establishes or re-establishes a Mastercard Seller Credit Card Account, a Visa Seller Credit Card Account or another Specified Account Designation Seller Credit Card Account, as the case may be, in favour of an obligor in addition to an existing credit card account of the obligor which is included as an Account and such established or re-established account has a different account number than the existing Account, such established or re-established account shall not be a Substituted Account.

“Person” means any individual, corporation, estate, partnership, joint venture, association, joint stock company, unincorporated organization, syndicate, bank, trust (including any beneficiary thereof), government (or any agency or political subdivision thereof), or any other entity whether acting as an individual, fiduciary or in any other capacity.

“Credit Card Agreement” means with respect to a Seller Credit Card Account, the agreement or agreements between the Seller and the obligor governing the terms and conditions of such account, as any such agreement or agreements may be amended, modified or otherwise changed from time to time.

“Obligor” means, with respect to any Account, the Person or Persons obligated to make payments of amounts owing from time to time under such Account, including any guarantor thereof.

Acquisition and Use of Credit Cards

When the Seller receives an application for a personal or small Business Visa credit card account or Mastercard credit card account, it reviews such application for completeness and creditworthiness. In addition, RBC obtains a credit report issued by an independent credit reporting agency with respect to the applicant. In many personal credit card applications, RBC also verifies certain of the applicant’s information. For small business applications, RBC also verifies business information along with personal information of all the owners of the business, including personal credit bureau information. RBC’s personal and small business portfolios are largely unsecured, with a small number of secured personal accounts. However, the small business portfolio is typically supported by joint and several liability covenant along with separate personal statement of affairs (PSOA) from all owners of the company. RBC generally evaluates the ability of a (personal or small business) Visa or Mastercard credit card applicant to repay credit card balances by applying a credit scoring system which incorporates RBC’s credit policy. Credit scoring evaluates a potential cardholder’s credit profile to arrive at an estimate of the associated credit risk. The credit scoring model used to evaluate a particular applicant is based on a variety of factors. From time to time, the credit scoring models used by RBC are reviewed and, if necessary, updated to reflect current economic trends and their impact on credit risk. Once an application to open a Visa or Mastercard credit card account is approved, an initial credit limit is established for the account based on, among other things, the applicant’s credit score.

Each cardholder is subject to a credit card agreement governing the terms and conditions of the account. Pursuant to such agreements, the Seller reserves the right to change or terminate any terms, conditions, services or features of the Accounts (including increasing or decreasing periodic finance charges, other charges or minimum payments). For some of these changes cardholders need to be notified at least 30 days in advance. Credit limits may be adjusted periodically based upon an evaluation of the cardholder’s performance, but for personal credit cards, cardholders need to provide express consent to any increase thereof.

Collection of Delinquent Accounts

The Seller generally considers an Account delinquent if a minimum payment due thereunder is not received by the Seller within 10 days of the due date indicated on the cardholder’s statement (cycle date following due date). In most cases, additional extensions of credit through such Account are permitted up to 90 days after an Account is considered delinquent. Efforts to collect payments on delinquent Accounts are made by the personnel of the Seller using an external Automated Dial Announcing Device (in the case of personal credit card accounts), SMS and Email. In the event additional collections measures are required, a collection agency and counsel retained by the Seller may be used. Under current practice, the Seller includes a request for payment of overdue amounts on all billing statements issued after the Account becomes delinquent. While collection personnel may initiate telephone contact with the cardholders as soon as an Account becomes delinquent, generally such contact is initiated when an Account is delinquent between 0 and 23 days past due. In the event that initial telephone contact fails to resolve the delinquency, the Seller continues to contact the cardholder by telephone, mail, SMS and e-mail. Depending on the level of risk, an Account can be blocked from further use as soon as it becomes delinquent, or any other credit product of the cardholder with the Seller becomes delinquent, but all Accounts are blocked by the time they reach 91 days delinquent. The Seller may also, at its discretion, enter into arrangements with delinquent cardholders to extend or otherwise change payment schedules. The current policy of the Seller is to charge off an Account when that Account becomes a Written-Off Account. The credit evaluation, servicing and charge off policies and collection practices of the Seller may change over time in accordance with the business judgment of the Seller, applicable law and guidelines established by applicable regulatory authorities.

“Written-Off Account” means, at any time, any Account that: (a) is in arrears for a period of more than 180 days following the date on which the minimum payment required thereunder was initially due and payable, as determined in accordance with the Servicer’s practices and procedures; or (b) is written-off in accordance with the Servicer’s practices and procedures.

Operations of the Trust

The Assignment and Transfer of Account Assets

General

In connection with each sale by the Seller of a series ownership interest, the Trust will enter into a Series Purchase Agreement, pursuant to which the Trust will purchase the related series ownership interest. The creation, Transfer and servicing of a series ownership interest will be provided for in the Pooling and Servicing Agreement and the related Series Purchase Agreement.

Assignment of Account Assets to the Custodian

The Seller has transferred, assigned, conveyed and delivered to and deposited with the Custodian, all of the Seller’s present and future right, title and interest in, to and under the Account Assets existing under the Initial Accounts that were selected from the Portfolio based on criteria provided in the Pooling and Servicing Agreement as applied on the Cut-Off Date, and, with respect to certain Additional Accounts added on February 29, 2000, March 1, 2000, October 2, 2000, December 1, 2005, June 1, 2012, January 31, 2014, December 1, 2015, June 1, 2020 and November 18, 2022 as applied on the applicable Addition Cut-Off Dates. The Custodian holds the Account Assets, any Series Accounts established in its name, and all monies and investments on deposit in or credited to such Series Account as agent, nominee and bare trustee for and on behalf of the Seller and all present and future Series Co-Owners who so appoint the Custodian in accordance with and to the extent provided for in the applicable Series Purchase Agreement as their interests and entitlements are set out in the Pooling and Servicing Agreement and in the Series Purchase Agreements. The Seller is required to provide to the Custodian an updated list in connection with the addition of any Accounts by no later than the seventh day after the last Business Day of a week during which the Seller adds an Additional Account. The Seller will represent and warrant that it has filed, and will covenant that it will file, financing statements and all other applicable registration documentation in accordance with applicable provincial laws to perfect the purchase by the Trust of any series ownership interest.

“Business Day” means, any day, other than a Saturday or Sunday or a day on which banks in the City of Toronto, Ontario or the City of New York, New York are not open for business.

Account Selection Criteria

Pursuant to the Pooling and Servicing Agreement, each Initial Account was on the Cut-Off Date, and each Additional Account must be, on the applicable Addition Cut-Off Date, an Eligible Credit Card Account. An “Eligible Credit Card Account” is a Seller Credit Card Account (a) which is in existence and is maintained and serviced by the Seller or the Servicer, including any Person delegated responsibility by the Servicer as permitted by the Pooling and Servicing Agreement; (b) the obligor of which is not identified by the Servicer as being the subject of any voluntary or involuntary bankruptcy or insolvency proceeding; (c) under which the amounts due from obligors are payable in Canadian dollars; (d) for which each obligor has provided as of the Addition Date, to the Seller or to the Servicer a billing address located in Canada as of the date of the most recent bill to such obligor; (e) which has not been sold or pledged to any Person as of the Cut-Off Date or applicable Addition Cut-Off Date; and (f) in respect of which the receivables generated therein or an interest therein have not been sold or pledged to any Person as of the Cut-Off Date or applicable Addition Cut-Off Date.

The Account Assets

The Account Assets, in which any series ownership interest represents an undivided co-ownership interest, consist of (a) all present and future receivables existing or arising under the Initial Accounts on and after the Cut-Off Date, existing in or arising under any Additional Accounts on and after the applicable Addition Cut-Off Date, including the Additional Accounts added on February 29, 2000, March 1, 2000, October 2, 2000, December 1, 2005, June 1, 2012, January 31, 2014, December 1, 2015, June 1, 2020 and November 18, 2022; (b) all monies due or becoming due under such Accounts including receivables due under such Accounts, funds collected or to be collected from obligors in respect of the receivables and/or under any guarantees, or insurance proceeds relating to the receivables but excluding any collateral security granted by obligors to the Seller in respect of the payment of amounts due on the receivables; (c) the Collection Account and all monies and investments on deposit in or credited to the Collection Account; (d) such interest in the Credit Card Agreements as may be necessary to enforce the obligations of the obligors in respect of the receivables arising thereunder; (e) Participations and funds collected or to be collected from Participations, if any; (f) the then applicable Interchange Fees; and (g) all proceeds of the foregoing; provided that the foregoing shall not include receivables arising under a Removed Account or a Purged Account and all proceeds therefrom following the applicable Removal Date or Purging Date, as the case may be (collectively, the “Account Assets”). Subject to certain requirements, the Seller has the right to add or remove Accounts and to Transfer or acquire the undivided co-ownership interests in the receivables existing thereunder in the manner described under “Operations of the Trust — The Assignment and Transfer of Account Assets — Addition of Accounts” and “Operations of the Trust — The Assignment and Transfer of Account Assets — Removal of Accounts”.

The Receivables

The “receivables” in which the Trust will acquire an undivided co-ownership interest will be the amounts (other than amounts arising in accounts which are purchased by the Seller or the Servicer pursuant to the Pooling and Servicing Agreement) owing by an obligor under an Account from time to time including all principal receivables and finance charge receivables as adjusted for Credit Adjustments. The aggregate dollar amount of receivables (and therefore the Pool Balance) fluctuates from day to day as new receivables are generated in the Accounts and as existing receivables are collected, written-off or otherwise adjusted. The “Pool Balance” means, for a day, the aggregate amount of all principal receivables owing under the Accounts on the day, less all Written-Off Amounts on such day plus, if Participations have been added in accordance with the Pooling and Servicing Agreement, the aggregate principal amount, invested amount or equivalent amount due under such Participations as determined in accordance with the amendment to the Pooling and Servicing Agreement to be entered into pursuant to the section of the Pooling and Servicing Agreement relating to addition of Accounts. “Principal receivables” means, with respect to an Account, any amount billed to an obligor under the related Credit Card Agreement in respect of (a) amounts charged for merchandise and services, (b) the amount of all cash advances, and (c) any other amounts with respect to the Account other than finance charge receivables which are designated by the Seller by notice to the Custodian from time to time to be included as principal receivables.

“Finance charge receivables” means, with respect to an Account, (A) any amount billed to a cardholder in respect of: (i) periodic credit or other finance charges; (ii) membership fees, if any; (iii) cash advance fees; (iv) service and transaction fees; (v) administrative fees and late charges; and (B) (a) applicable Interchange Fees; and (b) any other fee and amounts, other than principal receivables, with respect to the Account which are designated by the Seller by notice to the Custodian from time to time to be included as finance charge receivables.

“Written-Off Amount” means, at any time, the sum of all principal receivables balances in all Written-Off Accounts at that time.

Restrictions on Amendments to the Terms and Conditions of the Accounts

Under the Pooling and Servicing Agreement, the Seller may, subject to compliance with all applicable laws, change the terms and provisions of any or all of the Accounts established by it, the terms and provisions of the related Credit Card Agreement and its policies, practices and procedures relating to the operation of its credit card business, in any respect whatsoever (including the calculation of the amount and the timing of write-offs, periodic credit, finance or service charges and other fees or amounts charged or assessed with respect to or in connection with the Accounts and the designation, name or class of the applicable card or cards), but only if such change is made:

(a)	to comply with changes in applicable laws;

(b)	so that the terms and provisions of the Accounts, Credit Card Agreements and/or such policies, practices and procedures are, in the opinion of the Seller acting reasonably, competitive with those currently available to customers of its competitors or, in the opinion of the Seller acting reasonably, will be competitive with those which are expected to be made available by its competitors;

(c)	applicable to the comparable segment of Seller Credit Card Accounts, if any, owned or serviced by the Seller which have, in the opinion of the Seller, acting reasonably, the same or similar credit characteristics as the Accounts which are the subject of such change, and for such purpose the Retained Interest held by the Seller shall be deemed to constitute a comparable segment of the revolving credit card accounts owned or serviced by the Seller; or

(d)	in any other manner which, in the opinion of the Seller acting reasonably, is not materially detrimental to the interests of the Trust.

Addition of Accounts

If, as of the close of business on a Determination Day, the Pool Balance is less than the Required Pool Balance as determined on the following Reporting Day (after giving effect to the calculations, allocations, distributions and adjustments to be made on the following Distribution Day), the Seller shall, on or prior to the close of business on the tenth day following such Reporting Day, designate Seller Credit Card Accounts to be included as Additional Accounts or add participations representing undivided interests in or securities backed by a pool of assets consisting primarily of credit card receivables and collections thereon (“Participations”) if not prohibited under any Series Purchase Agreement, in each case as of such Reporting Day or any earlier date and Transfer undivided co-ownership interests in the related Account Assets to the Trust such that, after giving effect to such addition, the Pool Balance as of the close of business on such day is at least equal to the Required Pool Balance. The inclusion of Participations shall (i) be effected by an amendment by the Seller and the Custodian of the Pooling and Servicing Agreement which will not require the consent or approval of any Series Co-Owners, and (ii) be subject to the satisfaction of the Rating Agency Condition with respect to all Series.

In addition, the Seller may from time to time, in its sole discretion, subject as provided below, voluntarily designate Seller Credit Card Accounts to be included as Additional Accounts as of the applicable Addition Date and transfer, assign, convey and deliver to and deposit with the Custodian, all of the Seller’s present and future right, title and interest in, to and under the Account Assets arising under the Additional Accounts, and sell, transfer, assign and convey (collectively, “Transfer”) to the Series Co-Owners undivided co-ownership interests in the related Account Assets existing on and after a specified date (the “Addition Cut-Off Date”). Additional Accounts were added on February 29, 2000, March 1,

 2000, October 2, 2000, December 1, 2005, June 1, 2012, January 31, 2014, December 1, 2015, June 1, 2020 and November 18, 2022, having Addition Cut-Off Dates of February 29, 2000, March 1, 2000, October 2, 2000, November 30, 2005, June 1, 2012, January 31, 2014, December 1, 2015, June 1, 2020 and November 1, 2022, respectively.

Undivided co-ownership interests in the Account Assets of an Additional Account will automatically be Transferred to the Trust, effective on a date (the “Addition Date”) and as of the Addition Cut-Off Date, in each case as specified by the Seller in a written notice (the “Addition Notice”) delivered by the Seller to the Trust, the Custodian, the Servicer and each Rating Agency on or before the fifth Business Day prior to the related Addition Date. Such Additional Accounts may only be added if certain conditions are satisfied or waived, including: (A) the Seller shall have given the Custodian, the Servicer and each Rating Agency an appropriate Addition Notice (unless such notice requirement is otherwise waived by such Persons); (B) the Additional Account shall be an Eligible Credit Card Account as of the related Addition Cut-Off Date; (C) to the extent required by the Pooling and Servicing Agreement, the Servicer shall have deposited in the Collection Account all Collections with respect to such Additional Account since the Addition Cut-Off Date; (D) as of each of the Addition Cut-Off Date and the Addition Date, the Seller was not insolvent, shall not have been made insolvent by the Transfer resulting from the designation of such Additional Account and is not aware of any pending insolvency; (E) the addition of such Additional Account shall not result in the occurrence of an Amortization Event in respect of any Series; (F) the sum of (i) the aggregate amount of principal receivables as of the proposed Addition Cut-Off Date in the Seller Credit Card Accounts designated by the Seller in the Addition Notice and (ii) the aggregate amount of principal receivables in Seller Credit Card Accounts as of the applicable Addition Cut-Off Date(s) added as Additional Accounts during the 3 month period preceding the proposed Addition Cut-Off Date set forth in such Addition Notice, shall not exceed 15% of the aggregate Invested Amounts of all Series determined as of the Determination Day immediately preceding such 3 month period; (G) the sum of (i) the aggregate amount of principal receivables as of the proposed Addition Cut-Off Date in the Seller Credit Card Accounts designated by the Seller in the Addition Notice, and (ii) the aggregate amount of principal receivables in Seller Credit Card Accounts as of the applicable Addition Cut-Off Date(s) added as Additional Accounts during the 12 month period preceding the proposed Addition Cut-Off Date set forth in such Addition Notice shall not exceed 20% of the aggregate Invested Amounts of all Series determined as of the Determination Day immediately preceding such 12 month period or if such day precedes the date hereof, the aggregate Initial Invested Amount of all Series outstanding on the Closing Date; (H) the Seller shall have delivered to the Custodian an officer’s certificate (upon which, in the absence of knowledge to the contrary, it shall be entitled conclusively to rely without making inquiries with regard to the matters set forth therein and without liability in so relying), dated as of the Addition Date, confirming that, to the extent applicable, (i) the items set forth in (B), (C), (D), (F) and (G) above are true and correct in all material respects as of the Addition Date and, in the case of the items set forth in (B) and (D) above, as of the Addition Cut-Off Date, (ii) the Seller reasonably believes that the addition of such Additional Account will not result in the occurrence of an Amortization Event in respect of any Series, and (iii) the Seller has complied with all requirements of the Pooling and Servicing Agreement in respect of the Transfer of Account Assets in such Additional Account; and (I) the Rating Agency Condition with respect to all outstanding Series and the Related Securities shall have been satisfied in respect of the proposed addition of Accounts.

When used herein, “Series” means a series of ownership interests in the Account Assets created under the applicable Series Purchase Agreement.

“Determination Day” means the last day of each calendar month and when modified by the word “related” in respect of a particular Distribution Day or Determination Period means the Distribution Day immediately following such Determination Day or the Determination Period ending on such Determination Day, as applicable.

“Determination Period” means any period of days that begins on and includes the day immediately after a Determination Day (or in the case of the initial Determination Period the day following the applicable Closing Date) and ends on and includes the day that is the next succeeding Determination Day and, when modified by the word “related” in respect of a particular Determination Day, means such period of days that ends on and includes that particular Determination Day.

“Distribution Day” means, for any series ownership interest, the date specified as the Distribution Day in the related Series Purchase Agreement, if such day is not a Business Day, the next succeeding Business Day, and when modified by the word “related” in respect of a particular Determination Day or Determination Period means the immediately preceding Determination Day or the Determination Period ending on such Determination Day, as applicable.

“Rating Agency” means any rating agency selected from time to time by the Administrative Agent to provide a rating, and which does provide a rating, for any note issued by the Trust for funding the purchase of an ownership interest.

“Rating Agency Condition” means the requirement to obtain written confirmation from each Rating Agency that the proposed action will not result in a reduction or withdrawal of the then current rating of any Series, or of any Related Securities, which is in effect immediately before the taking of such action.

“Related Securities” means securities issued by any Series Co-Owner to fund or maintain the funding for the acquisition of an ownership interest by such Series Co-Owner.

“Reporting Day” means, in respect of a Determination Day, the fifth Business Day following such day.

“Required Pool Balance” means, for a day, an amount equal to the sum of all amounts, each of which is the product of (i) the Invested Amount of a Series for the day; and (ii) the maximum Required Pool Percentage for any Series at such time.

“Required Pool Percentage” means, with respect to any Series, the greater of 100% and the percentage specified therefor, if any, in the related Series Purchase Agreement and, in the case of the series ownership interest, means such percentage as set out in the related Series Purchase Agreement or such lesser percentage as shall satisfy the Rating Agency Condition.

“Series Purchase Agreement” means with respect to any Series, a series purchase agreement executed and delivered in connection with the creation and Transfer of one or more ownership interests of such Series and, if applicable, the creation and Transfer of additional ownership interests of such Series, which sets forth, among other things, the principal terms of the Series, as the same may be amended, supplemented, modified or restated.

Removal of Accounts

The Seller may designate one or more Accounts (each, a “Designated Account”), which, subject to the following conditions, shall cease to be Accounts on the applicable Removal Date:

(a)	the Seller shall deliver to the Custodian, each Series Co-Owner, any credit enhancement provider and each Rating Agency, a written notice (a “Removal Notice”) specifying the account numbers of the Designated Accounts and the date (the “Proposed Removal Date”) on which the receivables in the Designated Accounts will be paid or purchased, as applicable, which date shall be not less than 5 Business Days following the delivery of such notice;

(b)	the Pool Balance shall not be reduced to less than the Required Pool Balance, in each case determined as of the opening of business on the Removal Date;

(c)	the outstanding balance of receivables in the Designated Accounts on the second Business Day preceding the Proposed Removal Date (the “Designated Balance”) shall not exceed 10% of the Pool Balance as of the opening of business on the Proposed Removal Date;

(d)	the Seller shall pay on behalf of the applicable obligors the Designated Balance under the Designated Accounts, or purchase the receivables due thereunder, in each case by depositing cash, as Purchase Proceeds, in an amount equal to the Designated Balance outstanding under the Designated Accounts into the Collection Account on or prior to the Removal Date (subject to the Servicer’s entitlement to commingle funds (see “Operations of the Trust — Collection, Series Distribution and Series Reserve Accounts — Commingling”));

(e)	the Seller shall be deemed to represent and warrant as of the applicable Removal Date that in its reasonable belief the removal of the Designated Accounts on the Removal Date will not cause an Amortization Event in respect of any Series to occur or cause the Pool Balance to be less than the Required Pool Balance;

(f)	the Rating Agency Condition with respect to all Series and the Related Securities shall have been satisfied in respect of the proposed removal of Accounts; and

(g)	any Account to be removed is selected, in all material respects, (A) on a random basis, (B) as a result of the action or inaction of a third party, which, for greater certainty, may include the applicable obligor in respect of non-repayment of a receivable, and not the unilateral action of the Seller, or (C) in accordance with procedures determined by the Co-Owners and reasonably believed by the Seller not to be adverse to the Co-Owners or the noteholders.

On the day on which the Designated Balance is paid or purchased and the conditions specified above with respect to a Designated Account are satisfied (a “Removal Date”), such Designated Account will thereupon be removed and will cease to be an Account (a “Removed Account”) and upon the written request of the Seller, the Custodian on behalf of all Series Co-Owners and credit enhancement providers shall execute and deliver to the Seller a reassignment of such Person’s interest in the related Account Assets, in form reasonably satisfactory to the Seller.

Purging of Accounts

An Account will cease to be an Account (each, a “Purged Account”) on the date (the “Purging Date”) on which the following conditions are satisfied:

(a)	such Account has no receivables outstanding; and

(b)	such Account is terminated in accordance with the Servicer’s practices and procedures for terminating inactive Seller Credit Card Accounts, including terminations in circumstances where such Seller Credit Card Account has been inactive for a period of time.

The Seller shall be deemed to represent and warrant as of the applicable Purging Date that the conditions specified in clauses (a) and (b) immediately above have been satisfied with respect to such Purged Account.

Mandatory Purchase of Account Assets

RBC, in its capacity as the Seller, has made certain representations and warranties in the Pooling and Servicing Agreement relating to, among other things, the Account Assets. If certain of these representations and warranties of RBC, in its capacity as Seller, with respect to any Account Assets are found to have been incorrect when made and such incorrect representations or warranties have a material adverse effect on any series ownership interest or the ownership interests of other Series and continue to be incorrect or unremedied, and continue to have such a material adverse effect, for a period of 30 Business Days or such longer period (not in excess of 150 days) as may satisfy the Rating Agency Condition after delivery by the Custodian, the Trust or any other Series Co-Owner of a written notice to RBC, then, subject to certain conditions specified in the Pooling and Servicing Agreement, RBC is required to purchase such affected Account Assets from the Trust or other applicable Series Co-Owners, as the case may be, on or before the expiry of such 30 Business Day or longer period. RBC, in its capacity as the Servicer, has also made certain representations, warranties and covenants relating to the Account Assets. If RBC, in its capacity as Servicer, fails to comply with certain representations, warranties or covenants and such non-compliance has a material adverse effect on a Series Co-Owner’s interest in any Account Assets and continues unremedied for a period of 30 Business Days after delivery by the Custodian or the Trust of written notice thereof to RBC, then, subject to certain conditions specified in the Pooling and Servicing Agreement, RBC is required to purchase such affected Account Assets from the Trust on or before the expiry of such 30 Business Day period.

Series Ownership Interests

Description

Each series ownership interest includes an undivided co-ownership interest in the Account Assets. Neither the Trust nor the Seller will have a separate interest in any receivable under any particular Account. As the purchaser of a series ownership interest, the Trust will be entitled to receive a portion of the Collections, and will bear a share of the Written-Off Amounts, as more particularly described below. This summary of the series ownership interests does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all of the provisions of the Pooling and Servicing Agreement and the applicable Series Purchase Agreement. See “Material Contracts”.

The “series ownership interest” means, with respect to any Series, the ownership interest to be purchased by the Trust with the sale proceeds of the notes issued to fund such Series.

An “ownership interest” includes:

(a)	an undivided co-ownership interest in and to the Account Assets, as provided, created and sold pursuant to the related Series Purchase Agreement;

(b)	an interest in any credit enhancement relating to the Series; and

(c)	an interest in the funds on deposit in any Series Accounts in respect of the Series and all investments of such deposits and the proceeds therefrom;

together with the proceeds thereof. For greater certainty, the Retained Interest is not an ownership interest.

The Invested Amount

As indicated above, the Trust’s proportionate interest in the Account Assets under any series ownership interest will be calculated by reference to the Invested Amount of the related Series. The Invested Amount for a Series will be reduced to reflect the Trust’s share of losses arising from the write-off of principal receivables and distributions to the Trust of amounts in reduction of the Invested Amount for such Series. The Invested Amount will be increased to recover previous reductions arising from write-offs to the extent that the Trust’s share of Finance Charge Receivable Collections exceeds amounts required by the Trust to pay its interest and other expenses. On the Closing Date for a Series, the “Invested Amount” of the applicable series ownership interest will be equal to the initial invested amount (in respect of a series ownership interest, the “Initial Invested Amount”) specified in the applicable Series Purchase Agreement and, for each Determination Day thereafter, for such series ownership interest will be the amount, in dollars, equal to:

(a)	the Invested Amount of the Series on the preceding Determination Day;

plus,

(b)	an amount equal to the lesser of: (i) the sum of (A) the product of the (x) Floating Allocation Percentage for the Series for the related Determination Period and (y) the amount of all principal receivables which became Written-Off Amounts during the related Determination Period, and (B) the Cumulative Invested Amount Deficiency for the Series on the preceding Determination Day, if any; and (ii) the Excess Finance Charge Receivable Collections for the Series for the related Determination Period;

minus,

(c)	the product of (i) the Floating Allocation Percentage for the Series for the related Determination Period and (ii) the amount of all principal receivables which became Written-Off Amounts during the related Determination Period;

minus,

(d)	the amount of any deposit made into the related Series Distribution Account on the related Distribution Day in reduction of the Invested Amount.

“Floating Allocation Percentage” means, for any Series for any Determination Period, the fraction, expressed as a percentage, (a) the numerator of which is the Invested Amount of the Series at the close of business on the immediately preceding Determination Day, or, in the case of the first Determination Period for such Series, the Initial Invested Amount, and (b) the denominator of which is the Pool Balance at the close of business on the immediately preceding Determination Day.

“Aggregate Ownership Amount” means, for any day other than a Determination Day, the sum of all Invested Amounts for all Series as of the close of business on the immediately preceding day, and for any Determination Day, the sum of all Invested Amounts, in each case, for all Series existing on such day or Determination Day, as the case may be.

“Finance Charge Receivable Collections” means, in respect of any Determination Period, the amount of Collections and Purchase Proceeds received by the Servicer and allocated by the Servicer to finance charge receivables plus the amount of Recoveries received by the Servicer, in each case for such Determination Period.

“Excess Finance Charge Receivable Collections” means, with respect to a Series and in respect of any Determination Period, the amount by which the Series Income Share for such Series exceeds the Maximum Series Entitlement for such Series, in each case for such Determination Period.

“Series Income Share” means, in respect of any Determination Period, an amount equal to the product of:

(a)	the Floating Allocation Percentage; and

(b)	Finance Charge Receivable Collections;

in each case for such Determination Period.

“Maximum Series Entitlement” means, in respect of any Determination Period and a Series, an amount, which shall not be less than zero, equal to the aggregate of:

(a)	the Funding Costs incurred or accrued in respect of the applicable series ownership interest for the related Interest Period;

(b)	the Additional Funding Expenses incurred in respect of the applicable series ownership interest for such Determination Period; and

(c)	the Cumulative Entitlement Deficiency, if any, for the applicable series ownership interest on the immediately preceding Determination Day, less withdrawals from the related Series Reserve Account in respect thereof on the immediately preceding Distribution Day.

“Cumulative Invested Amount Deficiency” means, in relation to a series ownership interest for a Determination Day, an amount, which shall not be less than zero, equal to:

(a)	the Cumulative Invested Amount Deficiency for the Series on the immediately preceding Determination Day;

plus:

(b)	the product of (i) the Floating Allocation Percentage for the Series for the related Determination Period, and (ii) the amount of all principal receivables which became Written-Off Amounts during the related Determination Period;

minus:

(c)	the Excess Finance Charge Receivable Collections for the related Determination Period;

minus:

(d)	the amount, if any, withdrawn from a Series Account in respect of the Cumulative Invested Amount Deficiency in accordance with the related Series Purchase Agreement on the immediately preceding Distribution Day.

“Pool Expenses” means, for or in respect of any Determination Period, collectively, all fees and all expenses payable under the Pooling and Servicing Agreement and under any Series Purchase Agreement for such Determination Period which are payable to:

(a)	the Custodian;

(b)	any successor Servicer; and

(c)	the fees and expenses of the independent auditor in respect of the annual reports required by the Pooling and Servicing Agreement.

“Cumulative Entitlement Deficiency” means with respect to a series ownership interest for a Determination Day, an amount, which shall not be less than zero, equal to the amount, if any, by which:

(a)	the Maximum Series Entitlement for such series ownership interest for the related Determination Period determined in accordance with the related Series Purchase Agreement exceeds

(b)	the Series Income Share for such series ownership interest for the related Determination Period.

“Interest Period” means, with respect to any Distribution Day, the period from and including the preceding Distribution Day (or the Closing Date in the case of the first Distribution Day) to and excluding such Distribution Day and the “Related Interest Period” for any Determination Period is the Interest Period ending immediately before the Distribution Day immediately following such Determination Period.

“Series Allocable Percentage” means, in respect of a Determination Period and a Series, the fraction expressed as a percentage, the numerator of which is the principal amount of the outstanding notes issued to fund the applicable series ownership interest on the Determination Day immediately preceding such Determination Period (after all calculations, adjustments, allocations and distributions required to be made in respect of such Determination Day have been made) and the denominator of which is equal to the sum of the principal amount of and on all other indebtedness of the Trust (including the outstanding notes) on such Determination Day (except where referenced in paragraph (c)(ii) of the definition of “Additional Funding Expenses”, in which case the denominator shall be equal to the sum of the principal amount of and on all other indebtedness of the Trust (including the outstanding notes) on such Determination Day, which have been issued under the Trust Indenture).

Collection, Series Distribution and Series Reserve Accounts

Collection Account

The Servicer has established and shall cause to be maintained a segregated account with an Eligible Institution (an “Eligible Deposit Account”), in the name of the Custodian, as agent for the Series Co-Owners from time to time and the Seller (the “Collection Account”). Collections and Purchase Proceeds will be deposited into the Collection Account by the Servicer, except in the circumstances described below. The proportionate share of such Collections which the Trust in respect of a series ownership interest is entitled to receive will thereafter be transferred to the applicable Series Distribution Account or other related Series Accounts as may be directed by the Trust. Any amounts remaining in the Collection Account following such distributions will be deemed to be distributed to the Seller in respect of the Retained Interest. As the initial Servicer, the Seller will collect and administer the receivables as agent for and on behalf of itself and the Trust, as co-owners thereof.

The Custodian holds the amounts in the Collection Account as agent for the Trust, the Seller and any other co-owner and, upon the direction of the Servicer, distributes amounts from the Collection Account to the Trust, the Seller and any other co-owner as described under “Operations of the Trust — Revolving Period — Collections — Allocation of Collections and Availability of Collections Allocable But Not Distributed to Other Series”.

Funds in the Series Accounts in respect of the Series 202●-● ownership interest that are to be invested generally will be invested in book-entry securities, negotiable instruments, or securities (“Eligible Investments”) represented by instruments in bearer or registered form payable in Canadian dollars that mature no later than the next Distribution Day such that funds are available for distribution on such Distribution Day in accordance with this Series 202●-● Purchase Agreement, the Trust Indenture and the Series Supplement, which evidence: (a) direct obligations of, and obligations fully guaranteed as to timely payment by, the Government of Canada or any agency or instrumentality thereof the obligations of which are backed by the full faith and credit of the Government of Canada; (b) short term or long term unsecured debt obligations issued or fully guaranteed by a province or municipality of Canada provided that such debt obligations receive a short-term or long-term credit rating of “Prime-1” or better or “Aa3” or better from Moody’s Investors Service, Inc. (“Moody’s”), a credit rating of “R-1(low)” or better or “A” or better from DBRS Limited (“DBRS”) and a credit rating of “F1+” or “AA-” or better from Fitch Ratings, Inc. (“Fitch”) for securities that are scheduled to mature greater than 30 days following the date of the investment, and “F1” or better or “A” or better from Fitch for securities that are scheduled to mature within 30 days of the date of the investment; (c) demand deposits, time deposits or certificates of deposit of any chartered bank or trust company or credit union or cooperative credit society incorporated under the laws of Canada or any province thereof and subject to supervision and examination by federal banking or depository institution authorities; provided, however, that at the time of the investment or contractual commitment to invest therein, the commercial paper or other short-term unsecured debt obligations (other than such obligations the rating of which is based on the credit of a Person other than such depository institution or trust company) thereof shall have a short-term credit rating of “Prime-1” or better from Moody’s, a short-term credit rating of “R-1(low)” or better from DBRS and a credit rating of “F1+” or better or “AA-” or better from Fitch for securities that are scheduled to mature greater than 30 days following the date of the investment, and “F1” or better or “A” or better from Fitch for securities that are scheduled to mature within 30 days of the date of the investment; (d) call loans to and notes or bankers’ acceptances issued or accepted by any bank, trust company, credit union or co-operative society described in (c) above; (e) commercial paper having, at the time of the investment or contractual commitment to invest therein, a short-term credit rating of “Prime-1” or better from Moody’s, a short-term credit rating of “R-1 (low)” or better (in the case of commercial paper of a corporation) or “R-1(high)(sf)” or better (if the case of asset-backed commercial paper backed by global style liquidity) from DBRS and a short term credit rating of “F1+” or better (in the case of commercial paper of a corporation scheduled to mature greater than 30 days following the date of the investment), “F1” or better (in the case of commercial paper of a corporation scheduled to mature within 30 days of the date of the investment) or “F1+sf” (in the case of asset-backed commercial paper backed by global style liquidity) from Fitch; (f) investments in money market funds having a rating of “Aaa-mf” by Moody’s, “AAA” by DBRS and “AAAmmf” from Fitch, when purchased; (g) demand deposits, term deposits and certificates of deposit which when purchased are issued by an entity, the commercial paper of which has a short-term credit rating of “Prime-1” or better by Moody’s, a short-term credit rating of “R-1(low)” or better from DBRS and a credit rating of “F1+” or “AA-” or better from Fitch for securities that are scheduled to mature greater than 30 days following the date of the investment, and “F1” or “A” or better from Fitch for securities that are scheduled to mature within 30 days of the date of the investment; (h) any other investment with respect to the investment in which the Rating Agency Condition shall have been satisfied at the time of the investment therein or contractual commitment to invest therein; (i) deposits in the Collection Account; or (j) deposits in a fully segregated trust account established and maintained with an Eligible Institution or such other institution as satisfies the Rating Agency Condition.

Any earnings (net of losses and investment expenses) on funds in the Series Accounts will be paid or allocated as specified in the Pooling and Servicing Agreement and the applicable Series Purchase Agreement.

Pursuant to the Series 202●-● Purchase Agreement, an “Eligible Institution” means (a) any trust company (including the Issuer Trustee) or Schedule I chartered bank incorporated under the laws of Canada (including an affiliate of the Custodian or Issuer Trustee) or any province thereof (i) which has (A) a long-term unsecured debt rating of “A” or better by DBRS or a certificate of deposit rating or short-term credit rating of “R-1(low)” or better by DBRS, (B) (x) a long-term certificate of deposit rating (if assigned) or issuer default rating (if no long-term certificate of deposit rating is assigned) of “A” or better or a long-term unsecured debt rating of “A” or better by Fitch or (y) a short-term certificate of deposit rating (if assigned) or issuer default rating (if no short-term certificate of deposit rating is assigned) of “F1” or better or short-term credit rating of “F1” or better by Fitch and (C) either a long-term counterparty risk assessment rating of “A2” or better or a certificate of deposit rating or short term credit rating of “Prime-1” or better by Moody’s, and (ii) whose deposits are insured by Canada Deposit Insurance Corporation or its successors, or (b) any institution that otherwise satisfies the Rating Agency Condition.

“Purchase Proceeds” means the funds to be deposited into the Collection Account (including funds that, but for allowed commingling, would be required to be so deposited):

(a)	by the Seller in respect of mandatory purchases by the Seller (see “Operations of the Trust — The Assignment and Transfer of Account Assets — Mandatory Purchase of Account Assets”);

(b)	by the Seller in respect of the purchase of the receivables under Designated Accounts which are subject to purchase by the Seller pursuant thereto; and

(c)	by the Servicer in respect of the purchase of the receivables which are subject to purchase by the Servicer pursuant to the clean-up repurchase option (see “Operations of the Trust — Accumulation, Amortization and Repurchase — Clean-up Repurchase Option”).

Series Accounts

The Servicer will establish and maintain for the benefit of the Trust with respect to each Series a “Series Distribution Account” and a “Series Reserve Account”, each of which will be an Eligible Deposit Account and will constitute a “Series Account” in respect of the related series ownership interest.

“Series Distribution Account” means, in respect of a series ownership interest, the segregated Eligible Deposit Account established in the name of the Trust in accordance with the Pooling and Servicing Agreement and the related Series Purchase Agreement for the purpose of depositing therein all distributions made in respect of such series ownership interest.

“Series Reserve Account” means, in respect of a series ownership interest, the segregated Eligible Deposit Account established in the name of the Custodian as agent for the Seller and the Trust in accordance with the Pooling and Servicing Agreement and the related Series Purchase Agreement.

Distribution Notice

On each Closing Date, the Trust will provide written notice to the Servicer (the “Distribution Notice”), specifying each distribution which the Servicer is obligated to make to the Trust in respect of the related series ownership interest.

The Distribution Notice in respect of a Series will be effective until the earlier of (a) the Distribution Day on which the Invested Amount of the related series ownership interest has been reduced to zero, and (b) the Prescription Date with respect to such Series.

Requirement to Make Deposits into the Collection Account

Subject to the right of the Servicer to commingle as described below, the Servicer must deposit Collections into the Collection Account not later than the second Business Day after the date of processing thereof, and must deposit Purchase Proceeds and payments in respect of Credit Adjustments in the Collection Account on the day required by the Pooling and Servicing Agreement as described herein, provided that:

(a)	so long as the Partial Commingling Condition is met and the Servicer has a rating from DBRS of at least “BBB (low)” or “R-2 (low), the Servicer will only be required to deposit Collections, Purchase Proceeds and amounts in respect of Credit Adjustments into the Collection Account on a Business Day in an aggregate amount equal to the amount which is required to be deposited into the Collection Account pursuant to the Distribution Notice, plus the amount of any Pool Expenses payable on the next succeeding Business Day or for which the Servicer determines on the day to withhold and accumulate funds for payment thereafter;

(b)	if at any time prior to a date on which a distribution is to be made, the amount of Collections, Purchase Proceeds and amounts in respect of Credit Adjustments deposited into the Collection Account exceeds the amount required to be deposited pursuant to (i) above, the Servicer will be permitted to instruct the Custodian to withdraw the excess from the Collection Account and distribute the amount withdrawn in accordance with the Servicer’s instructions. Such excess, together with the amount of Collections, Purchase Proceeds and amounts in respect of Credit Adjustments for a day which are not required to be deposited by the Servicer pursuant to (i) above, shall be deemed to be allocated and distributed in respect of the Retained Interest; and

(c)	if on any Business Day (a) the Servicer is required pursuant to the Pooling and Servicing Agreement to deposit Collections into the Collection Account not later than the second Business Day after the date of processing thereof, (b) the Servicer continues to commingle excess Collections, Purchase Proceeds and amounts in respect to Credit Adjustments as permitted by the Pooling and Servicing Agreement, and (c) the daily asset test described in paragraph (a) of the definition of Partial Commingling Condition indicates that the Pool Balance is less than the Required Pool Balance for on such Business Day, then (w) the Servicer shall thereafter deposit Collections into the Collection Account not later than the second Business Day after the date of processing thereof, and (x) no payment shall be made to the Seller with respect to its Retained Interest pursuant to the Pooling and Servicing Agreement or pursuant to any Series Purchase Agreement until (y) the Pool Balance is at least equal to the Required Pool Balance or (z) an Amortization Event has occurred pursuant to clause (l) of the definition of Amortization Event, in which case the Seller will only receive payments with respect to its Retained Interest in accordance with the provisions of the Pooling and Servicing Agreement that apply upon the occurrence of an Amortization Event.

“Credit Adjustments” means a reduction in the aggregate amount of principal receivables with respect to any principal receivable (i) which was created in respect of merchandise returned by the obligor thereunder or which the obligor thereunder has disputed, or (ii) which is reduced by the Servicer as a result of any rebate, refund, billing error, disputed item, NSF cheque, fraudulent charge or similar payment reconciliation.

“Partial Commingling Condition” means a requirement that:

(a)	an asset test be conducted by the Servicer on each Business Day to ensure that the Pool Balance as of the close of business on such day is at least equal to the Required Pool Balance;

(b)	a daily monitoring of the occurrence of any Amortization Event be completed by the Servicer; and

(c)	on or before the fifth Business Day following each calendar month and unless there has been a breach of the daily asset test described in clause (a) or an Amortization Event has occurred during such calendar month, the Servicer shall have delivered to the Rating Agencies an officer’s certificate confirming that (i) the daily asset test referred to in paragraph (a) above has been completed by the Servicer on each Business Day of such calendar month and that no breach of the daily asset test occurred on any Business Day during such calendar Month, and (ii) no Amortization Event has occurred on or prior to the last Business Day of such calendar month.

Commingling

Pursuant to the Series 202●-● Purchase Agreement, for so long as (i) RBC remains the Servicer and (ii) (x) RBC maintains a certificate of deposit or short term credit rating of “R-1(low)” or better by DBRS, a certificate of deposit or short term credit rating of “Prime-1” or better by Moody’s, and a short term certificate of deposit (if assigned) or issuer default rating (if no short-term certificate of deposit rating is assigned) of “F1” or better or a short term credit rating of “F1” or better from Fitch and a long-term certificate of deposit rating (if assigned) or issuer default rating (if no long-term certificate of deposit rating is assigned) or a long term unsecured debt rating of “A” or better from Fitch or (y) the obligations of the Servicer to deposit Collections into the Collection Account are fully guaranteed by an entity with a certificate of deposit or short term credit rating of “R-1(low)” or better by DBRS, a certificate of deposit or short term credit rating of “Prime-1” or better by Moody’s, and a certificate of deposit or short term credit rating of “F1” or better and a long term unsecured debt rating of “A” or better from Fitch, and for two Business Days following any reduction or withdrawal of either such rating, the Servicer need not make the daily deposits of Collections into the Collection Account as provided in the preceding section, but rather may delay the making of such payment and may commingle and use such amounts with and as its general funds. The Servicer will make a single deposit of Collections for each Determination Period in the Collection Account in immediately available funds not later than 12:00 noon (Toronto time) on the related Distribution Day provided that in calculating the amount of such deposit, (x) the Servicer will be required to deposit Collections into the Collection Account only up to the aggregate amount of Collections required to be deposited into the Series Distribution Account in respect of the Series 202●-● ownership interest or, without duplication, paid on or prior to the related Distribution Day to the Trust pursuant to the terms of the Series 202●-● Purchase Agreement and (y) if at any time prior to such Distribution Day the amount of Collections deposited in the Collection Account exceeds the amount required to be deposited pursuant to clause (x) above, the Servicer will be permitted to withdraw the excess from the Collection Account. To the extent that amounts are deposited by the Servicer directly to the Series Distribution Account in respect of the Series 202●-● ownership interest, such amounts will be deemed to have been deposited to and withdrawn from the Collection Account and deposited in the Series Distribution Account in respect of the Series 202●-● ownership interest.

Pursuant to the Series 202●-● Purchase Agreement, for so long as (a) RBC remains the Servicer and (b) RBC maintains a certificate of deposit or short term credit rating of “R-1(middle)” or better by DBRS, a certificate of deposit or short term credit rating of “Prime-1” or better by Moody’s, and a short-term certificate of deposit (if assigned) or issuer default rating (if no short-term certificate of deposit rating is assigned) of “F1” or better or a short term credit rating of “F1” or better from Fitch and a long-term certificate of deposit rating (if assigned) or issuer default rating (if no long-term certificate of deposit rating is assigned) or a long term unsecured debt rating of “A” or better from Fitch, then during the Revolving Period and Accumulation Period in respect of the Series 202●-● ownership interest the Servicer need not make deposits of Funding Costs for the Series 202●-● ownership interest into the Series Distribution Account in respect of the Series 202●-● ownership interest until the Interest Payment Date on which payments of interest are due on the notes, and prior thereto may commingle and use such amounts with and as its general funds.

The Series Reserve Accounts

The Trust will receive, in those circumstances specified below, funds, if any, deposited to the Series Reserve Accounts. Funds in a Series Reserve Account will be available to the extent of the lesser of the sum of the Cumulative Invested Amount Deficiency and the Cumulative Entitlement Deficiency and the balance on deposit in the Series Reserve Account, if the funds otherwise distributable to the Trust in respect of the related series ownership interest from time to time are insufficient to pay interest due on the notes issued to fund such series ownership interest on each Interest Payment Date to maintain the Trust’s investment in the Account Assets and to pay the principal of the notes issued to fund such series ownership interest when payable. See “Certain Features of Series 202●-● Ownership Interest and Notes — Payment Priorities” in Part I of this prospectus.

In respect of a Series, on each Distribution Day following the occurrence of a Reserve Event with respect to such Series which is continuing, the Servicer shall direct the Custodian to withdraw from the Collection Account and deposit to the related Series Reserve Account an amount which is equal to the amount by which: (x) the Excess Finance Charge Receivable Collections for such Series and the related Determination Period, exceed (y) the sum of (A) the Floating Allocation Percentage for such series of the amount of all principal receivables which became Written-Off Amounts during the related Determination Period, if any, and (B) during the Accumulation Period or Amortization Period, amounts deposited in respect of the Cumulative Invested Amount Deficiency in respect of the related series ownership interest on the Determination Day immediately preceding the related Determination Day, less the amount, if any, withdrawn from such Series Reserve Account in respect of such Cumulative Invested Amount Deficiency on the Distribution Day related to such immediately preceding Determination Day (the “Reserve Account Available Collections”) until the Available Reserve Amount is equal to the Required Reserve Amount.

If on any Distribution Day the Series Principal Collections, Available Excess Collections and Finance Charge Receivable Collections available in respect of a series ownership interest are insufficient to satisfy amounts to be deposited to the Series Distribution Account in accordance with a related Distribution Notice, the lesser of (i) the sum of any Cumulative Invested Amount Deficiency and any Cumulative Entitlement Deficiency, in each case for such series ownership interest and (ii) the balance on deposit in the related Series Reserve Account, will be withdrawn from such Series Reserve Account by the Custodian and deposited into the related Series Distribution Account.

In respect of a Series, on the earliest of (a) the Distribution Day on which the Invested Amount of the applicable series ownership interest is zero, (b) the Reporting Day on which a Reserve Event ceases to exist, and (c) the Prescription Date with respect to the applicable Series, the Custodian shall release the balance, if any, on deposit in the related Series Reserve Account in respect of a Reserve Event to the Seller in respect of its Retained Interest therein. If at any time the Available Reserve Amount accumulated in respect of a Reserve Event exceeds the Required Reserve Amount, plus, during the period described in the immediately following paragraph, [0.75]% (or such percentage as specified in the Series Purchase Agreement) of the Initial Invested Amount of such series ownership interest, the Custodian shall immediately release such excess to the Seller in respect of its Retained Interest.

In addition to the deposits to the Series Reserve Account required upon the occurrence and continuance of a Reserve Event in respect of a Series, the Servicer shall direct the Custodian to withdraw from the Collection Account and deposit to the Series Reserve Account the applicable Reserve Account Available Collections on the following Distribution Days (unless otherwise specified in the Series Purchase Agreement):

(a)	if the Excess Spread Percentage determined on the immediately preceding Reporting Day is less than or equal to [2.00]%, the Distribution Day that precedes the Accumulation Commencement Day by 12 months and each subsequent Distribution Day;

(b)	if the Excess Spread Percentage determined on the immediately preceding Reporting Day is greater than [2.00]% but less than or equal to [3.00]%, the Distribution Day that precedes the Accumulation Commencement Day by 6 months and each subsequent Distribution Day;

(c)	if the Excess Spread Percentage determined on the immediately preceding Reporting Day is greater than [3.00]% but less than or equal to [4.00]%, the Distribution Day that precedes the Accumulation Commencement Day by 4 months and each subsequent Distribution Day; and

(d)	if the Excess Spread Percentage determined on the immediately preceding Reporting Day is greater than [4.00]%, the Distribution Day that precedes the Accumulation Commencement Day by 3 months and each subsequent Distribution Day;

until the amount deposited to the applicable Series Reserve Account in respect of this requirement is equal to [0.75]% (or such percentage as specified in the Series Purchase Agreement) of the Initial Invested Amount. The amount so deposited will be in addition to the Required Reserve Amount, if any, and will be held in the applicable Series Reserve Account, unless withdrawn for deposit to the applicable Series Distribution Account, until the earlier of: (a) the Distribution Day on which the Invested Amount of the applicable series ownership interest is reduced to zero, and (b) the Prescription Date with respect to the applicable Series.

A “Reserve Event” shall occur with respect to a series ownership interest if, on a Reporting Day, the number, expressed as a percentage (the “Excess Spread Percentage”), equal to 12 times:

(a)	(i) the average Series Income Share for such series ownership interest during the three Determination Periods preceding such Reporting Day, minus (ii) the sum of (A) the Funding Costs and Additional Funding Expenses, and (B) the Series Pool Losses, in each case, for such series ownership interest averaged over such three Determination Periods preceding such Reporting Day, divided by

(b)	the Invested Amount of such series ownership interest averaged over such three Determination Periods preceding such Reporting Day,

is less than [4.00]%, and a Reserve Event shall continue until the next Reporting Day on which the average of the Excess Spread Percentage for the three Determination Periods preceding such Reporting Day equals or exceeds [4.00]%.

“Required Reserve Amount” means, with respect to a series ownership interest during a period in which a Reserve Event has occurred and is continuing, an amount equal to the following (unless otherwise specified in the Series Purchase Agreement):

(a)	[5.00]% of the Initial Invested Amount of such series ownership interest, if the Excess Spread Percentage is [1.50]% or less;

(b)	[2.00]% of the Initial Invested Amount of such series ownership interest, if the Excess Spread Percentage is greater than [1.50]% but equal to or less than [2.50]%;

(c)	[1.50]% of the Initial Invested Amount of such series ownership interest if the Excess Spread Percentage is greater than [2.50]% but equal to or less than [3.50]%;

(d)	[1.00]% of the Initial Invested Amount of such series ownership interest if the Excess Spread Percentage is greater than [3.50]% but less than [4.00]%; and

(e)	in all other circumstances, zero,

less, in each case, the cumulative amount withdrawn from the related Series Reserve Account and deposited to the related Series Distribution Account.

“Available Reserve Amount” means, for any Distribution Day in relation to a series ownership interest, the amount, if any, on deposit in the related Series Reserve Account on such day prior to the making of any deposits into or withdrawals from such Series Reserve Account as may be required on such day pursuant to the related Series Purchase Agreement.

“Series Principal Collections” means, in respect of a Determination Period for a Series, the sum of:

(a)	the product of: (A) the Series Share on the related Determination Day, and (B) the sum of the amount of Collections, Purchase Proceeds and amounts deposited to the Collection Account by the Seller in respect of Credit Adjustments received by the Servicer and allocated by the Servicer in accordance with the Pooling and Servicing Agreement to principal receivables; and

(b)	an amount equal to the lesser of: (A) the Excess Finance Charge Receivable Collections for such Series and such Determination Period; and (B) the sum of the Floating Allocation Percentage for such series of all principal receivables that became Written-Off Amounts during such Determination Period and the Cumulative Invested Amount Deficiency for the related series ownership interest on the related Determination Day, provided, however, that if for any Determination Period the sum of the Series Share for each Series exceeds 100%, then the Series Principal Collections for a Series determined in accordance with the foregoing means a pro rata allocation of Collections, Purchase Proceeds and amounts deposited to the Collection Account in respect of Credit Adjustments received by the Servicer and allocated by the Servicer in accordance with the Pooling and Servicing Agreement to principal receivables based on its Series Share.

“Series Pool Losses” means, in respect of a series ownership interest for a Determination Period, an amount equal to the product of (a) the Floating Allocation Percentage for such Series for such Determination Period, and (b) an amount equal to all principal receivables which became Written-Off Amounts during such Determination Period.

“Series Share” means, in respect of any Series for any day:

(a)	during the Revolving Period, the Floating Allocation Percentage with respect to such Series for such day; and

(b)	during the Accumulation Period or the Amortization Period, the Floating Allocation Percentage with respect to such Series on the last day of the Revolving Period for such Series.

Revolving Period — Collections

Allocation of Collections

Collections (other than Collections in respect of Recoveries which will only be allocated to Finance Charge Receivable Collections) will be allocated by the Servicer on each Business Day firstly to finance charge receivables and secondly to principal receivables. During the Revolving Period of a Series, the Trust will not be entitled to receive any distributions of amounts allocated to principal receivables in respect of the related series ownership interest. On each Distribution Day during the Revolving Period of a Series the Trust will be entitled to receive a share of the Collections allocated to finance charge receivables equal to the lesser of: (i) the Series Income Share, and (ii) the Maximum Series Entitlement, in each case less the Floating Allocation Percentage of the Pool Expenses for such Determination Period. The Maximum Series Entitlement will provide the Trust with sufficient funds to satisfy its interest obligations to holders of notes, or “noteholders”, of the related series and to pay its expenses.

Availability of Collections Allocable But Not Distributed to Other Series

Collections for a Business Day will be first allocated to each Series in an amount equal to the ownership allocation for the Series. If collections of principal receivables allocable on a Business Day to a Series are not required to be distributed to the related Series Co-Owner (see “Operations of the Trust — Collection, Series Distribution and Series Reserve Accounts — Distribution Notice”), then such collections of principal receivables (the “Excess Collections” for such Business Day) will be available for distribution to other Series Co-Owners in an amount equal to the excess of (a) the amount of collections of principal receivables required by such Series on such day for distribution (as determined by such Series’ then current distribution notice) over (b) collections of principal receivables allocable to such Series on such day for such Series (in respect of a Series, an “Excess Requirement” for the Business Day). If the aggregate of Excess Requirements for all Series on a Business Day exceeds the amount of Excess Collections on the Business Day, Excess Collections will be distributed pro rata among the applicable Series based on the relative amounts of their Excess Requirements. “Available Excess Collections” means for a Series and any Determination Period and the related Distribution Day, the aggregate amount of Excess Collections available for distribution to the Series on such Distribution Day. To the extent that Excess Collections exceed Excess Requirements, the Custodian, upon the direction of the Servicer, shall withdraw such amount from the Collection Account and distribute such excess.

Accumulation, Amortization and Repurchase

Accumulation Period

Subject to the commencement of an Amortization Period which has not been waived, the Revolving Period for a series ownership interest will end and the Accumulation Period (the “Accumulation Period”) will begin on its Accumulation Commencement Day. The “Accumulation Commencement Day” for a Series will be the earlier of (a) the day specified as such by the Servicer in a written notice delivered prior to such day to the Trust, the Custodian, the Indenture Trustee, and the Seller, and (b) the day specified in the related Series Purchase Agreement. In deciding whether the Accumulation Commencement Day should be earlier than the day specified in the related Series Purchase Agreement, the Servicer will determine whether the expected availability of Collections to the Trust based on an Accumulation Period commencing on the day specified in the related Series Purchase Agreement will be sufficient to repay the notes issued to fund the related series ownership interest on their respective Expected Final Payment Dates.

Unless and until the Amortization Period has commenced with respect to a Series, on each Distribution Day with respect to the Accumulation Period for such Series (commencing with the second Distribution Day following the end of the Revolving Period for such Series), there will be deposited to the related Series Distribution Account: (a) to the extent of the Series Ownership Entitlement an amount equal to the sum of (i) the related Funding Costs and Additional Funding Expenses for the related Determination Period minus (ii) the portion of the Pool Expenses attributable to the related series ownership interest for such Distribution Day; and (b) to the extent of the Series Principal Collections and the Available Excess Collections for the related Determination Period the lesser of (i) the Controlled Distribution Amount for such Series and such Distribution Day and (ii) the Invested Amount for such Series on the related Determination Day.

The amounts deposited in a Series Distribution Account during the related Accumulation Period will be used on the applicable Expected Final Payment Date to pay the principal of, and accrued and unpaid interest on, the notes issued to fund the related series ownership interest after payment of certain related Additional Funding Expenses. If on such date the balance on deposit in the applicable Series Distribution Account (including the amount withdrawn from the related Series Reserve Account, if any, for such date and deposited to the Series Distribution Account) is less than the amount necessary to pay the principal and the accrued and unpaid interest in respect of the notes issued to fund the related series ownership interest, the Amortization Period will commence with respect to such Series and thereafter on each Interest Payment Date the Trust will receive distributions in respect of the Series Ownership Entitlement, Series Principal Collections and Available Excess Collections, if any, until the earlier of (i) the Distribution Day on which the Invested Amount is reduced to zero and (ii) the Series Specific Prescription Date (the “Prescription Date”). The “Series Specific Prescription Date” for a series of notes is the date specified as such in the related Series Supplement. Even if the balance on deposit in the related Series Distribution Account on the related Expected Final Payment Date is insufficient to pay the principal of, and the accrued and unpaid interest on, the notes issued to fund the related series ownership interest in full, such balance will be paid to the holders of such notes at such time after payment of the related Additional Funding Expenses which rank in priority to the payments due on such notes as described under “Certain Features of Series 202●-● Ownership Interest and Notes — Payment Priorities” in Part I of this prospectus.

The Accumulation Period for a series ownership interest will end on the earliest of (i) the first Distribution Day on which the Invested Amount of such series ownership interest is reduced to zero, (ii) the Amortization Commencement Day for the related Series, if applicable, and (iii) the date specified in the related Series Purchase Agreement.

It is expected that the final distributions with respect to any series ownership interest will be made on the related Expected Final Payment Date, but the stated dollar amount of such series ownership interest may be reduced to zero earlier or later, as described herein.

“Series Ownership Entitlement” means, for a Determination Period and a series ownership interest, an amount, which shall not be less than zero, equal to the lesser of:

(a)	the Series Income Share for the Determination Period; and

(b)	the Maximum Series Entitlement for the Determination Period.

“Controlled Distribution Amount” means, for a Series and any Distribution Day during the Accumulation Period for such Series, an amount equal to the sum of the Controlled Accumulation Amount for such Distribution Day and the Accumulation Period Shortfall, if any, in each case for such Series, for the preceding Distribution Day.

“Controlled Accumulation Amount” means for any Series and any Distribution Day during the Accumulation Period for such Series, the amount specified as such in the related Series Purchase Agreement provided that if the related Accumulation Period commences earlier than the date specified in the related Series Purchase Agreement, the Controlled Accumulation Amount shall equal the product of: (i) the related Initial Invested Amount, and (ii) a fraction, the numerator of which shall be one and the denominator of which shall equal the number of Determination Periods during the related Accumulation Period.

“Accumulation Period Shortfall” means for any Series, (i) for the second Distribution Day during the Accumulation Period for such Series, the excess, if any, of the related Controlled Accumulation Amount over the Series Principal Collections and Available Excess Collections for such Series for the related Determination Period deposited to the related Series Distribution Account in respect of the Controlled Distribution Amount on such second Distribution Day, and (ii) for each subsequent Distribution Day during the related Accumulation Period, the excess, if any, of the Controlled Distribution Amount for such Distribution Day over the Series Principal Collections and Available Excess Collections for the related Determination Period deposited to the related Series Distribution Account in respect of the Controlled Distribution Amount for such Distribution Day, in each case with respect to such Series.

Amortization

An Amortization Period for any Series will commence on the “Amortization Commencement Day”, which will occur on the earlier to occur of: (a) in the case of certain Amortization Events, after the delivery by the Trust of a notice to the Servicer; and (b) automatically upon the occurrence of certain other Amortization Events (see below).

In respect of a Series, on each Distribution Day with respect to the Amortization Period, there will be withdrawn from the Collection Account and the related Series Reserve Account and deposited to the related Series Distribution Account, (a) an amount equal to the Series Ownership Entitlement for the related Determination Period and, to the extent of the funds available in such Series Reserve Account, the related Cumulative Entitlement Deficiency on the Distribution Day minus the portion of the Pool Expenses attributable to the related series ownership interest for such Distribution Day, and (b) the lesser of (i) the Series Principal Collections and Available Excess Collections for such Series and the related Determination Period and, to the extent of funds available in such Series Reserve Account, the related Cumulative Invested Amount Deficiency for such Distribution Day and (ii) the Invested Amount of such Series for the immediately preceding Reporting Day. On each Interest Payment Date during the related Amortization Period, all amounts deposited to a Series Distribution Account will be applied to the payment of the principal of, and accrued and unpaid interest on, the related Class A notes and thereafter to the payment of the principal of and interest on the related Class B notes and thereafter to the payment of the principal of and interest on the related Class C notes, in each case after the payment of certain related Additional Funding Expenses that rank in priority to the payments.

The occurrence of one or more of the following events in relation to a series ownership interest will constitute an “Amortization Event” in respect of the related Series:

(a)	(i) failure on the part of RBC, in its capacity as the Seller, or the Servicer, to make any distribution, transfer or deposit required in respect of such series ownership interest, or (ii) failure on the part of RBC, in its capacity as the Seller, or the Servicer, to observe or perform any covenant or agreement contained in the Pooling and Servicing Agreement or the applicable Series Purchase Agreement, if such failure has a material adverse effect on the ability of the Trust to satisfy its obligations to holders of the notes issued to fund the purchase of such series ownership interest (without regard to funds available in the related Series Reserve Account) and continues unremedied for a period of 60 days after delivery by the Custodian or the Trust of written notice thereof to the Seller or the Servicer;

(b)	any representation or warranty made by RBC, in its capacity as the Seller or the Servicer, in the Pooling and Servicing Agreement or the applicable Series Purchase Agreement, is found to have been incorrect when made, or any information required to be given by RBC, in its capacity as the Seller or the Servicer, is found to have been incorrect when given, and such incorrect representation, warranty or information has a material adverse effect on the ability of the Trust to satisfy its obligations to holders of the notes issued to fund the purchase of such series ownership interest (without regard to funds available in the related Series Reserve Account) and continues to be incorrect or unremedied for a period of 60 days after delivery by the Custodian or the Trust of written notice thereof to RBC or any successor Servicer;

(c)	the occurrence of a Servicer Termination Event in respect of such series ownership interest;

(d)	the average Series Income Share for such series ownership interest during the three preceding Determination Periods occurring during the Revolving Period is less than the sum of (A) the Funding Costs and Additional Funding Expenses, (B) the Series Pool Losses, and (C) the Contingent Successor Servicer Amount, in each case, for such series ownership interest averaged over such three preceding Determination Periods;

(e)	on any Determination Day, the average Payment Rate for the related Determination Period and the two immediately preceding Determination Periods, is less than 10% (or such other percentage specified in the related Series Purchase Agreement);

(f)	the sum of the Series Income Share for such series ownership interest for a Determination Period occurring during the Accumulation Period plus the Available Reserve Amount on the related Determination Day is less than the sum of (A) the Funding Costs and Additional Funding Expenses, and (B) the Series Pool Losses, in each case for such Determination Period and such Series;

(g)

on any Reporting Day, the sum of all amounts withdrawn from the related Series Reserve Account on or prior to such day in respect of a Cumulative Invested Amount Deficiency and Cumulative Entitlement Deficiency exceeds 2.00% (or such other percentage specified in the related Series Purchase Agreement) of the Initial Invested Amount of such series ownership interest;

(h)	on the related Expected Final Payment Date the balance on deposit in the related Series Distribution Account, after any amounts are deposited therein from the related Series Reserve Account, is insufficient to satisfy in full the interest and principal due on the notes issued to fund the purchase of such series ownership interest due on such date;

(i)	except where the Rating Agency Condition has been satisfied, the Seller, in respect of outstanding Accounts for which a Specified Account Designation is applicable, ceases to be a member, licensee or customer, as applicable, in good standing of the related Specified Account Designation Entity or the credit card system relating thereto, unless the Seller provides an Officer’s Certificate stating that the condition(s) resulting in its ceasing to be such a member, licensee or customer are being diligently contested or rectified;

(j)	except where the terms of the Pooling and Servicing Agreement with respect to reorganization have been complied with, there is commenced against the Seller or any successor Servicer any proceeding or the taking of any step by or against the Seller or any successor Servicer for the dissolution, liquidation or winding-up of the Seller or any successor Servicer for any relief from the laws of any jurisdiction relating to bankruptcy, insolvency, reorganization, arrangement, compromise or winding-up, or for the appointment of one or more of a trustee, receiver, receiver and manager, administrator, custodian, liquidator or other Person with similar powers with respect to the Seller or any successor Servicer unless such proceeding or step is being contested in good faith by the Seller or any successor Servicer, as the case may be;

(k)	the Pool Balance on any Determination Day is less than the Required Pool Balance on such day and such deficiency has not been remedied by the addition of Additional Accounts pursuant to the Pooling and Servicing Agreement within 10 days after the first Reporting Day on which such deficiency is identified by the Servicer;

(l)	a Related Event of Default shall have occurred and be continuing;

(m)	on any Business Day (A) the Servicer is required pursuant to the Pooling and Servicing Agreement to deposit Collections into the Collection Account not later than the second Business Day after the date of processing thereof, (B) the Servicer continues to commingle excess Collections, Purchase Proceeds and amounts in respect to Credit Adjustments as permitted by the Pooling and Servicing Agreement, and (C) the daily asset test described in paragraph (a) of the definition of Partial Commingling Condition indicates that the Pool Balance is less than the Required Pool Balance for on such Business Day and such deficiency has not been remedied by the addition of Additional Accounts pursuant to the Pooling and Servicing Agreement within ten days after the Business Day on which such deficiency is identified by the Servicer; or

(n)	on any Business Day (A) the Servicer is required pursuant to the Pooling and Servicing Agreement to deposit Collections into the Collection Account not later than the second Business Day after the date of processing thereof, (B) the Servicer continues to commingle excess Collections, Purchase Proceeds and amounts in respect to Credit Adjustments as permitted by the Pooling and Servicing Agreement, and (C) the Servicer fails to deliver to DBRS, if required, the officer’s certificate described in paragraph (c) of the definition of

Partial Commingling Condition on or before the date that is five Business Days after the date such delivery is required to be made.

In the case of an Amortization Event described in (a), (b), (c), (i) and (n) above, an Amortization Period will commence only if, after the applicable grace period, if any, either the Administrative Agent or the Issuer Trustee provides written notice (the “Amortization Event Notice”) to the Servicer of the Amortization Commencement Day for the Series, and the Amortization Period with respect to the Series will commence on the Amortization Commencement Day specified in such notice. In the case of an Amortization Event described in (d), (e), (f), (g), (h), (j), (k), (l) and (m) above, the Amortization Commencement Day will be deemed to be the day on which the Amortization Event occurs, without any notice or other action on the part of the Custodian or the Issuer Trustee.

“Amortization Period” means, with respect to a Series, a period commencing on the Amortization Commencement Day with respect to the Series and ending on the earlier of the first Reporting Day thereafter when the Invested Amount on the related Distribution Day is zero and all distributions to the Trust in respect of the Series Ownership Entitlement shall have been made, and the Prescription Date with respect to the such Series.

“Contingent Successor Servicer Amount” means, for any Determination Period, the amount equal to one-twelfth of the product of (a) 2% (or such other percentage specified in the related Series Purchase Agreement), and (b) the Invested Amount of the applicable series ownership interest on the related Determination Day.

“Payment Rate” means, for any Determination Period, a fraction (expressed as a percentage), the numerator of which is the aggregate amount of Collections (including Recoveries) for such Determination Period and the denominator is the amount of the Pool Balance as of the opening of business on the first day of such Determination Period.

Clean-up Repurchase Option

The Servicer may, as of any Distribution Day (the “Purchase Date”), purchase from the Trust all, but not less than all, of a series ownership interest owned by the Trust on the Purchase Date. The purchase will not be effected unless: (a) the Servicer has given written notice thereof to the Seller, the Trust, the Rating Agencies, any other Person so specified in the applicable Series Purchase Agreement and the Custodian, in each case not less than 10 days prior to the Purchase Date or such longer period as may be specified in such Series Purchase Agreement; and (b) the Invested Amount of the Series on the Purchase Date is less than or equal to 10% (or such other percentage specified in the related Series Purchase Agreement) of the Initial Invested Amount. The repurchase price for a series ownership interest shall equal the sum of: (A) the Invested Amount of the Series as of the Determination Day preceding the Purchase Date; and (B) an amount specified in the related Series Purchase Agreement in respect of the Series Ownership Entitlement; and (C) any additional amount specified to be included in the purchase price pursuant to the related Series Purchase Agreement. The Servicer shall satisfy the purchase price by depositing such amount to the Collection Account as Purchase Proceeds on the Purchase Date. The purchase price will be deposited by the Seller into the related Series Distribution Account and be applied by the Trust to make the payments relating to such Series described under “Certain Features of Series 202●-● Ownership Interest and Notes — Details of the Offering — The Notes” in Part I of this prospectus.

The Pooling and Servicing Agreement

The Custodian

The custodian appointed under the second amended and restated pooling and servicing agreement made as of October 30, 2009 (as may be amended, supplemented, modified, restated or replaced from time to time, the “Pooling and Servicing Agreement”) is BNY Trust Company of Canada, a trust company established under the laws of Canada and duly authorized to carry on the business of a trust company in each province and territory of Canada (the “Custodian”). The head office of the Custodian is located at 1 York Street, 6th Floor, Toronto, Ontario, M5J 0B6. Under the Pooling and Servicing Agreement, the Custodian, as agent, nominee and bare trustee for the Trust and the Seller, is required to hold the Account Assets, the Series Reserve Accounts and the proceeds thereof and to perform the duties which are specifically set out in the Pooling and Servicing Agreement, including reviewing reports and certificates required to be delivered by the Servicer to ensure that they substantially conform to the requirements of the Pooling and Servicing Agreement.

The Pooling and Servicing Agreement sets out eligibility requirements relating to the Custodian to be satisfied on an ongoing basis, unless otherwise acceptable to the Rating Agencies, including that the Custodian must at all times: (i) (A) be a Schedule I chartered bank or a trust company or insurance company, not affiliated with the Seller or Servicer, organized and doing business under the laws of Canada or any province thereof and, in each case, authorized under applicable law to exercise corporate trust powers, having a combined capital and surplus of at least $50,000,000 and having received an investment grade rating from the Rating Agencies; and (B) be subject to supervision or examination by federal or provincial authorities; or (ii) otherwise satisfy the Rating Agency Condition and otherwise be satisfactory to the Series Co-Owners or, if applicable, any credit enhancement providers. If at any time the Custodian ceases to be eligible in accordance with the Pooling and Servicing Agreement, the Custodian must resign immediately in the manner and with the effect specified in the Pooling and Servicing Agreement. The Pooling and Servicing Agreement provides that the Servicer or the Series Co-Owners and the Seller may remove the Custodian and appoint a successor Custodian if, among other things, the Custodian ceases to be eligible in accordance with the provisions of the Pooling and Servicing Agreement and fails to resign voluntarily. The Custodian may also resign at any time, in which event the Seller and the Series Co-Owners will be obligated to appoint a successor Custodian. If they do not, the Servicer may apply to a court for the appointment of a successor Custodian. Any resignation or removal of the Custodian and appointment of a successor Custodian does not become effective until the acceptance of the appointment by the successor Custodian and the Rating Agency Condition has been satisfied with respect to such appointment.

The Pooling and Servicing Agreement provides that the Series Co-Owners and the Seller, as the owner of the Retained Interest, will pay the Custodian reasonable compensation for all services rendered by the Custodian and will reimburse the Custodian for all reasonable expenses incurred in the exercise and performance of its duties under the Pooling and Servicing Agreement.

Termination of Custodial Arrangement

The custodial arrangement created by the Pooling and Servicing Agreement and the respective obligations and responsibilities of the Seller, the Servicer and the Custodian created thereby (other than the obligation of the Custodian to withdraw amounts from the Collection Account and deposit such amounts into a Series Distribution Account or other Series Accounts on the direction of the Servicer, and the Servicer’s obligation to make such direction) shall terminate on the day following the Distribution Day following the Determination Day on which after giving effect to the distributions on such Distribution Day: (i) the Invested Amounts of all Series is zero, (ii) each Series Co-Owner has received its Series Ownership Entitlement for such day, (iii) there is no Cumulative Invested Amount Deficiency with respect to any

Series, (iv) no other amounts are distributable to the Series Co-Owners in respect of any ownership interest pursuant to the related Series Purchase Agreement and the Pooling and Servicing Agreement, and (v) with respect to each Series, the events, if any, specified in the related Series Purchase Agreement have been satisfied. Upon the termination of the custodial arrangement, all right, title and interest in the custodial property and other funds held by the Custodian related to Accounts included by the Seller will be delivered to the Seller in respect of such Seller’s ownership of the Retained Interest.

Servicing of the Receivables

Under the Pooling and Servicing Agreement, RBC has been appointed as the initial servicer of the Account Assets (in such capacity and as may be replaced from time to time in such capacity, the “Servicer”). The Pooling and Servicing Agreement requires that the Servicer service and administer the Account Assets, collect all payments due in respect of the Account Assets, maintain records and make all required distributions, transfers and deposits with respect to the Accounts and the receivables, make calculations and adjustments in respect of each Series in accordance with the Pooling and Servicing Agreement and each Series Purchase Agreement and report on such calculations and adjustments to the Custodian, each Series Co-Owner, the Seller and each other Person so specified in respect of a Series in the related Series Purchase Agreement at the times prescribed in such Series Purchase Agreements and, acting alone or through any party designated by it, take such action on behalf of the Series Co-Owners and the Seller as the Custodian, pursuant to a Series Co-Owner direction, shall direct or as it shall deem necessary or desirable for the proper and efficient servicing and administration of the Accounts and the collection of the receivables; provided, however, that the Servicer shall have no obligation to institute, appear in, prosecute or defend any legal proceeding which is not incidental to the proper and efficient servicing and administration of the Accounts and the collection of the receivables as provided in the Pooling and Servicing Agreement. The Servicer, upon learning of any Amortization Event, must promptly notify the Seller, the Custodian, the Trust, and each Rating Agency of such Amortization Event.

The Servicer may, in the ordinary course of its business, delegate some or all of its duties as Servicer to any Person which agrees to perform those duties as sub-servicer in accordance with the Pooling and Servicing Agreement or the Series Purchase Agreements. Such delegation will not relieve the Servicer of its liability and responsibility for the performance of those duties and will not constitute a resignation of the Servicer. RBC has contracted third parties for the sub-servicing of the Portfolio. See “Credit Card Business of the Seller — General”.

Pool Expenses

On each Distribution Day, the Custodian, upon the written direction of the Servicer, is required to withdraw from amounts deposited in the Collection Account in respect of Finance Charge Receivable Collections an amount equal to the Pool Expenses payable during the related Determination Period and apply such amount as follows:

(a)	first, the Custodian shall be entitled to retain an amount equal to all fees payable to it on the day in connection with its acting as Custodian, plus the aggregate amount of all expenses for which it is entitled to be reimbursed on the day by the Seller and the Series Co-Owners;

(b)	second, the Custodian shall pay to the successor Servicer, if any, an amount equal to all fees payable to the successor Servicer on the day, plus the aggregate amount of all expenses of the successor Servicer for which it is entitled to be reimbursed on the day by the Seller and the Series Co-Owners; and

(c)	third, to the independent auditor referred to in paragraph (c) of the definition of “Pool Expenses”.

Servicing Compensation and Payment of Expenses

RBC, as Seller and initial Servicer, has agreed that the consideration received by it for any Series, as and when sold by RBC, constitutes compensation in full for services rendered in its capacity as Servicer and reimbursement of expenses incurred by it in such capacity. Any successor Servicer will be entitled to receive a servicing fee and reimbursements of its expenses on each Distribution Day. See “Pool Expenses” above.

Servicer Termination Events

A “Servicer Termination Event” will occur in respect of a series ownership interest if one or more of the following events occurs:

(a)	the Servicer fails to make any distribution, transfer or deposit required in respect of an ownership interest and such failure continues for a period of three Business Days (or such greater number of days as may be specified with respect to an ownership interest in the related Series Purchase Agreement) after the delivery by the Custodian or the affected Series Co-Owner of written notice thereof to the Servicer or after discovery of such failure by an officer of the Servicer;

(b)	except as set forth in (a) above, the Servicer or, if the Seller or an affiliate is the Servicer, the Seller, as the case may be, fails to observe or perform any covenant or agreement contained in the Pooling and Servicing Agreement or the applicable Series Purchase Agreement, if such failure has a material adverse effect on the ability of the Series Co-Owner to satisfy its obligations to holders of the Related Securities (without regard to the availability of any Series credit enhancement) and continues unremedied for a period of 60 days after delivery by the Custodian or the affected Series Co-Owner of written notice thereof to the Servicer or the Seller, as the case may be;

(c)	any representation or warranty made by the Servicer, or if the Seller or an affiliate is the Servicer, made by the Seller in the Pooling and Servicing Agreement or the applicable Series Purchase Agreement is found to have been incorrect when made, or any information required thereby to be given by the Servicer is found to have been incorrect when given, and such incorrect representation, warranty or information has a material adverse effect on the ability of the Series Co-Owner to satisfy its obligations to holders of the Related Securities (without regard to the availability of any Series credit enhancement) and continues to be incorrect or unremedied for a period of 60 days after delivery by the Custodian or the Series Co-Owner of written notice thereof to the Servicer or the Seller, as the case may be; or

(d)	except where certain terms of the Pooling and Servicing Agreement relating to reorganization have been complied with, there is commenced against the Servicer any proceeding or the taking of any step by or against the Servicer for the dissolution, liquidation or winding-up of the Servicer or for any relief from the laws of any jurisdiction relating to bankruptcy, insolvency, reorganization, arrangement, compromise or winding-up, or for the appointment of one or more of a trustee, receiver, receiver and manager, custodian, liquidator or other person with similar powers with respect to the Servicer, unless such proceeding or step is being contested in good faith by the Servicer.

If a Servicer Termination Event has occurred and is continuing, Series Co-Owners representing more than 50% of the aggregate Invested Amounts of all Series outstanding at such time may direct the Custodian to terminate the Servicer and appoint a successor Servicer. If a material delay in obtaining such co-owner direction would be reasonably expected to have a material adverse effect on the interests of the Series Co-Owners, the Custodian, acting for and on behalf of the Series Co-Owners and the Seller, will be permitted to replace the Servicer without requiring such co-owner direction.

Certain Matters Regarding the Servicer

The Seller, as initial Servicer, or a successor Servicer, may not resign as Servicer unless, in the opinion of the Seller, as initial Servicer, or such successor Servicer, acting reasonably, the performance of the duties and obligations of Servicer under the Pooling and Servicing Agreement by the Seller, as initial Servicer, or such successor Servicer, is no longer permissible under applicable laws, and there is no action which could reasonably be taken by the Seller, as initial Servicer, or such successor Servicer, that would make the performance of such duties and obligations permissible under applicable laws or as a result of a permitted assignment by the Seller of the Pooling and Servicing Agreement if the Seller is the Servicer.

Provided that the Servicer shall have first notified the Rating Agencies in writing, any Person into which the Servicer may be amalgamated or consolidated or any Person resulting from any amalgamation or consolidation to which the Servicer is a party, or any Person succeeding to the business of the Servicer, shall be the successor Servicer and such successor, prior to or contemporaneously with the completion of such transaction, shall have executed such instruments as, in the opinion of counsel, are necessary or advisable to evidence the assumption by the successor of all of the obligations of the Servicer under the Pooling and Servicing Agreement.

Reporting Requirements

Pursuant to the Pooling and Servicing Agreement and the Series Purchase Agreements, the Servicer will be required to prepare certain reports in relation to the series ownership interests in the form and within the time limits prescribed by the Pooling and Servicing Agreement and the Series Purchase Agreements and to deliver the reports to the Custodian, the Seller and the Trust.

Reports to Noteholders

The Servicer will be required to deliver a monthly report (the “Monthly Noteholder’s Report”) to the Seller, the Custodian, the Trust and the Rating Agencies. The Monthly Noteholder’s Report will provide various items of information relating to the most recent distributions with respect to the series ownership interests and a statement setting forth the recent status of the Accounts. Each Monthly Noteholder’s Report will substantially contain the information set forth below:

(a)	number of Accounts held by the Custodian;

(b)	delinquency information for the Accounts;

(c)	Pool Balance;

(d)	Floating Allocation Percentage;

(e)	Collections, Purchase Proceeds and Credit Adjustments and the allocation and distribution thereof;

(f)	Series Income Share;

(g)	Excess Finance Charge Receivable Collections;

(h)	Series Share;

(i)	Maximum Series Entitlement;

(j)	Cumulative Entitlement Deficiency;

(k)	Cumulative Invested Amount Deficiency;

(l)	Series Pool Losses;

(m)	Pool Expenses;

(n)	the amount of interest and principal payable and paid on each class of notes;

(o)	the principal amount of each class of notes at the beginning of the period and the end of the period; and

(p)	[if applicable, notice of the occurrence of a Benchmark Transition Event and its related Benchmark Replacement Date, the determination of a Benchmark Replacement and the making of any Benchmark Replacement Conforming Changes].

The Servicer, on behalf of the Trust, will file a Form 10-D for the Trust with the SEC within 15 days after each Distribution Day, which will include the Monthly Noteholder’s Report for that Distribution Day and the following information, if applicable:

●	a description of the events that triggered a review of the review receivables by the Asset Representations Reviewer during the prior month,

●	if the Asset Representations Reviewer delivered its review report during the prior month, a summary of the report,

●	if the Asset Representations Reviewer resigned or was removed, replaced or substituted, or if a new Asset Representations Reviewer was appointed during the prior month, the identity and experience of the new Asset Representations Reviewer, the date the change occurred and the circumstances surrounding the change,

●	a statement that the Trust received a request from a noteholder during the prior month to communicate with other noteholders, together with the date the request was received, the name of the requesting noteholder, a statement that the requesting noteholder is interested in communicating with other noteholders about the possible exercise of rights under the transaction documents and a description of the method by which the other noteholders may contact the requesting noteholder, and

●	any material change in the Sponsor’s Retained Interest in this securitization transaction.

The Administrative Agent intends to post investor oriented pool data (the “Investors’ Monthly Portfolio Report Summary”) on the Bloomberg Service under the symbol “GCCT” carried on the service under “mtge” and on RBC’s website: http://www.rbc.com/investorrelations/golden-credit-card-trust.html. The Administrative Agent will distribute the Investors’ Monthly Portfolio Report Summary via e-mail or regular post directly to holders of the notes who provide a written request to the Administrative Agent. Such written request must be forwarded to the following address: Royal Bank of Canada, Administrative

Agent for Golden Credit Card Trust, c/o Corporate Treasury, 14th Floor, 155 Wellington Street West, Toronto, Ontario M5V 3K7, Attention: Senior Manager.

To the extent notes are represented by book-entry notes, the foregoing information will be available to the related noteholders only to the extent it is forwarded by or otherwise available through DTC and its participants. The manner in which notices and other communications are conveyed by DTC to participants, and by participants to the noteholders, will be governed by arrangements between DTC and its participants, subject to any statutory or regulatory requirements as may be in effect from time to time. The Servicer, the Issuer Trustee, the Indenture Trustee and the Administrative Agent may recognize as sole owner of a note the person in whose name the note is registered on the books and records of the Indenture Trustee, as registrar in respect of the notes.

Annual Reports

The Servicer, on behalf of the Trust, will file a Form 10-K for the Trust with the SEC within 90 days after the end of the Trust’s fiscal year. The annual report filed on Form 10-K will include as exhibits (1) an assessment report of compliance with servicing criteria pursuant to Item 1122(a) and (d) of Regulation AB, (2) an accountant’s attestation report pursuant to Item 1122(b) of Regulation AB and (3) a servicer compliance statement pursuant to Item 1123 of Regulation AB. These reports will not be sent to noteholders. See “Where You Can Find More Information” for information as to how these reports may be accessed.

Indemnification

The Pooling and Servicing Agreement provides that the Servicer will indemnify the Custodian and the Series Co-Owners from and against any loss, liability, expense, damage or injury suffered or sustained arising out of the Servicer’s or Custodian’s actions or omissions with respect to its servicing and administration of the Accounts and the Account Assets pursuant to the Pooling and Servicing Agreement. In the event of a transfer of servicing to a successor Servicer, the successor Servicer will be obligated to indemnify and hold harmless the parties described in this paragraph for any losses, claims, damages and liabilities as described in this paragraph arising from the actions or omissions of such successor Servicer.

Under the Pooling and Servicing Agreement, the Seller has agreed to indemnify the Custodian and the Series Co-Owners against any loss, liability, expense, damage, claim or injury suffered by reason of any representations and warranties, acts, omissions or alleged acts or omissions arising out of activities of the Seller or the Custodian pursuant to the Pooling and Servicing Agreement or any Series Purchase Agreement, including reliance on any representation or warranty made by the Seller in the Pooling and Servicing Agreement which was incorrect in any material respect when made, provided, however, that the Seller will not provide such indemnity if such acts, omissions or alleged acts or omissions constitute fraud, gross negligence, breach of fiduciary duty (other than negligent action) or wilful misconduct by the Custodian.

Except as provided in the preceding two paragraphs, the Pooling and Servicing Agreement provides that none of the Seller nor any of its directors, officers, employees or agents will be under any other liability to the Custodian or any Series Co-Owner for any action taken, or for refraining from taking any action, pursuant to the Pooling and Servicing Agreement. However, the Seller will not be protected against any liability which would otherwise be imposed by reason of wilful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of reckless disregard of its obligations and duties thereunder.

Amendments to the Pooling and Servicing Agreement

The Pooling and Servicing Agreement may be amended by the Servicer and the Seller without obtaining the consent of the Trust to cure any ambiguity, to correct or supplement any provisions therein which may be inconsistent with any other provisions therein, to add other identifying factors to the definition of “Account” or to add any other provisions with respect to matters or questions raised under the Pooling and Servicing Agreement which are not inconsistent with the provisions of the Pooling and Servicing Agreement, provided that such amendment shall not, as evidenced by an opinion of counsel, adversely affect in any material respect the interests of any existing Series Co-Owners in relation to their ownership interests (without regard to the availability of any Series credit enhancement or Series Account balances).

The Pooling and Servicing Agreement may also be amended by the Servicer, the Seller and the Custodian (on satisfaction of the Rating Agency Condition and upon receipt by the Custodian of a direction of affected Series Co-Owners which have Invested Amounts as of the most recent Reporting Day that aggregate to more than 66⅔% of the aggregate of the Invested Amounts of all such affected Series), for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Pooling and Servicing Agreement or of modifying in any manner the rights of the Series Co-Owners or the Seller; provided, however, that the Servicer has provided the Rating Agencies with at least ten Business Days’ prior written notice of any such amendments and that no such amendment shall:

(a)	reduce in any manner the amount, or delay the timing, of any distributions to be made to the Trust or deposits of amounts to be so distributed;

(b)	change the definition of or the manner of calculating the Invested Amount of the related series ownership interest;

(c)	reduce the aforesaid percentage required to consent to any such amendment or reduce the percentage specified for any act provided for thereunder; or

(d)	adversely affect the Rating Agencies’ rating of the related series ownership interest or the notes;

in each such case, without the consent of the affected Series Co-Owners. The consent of the Custodian will be required in respect of any amendments which affect the Custodian’s rights, duties or immunities under the Pooling and Servicing Agreement or otherwise.

Ownership Interests

Sale of Other Series of Ownership Interests

The Pooling and Servicing Agreement provides that, pursuant to one or more Series Purchase Agreements, the Seller may, subject to satisfying certain conditions as described below, Transfer one or more series of ownership interests. Such co-ownership interests of other Series may be sold to the Trust and to other Persons. If other series of ownership interests are created and sold, the Trust, each other Series Co-Owner and the Seller will each have an undivided co-ownership interest in the same Account Assets. The Trust may purchase other ownership interests with the proceeds of notes or other obligations issued under, or otherwise permitted by, the Trust Indenture from time to time.

Each Series may have an amortization period or accumulation period which has a different length and begins on a different date than the amortization period or accumulation period for other Series. As a result, one or more Series may be in their amortization periods or accumulation periods while other Series are not. Thus, certain Series may be amortizing or accumulating Collections, while other Series are in their revolving periods. Under the Pooling and Servicing Agreement, the entitlement to receive amounts derived from any credit enhancement will only be available to the particular Series to which the credit enhancement relates.

Under the Pooling and Servicing Agreement and pursuant to a Series Purchase Agreement, a new Series may be created and Transferred only upon satisfaction of certain conditions, including: (a) the satisfaction of the Rating Agency Condition; (b) the Seller having determined that, after giving effect to such Transfer the Pool Balance will not be less than the Required Pool Balance; and (c) the Seller shall have delivered a certificate certifying that the Seller reasonably believes that the Transfer of the new Series will not result in the occurrence of an amortization event in respect of any Series. Upon satisfaction of all such conditions which are applicable in the circumstances and the payment of the consideration for the new Series to the Seller, the Custodian is required to execute the series purchase agreement as agent for and on behalf of the new Series Co-Owners.

The Retained Interest

The balance of the interest in the Account Assets and in and to the Series Accounts and in all investments of such deposits and the proceeds thereof, other than the undivided co-ownership interests owned by the Trust or any other Series Co-Owners, constitutes the “Retained Interest” owned by the Seller. The dollar value of the Retained Interest at any time will be equal to the amount, if any, by which the Pool Balance on such day exceeds the Aggregate Ownership Amount on such day.

The Trust Indenture

When used in this section, “note” means asset backed notes issued pursuant to the Trust Indenture, “series” means any series of notes issued pursuant to the Trust Indenture, and “class” means, in respect of a series, each class of notes of such series issued pursuant to the Trust Indenture.

General

The Trust Indenture provides for the issuance, pursuant to supplemental indentures (each, a “Series Supplement”), of notes by the Trust issuable in series. The aggregate principal amount of notes which may be authorized, issued and outstanding under the Trust Indenture is unlimited, but may only be issued to fund the purchase of ownership interests and upon the terms and subject to the conditions provided in the Trust Indenture. Notes of any series may be issued in one or more classes.

For the purposes of determining whether holders of notes of the Trust issued under the Trust Indenture have given any request, demand, notice, consent or waiver under the Trust Indenture, the notes of the Trust will be treated and deemed to constitute a single series of notes; provided, however, if any action adversely affects in any material respect the rights relating to a particular series of notes or to a particular class of notes, such as Class A notes, Class B notes or Class C notes, in a manner or to an extent differing from the manner in or to the extent to which it affects the rights relating to a different series or class, as the case may be, then holders of such affected notes shall not be bound by any such action taken at a meeting or by an instrument in writing, unless special series or class meetings, as the case may be, of such noteholders are held.

Limited Recourse

Recourse to the Trust for amounts owing under the notes of a series will be limited to the right to be paid amounts distributed to the Trust in respect of the related series ownership interest, subject to the prior payment of certain amounts described under “Certain Features of Series 202●-● Ownership Interest and Notes — Payment Priorities” in Part I of this prospectus. Noteholders of a Series will not have recourse to the Seller, the Issuer Trustee (other than in its capacity as trustee of the Trust), the Custodian, the Indenture Trustee, or any affiliate thereof, nor will they have recourse to any series of ownership interests other than the series ownership interest, the purchase of which was funded in whole or in part by notes of the related series or any credit enhancement provided therefor or to any other property and assets owned by the Trust, the Issuer Trustee in its individual capacity, the Indenture Trustee or the Custodian. Noteholders will have the benefit of the related Series Reserve Account to the extent described herein. Holders of the Class A notes of a series will have the benefit of the subordination of payments due with respect to the Class B notes and Class C notes of such series and holders of the Class B notes of a series will have the benefit of the subordination of payments due with respect to the Class C notes of such series to the extent described herein.

Events of Default

Subject to the right of the noteholders of a Series to instruct the Indenture Trustee to waive certain defaults (see “Waiver of Default” below), the Indenture Trustee will declare the principal of and all accrued and unpaid interest and additional amounts, if any, on such series of notes then outstanding to be immediately due and payable and the same shall forthwith become immediately due and payable to the Indenture Trustee and the security on the applicable series ownership interest shall become enforceable, on the occurrence of one or more of the following events in relation to such series of notes (each, an “Event of Default”):

(a)	the Trust fails to pay any principal amount of or interest on such series of notes when the same becomes due and payable;

(b)	an encumbrancer other than the Indenture Trustee takes possession of such series ownership interest or any part thereof which is, in the opinion of the Indenture Trustee, a substantial part thereof, or if any process or execution is levied or enforced upon or against such series ownership interest or any part thereof which is, in the opinion of the Indenture Trustee, a substantial part thereof, and remains unsatisfied for such period as would permit any such property to be sold thereunder, unless such process is in good faith disputed by the Trust and the Trust gives or causes to be given security which, in the discretion of the Indenture Trustee, is sufficient to pay in full the amount thereby claimed in case the claim is held to be valid;

(c)	the Trust defaults in the performance of any covenant contained in the Trust Indenture or any supplement thereto in respect of outstanding notes of any particular series and such default remains unremedied for a period of 30 days after notice thereof is given in writing by the Indenture Trustee specifying the nature of the default and requiring that it be remedied;

(d)	the admission by the Issuer Trustee on behalf of the Trust that the Trust is unable to pay its liabilities generally as they become due, or the making by the Issuer Trustee of a general assignment for the benefit of the creditors of the Trust, or any other acknowledgment by the Issuer Trustee of the insolvency of the Trust, or the institution of any proceeding by or against the Trust seeking to adjudicate it a bankrupt or insolvent or seeking liquidation, winding up, dissolution, reorganization, arrangement, adjustment, protection, relief or composition of its debts under any law relating to bankruptcy, insolvency, reorganization, moratorium or relief of debtors or seeking the entry of an order for relief by the receiver, trustee or other similar official for the Trust or for any substantial part of its property and if such proceeding has been instituted against the Trust either such proceeding has not been stayed or dismissed within 45 days or any of the actions sought in such proceeding (including the entry of an order for relief or the appointment of a receiver), are granted in whole or in part, or the private appointment of a receiver in respect of the Trust or of the property of the Trust or any substantial part thereof; or

(e)	any representation or warranty made by the Trust (or any of its officers) in or pursuant to the Trust Indenture or any other document or instrument delivered thereunder or under the related Series Supplement proves to be have been incorrect in any material respect when made and such incorrect representation or warranty would have a material adverse effect on the ability of the Trust to satisfy its obligations under such series of notes (such material adverse effect to be determined without reference to any amounts on deposit in the applicable Series Reserve Account) and continues to be unremedied for a period of 30 Business Days after delivery by the Indenture Trustee of written notice thereof to the Trust specifying the nature of the incorrectness and requiring that it be remedied.

Subject to the provisions of the Trust Indenture relating to the duties of the Indenture Trustee, the Indenture Trustee will be under no obligation to exercise any of the rights, powers or discretion, make any elections or give any notices under the Trust Indenture at the request or direction of noteholders of any series of notes if the Indenture Trustee reasonably believes that it will not be adequately indemnified against the costs, expenses and liabilities which might be incurred by it in complying with such request.

Notice of Default

The Indenture Trustee is obligated to give notice of the occurrence of every Event of Default to the noteholders of the affected series, the Administrative Agent, all other creditors secured under the Trust Indenture to whom related Secured Obligations are owed, and each of the related Rating Agencies within 5 Business Days after the Indenture Trustee receives written notice of the occurrence thereof.

Where notice of an occurrence of an Event of Default has been given to noteholders of a Series and the Event of Default is thereafter waived or remedied (see “Waiver of Default” below), written notice that the Event of Default is no longer continuing is to be given by the Indenture Trustee to the Persons to whom notice of the occurrence of the Event of Default was given within a reasonable time, but not exceeding 30 days, after the Indenture Trustee receives written notice that the Event of Default has been waived or remedied.

“Secured Obligations” means obligations to creditors of the Trust secured under the Trust Indenture.

Waiver of Default

If the security granted pursuant to a Series Supplement related to a series of notes becomes enforceable pursuant to the provisions thereof and the Indenture Trustee has enforced the same, the relevant noteholders will have the right and power (exercisable by extraordinary noteholder direction of each of the holders of the Class A notes, the Class B notes and the Class C notes of such series, as applicable, then outstanding) to instruct the Indenture Trustee to waive a default pursuant to clauses (a), (c) and (e) of the definition of “Event of Default” above, and the Indenture Trustee will thereupon waive such default upon the terms and conditions as such noteholders prescribe, provided always that no act or omission either of the Indenture Trustee or of such noteholders will extend to or be taken in any manner whatsoever to affect any subsequent default or any subsequent occurrence of an Event of Default or the rights resulting therefrom. If, as a result of any such default, the Indenture Trustee takes any steps pursuant to the provisions of the Trust Indenture to enforce the security granted pursuant to a Series Supplement related to a series of notes, and thereafter the default is waived by noteholders of such series, the Indenture Trustee will, at the request and at the cost of the Trust, take such action as may reasonably be required to restore the position which prevailed immediately prior to the taking of the steps by the Indenture Trustee, subject, however, to any conditions imposed by such noteholders in waiving the default, and neither the Indenture Trustee nor any receiver theretofore appointed by the Indenture Trustee will incur any liability by reason of the taking of such steps.

An “extraordinary noteholder direction” means with respect to actions by noteholders of a series or the Class A, Class B or Class C noteholders as separate classes of such series, a direction passed by the affirmative votes of the holders of not less than 66⅔% of the aggregate principal amount of the notes or class of notes of such series, as applicable, represented and voting at a meeting of holders of such notes or class of notes duly convened at which at least 25% of the aggregate principal amount of such notes or class of notes then outstanding to which such meeting relates are present in person or by proxy and held in accordance with the provisions of the Trust Indenture, or an instrument or instruments in writing signed in accordance with the provisions of the Trust Indenture.

A “noteholder direction” means, except as otherwise provided in the Trust Indenture, (i) a direction by the noteholders representing more than 50% of the aggregate unpaid principal amount of the notes then outstanding represented at a meeting of the noteholders called for the purpose of providing such direction in accordance with the Trust Indenture or (ii) a direction pursuant to a document or documents in writing signed by the noteholders then outstanding in accordance with the Trust Indenture.

Remedies

Subject to the provisions concerning indemnification referred to below and certain limitations contained in the Trust Indenture, if the security granted in respect of a series ownership interest becomes enforceable pursuant to the provisions of the Trust Indenture and the Trust has failed to pay to the Indenture Trustee on demand such amounts as are due from the Trust and unpaid in respect of the related notes, together with any other amounts due under the Trust Indenture, the Indenture Trustee shall (subject to the provisions of the Trust Indenture with respect to the giving of indemnity and funds) proceed to realize upon the security then enforceable and to enforce the rights of the Indenture Trustee and of the applicable noteholders (i) by possession of such series ownership interest; (ii) by appointment of a receiver subject to the provisions of the Trust Indenture; (iii) by proceedings in any court of competent jurisdiction for the appointment of a receiver or for the sale of such series ownership interest or any part thereof or for foreclosure; or (iv) by any other action, suit, remedy or proceeding authorized or permitted by the Trust Indenture or by law or by equity; and may file such proofs of claim and other papers or documents as may be necessary or advisable in order to have the claims of the Indenture Trustee lodged in any judicial proceedings relative to the Trust; provided that the Indenture Trustee will have the right to decline to follow any such direction if the action so directed may not lawfully be taken or would be unduly prejudicial to the rights of the Indenture Trustee. The appointment of a receiver and the disposition of such series ownership interest will require approval by the noteholders of the applicable series expressed by an extraordinary noteholder direction of each of the Class A, Class B and Class C noteholders of such series.

If, at any time, (a) any Event of Default capable of being remedied has been remedied by the Trust to the satisfaction of the Indenture Trustee and (b) the Indenture Trustee is in receipt of an extraordinary noteholder direction to which such Event of Default relates (subject to the rights of the holders of notes of a series or class to vote separately on the matter, if applicable) approving of the application of this provision to the remedied Event of Default, (i) the security will no longer be or be deemed to be enforceable by reason of such Event of Default; (ii) any rights which had become vested in the Indenture Trustee by virtue thereof will be and be deemed to be cancelled as fully and to the same extent as though no such Event of Default had occurred; and (iii) the Indenture Trustee will, or will instruct any receiver appointed by the Indenture Trustee, to restore to the Trust any security granted in respect of the applicable series ownership interest in the possession of the Indenture Trustee or receiver, as the case may be.

Limitation of Liability

Neither the Indenture Trustee nor any of its owners, agents, officers, directors, employees, successors or assigns, nor the beneficiary of the Trust shall be personally liable for the payment of the principal of, interest on or other amounts due under the notes or for the agreements of the Trust contained in the Trust Indenture.

Indemnification

The Trust has agreed to indemnify and save harmless the Indenture Trustee and its officers, directors, employees, agents, beneficiaries and stockholders out of the property of the Trust from and against any and all liabilities, losses, costs, claims, actions, expenses or demands whatsoever which may be brought against the Indenture Trustee or which it may suffer or incur as a result of or arising out of the performance of its duties and obligations under the Trust Indenture, except in the event of the gross negligence or reckless disregard in acting or failing to act, or the wilful misconduct, dishonesty or bad faith of the Indenture Trustee.

Amendments to the Trust Indenture

The Trust Indenture provides that, in addition to the Series Supplements, the Indenture Trustee and the Trust may amend the Trust Indenture or any related security document for certain purposes without the consent of any holders of notes and other related creditors secured under the Trust Indenture, including the following:

(a)	mortgaging, pledging, assuring, confirming or transferring to, or vesting in, the Indenture Trustee, or charging in favour of the Indenture Trustee, any property, real or personal, immovable or movable, now owned or hereafter acquired by the Trust, and providing that the same become and be part of the security for the Secured Obligations;

(b)	correcting or amplifying the description of any property in which security is specifically granted or intended so to be;

(c)	adding to the limitations or restrictions contained in the Trust Indenture or in any related security document further limitations or restrictions thereafter to be observed upon the ability of the Trust to deal with its property and assets;

(d)	adding to the covenants of the Trust contained in the Trust Indenture or in any related security document for the protection of all or any of the holders of notes and other related creditors secured under the Trust Indenture, with respect to any series;

(e)	giving effect to any noteholder direction of all outstanding series and to any other request, demand, authorization, direction, notice, consent, waiver or other action given to or taken by the holders of notes of all outstanding series as provided for and in accordance with the Trust Indenture, and in respect of a particular series or class, the related Series Supplement;

(f)	making such provisions, not substantially inconsistent with the Trust Indenture or any related security document, as may be necessary or desirable with respect to matters or questions arising thereunder, including the making of any modifications in the forms of the notes specified in the Trust Indenture, which, in the opinion of the Indenture Trustee, are expedient to make; provided that the Indenture Trustee shall be of the opinion that such provisions do not individually or in the aggregate materially adversely affect the interests of the holders of notes;

(g)	evidencing the succession, or successive successions, of any other Person to the Issuer Trustee and the covenants and obligations of the Trust under the Trust Indenture, the Series Supplements or under any related security document assumed by any such successor in accordance with the provisions of the Trust Indenture;

(h)	providing for altering the provisions of the Trust Indenture in respect of the exchange or transfer of notes;

(i)	adding to or modifying, amending or eliminating any of the terms of the Trust Indenture or of any related security document, provided, however, that:

(i)	notice of any proposed addition, modification, amendment or elimination of the terms of the Trust Indenture or of any related security document must be provided to the Rating Agencies and such proposed addition, modification, amendment or elimination must satisfy the Rating Agency Condition;

(ii)	no such addition, modification, amendment or elimination will be effective with respect to any notes which are outstanding at the time of such addition, modification, amendment or elimination; and

(iii)	the Indenture Trustee may decline, in its discretion, to enter into any amendment which would adversely affect its own rights, duties or immunities under the Trust Indenture or otherwise;

(j)	making any addition to, or modification, amendment or elimination of any of the terms of, the Trust Indenture or a related security document which, in the opinion of counsel, is necessary or advisable in order to incorporate, reflect or comply with any applicable law or requirement of any Governmental Authority of any jurisdiction, the provisions of which apply to the Trust, the Issuer Trustee, the Indenture Trustee, the Trust Indenture or such related security document;

(k)	making any addition to, or modification, amendment or elimination of any of the terms of, the Trust Indenture or any related security document which, (A) in the opinion of the Trust and the Indenture Trustee, do not individually or in the aggregate materially adversely affect the interests of the holders of notes and (B) satisfies the Rating Agency Condition; and

(l)	making any changes or corrections in the Trust Indenture or in any related security document which counsel to the Trust shall have advised the Trust and the Indenture Trustee are non-substantive corrections or changes or are required for the purpose of curing or correcting any ambiguity or defective or inconsistent provisions or any clerical omission or mistake or manifest error contained in the Trust Indenture or any related security document or in any deed, or indenture supplemental to the Trust Indenture or any related material contract.

The Series Supplements and the provisions of the Series Purchase Agreements relating to the removal of Accounts and the Declaration of Trust relating to the permitted activities of the Trust may be amended without the noteholders consent in order to comply with any amendments to, modifications of, elimination of or replacements of any relevant accounting standard, provided the Rating Agency Condition is satisfied.

Amendments to the Trust Indenture for any purpose considered appropriate by the Indenture Trustee other than specified above may be made by the Indenture Trustee and the Trust upon receipt of a noteholder direction of those holders of notes of all series which would be materially adversely affected by such amendment, provided, however, that no such amendment shall:

(a)	reduce in any manner the amount of or delay the time of any payments (whether principal, interest or otherwise) to be made to the holders of notes then outstanding of such series or class, as applicable, or deposits of amounts to be so paid, without the consent of each affected holder of a note then outstanding of such series or class, as applicable, who is present in person or by proxy at a meeting of such holders of notes called to consent to such reduction or delay or pursuant to a document or documents in writing signed by each affected holder of notes then outstanding of such series or class, as applicable, in accordance with the Trust Indenture;

(b)	change the definition of or the manner of calculating amounts to which any holder of notes then outstanding as applicable, is entitled under the Trust Indenture, without the consent of each affected holder of notes then outstanding of such series or class, as applicable, who is present in person or by proxy at a meeting of such holders of notes called to consent to such change or pursuant to a document or documents in writing signed by each affected holder of notes then outstanding of such series or class, as applicable, in accordance with the Trust Indenture;

(c)	result in the reduction or withdrawal by the Rating Agencies of their respective ratings of a series or class, as applicable, without the consent of the holders of notes then outstanding of such series or class, as applicable, representing more than 66⅔% of the aggregate unpaid principal amount of the notes then outstanding of such series or class, as applicable, represented at a meeting of the holders of notes called to consent to such amendment or pursuant to a document or documents in writing signed by the holders of notes of such series or class, as applicable, in accordance with the Trust Indenture; or

(d)	change consent requirements in specified provisions of the Trust Indenture or reduce the specified percentage of the aggregate unpaid principal amount of notes then outstanding of a series or class or all applicable series, as the case may be, without the consent of each affected noteholder of a note then outstanding of a series or class or all applicable series, as the case may be, who is present in person or by proxy at a meeting of such holders of notes called to consent to such reduction or pursuant to a document or documents in writing signed by each affected holder of notes then outstanding of such series or class or all applicable series, as the case may be, in accordance with the Trust Indenture.

Subject to the following, the Indenture Trustee will, upon the written request from time to time of the Trust, enter into or consent to, as applicable, any proposed amendment, modification, termination or waiver of, or any proposed postponement of compliance with, any Programme Agreement (other than a Distribution Notice), which action may be taken without the necessity of obtaining the consent of the related creditors with respect to any and all series, if, in the opinion of the Indenture Trustee, such amendment, modification, termination, waiver or postponement would not materially adversely affect the interests of the holders of notes then outstanding of any and all series; provided that, if, in the opinion of the Indenture Trustee, such amendment, modification, termination, waiver or postponement would have a material adverse effect on the interests of any such holders of notes, the Indenture Trustee will not enter into or consent to, as applicable, such amendment, modification, termination, waiver or postponement without, subject to automatic amendments with respect to a change in the Issuer Trustee, the consent of the holders of notes then outstanding of all materially adversely affected series by a noteholder direction from the holders of notes of all materially adversely affected notes. Notwithstanding the foregoing, the Indenture Trustee may decline to enter into or consent to, as applicable, a proposed amendment, modification, termination or waiver of, or a proposed postponement of compliance with, any such Programme Agreement that adversely affects its own rights, duties or immunities under the Trust Indenture or otherwise. No proposed amendment, modification, termination, waiver of or any postponement of compliance with any such Programme Agreement may be entered into or consented to, as applicable, which would materially adversely affect the interests of any Person to whom the Trust has incurred an obligation secured under the Trust Indenture in respect of a series and whose consent to such proposed amendment, modification, termination, waiver or postponement is expressly required under the applicable Series Supplement, without the consent of such Person so affected. Any of the foregoing amendments, modifications, terminations or waivers shall, in addition to the foregoing conditions, require that the Rating Agency Condition be satisfied.

The manner of obtaining such consents and of evidencing the authorization of the execution thereof shall be subject to such reasonable requirements as the Indenture Trustee may prescribe from time to time.

Certain Covenants

The Trust has agreed in the Trust Indenture that, without the prior written consent of the Indenture Trustee and unless the Rating Agency Condition shall have been satisfied with respect to the particular action contemplated below, or except as expressly permitted by the Trust Indenture or any of the related Programme Agreement, it will not, among other things:

(a)	create, incur, assume or suffer to exist any encumbrance (including, without limitation, any mortgage, pledge, lien, charge, assignment, lease, hypothecation or security interest) upon or in respect of any of the assets of the Trust, other than the security interest granted to the Indenture Trustee pursuant to the Trust Indenture and the related security documents;

(b)	sell or otherwise dispose of any of the series ownership interests;

(c)	other than indebtedness permitted under the Trust Indenture, incur or create or guarantee any indebtedness; or

(d)	purchase any additional ownership interest of the same Series as any existing series ownership interest.

Use of Proceeds

The Trust will use all of the proceeds of the offering of the notes of a series to finance the purchase of a series ownership interest pursuant to the Pooling and Servicing Agreement and the applicable Series Purchase Agreement.

Material Contracts

Contracts which have been entered into by the Issuer Trustee or Administrative Agent on behalf of the Trust or which will be entered into prior to the Closing Date and which are considered material to investors purchasing notes of a series are as follows (the “Material Contracts”):

(a)	the Declaration of Trust;

(b)	the Trust Indenture, including the Series Supplement relating to such notes;

(c)	the Administration Agreement;

(d)	the Pooling and Servicing Agreement (entered into by the Custodian as agent for the Series Co-Owners); and

(e)	the Series Purchase Agreement relating to the applicable Series and the related Distribution Notice.

In addition, with respect to the Series 202●-● ownership interest, the Swap Agreement is a Material Contract. Copies of Material Contracts may be obtained on request without charge from Royal Bank of Canada, in its capacity as Administrative Agent on behalf of the Trust, at Corporate Treasury, 14th Floor, 155 Wellington Street West, Toronto, Ontario M5K 3K7, Telephone: ●.

Transfer Agent and Registrar

CIBC Mellon Trust Company is the transfer agent and registrar for the notes. Registers for the registration and transfer of the notes will be kept by BNY Trust Company of Canada, as attorney for CIBC Mellon Trust Company, at its principal office in Toronto, Ontario.

Index of Defined Terms

Account	107
Account Assets	15, 100, 110
Accumulation Commencement Day	18, 127
Accumulation Period	127
Accumulation Period Shortfall	129
Addition Cut-Off Date	112
Addition Date	112
Addition Notice	112
Additional Account	107
Additional Funding Expenses	68
Administration Agreement	102
Administrative Agent	102
Affected Investors	8
Aggregate Ownership Amount	117
Amortization Commencement Day	129
Amortization Event	129
Amortization Event Notice	131
Amortization Events	19
Amortization Period	131
ARRC	43
Asset Representations Reviewer	102
Available Excess Collections	127
Available Reserve Amount	126
Bank Act	4
Benchmark	62
Benchmark Replacement	62
Benchmark Replacement Adjustment	63
Benchmark Replacement Conforming Changes	63
Benchmark Replacement Date	63
Benchmark Transition Event	63
Bill C-86	33
book-entry notes	73
Business Day	64, 110
Calculation Agent	64
Canadian Dollar Equivalent	59
Canadian Dollars	59
CDIC	36
CDIC Act	36
CDN$	59
CFTC	36
Class A Interest Rate	60
Class A Interest Rate Determination Day	60
Class A Swap Confirmation	20
Class A Swap Exchange Amount	69
Class A Swap Payment	69
Class B Interest Rate	60
Class B Interest Rate Determination Day	60
Class B Swap Confirmation	20
Class B Swap Exchange Amount	69
Class B Swap Payment	69
Class C Interest Rate	61
Class C Interest Rate Determination Day	61
Class C Swap Confirmation	20
Class C Swap Exchange Amount	70
Class C Swap Payment	70
Closing Date	15
Code	21, 91
Collection Account	17, 119
Collections	17, 50
Contingent Successor Servicer Amount	131
Controlled Accumulation Amount	18, 128
Controlled Distribution Amount	128
Counterparty Termination Payment	73
Credit Adjustments	122
Credit Card Accounts Portfolio	106
Credit Card Agreement	108
CRR	7
Cumulative Entitlement Deficiency	118
Cumulative Invested Amount Deficiency	118
Custodian	132
Cut-Off Date	107
DBRS	119
DBRS Ratings	72
Declaration of Trust	100
definitive notes	76
Delegated Directive	6
delinquency trigger rate	78
Designated Account	114
Designated Balance	114
Determination Day	113
Determination Period	113
Distribution Day	19, 113
Distribution Notice	121
Dodd-Frank Act	36
DTC	10, 73, 100
Due Diligence Requirements	7
EEA	6
Eligible Credit Card Account	110
Eligible Deposit Account	119
Eligible Institution	120
Eligible Investments	119
EMOC	58
ERISA	21
EU Affected Investors	7
EU Due Diligence Requirements	7

EU PRIIPS Regulation	6
EU Prospectus Regulation	6
EU Qualified Investor	6
EU Retail Investor	6
EU Retention Rules	7
EUWA	4, 90
Event of Default	140
Excess Collections	127
Excess Finance Charge Receivable Collections	117
Excess Requirement	127
Excess Spread Percentage	125
Expected Final Payment Date	16, 61
extraordinary noteholder direction	142
FATCA	95
finance charge receivable	16
Finance Charge Receivable Collections	117
finance charge receivables	50, 111
Financial Promotion Order	5
Fitch	119
Fitch Ratings	71
Fitch Second Ratings Requirement	72
Floating Allocation Percentage	117
FSMA	4, 90
Funding Costs	69
High Net Worth Companies, Unincorporated Associations etc.	5
Hybrid Mismatch Proposals	96
IGA	95
Indenture Trustee	102
indirect participants	74
Initial Account	107
Initial Invested Amount	15, 116
Insolvency Proceedings	31
Interchange Fees	51
Interest Payment Date	15
Interest Period	118
Invested Amount	116
Investment Company Act	20
Investors’ Monthly Portfolio Report Summary	137
IRS	92
ISDA	45
ISDA Definitions	64
ISDA Fallback Adjustment	64
ISDA Fallback Rate	64
Issuer Trustee	15, 100
LIBOR	43
Mastercard accounts	16
Mastercard Interchange Fees	51
Material Contracts	147
Maximum Series Entitlement	117
MiFID II	6, 91
Monthly Noteholder’s Report	136
Moody’s	119
Moody’s Second Ratings Requirement	72
Non-Resident Holder	96
Note Liquidation Account	70
noteholder direction	142
noteholders	127
notes	i, 100
NRSRO	47
obligor	108
Observation Period	64
offered notes	i
OID	94
Other Interchange Fees	51
ownership interest	17, 116
Partial Commingling Condition	122
participants	74
Participations	112
Payment Rate	132
Person	108
Plan	97
Plan Asset Regulation	97
Plans	21
Pool Balance	110
Pool Expenses	118
Pooled Assets	17
Pooling and Servicing Agreement	132
Prescription Date	18, 128
principal receivable	16
principal receivables	111
Programme Agreements	68
Prohibited Transactions	97
Proposed Amendments	96
Proposed Removal Date	114
PTCE	98
Purchase Date	132
Purchase Proceeds	120
Purged Account	115
Purging Date	115
Rating Agency	113
Rating Agency Condition	113
RBC	10, 100
receivables	14, 16, 100, 110
Record Date	62
Recoveries	17, 52
Reference Time	64
Regulations	96
Related Event of Default	19
Related Securities	113

Relevant Government Body	64
Relevant Persons	5
Removal Date	115
Removal Notice	114
Removed Account	115
Reporting Day	113
Required Pool Balance	113
Required Pool Percentage	15, 114
Required Reserve Amount	125
Reserve Account Available Collections	124
Reserve Event	125
Reserve Events	19
Retained Interest	17, 139
Revolving Period	18
S&P	51
Secured Obligations	142
Securities Act	89
Securitization Regulation	7
Securitization Regulations	7
Seller	14, 100
Seller Credit Card Account	107
Seller’s Representation and Indemnity Covenant	66
Series	113
Series 202●-● noteholders	19
Series 202●-● notes	i
Series 202●-● ownership interest	15
Series 202●-● Purchase Agreement	19
Series 202●-● Supplemental Indenture	59
Series Account	121
Series Allocable Percentage	119
Series Co-Owners	17
Series Distribution Account	17, 121
Series Income Share	117
Series Ownership Entitlement	128
series ownership interest	100, 116
Series Pool Losses	126
Series Principal Collections	126
Series Purchase Agreement	114
Series Reserve Account	15, 17, 100, 121
Series Share	126
Series Specific Prescription Date	128
Series Supplement	140
Servicer	133
Servicer Termination Event	134
Similar Law	21, 97
SOFR	43, 65
SOFR Administrator	65
SOFR Administrator’s Website	65
SOFR Index	65
SOFR Index Determination Time	65
SOFRi	65
Specified Account Designation	51
SSPE	8
Substituted Account	107
Superintendent	35
Swap Agreement	20
Swap Counterparty	20
Swap Payment Date	73
Swap Termination Date	73
Tax Act	95
Transfer	112
Transparency Requirements	9
Treasury Regulations	91
Trust	i
Trust Indenture	102
TSYS	106
U.S.	20
U.S. Dollars	59
U.S. Government Securities Business Day	66
U.S.$	59
UCITS	7
UK	4
UK Affected Investors	8
UK CRR	7
UK Due Diligence Requirements	7
UK MIFIR Product Governance Rules	5
UK PRIIPS Regulation	5
UK Prospectus Regulation	5
UK Qualified Investor	5
UK Retail Investor	4, 90
UK Retention Rules	7
UK Securitization Regulation	7
Unadjusted Benchmark Replacement	65
Underwriters	89
Underwriting Agreement	89
USD Compounded SOFR Index	65
Visa accounts	16
Visa Canada	106
Visa Interchange Fees	51
Written-Off Account	109
Written-Off Amount	111

GOLDEN CREDIT CARD TRUST[®]

Issuing Entity

GOLDEN CREDIT CARD LIMITED PARTNERSHIP
Depositor

ROYAL BANK OF CANADA
Sponsor, Seller, Administrative Agent and Servicer

[●%] Credit Card Receivables Backed Class A [Floating Rate] Notes, Series 202●-●
[[●%] Credit Card Receivables Backed Class B [Floating Rate] Notes, Series 202●-●]
[[●%] Credit Card Receivables Backed Class C [Floating Rate] Notes, Series 202●-●]

PROSPECTUS

● ●, 202●

Sole Lead Bookrunner

[UNDERWRITERS]

Co-Managers

[UNDERWRITERS]

We have not authorized anyone to provide any information other than that contained or incorporated by reference in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We do not claim the accuracy of the information in this prospectus as of any date other than the date stated on its cover.

Dealer Prospectus Delivery Obligation. Until 90 days after the date of this prospectus, all dealers that effect transactions in these securities, whether or not participating in the offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and for their unsold allotments or subscriptions.

PART II

Item 12.	Other Expenses of Issuance and Distribution.

The following is an itemized list of the estimated expenses to be incurred in connection with the offering described in this registration statement, other than underwriting discounts and commissions:

Securities and Exchange Commission Registration Fees	$991,800
Rating agency fees	$400,000
Printing	$0
Legal fees and expenses	$1,350,000
Accountants’ fees and expenses	$225,000
Fees and expenses of Trustees	$260,000
Miscellaneous expenses	$75,000

Total	$3,301,800

Item 13.	Indemnification of Directors and Officers.

The Registrant’s limited partnership agreement provides that the Registrant will indemnify and hold harmless its managing general partner (the “Managing GP”) and its shareholders, directors, officers, employees, and agents from any costs, damages, liabilities, resulting from or arising out of any act or omission or error of judgment of the Managing GP, or any of it shareholders, directors, officers, employees, and agents, on behalf of the Registrant or in furtherance of the business of the Registrant unless, in the case of any such person such costs, damages, liabilities, or expenses result from or arise out of any act or omission or error of judgment as a result of which such person is adjudged to have been guilty of negligence or willful misconduct or to have failed to act honestly and in good faith or to have breached fiduciary duty to the Registrant or the limited partners.  The above-referenced indemnity is in addition to and not a limitation of any other obligation of the Registrant to the Managing GP, including the obligation of the Registrant to reimburse or repay the Managing GP on account of costs outlays disbursements and expenditures incurred by or on their behalf but this indemnity will not be in derogation of the provisions of the limited partnership agreement which limit the liability of limited partners for the debts, liabilities and obligations of the Registrant to the capital contributions balance and solely to the extent required by applicable law, the amount of any capital distributions received by the Registrant. So long as any notes issued by Golden Credit Card Trust are outstanding, no payments in respect of this indemnity from funds of the Registrant (as distinct from funds from other sources, such as insurance) shall be made from amounts allocable to any other person pursuant to the transaction documents.

The By-laws of Royal Bank of Canada (the “Bank”) provide that the Bank shall undertake towards each of its directors and officers, each of its former directors and officers, and each of the persons who acts or has acted at the Bank’s request as a director or officer of an entity of which the Bank is or was a shareholder or creditor, that the Bank will indemnify him and his heirs and legal representatives (the “indemnified persons”) against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by such person in respect of any civil, criminal or administrative action or proceeding to which such person is made a party by reason of being or having been a director or officer of the Bank or such entity and including all taxes, duties, imposts, or governmental charges whatsoever (“taxes”) levied on amounts paid to so indemnify such person against such costs, charges, expenses and taxes if: (i) the indemnified person acted honestly and in good faith with a view to the best interests of the Bank; and (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, such person had reasonable grounds for believing that such person’s conduct was lawful; provided that the foregoing indemnification will not apply in respect of an action by or on behalf of the Bank to procure a judgment in its favor unless the approval of a court is obtained as required by the Bank Act (Canada). The Bank will exercise all reasonable efforts to obtain or assist in obtaining such approval.  These indemnification provisions could be construed to permit or require indemnification for certain liabilities arising out of United States federal securities laws.

Under the Bank Act (Canada), the indemnified persons referred to above are entitled to indemnity from the Bank in respect of all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the person in connection with the defense of any civil, criminal, administrative, investigative or other proceeding to which the person is subject because of their association with the Bank or another entity, if the person seeking indemnity:

•	was not judged by the court or other competent authority to have committed any fault or omitted to do anything they ought to have done; and

•	fulfills the conditions set out in (i) and (ii) above.

The Bank has obtained director’s and officer’s liability insurance coverage, which, subject to policy terms and limitations, provides indemnification and reimbursement coverage for directors and officers of the Bank and its subsidiaries, including the Managing GP, in certain circumstances where the Bank is unable to provide indemnification to such directors and officers.

Each underwriting agreement will generally provide that each underwriter will indemnify the Registrant and its directors, officers and controlling parties against specified liabilities, including liabilities under the Securities Act of 1933 relating to certain information provided or actions taken by the underwriter. The Registrant has been advised that in the opinion of the Securities and Exchange Commission this indemnification is against public policy as expressed in the Securities Act of 1934 and is, therefore, unenforceable.

Insofar as indemnification by the Bank, the Registrant or the Managing GP for liabilities arising from the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Bank, the Registrant or the Managing GP pursuant to the foregoing provisions, the Bank, the Registrant and the Managing GP have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 14. Exhibits.

(A) Exhibits:

Exhibits	Description
1.1	— Form of Underwriting Agreement.**
3.1	— Declaration under Limited Partnerships Act of Golden Credit Card Limited Partnership*
3.2	— Limited Partnership Agreement of Golden Credit Card Limited Partnership*
4.1	— Trust Indenture, dated as of July 9, 1999, between the Trust and the Indenture Trustee.**
4.2	— Supplemental Trust Indenture, dated as of April 22, 2008, among the Indenture Trustee, the predecessor Issuer Trustee and the successor Issuer Trustee.**
4.3	— Second Supplemental Indenture, dated as of January 26, 2017, between the Trust and the Indenture Trustee.**
4.4	— Form of Supplemental Indenture, between the Trust and the Indenture Trustee (including forms of Notes).**
5.1	— Opinion of McCarthy Tétrault LLP with respect to legality.*
8.1	— Opinion of Katten Muchin Rosenman LLP with respect to U.S. federal income tax matters.*
10.1	— Amended and Restated Declaration of Trust, made as of March 31, 1999, as supplemented by a Supplemental Declaration of Trust, made as of April 22, 2008, and a Second Supplemental Declaration of Trust, made as of September 29, 2011, by the Issuer Trustee acting as trustee of the Trust.**
10.2	— Administration Agreement, dated as of March 31, 1999, between the Trust and the Administrative Agrent.**
10.3	— Second Amended and Restated Pooling and Servicing Agreement, dated as of October 30, 2009, between the Sponsor, as Seller and initial Servicer, and BNY Trust Company of Canada, as Agent, Nominee and Bare Trustee.**
10.4	— Form of Series 202● ● Purchase Agreement, among the Sponsor, as Seller and initial Servicer, the Custodian, as Agent, Nominee and Bare Trustee, and the Depositor.**
10.5	— Form of Series 202● ● Co-Ownership Assignment Agreement, among the Sponsor, as Seller and initial Servicer, the Custodian, as Agent, Nominee and Bare Trustee, the Depositor and the Trust.**
10.6	— Form of Swap Agreement, between the Trust and the Swap Counterparty.**
10.7	— Asset Representations Review Agreement, dated as of [______], 2023, among the Sponsor, the Depositor and the Asset Representations Reviewer.**
23.1	— Consent of McCarthy Tétrault LLP (included as part of Exhibit 5.1).*
23.2	— Consent of Katten Muchin Rosenman LLP (included as part of Exhibit 8.1).*
24.1	— Powers of Attorney.*
25.1	— Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939.**
36.1	— Form of Depositor certification for shelf offerings of asset-backed securities.*
107.1	— Calculation of Filing Fee Tables.*

*	Filed with this Form SF-3.

**	To be filed by amendment

Item 15.	Undertakings.

(a)	Rule 415 Offering.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that:

(A) [Not applicable].

(B) Paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the registration statement is on Form S-3, Form SF-3 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of this registration statement.

(C) Provided further, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if this Registration Statement is for an offering of asset-backed securities on Form SF-1 or Form SF-3 and the information required to be included in a post-effective amendment is provided pursuant to Item 1100(c) of Regulation AB.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) [Not applicable]

(5) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) [Not applicable];

(ii) [Not applicable];

(iii) If the registrant is relying on Rule 430D:

(A) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) and (h) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430D relating to an offering made pursuant to Rule 415(a)(1)(vii) or (a)(1)(xii) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430D, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(6) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(7) If the registrant is relying on Rule 430D, with respect to any offering of securities registered on Form SF-3, to file the information previously omitted from the prospectus filed as part of an effective registration statement in accordance with Rule 424(h) and Rule 430D.

(b)	Filings Incorporating Subsequent Exchange Act Documents by Reference.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	[Reserved].

(d)	[Reserved].

(e)	[Reserved].

(f)	[Reserved].

(g)	[Not applicable].

(h)	Request for Acceleration of Effective Date or Filing of Registration Statement Becoming Effective Upon Filing.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(i)	Filing of Prospectuses.

The undersigned registrant hereby undertakes that:

(1)       For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)       For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(j)	Filings Regarding Asset-Backed Securities Incorporating by Reference Subsequent Exchange Act Documents by Third Parties

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 of a third party that is incorporated by reference in the registration statement in accordance with Item 1100(c)(1) of Regulation AB shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SF-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto, Province of Ontario, Canada on February 10, 2023.

GOLDEN CREDIT CARD LIMITED PARTNERSHIP
(Registrant)

By:	GOLDEN CREDIT CARD GP INC., its managing general partner

By:		/s/ Boris Kogut
	Name:	Boris Kogut
	Title:	Director and Chief Executive Officer

By:		/s/ David Power
	Name:	David Power
	Title:	Director

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed on February 10, 2023 by the following persons in the capacities indicated.

Signature	Title
/s/ Boris Kogut Boris Kogut	Director and Chief Executive Officer (Principal Executive Officer)

/s/ Michael Lynch Michael Lynch	Chief Financial Officer (Principal Financial Officer)

/s/ Vincent Lau Vincent Lau	Chief Accounting Officer (Principal Accounting Officer)

/s/ David Power David Power	Director

/s/ Athena Varmazis Athena Varmazis	Director